

2023
ANNUAL REPORT



It's a big moment for the semiconductor industry

The world is looking to us to help drive technological advancements that will benefit people, industries, and our planet for generations. And at Lam, we're delivering in new and exciting ways. Because we believe that we are the ones who will create the *breakthroughs that make so many other world-changing innovations possible.*

We recognize the power of the work we do – and it fuels our passion for taking on the world's biggest technology challenges. That's why we partner with customers to unleash the power of innovation together for a better world, and why we bring together passionate, talented people who boldly tackle the next big inflections for our industry. We are breaking down barriers to collaboration through a physical and virtual ecosystem connecting academia, researchers, and manufacturers to leverage our combined expertise to enable nanoscale-level precision. And along the way, we support communities around the world and lead the semiconductor industry toward a more sustainable future.



LETTER TO OUR STOCKHOLDERS

Dear Lam Stockholders,

Lam delivered solid performance in fiscal year 2023, demonstrating resiliency and operational execution amid a challenging global economic and semiconductor industry environment. Revenue totaled $17.4 billion and diluted earnings per share were $33.21, both higher than the prior year. This performance is despite worldwide supply chain constraints and further export restrictions in the first half of the fiscal year, and a memory-led downturn in wafer fabrication equipment (WFE) spending in the second half. The strength in our results was made possible by the dedication of our employees and the continued partnerships with our customers and suppliers.

It's widely expected that semiconductor industry revenue will reach $1 trillion within the current decade. This near doubling of revenues from today's levels reflects the increasingly indispensable role semiconductors play in our daily lives, from the information and entertainment we consume on everyday devices such as smartphones and PCs to the advanced servers that enable new



applications such as artificial intelligence (AI), including generative AI. Specifically, for semiconductor capital equipment, there are three fundamental trends creating a strong tailwind for long-term growth: increasing semiconductor content in advanced end devices, growing complexity of device architectures, and larger die sizes needed for higher performance and reliability. Some of these drivers such as rising device complexity are especially beneficial to Lam as they drive greater deposition and etch intensity.

Our broad and differentiated product portfolio for processing at the atomic scale is vital for this era of 3D scaling. We are the established leader in 3D NAND and sit at the forefront of the move to 3D in other device segments, including Gate All Around in logic, 3D DRAM, and advanced packaging. For example, as advanced logic devices transition from FinFET to Gate All Around structures, new etch and deposition capabilities are required, and our Selective Etch, Atomic Layer Deposition, and Atomic Layer Etch product portfolios are solving for the geometric complexity of forming the transistor. Lam is also the





market leader in new applications for advanced packaging, such as high-bandwidth memory and chiplet architectures, and we expect to benefit as these applications become more prevalent. We have leadership positions in copper electroplating and thru silicon via (TSV) etch solutions across all leading memory customers, leveraging our expertise in etching and filling high aspect ratio geometry structures.

In addition to providing solutions to our customers' toughest technology challenges, we also focus on optimizing productivity in their fabs. Through offerings such as high-quality parts and machine learning-based Equipment Intelligence® solutions, our Customer Support Business Group (CSBG) provides differentiated capabilities for our installed base of approximately 84,000 chambers. CSBG also enables us to flex the existing installed base via technology, productivity, and reuse upgrades that extend the life of our products and allow customers to capitalize on their investment. The Reliant® systems business within CSBG supports customers'

mature node investments, providing Lam with favorable exposure to specialty segments such as Autonomous Driving, Internet of Things, and 5G, to name a few. Our CSBG business sits in a key enabling position for the massive semiconductor industry prospects ahead, while providing strength and stability to Lam's performance through WFE investment cycles.



Our strategy revolves around delivering boundary-breaking technologies with the speed and scale required by our customers. An important component to this strategy relies on locating expertise and infrastructure close to our customers. In just the past two years, we have opened technology centers in India, Korea, and Taiwan, grown manufacturing sites in Malaysia and Taiwan, and strengthened our United States and Europe operations. These strategic investments place critical Lam capabilities closer to our partners which maximizes collaboration as well as enhances speed, flexibility, access to talent, and business continuity.





Lam plays an integral role in driving the next generation of technology breakthroughs to move the world forward. And with that, we have a responsibility to do so in a sustainable way. As detailed in our recently released 2022 Environmental, Social and Governance (ESG) report, Lam is exceeding key 2025 ESG goals, and we are making solid progress toward our objectives of achieving 100% renewable electricity usage in our operations by 2030 and net zero by 2050. In 2022, we were again named to the Dow Jones Sustainability Index, and we became the first U.S.-based semiconductor equipment manufacturer to have its near-term emission reduction targets approved by the Science Based Targets initiative. Many other accomplishments across sustainable innovation and supply chain development, STEM education support, industry collaboration and more can be found in our ESG report.

We are proud of our accomplishments in fiscal year 2023, and we are set to emerge from this cycle stronger, and a more global, capable, and efficient company. We serve an industry that has a growing impact on the lives of nearly everyone on the planet, and we are confident Lam will continue to deliver the breakthrough innovations that create value for the industry and our customers, employees, partners, and stockholders.

Sincerely,

   Timothy M. Archer
President
and Chief Executive Officer

   Abhijit Y. Talwalkar
Chairman of the Board

September 8, 2023



Strong financial results, with continued focus on investments in Research and Development

Lam executed solid financial performance in Fiscal Year 2023 with record levels of revenue, diluted earnings per share, and operating cash flows.

Performance Overview - Fiscal Year 2023

$17.4 billion
Revenue

$33.21
Diluted earnings per Share

$1.7 billion
R&D Expenses

29.7%
Operating Margin

$5.2 billion
Operating cash flows

$2.0 billion
Share repurchases

$908 million
Dividends paid

R&D Spend (Millions)

Fiscal Year	Value
FY'19	~$1,200
FY'20	~$1,250
FY'21	~$1,500
FY'22	~$1,600
FY'23	~$1,720

Revenue (Billions)

Fiscal Year	Value
FY'19	~$9.7
FY'20	~$10.0
FY'21	~$14.6
FY'22	~$17.2
FY'23	~$17.4

Diluted Earnings per Share

Fiscal Year	Value
FY'19	~$13.70
FY'20	~$15.00
FY'21	~$27.00
FY'22	~$33.00
FY'23	~$33.21



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
San Jose, California

TRANSFER AGENT AND REGISTRAR

For a response to questions regarding misplaced stock certificates, changes of address, or the consolidation of accounts, please contact the Company's transfer agent.

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
1-877-265-2630

Private Couriers/Registered Mail:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021

TDD for Hearing Impaired:
1-800-952-9245

Foreign Stockholders:
1-201-680-6578

Website Address:
www.computershare.com/investor

STOCK LISTING

The Company's common stock is traded on the Nasdaq Global Select Market^SM under the symbol LRCX. Lam Research Corporation is a Nasdaq-100 Index® and S&P 500® company.

INVESTOR RELATIONS

Lam Research Corporation welcomes inquiries from its stockholders and other interested investors. For additional copies of this report or other financial information, please contact:

Investor Relations
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538
1-510-572-1615
investor.relations@lamresearch.com

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 9:30 a.m. Pacific Standard Time on Tuesday, November 7, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

With the exception of historical facts, the statements contained in the Letter to Our Stockholders ("Letter") and this Annual Report ("Report") are forward-looking statements. Forward-looking statements are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Certain, but not all, of the forward-looking statements in the Letter and Report are specifically identified as forward-looking by the use of words and phrases such as "aim," "anticipate," "believe," "commitment," "continue," "could," "expect," "future," "goal," "intend," "may," "opportunities," "plan," "should," "vision," "will," and "would." However, our identification of certain statements as forward-looking does not mean that other statements not specifically identified are not forward-looking. Forward-looking statements include, but are not limited to, statements that relate to: expectations for global semiconductor revenues; the world's reliance on semiconductor technology; wafer fabrication equipment demand; our positioning within the semiconductor ecosystem and the role of our equipment in creating devices; customers' demand for and use of our systems and services; the positioning of our products relative to industry trends; our strategies; the ability of our products to support current and future applications and device roadmaps and to enable advanced devices; our collaboration with customers and ability to build customer trust; our strategic investments in our global operations; our ability to meet customer demand for spares, services, and upgrade offerings; our continued position as a market leader; the long-term growth of the semiconductor capital equipment industry; our ability to effectively innovate products, services, and processes; our environmental, social and governance goals and objectives, including our goals regarding renewable electricity usage in our operations and net zero carbon emissions; our financial performance; our technology leadership; our ability to launch new products; our ability to create and deliver value to our stakeholders; our ability to deliver; and the strength of our partnership with our customers and suppliers. Such statements are based on current expectations and are subject to risks, uncertainties, and changes in condition, significance, value and effect. Some factors that may affect these forward-looking statements include: trade regulations, export controls, trade disputes and other geopolitical tensions may inhibit our ability to sell our products; business, political and/or regulatory conditions in the consumer electronics industry, the semiconductor industry and the overall economy may deteriorate or change; the actions of our customers and competitors may be inconsistent with our expectations; supply chain cost increases and other inflationary pressures have impacted and are expected to continue to impact our profitability; supply chain disruptions or manufacturing capacity constraints may limit our ability to manufacture and sell our products; and natural and human-caused disasters, disease outbreaks, war, terrorism, political or governmental unrest or instability, or other events beyond our control may impact our operations and revenue in affected areas; as well as the other risks and uncertainties discussed under the headings "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" within Item 1A and at the beginning of Part I, respectively, of our fiscal year 2023 Annual Report on Form 10-K; and other documents we file from time to time with the Securities and Exchange Commission, such as our quarterly reports on Form 10-Q and current reports on Form 8-K. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from those expressed in this Letter and Report and in ways that are not readily foreseeable. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the Letter and Report and are based on information currently and reasonably known to us. We do not undertake any obligation to update any forward-looking statements, or to release the results of any revisions to these forward-looking statements, to reflect the impact of anticipated or unanticipated events or circumstances that occur after the date of the Letter and Report.

TRADEMARK INFORMATION

The Lam Research logo, Lam Research, and all Lam Research product and service names used herein are either registered trademarks or trademarks of Lam Research Corporation or its subsidiaries in the United States and/or other countries. All other marks mentioned herein are the property of their respective holders.



September 27, 2023

Dear Lam Research Stockholders,

We cordially invite you to attend the Lam Research Corporation 2023 Annual Meeting of Stockholders. The annual meeting will be held on Tuesday, November 7, 2023, at 9:30 a.m. Pacific Standard Time. This year's annual meeting will be a virtual meeting. You may attend the annual meeting, vote, and submit your questions during the live webcast of the annual meeting by visiting *virtualshareholdermeeting.com/LRCX2023* and entering the 16-digit control number included in our Notice of Internet Availability or on your proxy card.

At this year's annual meeting, stockholders will be asked to elect the eleven nominees named in the attached proxy statement as directors to serve until the next annual meeting of stockholders, and until their respective successors are elected and qualified; to cast an advisory vote to approve our named executive officer compensation; to cast an advisory vote to approve the frequency of holding future stockholder advisory votes on our named executive officer compensation; and to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2024. The Board of Directors recommends that you vote in favor of each director nominee; for future stockholder advisory votes on our named executive officer compensation at a frequency of every one year; and for each of these other proposals. Management will not provide a business update during this meeting; please refer to our latest quarterly earnings report for our most recently-provided outlook.

Please refer to the proxy statement for detailed information about the annual meeting, each director nominee, and each of the proposals, as well as voting instructions. **Your vote is important, and we strongly urge you to cast your vote as soon as possible by the internet, telephone, or mail, even if you plan to attend the meeting.**

Sincerely yours,

Abhijit Y. Talwalkar
Chairman of the Board

Notice of 2023 Annual Meeting of Stockholders



4650 Cushing Parkway
Fremont, California 94538
Telephone: 510-572-0200

Meeting Information

Category	Details
Date and Time	Tuesday, November 7, 2023 9:30 a.m. Pacific Standard Time
Place	Via the Internet at *virtualshareholdermeeting.com/LRCX2023*
Record Date	Only stockholders of record at the close of business on September 8, 2023, the "Record Date," are entitled to notice of, and to vote at, the annual meeting.

Proxy and Annual Report Materials

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD NOVEMBER 7, 2023

Our notice of 2023 Annual Meeting of Stockholders, proxy statement, and annual report to stockholders are available on the Lam Research website at *investor.lamresearch.com*.

Elect Electronic Delivery
Save Time, Money & Trees

As part of our efforts to be an environmentally responsible corporate citizen, we encourage Lam stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

- If you are a registered stockholder, please visit *enroll.icsdelivery.com/lrcx* for simple instructions.

- If you are a stockholder who owns stock through a broker or brokerage account, please opt for e-delivery at *enroll.icsdelivery.com/lrcx* or by contacting your nominee.

Date of Distribution

This notice, proxy statement and proxy card are first being made available and/or mailed to our stockholders on or about September 27, 2023.

Items of Business

#	Proposal		Our Board's Recommendation
1.	Election of eleven directors to serve until the next annual meeting of stockholders, and until their respective successors are elected and qualified	☑	**FOR** each Director Nominee
2.	Advisory vote to approve our named executive officer ("NEO") compensation	☑	**FOR**
3.	Advisory vote to approve the frequency of holding future advisory votes on NEO compensation	☑	**ONE YEAR**
4.	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2024	☑	**FOR**

Transaction of such other business as may properly come before the annual meeting (including any adjournment or postponement thereof)

Voting

Please vote as soon as possible, even if you plan to attend the annual meeting, on all of the voting matters. You have three options for submitting your vote before the annual meeting:

  

By internet   **By phone**   **By mail**

The proxy statement and the accompanying proxy card provide detailed voting instructions.

IT IS IMPORTANT THAT YOU VOTE to play a part in the future of the Company. Please carefully review the proxy materials for the 2023 Annual Meeting of Stockholders.

By Order of the Board of Directors,

[signature]

Ava M. Hahn
Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

Lam Research Corporation
Proxy Statement for 2023 Annual Meeting of Stockholders
TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

Proxy Statement Summary

To assist you in reviewing the proposals to be acted upon at the annual meeting, we call your attention to the following summarized information about the Company, the proposals and voting recommendations, the Company's director nominees, highlights of the directors' key qualifications, skills and experiences, board composition, corporate governance, executive compensation, and environmental, social and governance ("ESG") matters. For more complete information about these topics, please review the complete proxy statement before voting. We also encourage you to read our latest annual report on Form 10-K, which is available at *investor. lamresearch.com,* and our latest ESG report, which is available at *lamresearch.com/company/environmental-social-governance/.* The content of any website or report referred to in this proxy statement is not a part of nor incorporated by reference in this proxy statement unless expressly noted.

We use the terms "Lam Research," "Lam," the "Company," "we," "our," and "us" in this proxy statement to refer to Lam Research Corporation, a Delaware corporation. We also use the term "Board" to refer to the Company's Board of Directors.

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statements that are not statements of historical fact, including statements regarding our ESG plans and goals. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the expectations expressed, including the risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission ("SEC"), including specifically the Risk Factors described in our annual report on Form 10-K and our quarterly reports on Form 10-Q. You should not place undue reliance on forward-looking statements. We undertake no obligation to update any forward-looking statements.

About Lam Research Corporation

Lam Research is a global supplier of innovative wafer fabrication equipment and services to the semiconductor industry. We have built a strong global presence with core competencies in areas such as nanoscale applications enablement, chemistry, plasma and fluidics, advanced systems engineering, and a broad range of operational disciplines. Our products and services are designed to help our customers build smaller and better performing devices that are used in a variety of electronic products, including mobile phones, personal computers, servers, wearables, automotive vehicles, and data storage devices.

Our customer base includes leading semiconductor memory, foundry, and integrated device manufacturers that make products such as non-volatile memory, dynamic random-access memory (DRAM), and logic devices. Their continued success is part of our commitment to driving semiconductor breakthroughs that define the next generation. Our core technical competency is integrating hardware, process, materials, software, and process control enabling results on the wafer.

   

| **Deposition** | **Etch** | **Clean** | **Customer Support** |

Semiconductor manufacturing, our customers' business, involves the complete fabrication of multiple dies or integrated circuits on a wafer. This involves the repetition of a set of core processes and can require hundreds of individual steps. Fabricating these devices requires highly sophisticated process technologies to integrate an increasing array of new materials with precise control at the atomic scale. Along with meeting technical requirements, wafer processing equipment must deliver high productivity and be cost-effective.

Demand from cloud computing, the Internet of Things, or "IoT," and other markets is driving the need for increasingly powerful and cost-efficient semiconductors. At the same time, there are growing technical challenges with traditional two-dimensional scaling. These trends are driving significant inflections in semiconductor manufacturing, such as the increasing importance of vertical scaling strategies like three-dimensional architectures as well as multiple patterning to enable shrinks.

We believe we are in a strong position with our leadership and expertise in deposition, etch, and clean to facilitate some of the most significant innovations in semiconductor device manufacturing. Several factors create opportunity for sustainable differentiation for us: (i) our focus on research and development, with several on-going programs relating to sustaining engineering, product and process development, and concept and feasibility; (ii) our ability to effectively leverage cycles of learning from our broad installed base; (iii) our collaborative focus with semi-ecosystem partners; (iv) our ability to identify and invest in the breadth of our product portfolio to meet technology inflections; and (v) our focus on delivering our multi-product solutions with a goal to enhance the value of Lam's solutions to our customers.

Figure 1. Fiscal Year 2023 Financial Highlights



$17.43 Billion
Revenue

$5.18 Billion
Cash flows from Operations

$2.89 Billion
Returned to Stockholders(1)
(capital return)

$908 Million
in Dividends

$1.98 Billion
in Repurchases(1)

$1.73 Billion
Research and Development Spending

$33.21
Earnings per Diluted Share

(1) Figures for capital returned to stockholders and amounts repurchased include brokerage fees and commissions and excise taxes.

Figure 2. Proposals and Voting Recommendations

Voting Matters	Board Vote Recommendation
Proposal No. 1: Election of Directors	**FOR** each nominee
Proposal No. 2: Advisory Vote to Approve Our Named Executive Officer Compensation	**FOR**
Proposal No. 3: Advisory Vote to Approve the Frequency of Holding Future Stockholder Advisory Votes on Our Named Executive Officer Compensation	**ONE YEAR**
Proposal No. 4: Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2024	**FOR**
Transaction of such other business as may properly come before the annual meeting (including any adjournment or postponement thereof)	

Figure 3. Summary Information Regarding Director Nominees

You are being asked to vote on the election of these eleven directors. The following table provides summary information about each director nominee as of September 8, 2023. Information about nominee diversity is shown in Figure 4 on the following page, information about their key qualifications, skills and experiences is shown in Figure 5, and their biographical information is contained in the "*Voting Proposals – Proposal No. 1: Election of Directors – 2023 Nominees for Director*" section beginning on page 65 below.

Name	Age	Director Since	Independent(1)	AC	CHC	NGC	Other Current Public Boards
Sohail U. Ahmed	65	2019	Yes	M			
Timothy M. Archer	56	2018	No	*			
Eric K. Brandt	61	2010	Yes	*	C	M	Dentsply Sirona, Gen Digiital, Macerich
Michael R. Cannon	70	2011	Yes	M/FE		C	Seagate Technology
John M. Dineen	60	2023	Yes				Cognizant Technology Solutions, Syneos Health
Ho Kyu Kang	61	2023	Yes				
Bethany J. Mayer	61	2019	Yes	M/FE		M	Box, Hewlett Packard Enterprise, Sempra Energy
Jyoti K. Mehra	47	2021	Yes		M		
Abhijit Y. Talwalkar	59	2011	Yes (Chairman)		M	M	Advanced Micro Devices, iRhythm Technologies, TE Connectivity
Lih Shyng (Rick L.) Tsai	72	2016	Yes		M		MediaTek
Leslie F. Varon	66	2019	Yes	C/FE			Dentsply Sirona, Hamilton Lane

(1) Independence determined in accordance with Nasdaq rules.

(2) Memberships shown will continue through November 7, 2023, on which date Mr. Dineen will join the audit committee.

AC – Audit committee
CHC – Compensation and human resources committee
NGC – Nominating and governance committee

C – Chair
M – Member
FE – Audit committee financial expert (as determined based on SEC rules)
* – Qualifies as an audit committee financial expert (as determined based on SEC rules)

Figure 4. Director Nominee Composition Highlights

The Board is committed to diversity and the pursuit of board refreshment and balanced tenure. The following charts show the tenure, age, and diversity of the director nominees. For more information about our Board's approach to refreshment and diversity, including our board diversity matrix, please refer to the section "*Governance Matters - Corporate Governance - Our Approach to Ensuring Board Effectiveness*" beginning on page 11 below.



Figure 5. Director Nominee Key Qualifications, Skills, and Experiences

The table below summarizes the key qualifications, skills, and experiences of our nominees. Not having a mark does not mean the director nominee does not possess that qualification, skill, or experience. The director biographies contained in the "*Voting Proposals – Proposal No. 1: Election of Directors – 2023 Nominees for Director*" section below describe each director nominee's background and relevant experience in more detail, and identify those qualifications, skills, and experiences considered most relevant to the decision to nominate candidates to serve on our Board.

Key Qualifications, Skills & Experiences of Director Nominees	Sohail U. Ahmed	Timothy M. Archer	Eric K. Brandt	Michael R. Cannon	John M. Dineen	Ho Kyu Kang	Bethany J. Mayer	Jyoti K. Mehra	Abhijit Y. Talwalkar	Lih Shyng (Rick L.) Tsai	Leslie F. Varon
Industry Knowledge – Knowledge of and experience with our semiconductor and broader technology industries and markets provides our Board members with a deeper understanding of our products and services, the market sectors in which we and our customers compete, and the broader technology end markets that drive demand in our industry.	✓	✓	✓	✓		✓	✓		✓	✓	✓
Customer/Deep Technology Knowledge – Directors who possess deep knowledge and understanding of semiconductor processing equipment technologies, assist our Board in overseeing our business and strategies and enhance the Board's understanding of our customers' markets and needs.	✓	✓	✓			✓			✓	✓	
Marketing, Disruptive Technology, and Strategy Experience – Directors with extensive knowledge and experience in business-to-business marketing and sales, and services and/or business development, or experience identifying and developing disruptive technologies and leading corporate strategy, provide value to the Board by offering critical insights and expertise on identifying and understanding new markets, expanding market share, and communicating with customers, particularly where such experience is in a capital equipment industry, and also provide the Board with critical guidance needed to progress in our innovation goals and drive semiconductor breakthroughs.		✓	✓	✓	✓		✓		✓	✓	
Leadership Experience – Current or former experience in an executive-level leadership position at a significant business allows our directors to provide the Board with important perspectives and knowledge regarding business strategy, operations, corporate culture, succession planning, and management and leadership best practices.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Key Qualifications, Skills & Experiences of Director Nominees	Sohail U. Ahmed	Timothy M. Archer	Eric K. Brandt	Michael R. Cannon	John M. Dineen	Ho Kyu Kang	Bethany J. Mayer	Jyoti K. Mehra	Abhijit Y. Talwalkar	Lih Shyng (Rick L.) Tsai	Leslie F. Varon
Finance Experience – Directors with profit and loss ("P&L") and financing experience as an executive responsible for financial results of a breadth and level of complexity comparable to the Company help our Board oversee the Company's financial planning, operations, investment strategies, capital allocation, and financial reporting.	✓	✓	✓	✓			✓		✓	✓	✓
Global Business Experience – Experience as a current or former business executive of a business with substantial global operations provides our Board with unique insights on managing an international business, global scale expansion, and understanding cultural norms.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers and Acquisitions ("M&A") Experience – Directors with M&A and integration experience (including buy- and sell-side and hostile M&A experience) as a public company director or officer provide our Board with key background and insights in assisting management with reviewing strategic alternatives, analyzing potential targets, post-deal integration, and oversight of transactions.		✓	✓	✓	✓		✓	✓	✓	✓	✓
Comparative Board/Governance Experience – Recent or current experience as a director of another public company or significant involvement with the corporate governance requirements and practices of a public company board while serving in a senior leadership position at another public company, provides our Board with an understanding of the board's role in essential matters, including oversight of strategy, operations, risk, compliance and succession planning, effective interactions with significant stockholders, and the proper dynamics between the board and senior management.			✓	✓	✓		✓	✓	✓	✓	✓
Cybersecurity Experience – An understanding of and/or experience overseeing corporate cybersecurity or information security programs and a history of participation in relevant cyber education, is an increasingly important background for our directors to possess and provides our Board with valuable knowledge in overseeing and navigating cybersecurity threats.		✓	✓	✓	✓		✓	✓			
Human Capital Management Experience – Experience serving as a member of the compensation committee of a public company, head of human resources, or as direct manager of the head of human resources, or other experience in setting talent management policies in large organizations, aids our Board in overseeing the management of human capital, including culture, engagement, recruiting, retention, compensation, and succession planning.	✓	✓	✓	✓	✓		✓	✓	✓	✓	
Risk Management Experience – Directors with experience serving as a member of the audit committee of a public company, or directly overseeing enterprise risk management or business continuity planning in a large organization, or other experience in managing risk at the enterprise level or in a senior compliance or regulatory role assist our Board in understanding how to effectively evaluate and oversee the management and reporting of enterprise risks.		✓	✓	✓	✓		✓		✓	✓	✓
Manufacturing/Operations Experience – Directors with relevant experience in manufacturing and operations processes or management experience in operations at a company comparable to Lam serve as a valuable asset to our Board and have deeper knowledge of our business, products, services, and customers.	✓	✓	✓	✓	✓	✓	✓			✓	

Figure 6. Corporate Governance Highlights

Board and Other Governance Information	As of September 2023
Size of Board as Nominated	11
Number of Independent Nominated Directors	10
Number of Nominated Directors Who Attended ≥75% of Meetings	10[1]
Number of Nominated Directors on More Than Four Public Company Boards	0
Number of Nominated Non-Employee Executive Officer Directors Who Are on More Than Two Public Company Boards	0
Limitations on Director Commitments, Including Other Board and Committee Memberships and Leadership, With Commitments Evaluated Annually (Page 15)	Yes
Directors Subject to Stock Ownership Guidelines (Page 16)	Yes
Hedging and Pledging Prohibited (Page 11)	Yes
Annual Election of Directors (Page 65)	Yes
Voting Standard (Page 65)	Majority
Plurality Voting Carveout for Contested Elections	Yes
Separate Chair and CEO	Yes
Independent Board Chair (Page 15)	Yes
Independent Directors Meet Without Management Present (Page 15)	Yes
Annual Board (Including Individual Director) and Committee Self-Evaluations (Page 12)	Yes
Annual Independent Director Evaluation of CEO (Page 18)	Yes
Risk Oversight by Full Board and Committees (Page 18)	Yes
Commitment to Board Refreshment and Diversity (Page 12)	Yes
Robust Director Nomination Process (Page 14)	Yes
Significant Board Engagement (Page 18)	Yes
Board Orientation/Education Program (Page 13)	Yes
Code of Ethics Applicable to Directors (Page 11)	Yes
Stockholder Proxy Access (Pages 14, 82)	Yes
Stockholder Ability to Act by Written Consent	Yes
Stockholder Engagement Program (Page 20)	Yes
Poison Pill	No
Board Oversight of ESG (including Climate), Human Capital, Information Security & Political Activities (Page 18)	Yes
Publication of Annual ESG Report aligned with SASB and TCFD (Pages 7, 22)	Yes

[1]   Mr. Dineen was appointed to the Board effective August 24, 2023 and, therefore, did not attend any meetings during the fiscal year ended June 25, 2023.

Figure 7. Executive Compensation Highlights

What We Do

Pay for Performance (Pages 29-32, 58) – Our executive compensation program is designed to pay for performance; 100% of the annual incentive program is tied to company financial, strategic, and operational performance metrics; the long-term incentive program uses a combination of market-based performance restricted stock units ("Market-based PRSUs") with performance based on relative total shareholder return ("TSR"), stock options, and service-based restricted stock units ("RSUs").

Three-Year Performance Period for Our Long-Term Incentive Program (Page 43) – Our current long-term incentive program is designed to pay for performance over a period of three years.

Absolute and Relative Performance Metrics (Pages 32, 37, 43) – Our annual and long-term incentive programs for executive officers include the use of absolute and relative performance factors.

Balance of Annual and Long-Term Incentives – Our incentive programs provide a balance of annual and long-term incentives.

Different Performance Metrics for Annual and Long-Term Incentive Programs (Pages 32, 37, 43) – Our annual and long-term incentive programs use different performance metrics.

Capped Amounts (Pages 37, 43) – Amounts that can be earned under the annual and long-term incentive programs are capped.

Compensation Recovery/Clawback Policy (Page 46) – We have a policy pursuant to which we can recover the excess amount of cash incentive-based compensation granted and paid to our officers who are covered by section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Board intends to adopt a new or revised clawback policy that complies with the new SEC and Nasdaq requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act prior to the December 1, 2023 compliance deadline under Nasdaq's final listing standards.

Prohibit Option Repricing – Our stock incentive plans prohibit option repricing without stockholder approval.

Stock Ownership Guidelines (Page 46) – We have stock ownership guidelines for each of our executive officers and certain other senior executives; each of our named executive officers as set forth in Figure 21 has met their individual ownership level under the current program or has a period of time remaining under the guidelines to do so.

Independent Compensation Advisor (Page 34) – The compensation and human resources committee benefits from its utilization of an independent compensation advisor retained directly by the committee that provides no other services to the Company.

Stockholder Engagement (Page 33) – We engage with stockholders on an annual basis and stockholder advisory firms on an as needed basis to obtain feedback concerning our executive compensation program.

What We Don't Do

Tax "Gross-Ups" for Perquisites, for Other Benefits or upon a Change in Control (Pages 46, 49, 52) – Our executive officers do not receive tax "gross-ups" for perquisites, for other benefits, or upon a change in control.[1]

Single-Trigger Change in Control Provisions (Pages 46, 52) – Our executive change in control policy does not have single-trigger provisions.

[1] Our executive officers may receive tax gross-ups in connection with relocation benefits and anniversary milestone awards, which are widely available to all of our employees.

Figure 8. ESG Highlights

Our ESG strategy supports the success of our business. It provides a framework for meaningful investments, proactive risk management, and globally focused action. Our approach emphasizes engagement, goal setting, and accountability. Our ESG strategy is composed of six key pillars, which are described in greater detail beginning on page 22 and in our annual ESG report, available at *lamresearch.com/company/environmental-social-governance/* . We have set goals aligned with our strategy; these goals are highlighted below, together with some of our recent progress. In 2022, we made important strides forward, including surpassing our 2025 water and volunteer hour goals years ahead of schedule. We also received approval from the Science Based Targets initiative ("SBTi") for our near-term emissions reduction goals.[1] We aim to achieve each of the following goals by calendar year 2025, unless otherwise stated. In the table below, references to specific years are to calendar, not fiscal, years.

Goals	2022 Progress
Governance	
• Continue to expand our disclosure and alignment with industry-recognized frameworks and standards	• Our efforts to increase disclosure raised our ratings and rankings with third parties
Product Innovation	
• 83% of customers measured by emissions set science-based targets ("SBTs")	• 16.9% of customers measured by emissions have set SBTs
Sustainable Operations[1]	
• Achieve net zero greenhouse gas (GHG) emissions by 2050 by meeting the following targets:	
– Achieve 100% renewable electricity[2] by 2030	• Sourced 44% renewable electricity globally in 2022
– Reduce absolute Scope 1 and 2 (market-based) GHG emissions 25% by 2025 and 60.6% by 2030 from a 2019 baseline; by 2040, achieve net zero operations[3]	• 207% increase in Scope 1 and 2 (market-based) GHG emissions
– Achieve 12 million kilowatt-hours (kWh) in total energy savings from a 2019 baseline	• Achieved 6.9 million kWh in energy savings
• Achieve zero waste to landfill for hazardous waste	• Diverted 99.99% of hazardous waste from landfills in 2022
• Achieve 17 million gallons of water savings (15%) in water-stressed regions from a 2019 baseline	• Achieved 46.9 million gallons of water savings in water-stressed regions, surpassing our 2025 goal by more than 175%; our updated goal will be to achieve 80 million gallons of water savings from a 2019 baseline
Our Workplace	
• Build on our high-performance culture with global employee engagement at the global benchmark, as measured by our annual employee surveys	• Ended the year with an engagement score of 78, one point below the global top tier benchmark of 79
• Maintain an Occupational Safety and Health Administration recordable injury rate at or below 0.4 annually	• Realized recordable injury rate of 0.35 in 2022
• Increase the proportion of women (globally) and underrepresented employees (U.S.) across the Company	• Increased the proportion of women in our global workforce by 3.0% and underrepresented employees in the U.S. by 5.0% over 2021

(table continues on next page)

[1] Renewable electricity, energy savings, waste and water savings data exclude Lam's subsidiaries Avonisys, Coventor, Metryx, SemSysco, Solmates, and Talus. Scope 1 and 2 (market-based) GHG emissions data exclude Lam's subsidiaries Avonisys, Solmates and SemSysco.
[2] Previously, this goal targeted 100% renewable energy by 2030. Lam updated this goal in 2022 per the SBTi verification and approval process.
[3] Previously, the 2030 goal targeted a 46% reduction in Scope 1 and 2 (market-based) GHG emissions. Due to a previously unidentified source of Scope 1 emissions, Lam worked with SBTi to update our 2019 emissions inventory and restate our 2030 goal.

---

[1] The 2030 GHG emissions goal was validated in 2022 and was subsequently restated in 2023 in alignment with SBTi.

Goals	2022 Progress
Responsible Supply Chain	
• Achieve more than 90% compliance rate with our social and environmental expectations across our top-tier suppliers	• Exceeded our goal with 94% of suppliers responding to our conflict minerals survey in 2022
• Engage with at least 50% of our top-tier suppliers on environmental sustainability opportunities	• Exceeded our goal by engaging with 100% of top-tier suppliers in 2022
• Increase engagement with all suppliers on social and environmental topics through assessment, training, and capacity building	• Deepened supplier engagement through our inaugural ESG Supplier Forum, new supplier engagement platform, new monthly webinar series and newsletter, and additional trainings via the Responsible Business Alliance (RBA)
• 46.5% of suppliers measured by emissions will set SBTs	• 14.5% of suppliers as measured by emissions have set SBTs
Our Communities	
• Determine key targets for larger-scale impact aligned to a new strategic focus	• Achieved goal by launching new social impact framework with three strategic focus areas to guide our giving and signature program initiatives
• Implement measurement of outcomes for key program and large-scale grants	• Began developing a reporting process and measurement outcomes
• Increase annual unique participation rate in all employee giving programs from 10% to 30%	• Increased annual unique employee participation rate from 10% in 2021 to 18% in 2022
• Increase employee volunteer hours by 33% from a 2019 baseline	• Achieved and surpassed our goal with employees completing 21,133 volunteer hours in 2022 for a total increase of 58% from a 2019 baseline and set a new goal to achieve 40,000 by end of 2025

Stock Ownership

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth the beneficial ownership of shares of Lam common stock by: (1) each person or entity who we believe, based on our review of filings made with the SEC, beneficially owned more than 5% of Lam's common stock on the date set forth below; (2) each current director of the Company; (3) each NEO identified below in the "*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis*" section; and (4) all current directors and current executive officers as a group. With the exception of 5% owners, and unless otherwise noted, the information below reflects holdings as of September 8, 2023, which is the Record Date for the 2023 Annual Meeting of Stockholders and the most recent practicable date for determining ownership. For 5% owners, holdings are as of the dates of their most recent ownership reports filed with the SEC, which are the most practicable dates for determining their holdings. The percentage of the class owned is calculated using 132,222,362 as the number of shares of Lam common stock outstanding on September 8, 2023.

Figure 9. Beneficial Ownership Table

Name of Person or Identity of Group	Shares Beneficially Owned (#)[1]	Percentage of Class
5% Stockholders		
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	11,788,267[2]	8.92%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	11,026,970[3]	8.34%
Directors		
Sohail U. Ahmed	2,694	*
Timothy M. Archer (also a Named Executive Officer)	150,646	*
Eric K. Brandt	28,115	*
Michael R. Cannon	18,310	*
John M. Dineen	—	—
Ho Kyu Kang	452	*
Bethany J. Mayer	2,690	*
Jyoti K. Mehra	1,020	*
Abhijit Y. Talwalkar	12,999	*
Lih Shyng (Rick L.) Tsai	7,090	*
Leslie F. Varon	2,465	*
Named Executive Officers ("NEOs")		
Douglas R. Bettinger	96,966	*
Patrick J. Lord	17,774	*
Vahid Vahedi	24,712	*
Seshasayee (Sesha) Varadarajan	37,560	*
All current directors and executive officers as a group (17 people)	418,330	*

*   Less than 1%

Includes shares subject to outstanding stock options that are now exercisable or will become exercisable within 60 days after September 8, 2023, as well as RSUs, that will vest within that time period, as follows:

	Shares
Sohail U. Ahmed	563
Timothy M. Archer	62,405
Eric K. Brandt	563
Michael R. Cannon	563
John M. Dineen	—
Ho Kyu Kang	452
Bethany J. Mayer	563
Jyoti K. Mehra	563
Abhijit Y. Talwalkar	563
Lih Shyng (Rick L.) Tsai	563
Leslie F. Varon	563
Douglas R. Bettinger	3,545
Patrick J. Lord	6,881
Vahid Vahedi	1,514
Seshasayee (Sesha) Varadarajan	15,270
All current directors and executive officers as a group (17 people)	98,027

The terms of any outstanding stock options that are now exercisable or will become exercisable within 60 days after September 8, 2023, and RSUs that will vest within that time period, are reflected in "*Figure 55. Outstanding Equity Awards at Fiscal Year 2023 Year-End*," except as described in the following sentences. Ava M. Hahn has options covering 3,456 shares, which are unexercised and exercisable within 60 days of September 8, 2023. The grants for Ms. Hahn have terms consistent with the terms reflected in "*Figure 55. Outstanding Equity Awards at Fiscal Year 2023 Year-End*."

As discussed in "*Governance Matters – Director Compensation*" below, the non-employee directors receive an annual equity award as part of their compensation. These awards generally vest on October 31, 2023, subject to continued service on the board as of that date, with immediate delivery of the shares upon vesting. For 2023, Messrs. Ahmed, Brandt, Cannon, and Talwalkar; Mses. Mayer, Mehra and Varon; and Dr. Tsai each received awards of 563 RSUs. Dr. Kang, who was appointed as a director following the annual equity grant, received a pro-rated grant for 2023 of 452 RSUs, which is included in the tables above.

(2) All information regarding The Vanguard Group ("Vanguard") is based solely on information disclosed in amendment number 11 to Schedule 13G filed by Vanguard with the SEC on February 9, 2023. According to the Schedule 13G filing, of the 11,788,267 shares of Lam common stock reported as beneficially owned by Vanguard as of December 30, 2022, Vanguard did not have sole voting power with respect to any shares, had shared voting power with respect to 203,167 shares, had sole dispositive power with respect to 11,215,795 shares, and had shared dispositive power with respect to 572,472 shares of Lam common stock.

(3) All information regarding BlackRock Inc. ("BlackRock") is based solely on information disclosed in amendment number 15 to Schedule 13G filed by BlackRock with the SEC on February 3, 2023 on behalf of BlackRock and certain subsidiaries. According to the Schedule 13G filing, of the 11,026,970 shares of Lam common stock reported as beneficially owned by BlackRock as of December 31, 2022, BlackRock had sole voting power with respect to 9,922,105 shares, did not have shared voting power with respect to any shares, had sole dispositive power with respect to 11,026,970 shares, and did not have shared dispositive power with respect to any shares of Lam common stock.

Governance Matters

Corporate Governance

Our Board and members of management are committed to responsible corporate governance to manage the Company for the long-term benefit of its stockholders. To that end, the Board and management periodically review and update, as appropriate, the Company's corporate governance policies and practices. As part of that process, the Board and management consider the requirements of federal and state law, including rules and regulations of the SEC; the listing standards for the Nasdaq Global Select Market ("Nasdaq"); published guidelines and recommendations of proxy advisory firms; published guidelines of some of our top stockholders; published guidelines of other selected public companies; and any feedback we receive from our stockholders. A list of key corporate governance practices is provided in the "*Proxy Statement Summary*" above.

Corporate Governance Policies

We have instituted a variety of policies and procedures to foster and maintain responsible corporate governance, including the following:

Figure 10. Policies and Procedures Summary

Policy or Procedure	Summary
Board committee charters*	Each of the Board's audit, compensation and human resources, and nominating and governance committees has a written charter adopted by the Board that delegates authority and responsibilities to the committee.
	Each committee reviews its charter, and the nominating and governance committee reviews the charters of all of the committees, annually and recommends changes to the Board, as appropriate. See "*Board Committees*" below for additional information regarding these committees.
Corporate governance guidelines*	We adhere to written corporate governance guidelines, adopted by the Board and reviewed annually by the nominating and governance committee and the Board.
	Selected provisions of the guidelines are discussed below, including in the "*Board Nomination Policies and Procedures*," "*Director Independence Policies*," and "*Other Governance Practices*" sections below.
Corporate Code of Ethics*	We maintain a code of ethics that applies to all employees, officers, and members of the Board.
	The code of ethics establishes standards reasonably necessary to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, and full, fair, accurate, timely, and understandable disclosure in the periodic reports we file with the SEC and in other public communications. We will promptly disclose to the public any amendments to, or waivers from, any provision of the code of ethics to the extent required by applicable laws. We intend to make this public disclosure by posting the relevant material on our website, to the extent permitted by applicable laws.
Global Standards of Business Conduct*	We maintain written standards of business conduct to address a variety of situations that apply to our worldwide workforce. Among other things, these global standards of business conduct address relationships and/or conduct with one another, with Lam (including conflicts of interest, safeguarding of Company assets, and protection of confidential information), and with other companies and stakeholders (including anti-corruption).
Insider Trading Policy	Our insider trading policy restricts the trading of Company stock by our directors, officers, and employees, and includes provisions addressing insider blackout periods and prohibiting pledges of Company stock, and prohibiting such persons from engaging in hedging transactions, such as "cashless" collars, forward sales, equity swaps and other similar arrangements. Investments in exchange funds are permitted if the fund is broadly diversified and comprises less than 2% of Company stock; exceptions to the 2% threshold may be permitted on a case-by-case basis.

*   A copy is available on the Investors section of our website at *investor.lamresearch.com/corporate-governance.*

Our Approach To Ensuring Board Effectiveness

As part of the Board's commitment to responsible corporate governance, we have developed a number of practices that together serve to ensure that, over time, the Board continues to function in an effective manner that serves the long-term interests of the Company and its stockholders. Several of the practices that we consider to be most important are summarized in Figure 11 below, and the practices themselves are described in greater detail below.

Figure 11. Board Effectiveness Practices



Board and committee evaluations. Every year, the Board conducts a self-evaluation of the Board, its committees, and the individual directors, overseen by the nominating and governance committee. From time to time, the evaluation is facilitated by an independent third-party consultant. The evaluation solicits the opinions of the directors regarding the effectiveness of the Board, Board committees, and individual directors in fulfilling their obligations. Feedback on Board effectiveness is provided to the full Board for discussion, feedback on each committee's effectiveness is provided to the committee for discussion, and feedback regarding individual director performance is provided to each individual director. The Board and committees identify and hold themselves accountable for action items stemming from the evaluation. The results of the evaluations are also considered by the nominating and governance committee and the Board as part of the director nomination process.

Board composition, diversity and refreshment. The Board and the nominating and governance committee regard board refreshment as important, and strive to maintain an appropriate balance of tenure, turnover, diversity, and skills to meet the needs of the Company and the Board. In consideration of the Company's evolving strategic priorities and as part of its refreshment planning, the nominating and governance committee regularly evaluates the Board's composition, skills and experiences and diversity, and directors' time commitments and committee assignments, to ensure that the Board functions effectively. See "*Proxy Statement Summary - Figure 5. Director Nominee Key Qualifications, Skills, and Experiences*" and "*Proxy Statement Summary - Figure 4. Director Nominee Composition Highlights*" for additional information regarding the key qualifications, skills and experiences considered by the Board and the nominating and governance committee in nominating our nominees. Since 2020, the Board has gained three new independent directors, two of whom are diverse in terms of gender identity, ethnicity or race, as shown in Figure 12.

Figure 12. Refreshment of Independent Directors Since 2020



The Board is committed to diversity, and for many years, the composition of the Board has reflected that commitment. The Board believes that board diversity is important to serving the long-term interests of the Company's stockholders. In identifying potential director candidates outside the Company, the nominating and governance committee is committed to actively seeking out qualified candidates who reflect diverse backgrounds, skills and experiences, including diversity of geography, gender identity, LGBTQ+

identity, age, race and ethnicity, and classification as a member of an underrepresented minority, to include in the pool from which Board nominees are chosen, and any third-party search firms retained for a related search will be instructed to include such candidates in initial lists of candidates they prepare. Every year since 2006, the Board has had at least two female directors, and since 2019 we have had either three or four female directors. We began asking directors to self-identify their ethnicity/race beginning in 2020 and their gender identity and LGBTQ+ identity beginning in 2022, and have reported those metrics for the current and prior years in Figure 13 below. As illustrated in "*Proxy Statement Summary - Figure 4. Director Nominee Composition Highlights*", 64% of our nominees are diverse overall, with 27% of our nominees being diverse on the basis of gender identity and 45% on the basis of ethnicity/race. In addition, over a number of years, the Board has appointed directors who have expanded the experiences, areas of substantive expertise, and geographic and industry diversity of the Board, as illustrated by the information provided in their biographies under "*Voting Proposals - Proposal No. 1: Election of Directors - 2023 Nominees for Director*" below.

Figure 13. Board Diversity Matrix[1]

	As of September 8, 2023				As of September 9, 2022			
Total number of directors		11				10		
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	8	–	–	4	6	–	–
Part II: Demographic Background								
African American or Black	–	–	–	–	–	–	–	–
Alaskan Native or Native American	–	–	–	–	–	–	–	–
Asian	1	4	–	–	1	3	–	–
Hispanic or Latinx	–	–	–	–	–	–	–	–
Native Hawaiian or Pacific Islander	–	–	–	–	–	–	–	–
White (not of Hispanic or Latinx origin)	2	4	–	–	3	3	–	–
Two or More Races or Ethnicities	–	–	–	–	–	–	–	–
LGBTQ+	–	–	–	–	–	–	–	–
Did Not Disclose Demographic Background	–	–	–	–	–	–	–	–

[1]   Diversity is presented according to the categories and definitions specified in Nasdaq Rule 5605(f).

The Board is also committed to the pursuit of Board refreshment and balanced tenure. The Board believes that new perspectives and ideas are important to a forward-looking and strategic board, as is the ability to benefit from the valuable experience and familiarity of longer-serving directors who can leverage their experience with the Company and with the industry and business environment in which the Company operates. Our corporate governance guidelines do not impose a term limit on Board service; however, the Board regularly assesses the directors' tenure mix and strives to maintain a balance that will ensure both fresh perspectives and experience on the Board. In addition, our corporate governance guidelines impose an age limitation for directors to be nominated to the Board, as described under "*Board Nomination Policies and Procedures - Board Membership Criteria*" below.

The Board also considers refreshment and tenure with respect to the leadership and membership of its standing committees, and the nominating and governance committee evaluates short-term and long-term roadmaps for committee membership and leadership on a regular basis. When reviewing committee assignments, the nominating and governance committee considers the rotation of chairs and members with a view toward balancing the benefits derived from the diversity of experience and viewpoints of the various directors. The nominating and governance committee also considers individual directors' skills, experiences and qualifications, prior committee experience, and other positions and commitments.

Director onboarding and education. To ensure that new directors are able to effectively participate in and contribute to the Board as quickly as possible, we provide a comprehensive orientation and onboarding program for our new directors. Upon joining the Board, new directors participate in an orientation program which includes introductions to other Board members and our senior management team, and in depth learning about our industry, business, technology, operations, culture, people, performance, strategic plans, risk management and corporate governance practices, among other topics. The onboarding process also includes tours of one or more of our manufacturing or lab facilities. These in-person tours were paused during the COVID-19 pandemic but have recently resumed. First time directors (i.e. those without prior public company board experience) are encouraged to attend an outside course shortly after joining the Board.

Our Board is also committed to ongoing education. Our corporate governance guidelines provide that directors are expected to participate in educational events sufficient to maintain their understanding of their duties as directors and to enhance their ability to fulfill their responsibilities. In addition to any external educational opportunities that the directors find useful, the Company and the board leadership are expected to facilitate such participation by arranging for appropriate educational presentations from time to time. In 2022, our Board heard from external advisors on multiple subjects, including cybersecurity, employee engagement and retention, and the economic and political climate in China.

Board Nomination Policies and Procedures

Board membership criteria. Under our corporate governance guidelines, the nominating and governance committee is responsible for recommending nominees to the independent directors, and the independent directors nominate the slate of directors for approval by our stockholders. In making its recommendations, whether for new or incumbent directors, the nominating and governance committee assesses the appropriate balance of experience, skills, and characteristics required for the Board at the time.

Our corporate governance guidelines set out a non-exclusive list of factors to be considered by the nominating and governance committee in recommending nominees, which were selected by the Board to ensure proper board composition and effectiveness. These factors are reviewed and updated by the Board on a regular basis. In May 2023, the factors were updated to include additional diversity attributes. The factors include, but are not limited to:

- experience;
- business acumen;
- wisdom;
- integrity;
- judgment;
- the ability to make independent analytical inquiries;
- the ability to understand the Company's business environment;
- the candidate's willingness and ability to devote adequate time to board duties;
- diversity with respect to any attribute(s) the Board considers appropriate, including geography, gender identity, LGBTQ+ identity, age, ethnicity or race, and classification as a member of an underrepresented minority;
- specific skills, background, or experience considered necessary or desirable for board or committee service;
- specific experiences with other businesses or organizations that may be relevant to the Company or its industry; and
- the interplay of a candidate's experiences and skills with those of other Board members.

In addition, our corporate governance guidelines provide that a director may not be nominated for re-election or reappointment to the Board after having attained the age of 75 years. To be nominated, a new or incumbent candidate must provide an irrevocable conditional resignation that will be effective upon (1) the director's failure to receive the required majority vote at an annual meeting at which the nominee faces re-election and (2) the Board's acceptance of such resignation.

Upon the recommendations of the nominating and governance committee, the independent members of the Board have nominated all of our current directors for re-election to serve on the Board. Each nominee's key qualifications, skills, and attributes considered most relevant to the nomination of the candidate to serve on the Board are reflected in their biography under "*Voting Proposals-Proposal No. 1: Election of Directors - 2023 Nominees for Director*" below. For a summary of the key qualifications, skills, and attributes of the nominees to the Board, see "*Proxy Statement Summary - Figure 5. Director Nominee Key Qualifications, Skills, and Experiences*."

Nomination procedure. The nominating and governance committee sets specific qualifications for new directors, and identifies, screens, evaluates, and recommends qualified candidates for appointment or election to the Board. The committee considers recommendations from a variety of sources, including search firms, Board members, executive officers, and stockholders. Nominations for election by the stockholders are made by the independent members of the Board. New candidates to join the Board typically meet with our chair, our lead independent director (if applicable), members of the nominating and governance committee, additional board members, and our president and CEO, as well as representatives of the Company's executive team, prior to being considered for recommendation by the nominating and governance committee for appointment to the Board. See "*Voting Proposals - Proposal No. 1: Election of Directors - 2023 Nominees for Director*" below for additional information regarding the 2023 candidates for election to the Board.

The nominating and governance committee will consider for nomination persons properly nominated by stockholders in accordance with the Company's bylaws and nomination procedures. Our bylaws provide that under certain circumstances, a stockholder, or group of up to 20 stockholders, who have maintained continuous ownership of at least three percent (3%) of our common stock for at least three years may nominate and include a specified number of director nominees in our annual meeting proxy statement that cannot exceed the greater of two or 20% of the aggregate number of directors then serving on the Board (rounded down). Information regarding the nomination procedures is provided in the "*Voting and Meeting Information - Other Meeting Information - Stockholder - Initiated Proposals and Nominations for 2024 Annual Meeting*" section below. Subject to then-applicable law, stockholder nominations for director will be evaluated by the Company's nominating and governance committee in accordance with the same criteria as are applied to candidates identified by the committee or other sources.

Director Independence Policies

Board independence requirements. Our corporate governance guidelines require that a majority of the Board members be independent. The nominating and governance committee annually reviews the independence of each director, including with respect to the Board and each individual committee, and recommends to the Board director independence determinations made with

respect to continuing and prospective directors. No director will qualify as "independent" unless the Board affirmatively determines that the director qualifies as independent under the Nasdaq rules and has no relationship that would interfere with the exercise of independent judgment as a director. In addition, no non-employee director may serve as a consultant or service provider to the Company without the approval of a majority of the independent directors (and any such director's independence must be reassessed by the full Board following such approval).

Board member independence. The Board has determined that all current directors and persons who served as directors during any part of fiscal year 2023, other than Mr. Archer, are independent in accordance with Nasdaq criteria for director independence. In making the determination, the Board considered prior employment with the Company, disclosed related party transactions, known familial relationships of directors with employees (not involving immediate family members) and commercial transactions involving other parties with common directorships, none of which qualified as related party transactions or were considered by the Board to interfere with the exercise of independent judgment as a director.

Board committee independence. All members of the Board's audit, compensation and human resources, and nominating and governance committees must be non-employee or outside directors and independent in accordance with applicable Nasdaq criteria as well as Rule 16b-3 under the Exchange Act. See "*Board Committees*" below for additional information regarding these committees.

Lead independent director. Our corporate governance guidelines authorize the Board to designate a lead independent director from among the independent members. As described below under "*Leadership Structure of the Board*," an independent director, Mr. Talwalkar, currently serves as chairman of the Board, and as a result, the Board has not designated a lead independent director.

Executive sessions of independent directors. The Board and its audit, compensation and human resources, and nominating and governance committees hold meetings of the independent directors and committee members, without management present, as part of each regularly scheduled meeting and at any other time at the discretion of the Board or committee, as applicable.

Board access to independent advisors. The Board as a whole, and each standing Board committee separately, has the complete authority to retain, at the Company's expense, and terminate, in their discretion, any independent consultants, counselors, or advisors as they deem necessary or appropriate to fulfill their responsibilities.

Leadership Structure of the Board

The Company's governance framework provides the Board with the authority and flexibility necessary to select the appropriate leadership structure for the Board. In making determinations about the leadership structure, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's stockholders.

Under our corporate governance guidelines, the Board's leadership structure includes a chair and may also include a separate lead independent director. Currently, Mr. Talwalkar, an independent director, serves as chairman of the Board, and as a result, the Board has not designated a lead independent director.

The chair's duties include (1) preparing the agenda for the Board meetings with input from the CEO, the Board, and the committee chairs; (2) upon invitation, attending meetings of any of the Board committees of which they are not a member; (3) conveying to the CEO, together with the chair of the compensation and human resources committee, the results of the CEO's performance evaluation; (4) reviewing proposals submitted by stockholders for action at meetings of stockholders and, depending on the subject matter, determining the appropriate body, among the Board or any of the Board committees, to evaluate each proposal, and making recommendations to the Board regarding action to be taken in response to such proposal; (5) as requested by the Board, providing reports to the Board on the chair's activities; (6) coordinating and developing the agenda for, and moderating executive sessions of the Board's independent directors; (7) conveying to the CEO, as appropriate, discussions from executive sessions of the Board's independent directors; and (8) performing such other duties as the Board may reasonably request from time to time.

Other Governance Practices

In addition to the principal policies and procedures described above, we have established a variety of other practices to enhance our corporate governance, including the following:

Director resignation or notification of change in executive officer status. Under our corporate governance guidelines, any director who is also an executive officer of the Company must offer to submit their resignation as a director to the Board if the director ceases to be an executive officer of the Company. The Board may accept or decline the offer, in its discretion. The corporate governance guidelines also require a non-employee director to notify the nominating and governance committee if the director changes or retires from their executive position at another public company. The nominating and governance committee reviews the appropriateness of the director's continuing Board membership under the circumstances, and the director is expected to act in accordance with the nominating and governance committee's recommendations.

Limitations on director commitments, including other board and committee memberships and leadership. The Board believes that it is critical that directors dedicate sufficient time to their service on the Board. Under our corporate governance guidelines, the nominating and governance committee considers a director's other board and committee leadership positions and

memberships that may affect a director's ability to contribute effectively to the Board, and evaluates director commitments at least annually. In particular, our corporate governance guidelines provide that Board members may not serve on more than four public company boards (including service on the Company's Board). Non-employee directors who are executive officers at other public companies may not serve on more than two public company boards (including the Company's Board). In addition, non-employee directors may not serve on more than three audit committees of public company boards (including the Company's audit committee), unless approved by the nominating and governance committee. Finally, the Company's CEO may not serve on more than one other public company board without obtaining prior approval of such directorship by the nominating and governance committee. All of our directors are currently in compliance with the limitations on director commitments in our corporate governance guidelines.

Director and executive stock ownership. Under the corporate governance guidelines, each non-employee director is expected to own at least the lesser of five times the value of the annual cash retainer (not including any committee chair or other supplemental retainers for directors) or 5,000 shares of Lam common stock, by the fifth anniversary of their initial election to the Board. The requirements are specified in the alternative of shares or dollars to allow for stock price volatility. The dollar alternative is translated into a number of shares by dividing the applicable multiple of the annual cash retainer by the average closing price of our common stock for the 30 trading days through June 30 of the most recently-completed fiscal year as of the measurement date. Guidelines for stock ownership by designated members of the executive management team are described below under "*Compensation Matters - Executive Compensation and Other Information - Compensation Discussion and Analysis.*" All of our directors and designated members of our executive management team were in compliance with the Company's applicable stock ownership guidelines at the end of fiscal year 2023 or have a period of time remaining under the guidelines to meet the requirements.

Communications with board members. Any stockholder who wishes to communicate directly with the Board, with any Board committee, or with any individual director regarding the Company may write to the Board, the committee, or the director c/o Secretary, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538. Subject to certain exceptions specified in our corporate governance guidelines, the Secretary will forward communications to the appropriate director(s).

Any stockholder, employee, or other person may communicate any complaint regarding any accounting, internal accounting control, or audit matter to the attention of the Board's audit committee by sending written correspondence by mail (to Lam Research Corporation, Attention: Board Audit Committee, P.O. Box 5010, Fremont, California 94537-5010) or by telephone (855-208-8578) or internet (through the Company's third-party provider website at *www.lamhelpline.ethicspoint.com*). The audit committee has established procedures to ensure that employee complaints or concerns regarding audit or accounting matters will be received and treated anonymously (if the complaint or concern is submitted anonymously and if permitted under applicable law).

Meeting Attendance

Our Board held a total of five meetings during fiscal year 2023. The number of committee meetings held is shown below under "*Board Committees*". All of the directors attended at least 75% of the aggregate number of Board meetings and meetings of Board committees on which they served during their tenure in fiscal year 2023.

We expect our directors to attend the annual meeting of stockholders each year unless unusual circumstances make attendance impractical. All of the individuals who were directors as of the 2022 annual meeting of stockholders attended that meeting.

Board Committees

The Board has three standing committees: an audit committee, a compensation and human resources committee, and a nominating and governance committee. The functions, membership, and charter of each are described below. Copies of each committee's charter are available on the Investors section of our website at *investor.lamresearch.com/corporate-governance*.

Audit Committee
Membership as of September 8, 2023:[2] Sohail U. Ahmed, Michael R. Cannon, Bethany J. Mayer, and Leslie F. Varon (Chair)
Meetings held in fiscal year 2023: Ten

Key responsibilities:

- oversee the Company's accounting and financial reporting processes, internal audit program, and the audits of its financial statements, including the system of internal controls;
- oversee the Company's investment policies and performance,
- review the Company's hedging strategy and tax strategies;
- oversee the Company's ethics and compliance program;
- oversee the Company's cybersecurity and information security policies and internal controls;
- review and oversee potential related party and conflict of interest situations, transactions required to be disclosed pursuant to Item 404 of Regulation S-K of the SEC, and any other transaction involving an executive or Board member, and

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[2] Mr. Ahmed joined the committee on November 7, 2022.

- oversee (i) the determination of whether an accounting restatement is required due to the material noncompliance of the Company with any financial reporting requirement under the securities laws and (ii) the preparation of the Company's accounting restatements to correct such noncompliance.

The Board concluded that all members of the audit committee, and persons who served as members of the audit committee during any part of fiscal year 2023, are non-employee directors who are independent in accordance with the Nasdaq listing standards and SEC rules for audit committee member independence. Furthermore, each member is able to read and understand fundamental financial statements as required by the Nasdaq listing standards, and the Board has determined that Mr. Cannon and Mss. Mayer and Varon are each an "audit committee financial expert" as defined in the SEC rules.

Effective November 7, 2023, John M. Dineen will become a member of the audit committee.

Compensation and Human Resources Committee

Membership as of September 8, 2023:[3] Eric K. Brandt (Chair), Jyoti K. Mehra, Abhijit Y. Talwalkar, and Lih Shyng (Rick L.) Tsai
Meetings held in fiscal year 2023: Five

Key responsibilities:

- review and approve the Company's executive officer compensation philosophy, objectives and strategies;
- recommend to the independent members of the Board corporate goals and objectives under our compensation plans;
- recommend to the independent members of the Board compensation packages and compensation payouts for the CEO, and approve the compensation packages and compensation payouts for our other executive officers;
- oversee incentive, equity-based plans, and other compensatory plans in which our executive officers and/or directors participate;
- produce an annual report on executive compensation for inclusion, as required, in our annual proxy statement;
- oversee management's determination as to whether our compensation policies and practices, including those related to pay equity laws, create risks that are reasonably likely to have a material adverse effect on the Company; and
- discharge certain responsibilities of the Board with respect to organization and people matters, including executive succession planning, employee engagement programs, and assisting the Board in overseeing ESG matters relating to our workforce, including inclusion and diversity.

The Board concluded that all members of the compensation and human resources committee, and persons who served as members of the committee during any part of fiscal year 2023, are non-employee directors who are independent in accordance with Rule 16b-3 under the Exchange Act and the Nasdaq criteria for director and compensation committee member independence.

Nominating and Governance Committee

Membership as of September 8, 2023:[4] Eric K. Brandt, Michael R. Cannon (Chair), Bethany J. Mayer, and Abhijit Y. Talwalkar
Meetings held in fiscal year 2023: Four

Key responsibilities:

- identify individuals qualified to serve as members of the Board and recommend nominees for election as directors;
- recommend committee membership and leadership assignments;
- review our corporate governance guidelines and other governing documents and recommend amendments to the Board;
- oversee self-evaluations of the Board and individual directors;
- assist the Board in overseeing ESG matters not assigned to other committees, including our overall ESG strategy and goals, ESG report, sustainability initiatives, and oversight of climate-related goals;
- oversee the Company's political activities and review our policy regarding political contributions and spending; and
- review the independence of the Board and its committees and recommend director independence determinations to the Board;
- monitor and evaluate the educational needs of directors and make recommendations to the Board where appropriate; and
- administer the process for director candidates nominated by stockholders.

The Board concluded that all members of the nominating and governance committee, and persons who served as members of the nominating and governance committee during any part of fiscal year 2023, are non-employee directors who are independent in accordance with the Nasdaq criteria for director independence.

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[3]   Ms. Mehra joined the committee on November 7, 2022.
[4]   Ms. Mayer joined the committee on November 7, 2022.

Board's Role and Engagement

General. The Board oversees the management of the business and affairs of the Company. In this oversight role, the Board serves as the ultimate decision-making body of the Company, except for those matters reserved for the stockholders. Board agendas facilitate dialogue between the Board and management regarding drivers of long-term stockholder value and key strategic and operational risks. The Board's and its committees' agendas include both regular, recurring topics as well as time for special agenda topics that are scheduled on an as-needed basis by the Board or committee chairs, as applicable.

The Board and its committees have the primary responsibilities for:

- overseeing the Company's business strategies, and approving the Company's capital allocation plans and priorities, annual operating plan, and major corporate actions as set forth in the below sub-bullets;
  - a strategic plan is presented to the Board for discussion on an annual basis;
  - an operating plan is presented to the Board for discussion on an annual basis, and updates are presented at each quarterly Board meeting; and
  - capital allocation plans and priorities and other major corporate actions are presented and discussed as part of regular management updates and as special agenda topics, as appropriate.
- appointing, annually evaluating the performance of, and approving the compensation of, our CEO;
- reviewing with our CEO the performance of the Company's other executive officers and approving their compensation;
- reviewing and approving CEO and top leadership succession planning;
- advising and mentoring the Company's senior management;
- overseeing the Company's internal controls over financial reporting and disclosure controls and procedures;
- overseeing the Company's material risks and enterprise risk management processes and programs;
- overseeing the Company's ethics and compliance programs, including the Company's code of ethics, with updates presented to the audit committee quarterly and to the full Board annually;
- overseeing the Company's information security programs (including cybersecurity), with updates presented to the audit committee quarterly and to the full Board annually;
- overseeing the Company's human capital management, with updates presented to the compensation and human resources committee quarterly and to the full Board annually;
- overseeing ESG matters, with quarterly updates on our ESG program and performance provided to the nominating and governance committee, and the Company's ESG strategy, goals and performance presented to, and ESG reporting reviewed by, the full Board annually; and
- overseeing the Company's political activities, with updates presented quarterly to the nominating and governance committee.

Risk Oversight. Effective and comprehensive risk management is critical to our Company's success, given the dynamic economic, geopolitical, and social landscape in which we operate. Our Board is actively engaged in risk oversight both directly and through its committees. As a general matter, the Board exercises its oversight responsibility directly, including overseeing management's implementation of the Company's Enterprise Risk Management ("ERM") program. In addition, the Board delegates oversight of certain risks to its various committees as further detailed below. The Board, and as applicable, each of its committees, oversees the Company's risk profile by regularly reviewing management's assessment of the Company's material risks and evaluating management's risk mitigation strategies.

The Company's ERM program is a enterprise-wide program designed to leverage existing management processes to enable effective identification of critical enterprise risks, design and implementation of appropriate risk mitigation strategies, and regular assessment of the status of risks and mitigation plans. The ERM program (i) establishes a comprehensive, enterprise-wide system to identify, evaluate, manage, and report risks, (ii) clearly defines management's roles and responsibilities by allocating responsibility for specific risks to specific members of our senior management team, and (iii) facilitates dialogue between senior management and the Board regarding the Company's top risks.

As part of the ERM framework, our management team seeks to create a comprehensive index of the Company's top enterprise risks by gathering information and input regarding specific categories of risk from designated individuals representing each of the Company's business units on a quarterly basis. The ERM process involves both identification and ranking of the Company's top risks. The imminence and timeframe of each relevant enterprise risk informs, in part, the relevant risk mitigation strategy and response time. Further, risks are evaluated based on their likelihood and impact, and appropriate risk mitigation strategies are designed based on such evaluation. On an as needed basis, we employ outside advisors to aid in assessing specific risks, providing benchmarking data, or providing information regarding trends or recent regulatory changes applicable to the Company's risk profile.

Management provides the Board with annual reports regarding the critical enterprise risks, including an assessment of the likelihood and impact of each identified risk and related risk mitigation strategies. Updates on critical risks are also provided through regular reports to the Board related to the Company's business operations, strategy, and financial results. In addition, our Chief Information Security Officer and Chief Compliance Officer provide quarterly reports to the Audit Committee on relevant information security

and compliance issues, respectively, and annually report to the Board regarding the Company's information security and ethics and compliance programs. Further, members of our Internal Audit function provide the Audit Committee with quarterly reports regarding the effectiveness and adequacy of the Company's controls, risk management, compliance, financial reporting, and governance processes that are designed by the Company.

In specific cases, the Board has delegated its risk oversight responsibility to committees of the Board based on each committees' respective areas of responsibility and expertise, as described in further detail above in "*Board Committees*" and in the charters of the respective committees. Committees that have been charged with risk oversight regularly report to the Board on those risk matters within their areas of responsibility. Risk oversight responsibility has been allocated between the Board and its committees as summarized in Figure 14 and described in more detail below.

Figure 14. Risk Oversight



- Our audit committee oversees risks related to the Company's accounting and financial reporting, internal controls, annual financial statement audits, independent registered public accounting firm, internal audit function, related party transactions, ethics and compliance program, investment policy and portfolio, hedging strategies, and tax strategies. The audit committee also oversees our information security program (including cybersecurity), with the responsibility of recommending such Board action as it deems appropriate.
- Our nominating and governance committee oversees risks related to corporate governance, board effectiveness, director independence, Board and committee composition, political activities, and ESG matters not assigned to other committees, including oversight of climate-related risks and opportunities.
- Our compensation and human resources committee oversees risks related to the Company's equity and executive compensation programs and plans, executive succession plans, employee engagement programs, and ESG matters relating to the Company's workforce, including inclusion and diversity.

Information Security (including Cybersecurity) Oversight. Our Board recognizes the important role of information security in safeguarding our valuable intellectual property ("IP") along with the data of our customers, employees, and suppliers. The Board, which includes members with cybersecurity expertise, oversees our strategy and approach to addressing information security risk, both directly and through the audit committee. Our global information security program is led by our chief information security officer, who reports on information security risks at least quarterly to the audit committee and at least annually to the full Board.

Political Activity Oversight. In 2022, we expanded the role of our nominating and governance committee to include oversight of the Company's political activities. The committee's responsibilities include ensuring that the Company's political activities align with Company policy. The committee is also responsible for reviewing the Company's policy regarding political activities and spending, and for reviewing payments to trade associations and other third parties that may be used for political purposes. Our political activities are led by our Corporate Vice President of Global Trade and Government Affairs ("GTGA"), who reports to the nominating and governance committee at least quarterly. Our GTGA group plays a central role in helping Lam navigate export control requirements and works closely with Lam's leadership to ensure a compliant, proactive response to new requirements. Externally, the GTGA group plays a leading role in industry consortia to amplify our voice in the wafer fabrication equipment industry and larger semiconductor ecosystem. In November 2022, we joined the Semiconductor Climate Consortium as a founding member to promote semiconductor industry climate action on a global scale. We have also established a political action committee, Leading American Microelectronics Political Action Committee, as another means of engagement and advocacy. For more details regarding our political activities, please refer to our public policy engagement and political activity statement located on the Investors section of our website at *investor.lamresearch.com/corporate-governance*.

Stockholder Engagement

We believe that engagement with our stockholders is an important part of effective corporate governance. Our senior management, including our president and CEO, chief financial officer ("CFO"), and members of our Investor Relations team, maintain regular contact with a broad base of investors through quarterly earnings calls, meetings, investor day events, industry conferences, and other investor and industry events. Through these interactions, in calendar year 2022, senior management and Investor Relations met with stockholders holding over 35% of our shares. In addition, we regularly engage with major stockholders on governance matters, including executive compensation and ESG topics. The outreach is generally conducted outside of our proxy solicitation period and, depending on the topics, includes members of our Investor Relations, Human Resources, ESG, and Legal functions, and may also include members of the Board. During the proxy solicitation period, we may also engage with our stockholders about topics to be addressed at our annual meeting of stockholders. Our process for engaging with stockholders on governance topics and annual meeting proposals is summarized in Figure 15 below.

Figure 15. Stockholder Governance Engagement Cycle



Through these engagements, we receive valuable input from our stockholders which helps us to evaluate key initiatives from additional perspectives. We share the opinions and information received from our stockholders with the Board. Over the last few years, we have heard from stockholders about their views on subjects such as executive compensation, ESG considerations, culture, leadership transitions, returning capital to stockholders, director tenure, board refreshment, director skills and experiences, board and workforce diversity, director time commitments, political activities, and supply chain management. Understanding the feedback shared with us, we have maintained our focus on board diversification, board refreshment based on skills and experiences, workforce diversity, and pay for performance; have added additional areas of board oversight, including oversight over political activities; and have enhanced our proxy statement and annual ESG report disclosures.

We engaged in extensive stockholder outreach on governance topics and annual meeting proposals in 2022, prior to and during the proxy solicitation period, as illustrated in Figure 16 below. We have summarized our governance outreach efforts, and described the topics discussed, in Figure 16 below, as well as in "*Compensation Discussion and Analysis – Overview of Executive Compensation – 2022 Say on Pay Voting Results and Stockholder Outreach*":

Figure 16. 2022 Stockholder Governance Outreach Summary



	We contacted stockholders holding 59% of our shares for engagement	**We engaged with stockholders holding 19% of our shares**

Topics	What we heard from our stockholders	Our Perspective/How we responded
Director Qualifications, Skills and Experiences	Stockholders expressed an interest in better understanding the directors' skills and experiences and their relevance to the Company.	In keeping with our regular practice, our nominating and governance committee has updated the matrix of director qualifications, skills and experiences, including the addition of several skills and experiences relevant to membership on our Board. In addition, we have newly incorporated into the matrix an explanation of why each identified qualification, skill or experience is valuable to the Company (see Fig. 5 "*Director Nominee Key Qualifications, Skills and Experiences Highlights*" on page 3).
ESG Oversight	Stockholders provided favorable feedback on the comprehensiveness of our ESG activities and disclosures. They were interested in further understanding the Board's oversight of ESG.	In our ESG report for calendar year 2022 (available on our website at *lamresearch.com/company/environmental-social-governance/*), we have provided further disclosures regarding our ESG governance, priorities, long- and short-term goals and progress. We have also provided additional disclosure regarding these topics in this proxy statement (see Fig. 8 "*ESG Highlights*" on page 7 and "*Environmental, Social and Governance Matters*" beginning on page 22).
Climate	Stockholders provided favorable feedback on our net zero goals and roadmap. They were interested in further understanding our plan for executing our long-term goals and our approach for Scope 3 emissions.	In our ESG report for calendar year 2022, we have described our progress toward reaching our goal to achieve net zero GHG emissions by 2050, which include achieving Science-Based Targets initiative ("SBTi") validation in 2022 for our near-term GHG-reduction goals. The ESG Report also further details our efforts in engaging with customers and suppliers on Scope 3 emissions reductions. (See also "*Environmental, Social and Governance Matters*" beginning on page 22).
Human Capital	Stockholders were interested in understanding the areas of focus at the board level for human capital.	We have continued to expand the scope of the workforce disclosure in our ESG report. We have also provided additional disclosure regarding the board's oversight of human capital, including the human resource metrics that our compensation and human resources committee monitors on an ongoing basis, in this proxy statement (see "*Culture and Human Capital Management*" beginning on page 21).
Executive Compensation	See "*Compensation Discussion and Analysis – Overview of Executive Compensation – 2022 Say on Pay Voting Results and Stockholder Outreach*" beginning on page 33.	

Culture and Human Capital Management

We endeavor to be a great place to work globally by investing in a multi-faceted strategy that is rooted in building an inclusive and diverse workplace. The Board is actively engaged in overseeing our culture and the management of human capital, both directly and through its compensation and human resources committee. The compensation and human resources committee's responsibilities include organizational and people matters, including reviewing executive officer succession plans as described below, reviewing employee engagement programs, and reviewing and assisting the Board in overseeing ESG matters relating to human capital management and our workforce, including inclusion and diversity and the workforce portion of our annual ESG report. Our chief human resources officer reports to the compensation and human resources committee on a quarterly basis on key human capital metrics, and our progress relative to our human capital goals, to assist the committee in assessing organizational health. While the metrics and areas of focus can change over time, reflecting changing areas of operational focus, in recent quarters they have included metrics and goals relating to headcount, demographics, hiring, retention (including retention by level or by group), organizational shape, inclusion, and engagement.

One of the Board's primary responsibilities is to oversee the performance, development, and succession of our executive talent. However, the Board's involvement in people development extends beyond the executive team. The Board and the compensation and human resources committee engage with management across a broad range of human capital related topics. To support employees' well-being and ensure Lam is a place where everyone feels valued and can do their best work, we have focused on inclusion and diversity; recruitment and development; employee engagement; providing a comprehensive compensation and benefits package; and health and safety. Since calendar year 2020, all of our named executive officers have had compensation goals related to culture, talent, and inclusion and diversity, to help ensure the members of our executive team are aligned with our corporate goals in these areas and

are accountable for the results achieved (see "*Compensation Matters – Executive Compensation and Other Information – Compensation Discussion and Analysis*" below for more details).

Employee engagement (i.e. satisfaction) and voice are critical to Lam's culture. We regularly engage employees to find out what's working and how we can better meet their evolving needs. We conduct a global survey on a regular basis to gather input from employees on culture, inclusion and diversity, career opportunity, and manager effectiveness. We also solicit employee feedback through in-person and online employee forums, engagement sessions, all-employee meetings, conversations with managers, and our human resource support and employee relations teams. The Board believes that visits to Company facilities and regular direct engagement with employees enable it to assess the Company's culture first-hand. Since 2017, the Board has visited our facilities in Fremont, Livermore, Tualatin, Taiwan, and South Korea, and regularly meets directly with employees in small groups in order to engage with and hear directly from them. These in-person meetings were paused during the pandemic, but have resumed. Since August 2022, our Board has had engagement sessions with recently-hired college graduates, vice presidents, members of our employee resource groups, and director-level employees at our Tualatin location.

These surveys and engagements provide management and the Board with valuable employee feedback and help ensure the executive leadership team is focused on and held accountable for fostering and promoting a culture and workplace environment that are consistent with Lam's core values and with achieving our human capital goals. In calendar year 2022, we matured our engagement processes to improve data collection and analysis and make survey insights more actionable across Lam's teams. We added new data inputs to measure key engagement correlations. We also added new data outputs to enable cross-program analysis, shared the results with internal teams, and leveraged online learning to drive employee feedback conversations. We also carried out a shorter pulse survey to continue engaging with employees on key topics. We launched new culture workshops for employees who joined Lam initially as remote employees facilitated by executive leadership team members. In addition, we facilitated in person and virtual sessions in which employees shared their experiences with Lam's chief human resource officer and CEO. These leaders also hosted roundtables with managers of highly engaged teams, which our sites modeled in various regions.

At Lam, we welcome diverse perspectives and strive to create an environment where every employee feels they belong. Lam's leaders take an intentional and progress-oriented approach to build inclusive behaviors across our organization. The three core pillars of our strategy include fostering inclusion, increasing diversity, and sharing our progress. Based on employee feedback, we strive to continuously enhance our inclusion and diversity program, expanding resources available for professional development, facilitating the creation of additional employee resource groups, providing new job rotation and mentoring programs, and expanding our management training offerings. In 2021, we added inclusion and diversity as one of our core values, and launched and continued a variety of initiatives to cultivate a more inclusive workplace, including by further integrating inclusive features into our global benefits and wellness offerings, with a focus on increasing support for families and parents. Our leaders were also asked to add inclusion goals in their performance and development plans for 2022.

The health, safety, and well-being of our employees are important to our success, and we invest in education, awareness, monitoring, and prevention programs to help recognize and control safety hazards. Post-pandemic, we have continued to provide workplace flexibility by enabling employees to work in ways intended to meet their unique needs. We also seek to ensure our benefits support the needs of our diverse employee base and deliver resources that support all aspects of our employees' well-being and health.

We aim to maintain and cultivate a workplace where every person has equal opportunities to thrive. We are committed to equal opportunity and non-discrimination in our employment practices, including equitable compensation for work performed. To ensure accountability, we conduct an annual pay equity assessment of our compensation practices and systems to promote fair and equitable compensation in our workforce. The charter of our compensation and human resources committee includes oversight responsibility for our compensation policies and practices related to pay equity laws. We maintain robust employment policies and procedures to reinforce our commitment to equal opportunity, non-discrimination, and pay equity. Our policies and procedures prohibit discrimination, harassment or retaliation in any aspect of employment, including recruiting, hiring, promotion, or compensation. Our Global Employment Practices Statement declares our support of workers' rights to freedom of association and collective bargaining, to the extent permitted under local laws. In 2022, we published a new human rights policy to further demonstrate our commitment to the protection, safety, and dignity of all Lam employees. Our most recent EEO-1 report can be found in the ESG section of our website at *lamresearch.com/company/environmental-social-governance/*. Our EEO-1 report shall not be deemed "filed" with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company's past or future SEC filings. The EEO-1 report shall not be deemed soliciting material.

For further details about our human capital management, please see our 2023 Annual Report on Form 10-K, as well as our most recent ESG report.

Environmental, Social and Governance Matters

An important part of advancing the industry and empowering progress is being a socially responsible company. Our core values underpin our commitments to sustainable growth and to making a positive contribution to people and the planet. We are committed to responsible and sustainable business practices and continuous improvement in our own operations, in our partnerships with our customers, across our supply chain and in our engagements with our other stakeholders. We invest in ESG across our business and integrate ESG principles into our day-to-day operations. Our ESG strategy is composed of six key pillars, as outlined below. This framework focuses our attention on our most important topics and pressing challenges, while helping us to deliver value to our stakeholders.

Governance. Our ESG governance framework is illustrated in Figure 17 below. While our Board is actively engaged in ESG oversight, the nominating and governance committee has the primary responsibility for oversight of our ESG priorities. For human capital and workforce-related issues, the compensation and human resources committee holds oversight responsibility. The audit committee is responsible for oversight of ethics and compliance and information security. Our executive leadership provides regular updates to the Board and its committees and engages them to discuss ESG strategy, gain alignment on goals, and report on progress. Our CEO and members of the CEO staff participate in our ESG executive steering committee, which is responsible for guiding our ESG strategy, approving and supporting initiatives, and holding business leaders accountable. Our cross-functional ESG leadership team is responsible for proposing goals, developing and executing strategy, and embedding ESG into our operations management system. In calendar year 2021, we formed a new net zero leadership team that is responsible for working with business units to integrate climate considerations into decision-making processes, driving progress on our net zero strategy, and tracking performance against our climate goals (described in more detail under "*Sustainable Operations*" below). In addition, we have topic-specific working groups to address key issues. In calendar year 2022, we tied our executive compensation program to progress on Lam's ESG goals to ensure that Lam's executive leaders are accountable for driving ESG progress and are rewarded for their achievements. We also joined the United Nations Global Compact, and are using the United Nations Sustainable Development Goals (SDGs) as another method of measuring our ESG progress.

Figure 17. Lam's ESG Governance Structure



Product Innovation. We develop products and solutions with the belief that business success includes making a positive impact on society and the planet. For us, that means that environmental impact and social responsibility should inform our product design and research and development. As part of our net zero strategy, we intend to accelerate the integration of environmental considerations into the design, manufacturing, delivery, and performance of our products to help us meet our goals.

In calendar year 2022, we focused on developing smarter, more efficient products and processes to measure and reduce the greenhouse gas ("GHG") emissions footprint of our products. To reduce the emissions associated with the use of our products, we are seeking to design solutions that are smarter and more efficient. We are also incorporating design for environment principles into the product design process, to guide us in developing products with their full lifecycle in mind. In doing so, we are proving that it is possible to increase productivity while reducing the use of raw materials, energy, and space, and identifying ways to reduce the environmental impact of our products without sacrificing quality and value. We also recognize that we can't solve these challenges alone, and thus are collaborating closely with stakeholders including customers and universities via a variety of avenues, including our 2022 Tech Symposium themed "Engineering a Greener Fab."

In addition, our Equipment Intelligence® solutions combine automation, machine learning, interconnectivity, and real-time data with Lam's equipment and process expertise. By enabling faster learning cycles, these solutions help customers enhance productivity,

efficiency, and performance while minimizing waste. We are also applying these capabilities to measure key environmental impacts of our products.

Our Customer Support Business Group ("CSBG") supports Lam's customers across the equipment lifecycle. From solutions that increase system uptime to offerings that extend the product lifecycle, our goal is to help customers optimize quality and cost, with the added benefit of reducing their environmental impact. In addition to new systems, CSBG provides refurbished tools, previous generation tools, and equipment upgrades. These options deliver great customer value while avoiding the environmental impacts of manufacturing new tools and sending existing equipment to landfills. Our spares offerings include the reuse of high-value spare parts through a variety of re-cleaning, repair, refurbishment, and re-coating services.

Sustainable Operations. Incorporating environmental sustainability into business leads to better products, more efficient operations, and added value for our customers. As the world tackles climate change and other critical environmental issues, we seek to do our part by responsibly managing our impact and have set global goals for energy efficiency, greenhouse gas emissions, water conservation, and hazardous waste diversion. We carefully monitor and manage our environmental impact across our business and work to implement cost-effective best practices, focusing our efforts where we believe we can have the biggest long-term impact. By 2050, we aim to achieve net zero GHG emissions and in 2022 we achieved Science-Based Targets initiative ("SBTi") validation for our near-term GHG-reduction targets.[5] These goals are in line with limiting global warming to 1.5°C, representing the most ambitious SBTi designation available. We report progress annually to the CDP and through our annual ESG report. Our ESG report for calendar year 2022 contains disclosures aligned with the Sustainability Accounting Standards Board ("SASB"), the Global Reporting Index ("GRI"), and the Task Force on Climate-Related Disclosures ("TCFD") framework.

In 2022, we joined the Semiconductor Climate Consortium as a founding member. This industry-level collaboration brings together key players across the semiconductor industry to collectively tackle climate change. By collaborating with fellow members, we aim to accelerate solutions with greater speed and scale than can be achieved alone.

Our Workplace. As described above in the "*Culture and Human Capital Management*" section, guided by our core values, we strive to provide a work environment that fosters inclusion and diversity, ensures every voice is heard, and enables employees to achieve their full potential. We aim to maintain a collaborative, supportive, and opportunity-rich culture that enhances innovation and employee engagement. We strive to protect the health and safety of our personnel throughout our entire operation, including our offices, manufacturing sites, research and development ("R&D") centers, and our field team working at customer sites.

Responsible Supply Chain. We understand the importance of an ethical, responsible, resilient, and diverse supply chain, and we engage with our suppliers to address issues including climate action, human rights, supplier diversity, and responsible mineral sourcing. Lam's supply chain is extensive, so we employ strong oversight and governance to facilitate comprehensive supply chain management across the globe. Our Supply Chain ESG team leads our direct supplier risk assessment efforts, with a focus on driving continuous improvements. Lam also has cross-functional supply chain teams that collaborate to share best practices around supplier engagement. In 2022, we matured our supply chain management processes, grew our Supply Chain ESG team, and leveraged additional tools published by the Responsible Business Alliance (the "RBA") to better quantify risks in the regions where our suppliers operate.

We are a strong proponent of supply chain-related industry standards and uphold the guidelines published by the RBA. Since 2019, Lam has been an affiliate member of the RBA, the world's largest industry coalition dedicated to corporate responsibility in global supply chains. All of our direct suppliers are expected to adhere to our Global Supplier Code of Conduct, which incorporates the RBA code of conduct and covers topics such as ethics, integrity, transparency, anti-corruption, conflict minerals, human trafficking, environmental sustainability, and social responsibility. Throughout the supplier lifecycle, we continue to conduct due diligence using a risk-based approach, which may include RBA self-assessment questionnaires, inspections, and corrective actions as needed.

Advancing climate action requires close collaboration between us and our customers and suppliers. Upstream activities contribute to our Scope 3 emissions, so if we want to reduce them, we need top suppliers on board. In 2021, we began our engagement with suppliers to make progress toward our 2050 net zero GHG emissions goal. We hosted our annual Supplier Excellence Awards and inaugural ESG Supplier Forum to connect with suppliers. In 2022, we engaged with 100% of our top-tier suppliers by spend on environmental sustainability opportunities. We also made progress toward our 2025 goal of engaging 46.5% of top suppliers as measured by emissions in setting SBTs. During the year, we surveyed our top suppliers to better understand their climate progress and encouraged them to acknowledge a Climate Pledge committing to climate action. We also began asking suppliers to take a carbon footprinting class through RBA. By engaging suppliers on these issues, we are encouraging them to measure and manage important areas of their environmental impact. This supports mutual progress toward our respective ESG priorities and goals.

We are committed to protecting and supporting human rights—both in our supply chain and in our operations around the world. We expect our suppliers and sites to comply with laws including, but not limited to, the U.K. Modern Slavery Act of 2015 and the California Transparency in Supply Chains Act of 2010. In 2022, we published our first Human Rights Policy, which applies to all our employees and outlines our expectations to uphold internationally recognized human rights. Our policy is intended to align with several internationally recognized standards, including the Universal Declaration of Human Rights, the UN's Guiding Principles on Human Rights, and the RBA Code of Conduct. Lam expects our suppliers to adopt similar practices.

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[5]   The 2030 GHG emissions goal was validated in 2022 and was subsequently restated in 2023 in alignment with SBTi.

Inclusion and diversity are part of our Core Values at Lam, and we recognize the value that our relationships with diverse suppliers bring. During our supplier onboarding process, we implement measures to identify diverse suppliers, including minority-, women-, LGBTQ+, and veteran-owned businesses, as well as businesses owned by people with disabilities. We also include diverse qualifications in our Supplier Scorecard and track and report spending with diverse direct material suppliers on a periodic basis.

Our Communities. One of our guiding principles is to "act with purpose for a better world." We seek to fund community programs that uplift the places where we operate and live, in line with this guiding principle. We recently established an overarching social impact platform – "Powering Breakthroughs Together" – with an objective of making meaningful progress in three focus areas: enabling transformative learning; helping to build more resilient communities; and fostering more inclusive societies. We endeavor to work together with philanthropic organizations and our employees to increase the impact of our activities. In 2022, we kicked off our first signature initiative through the program, a three-year collaboration with *FIRST®* Global. In 2022, we provided a $1.33 million donation to support *FIRST* Global and served as the premier sponsor for the 2022 *FIRST* Global Challenge. We encourage our employees to volunteer as *FIRST* mentors for students. We also plan to donate $10 million to *FIRST* Global over the next three years, beginning in 2023. Beyond our engagement with *FIRST* Global, we intend to support programs to strengthen relationships, technology, preparedness, and recovery plans that enable communities to succeed in the face of adversity. This includes making investments in programs implementing disaster preparedness and recovery plans, engaging and connecting with community members, helping rebuild communities or curbing climate change. We plan to invest in initiatives to facilitate equitable access and opportunities to help communities reach their full potential by eliminating barriers, leveling the playing field and driving systematic change.

For more information about our ESG efforts, including climate-related efforts, please refer to our annual ESG report available in the ESG section of our website at *lamresearch.com/company/environmental-social-governance/*. Our ESG report shall not be deemed "filed" with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company's past or future SEC filings. The ESG report shall not be deemed soliciting material.

Director Compensation

Our director compensation is designed to attract and retain high-caliber directors and to align director interests with those of stockholders. The compensation and human resources committee's independent compensation consultant advises the committee with respect to non-employee director compensation and assists with the review of competitiveness of such compensation. In November 2021, our Board adopted our current non-employee director compensation program. The objective of the non-employee director compensation program is to target and pay the non-employee directors at the median of our Peer Group (as defined and described below under "*Compensation Matters - Executive Compensation and Other Information - Compensation Discussion and Analysis – Executive Compensation Governance and Procedures – Peer Group Practices and Survey Data*"), as measured every other year.

Under the non-employee director compensation program, non-employee director compensation is compared to our Peer Group annually and the results of this comparison are provided to the compensation and human resources committee in connection with its regular August meeting. Every other year, beginning in 2023, if this comparison shows any element of non-employee director compensation to be below the 50th percentile when compared to our Peer Group, this element will be automatically increased to a value equal, as nearly as practicable, to the 50th percentile, effective on the date of our next annual meeting of stockholders for service in the following calendar year (e.g. if an adjustment were made in connection with the August 2023 compensation and human resources committee meeting, then such adjustment will be effective on the date of our annual stockholder meeting in November 2023 for service in calendar year 2024). Under the program, the compensation and human resources committee has the option at any time to recommend that the Board exercise, and the Board has the right at any time to exercise, negative discretion to reduce (or to not increase) any element of non-employee director compensation. The non-executive director compensation program may be modified, replaced, superseded or cancelled by the Board at any time. The elements of our non-employee director compensation are described below.

In the case of Mr. Archer, our president and CEO, his executive compensation (which is described below under "*Compensation Matters - Executive Compensation and Other Information - Compensation Discussion and Analysis*") is reviewed annually by the independent members of the Board. Mr. Archer does not receive additional compensation for his service on the Board.

Non-employee director compensation. Non-employee directors receive annual cash retainers and equity awards. The chair of the Board, the lead independent director (if applicable), and committee chairs and members receive additional cash retainers. Non-employee directors who join the Board or a committee mid-year receive pro-rated cash retainers and equity awards, as applicable. Our non-employee director compensation program is based on service during the calendar year; however, SEC rules require us to report compensation in this proxy statement on a fiscal year basis. Cash compensation paid to non-employee directors for the fiscal year ended June 25, 2023, together with the annual cash compensation program components in effect for calendar years 2023 and 2022, is shown below.

Figure 18. Director Annual Retainers

Annual Retainers[1]	Calendar Year 2023 ($)	Calendar Year 2022 ($)	Fiscal Year 2023 ($)
Non-employee Director	87,500	87,500	87,500
Chair	150,000	150,000	150,000
Audit Committee−Chair	35,000	35,000	35,000
Audit Committee−Member	15,000	15,000	15,000
Compensation and Human Resources Committee−Chair	30,000	30,000	30,000
Compensation and Human Resources Committee−Member	10,000	10,000	10,000
Nominating and Governance Committee−Chair	20,000	20,000	20,000
Nominating and Governance Committee−Member	10,000	10,000	10,000

[1]   Each Director is entitled to an annual non-employee director cash retainer. Directors are also entitled to supplemental retainer fees if they have board leadership positions (e.g., chair) and/or are either committee chairs or members.

Each non-employee director also receives an annual equity award on the first Friday following the annual meeting. For the equity awards granted in November 2022, these had a targeted grant date value equal to $215,000 (the number of RSUs subject to the award is determined by dividing $215,000 by the 30 trading day average of the closing price of our common stock prior to the date of grant, rounded down to the nearest whole share). These awards generally vest on October 31 in the year following the grant and are subject to the terms and conditions of the Company's 2015 Stock Incentive Plan, as amended (the "2015 Plan"), and the applicable award agreements. These awards immediately vest in full: (1) if a non-employee director dies or becomes subject to a "disability" (as determined pursuant to the 2015 Plan), (2) upon the occurrence of a "Corporate Transaction" (as defined in the 2015 Plan), or (3) on the date of the annual meeting, if the annual meeting during the year in which the award was expected to vest occurs prior to the vest date and the non-employee director is not re-elected or retires or resigns effective immediately prior to the annual meeting. Non-employee directors who commence service after the annual equity award has been granted receive on the first Friday following the first regularly scheduled, quarterly Board meeting attended a pro-rated award based on the number of regularly scheduled, quarterly Board meetings remaining in the year as of the effective date and time of the director's appointment. The pro-rated awards are subject to the same vesting schedule, terms and conditions as the annual equity awards, except that if the award is granted on the first Friday following the regularly scheduled quarterly November Board meeting, the award vests immediately.

On November 11, 2022, each director at such time (other than our president and CEO) received a grant of 563 RSUs for service during calendar year 2023. Unless there is an acceleration event, the RSUs granted to each current director for service during calendar year 2023 will vest in full on October 31, 2023, subject to the director's continued service on the Board. On February 10, 2023, Dr. Kang, who was appointed to the Board effective February 7, 2023, also received a prorated grant of 452 RSUs for service during calendar year 2023. The following table shows compensation for fiscal year 2023 for persons serving as directors during fiscal year 2023 other than Mr. Archer:

Figure 19. Director Compensation for Fiscal Year 2023

	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Sohail U. Ahmed	103,750[3]	278,246[4]	—	381,996
Eric K. Brandt	127,500[5]	278,246[4]	—	405,746
Michael R. Cannon	122,500[6]	278,246[4]	—	400,746
Ho Kyu Kang	87,500[7]	226,086[8]	—	313,586
Catherine P. Lego[9]	—	—	30,978	30,978
Bethany J. Mayer	115,000[10]	278,246[4]	—	393,246
Jyoti K. Mehra	100,000[11]	278,246[4]	—	378,246
Abhijit Y. Talwalkar	257,500[12]	278,246[4]	—	535,746
Lih Shyng (Rick L.) Tsai	97,500[13]	278,246[4]	—	375,746
Leslie F. Varon	122,500[14]	278,246[4]	—	400,746

[1]   The amounts shown in this column represent the grant date fair value of unvested RSU awards granted during fiscal year 2023 in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 718, Compensation — Stock Compensation ("ASC 718"). However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. The fair value of RSUs was calculated based on the fair market value of the Company's common stock at the date of grant, discounted for dividends.

[2]   Represents the portion of medical, dental, and vision premiums paid by the Company.

[3]   Mr. Ahmed received $103,750, representing his annual retainers for calendar year 2023 of $87,500 for service as a director and $15,000 for service as a member of the audit committee, and prorated annual retainer for calendar year 2022 of $1,250 for service as a member of the audit committee.

(4) On November 11, 2022, each non-employee director who was on the Board at such time received an annual grant for calendar year 2023 of 563 RSUs, based on the 30 trading day average of the closing price per share of Lam's common stock prior to the grant date, $381.23, and the target value of $215,000, rounded down to the nearest share. All of these RSUs (and no other non-employee director equity awards) were outstanding and unvested as of June 25, 2023.

(5) Mr. Brandt received $127,500, representing his annual retainers for calendar year 2023 of $87,500 for service as a director, $30,000 for service as the chair of the compensation and human resources committee, and $10,000 for service as a member of the nominating and governance committee.

(6) Mr. Cannon received $122,500, representing his annual retainers for calendar year 2023 of $87,500 for service as a director, $20,000 for service as the chair of the nominating and governance committee, and $15,000 for service as a member of the audit committee.

(7) Dr. Kang earned $87,500, representing his annual retainer for calendar year 2023 of $87,500 for service as a director, but due to the timing of payment of his retainer, he did not receive the retainer during fiscal year 2023.

(8) On February 10, 2023, Dr. Kang, who was appointed to the Board effective February 7, 2023, received an annual grant for calendar year 2023 of 452 RSUs, based on the 30 trading day average of the closing price per share of Lam's common stock prior to the grant date, $474.68, and the target value of $215,000, rounded down to the nearest share.

(9) Ms. Lego retired from the Board effective as of November 7, 2022, and, as a result, did not receive an annual retainer during fiscal year 2023.

(10) Ms. Mayer received $115,000, representing her annual retainers for calendar year 2023 of $87,500 for service as a director, $15,000 for service as a member of the audit committee, and $10,000 for service as a member of the nominating and governance committee, and prorated annual retainer for calendar year 2022 of $2,500 for service as a member of the nominating and governance committee.

(11) Ms. Mehra received $100,000, representing her annual retainer for calendar year 2023 of $87,500 for service as a director and $10,000 for service as a member of the compensation and human resources committee, and prorated annual retainer for calendar year 2022 of $2,500 for service as a member of the compensation and human resources committee.

(12) Mr. Talwalkar received $257,500, representing his annual retainers for calendar year 2023 of $87,500 for service as a director, $150,000 for service as chairman, $10,000 for service as a member of the compensation and human resources committee, and $10,000 for service as a member of the nominating and governance committee.

(13) Dr. Tsai received $97,500, representing his annual retainers for calendar year 2023 of $87,500 for service as a director and $10,000 for service as a member of the compensation and human resources committee.

(14) Ms. Varon received $122,500, representing her annual retainers for calendar year 2023 of $87,500 for service as a director and $35,000 for service as the chair of the audit committee.

Other benefits. Any members of the Board enrolled in the Company's health plans on or prior to December 31, 2012, can continue to participate after retirement from the Board in the Company's Retiree Health Plans. The Board eliminated this benefit for any person who became a director after December 31, 2012. The most recent valuation of the Company's accumulated post-retirement benefit obligation under ASC 715, Compensation-Retirement Benefits as of June 25, 2023, for eligible directors and the current directors who may become eligible, is shown below. Factors affecting the amount of post-retirement benefit obligation include current age, age at retirement, coverage tier (e.g., single, plus spouse, plus family), interest rate, and length of service.

Figure 20. Accumulated Post-Retirement Benefit Obligations

Name	Accumulated Post-Retirement Benefit Obligation, as of June 25, 2023 ($)
Sohail U. Ahmed	—
Eric K. Brandt	—
Michael R. Cannon	—
John M. Dineen	—
Ho Kyu Kang	—
Catherine P. Lego	377,000
Bethany J. Mayer	—
Jyoti K. Mehra	—
Abhijit Y. Talwalkar	—
Lih Shyng (Rick L.) Tsai	—
Leslie F. Varon	—

Compensation Matters

Executive Compensation and Other Information

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation program. Our CD&A discusses compensation earned by our fiscal year 2023 "Named Executive Officers" ("NEOs"), who are as follows:

Figure 21. Named Executive Officers for Fiscal Year 2023

Named Executive Officer	Position(s)
Timothy M. Archer	President and Chief Executive Officer
Douglas R. Bettinger	Executive Vice President and Chief Financial Officer
Patrick J. Lord	Executive Vice President and Chief Operating Officer
Vahid Vahedi	Senior Vice President and Chief Technology Officer
Seshasayee (Sesha) Varadarajan	Senior Vice President, Global Products Group

Our CD&A is organized according to the following structure:

Table of Contents

I. OVERVIEW OF EXECUTIVE COMPENSATION

To align with stockholders' interests, our executive compensation program is designed to foster a pay-for-performance culture and achieve the executive compensation objectives described in *"Executive Compensation Philosophy and Program Design - Executive Compensation Philosophy"* below. We have structured our compensation program and payouts to reflect these goals. Highlights of our executive compensation program are listed in *"Proxy Statement Summary–Figure 7. Executive Compensation Highlights"* above. Our president and CEO's compensation in relation to our revenue and net income, as well as the Company's cumulative five-year total shareholder return on common stock compared against the cumulative returns of other indices, are shown below.

Figure 22. CEO Pay for Performance for Fiscal Years 2018-2023



(1) "CEO Total Compensation" consists of base salary, annual incentive payments, grant date fair values of equity-based awards both under the long-term incentive program or otherwise, and all other compensation as reported in the *"Summary Compensation Table"* below.

The CEO Total Compensation for fiscal year 2019 represents Mr. Archer's compensation for service as president and COO until December 5, 2018 and thereafter until the end of the 2019 fiscal year as president and CEO. For years prior to and after fiscal year 2019, the CEO Total Compensation relates to the compensation of the applicable CEO.

The graph below compares Lam's cumulative five-year total shareholder return on common stock with the cumulative total returns of the Nasdaq Composite Total Return Index, the Standard & Poor's ("S&P") 500 (TR) Index, and the Philadelphia Semiconductor Sector Total Return Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indices (with the reinvestment of all dividends) for the five years ended June 25, 2023.

Figure 23. Comparison of Cumulative Five-Year Total Return



COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN*
Among the Company, the Philadelphia Semiconductor Sector Total Return
Index, the Nasdaq Composite Total Return Index, and
the S&P 500 (TR) Index**

— ■ — Lam Research Corporation
·····○····· Philadelphia Semiconductor Sector Total Return Index
— ▲ — Nasdaq Composite Total Return Index
——■—— S&P 500 (TR) Index

* $100 invested on June 24, 2018 in stock or index, including reinvestment of dividends.

**   Copyright © 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

To understand our executive compensation program fully, we believe it is important to understand:

- our business, our industry environment, and our financial performance; and
- our executive compensation philosophy and program design.

Our Business, Our Industry Environment, and Our Financial Performance

An overview of our business and industry environment is set forth in *"Proxy Statement Summary"* on page 1.

Although we have a June fiscal year end, our executive compensation program is generally designed and oriented on a calendar year basis to correspond with our calendar year-based business planning. This CD&A generally reflects a calendar year ("CY") orientation rather than a fiscal year ("FY") orientation, as shown below. The Executive Compensation Tables at the end of this CD&A are based on our fiscal year, as required by SEC regulations.

Figure 24. Executive Compensation Calendar-Year Orientation



In calendar year 2022, there were higher investments in wafer fabrication equipment spending relative to calendar year 2021, driven by increasing manufacturing complexity in NAND, DRAM, and foundry/logic devices, as well as robust secular demand for semiconductors in a number of areas including cloud computing, artificial intelligence, 5G networks, and the Internet of Things.

Highlights for calendar year 2022:

- achieved revenue of approximately $19.0 billion for the calendar year, representing an approximately 15% increase over calendar year 2021;
- generated operating cash flow of approximately $3.5 billion, which represents approximately 19% of revenues; and
- generated sufficient cash flow to support payment of approximately $860 million in dividends to stockholders.

In the first half of calendar year 2023, wafer fabrication equipment spending declined primarily from demand weakness in the memory segment. Additionally, the United States government imposed new controls in October 2022, which significantly impacted trade with China for the shipment of wafer fabrication equipment and related parts and services.

For the March and June 2023 quarters combined, Lam delivered revenues of approximately $7.1 billion, and operating cash flows of approximately $2.8 billion.

Executive Compensation Philosophy and Program Design

Executive Compensation Philosophy

The philosophy of our compensation and human resources committee that guided this year's awards and payout decisions is that our executive compensation program should:

- provide competitive compensation to attract and retain top talent;
- provide total compensation packages that are fair to employees and reward corporate, organizational, and individual performance;
- align pay with business objectives while driving exceptional performance;
- optimize value to employees while maintaining cost-effectiveness to the Company;
- create stockholder value over the long-term;
- align our annual program to annual performance and our long-term program to longer-term performance;
- recognize that a long-term, high-quality management team is a competitive differentiator for Lam, enhancing customer trust/ market share and, therefore, stockholder value; and
- provide rewards when results have been demonstrated.

Our compensation and human resources committee's executive compensation objectives are to motivate:

- performance that creates long-term stockholder value;
- outstanding performance at the corporate, organization, and individual levels; and
- retention of a long-term, high-quality management team.

Program Design

Our program design incorporates an annual review of each of the compensation elements. However, additional reviews may be undertaken whenever there is a change in roles or responsibilities or a new hire joins the Company.

Our program design uses a mix of annual and long-term components, and a mix of cash and equity components. Our executive compensation program includes base salary; an annual incentive program ("AIP"); a long-term incentive program ("LTIP"); promotion, retention and/or new hire awards whenever necessary; as well as stock ownership guidelines and a compensation recovery policy. The primary elements of our executive compensation program are listed in Figure 25 below and are described in more detail in "*III. Primary Components of NEO Compensation; CY2022 Compensation Payouts; CY2023 Compensation Targets and Metrics*" below.

Figure 25. Compensation Components

Element	How it is Paid	Purpose/Design
Base Salary	Cash	We believe the purpose of base salary is to provide competitive compensation to attract and retain top talent and to provide employees, including our NEOs, with a fixed and fair amount of compensation for the jobs they perform. Accordingly, we seek to ensure that our base salary levels are competitive in reference to peer group practice and market survey data.
Annual Incentive Program (AIP)	Cash	Our annual incentive program is designed to provide annual, performance-based compensation that is based on the achievement of pre-set annual financial, strategic, and operational objectives aligned with outstanding performance, and will allow us to attract and retain top talent, while maintaining cost-effectiveness to the Company.
		For more details regarding the design of the annual incentive program, see "*III. Primary Components of NEO Compensation; CY2022 Compensation Payouts; CY2023 Compensation Targets and Metrics - Annual Incentive Program*" below.
Long-Term Incentive Program (LTIP)	A combination of: • market-based performance restricted stock units ("Market-based PRSUs"); • stock options; and • service-based RSUs	Our long-term incentive program is designed to attract and retain top talent, provide competitive levels of compensation, align pay with stock performance over a multi-year period, reward our NEOs for outstanding Company performance, and create stockholder value over the long-term.
		The program design provides that the target award opportunity is awarded in a combination of Market-based PRSUs, stock options, and service-based RSUs.
		For more details regarding the design of the LTIP, see "*III. Primary Components of Named Executive Officer Compensation; Calendar Year 2022 Compensation Payouts; Calendar Year 2023 Compensation Targets and Metrics–Long-Term Incentive Program–Design*" below.

As illustrated below, our program design is weighted toward performance and stockholder value. The performance-based program components include annual incentive program cash payout opportunities and market-based equity and stock option awards under the LTIP.

Figure 26. NEO Compensation Target Pay Mix Averages



Calendar Year 2022 Average NEO Target Pay Mix



Calendar Year 2023 Average NEO Target Pay Mix

[1]	The Company's LTIP design provides that the target award opportunity is awarded in a combination of Market-based PRSUs, stock options and service-based RSUs, with at least 10% of the award in each of these last two vehicles. In calendar years 2022 and 2023, for our CEO and NEOs who are executive vice presidents, the percentages of the LTIP target award opportunity awarded in Market-based PRSUs, stock options and service-based RSUs were 60%, 20% and 20%, respectively; while for NEOs who are senior vice presidents, the percentages of the LTIP target award opportunity awarded in Market-based PRSUs, stock options and service-based RSUs were 55%, 15% and 30%, respectively. See "*III. Primary Components of Named Executive Officer Compensation; Calendar Year 2022 Compensation Payouts; Calendar Year 2023 Compensation Targets and Metrics – Long-Term Incentive Program – Design*" for further information regarding the impact of such a target pay mix.

[2]	For purposes of this illustration, we include Market-based PRSUs and stock options as performance-based, but do not classify service-based RSUs as performance-based.

We evaluate our executive compensation program and practices at least annually. Among other things, we consider the outcome of our most recent advisory vote on named executive officer compensation, or "Say on Pay," and input we receive from our stockholders. As is described above in more detail in *"Governance Matters - Corporate Governance - Stockholder Engagement,"* we engage regularly with our stockholders, typically outside of our proxy solicitation period, on matters including executive compensation.

The primary components of our executive compensation program have remained consistent over the last several years and, in general, have received continuing support from our stockholders, as reflected in the voting results for our annual Say on Pay proposals shown in Figure 27 below.[6]

Figure 27. Historical Say on Pay Votes [(1)]



[(1)]   Percentages represented are as a percentage of votes cast. For purposes of this figure, abstentions are treated as votes cast and have the effect of "Against" votes with respect to the Say on Pay proposal.

In 2022, we engaged in extensive stockholder outreach regarding our executive compensation program prior to the proxy solicitation period, covering planned enhancements to our executive compensation disclosures in our 2022 proxy statement, and design considerations relating to our LTIP, among other topics. Figure 28 below summarizes what we heard from our stockholders, our perspective on those views, and how we have responded. Other than the changes described below and in this CD&A, our compensation and human resources committee determined to maintain our executive compensation program and practices in their current form for calendar year 2023, in light of our stockholders' continuing support.

Figure 28. 2022 Executive Compensation Stockholder Outreach

Topics	What we heard from our stockholders	Our perspective/How we responded
Our Annual Incentive Program	We received favorable feedback from stockholders on our additional disclosure relating to the individual performance factor component of the AIP, which was intended to assist stockholders in better understanding how the program supports pay for performance.	Beginning with our 2021 proxy statement, we have added extensive detail to explain how the individual performance factor component of our AIP is determined. We recognize the need to explain how the individual performance factor component of our AIP is linked to the operating metrics we use to manage our business, and ultimately to our business results and financial performance.
Our Long-Term Incentive Program	We received positive feedback on the increase to the relative weighting of Market-based PRSUs in the calendar year 2022 LTIP. Overall, stockholders continued to be satisfied with the design and pay-for-performance alignment of our LTIP.	Having substantially increased the relative weighting of Market-based PRSUs in the 2022 LTIP in order to enhance the alignment of pay with performance, our compensation and human resources committee did not make further changes to the program for the 2023 LTIP. However, the committee regularly evaluates the structure of our compensation programs, with the assistance of their compensation consultant, to ensure that our programs continue to serve their intended purposes.

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6   In 2019, our Say on Pay Proposal received low support, subsequent to which we undertook extensive engagement efforts to understand investors' views and worked to address the questions and concerns voiced in those conversations. Support for Say on Pay returned to historic levels in 2020 and has been maintained, demonstrating the effectiveness of our engagement program and stockholders' generally strong support for our pay practices.

II. EXECUTIVE COMPENSATION GOVERNANCE AND PROCEDURES

Role of the Compensation and Human Resources Committee

Our Board has delegated certain responsibilities to the compensation and human resources committee, or for purposes of this CD&A, the "committee," through a formal charter. The committee[7] oversees the compensation programs in which our CEO and his direct reports who are executive or senior vice presidents participate. The independent members of our Board approve the compensation packages and payouts for our CEO. Our CEO is not present for any decisions regarding his compensation packages and payouts.

Committee responsibilities include, but are not limited to:

- reviewing and approving the Company's executive compensation philosophy, objectives, and strategies;
- reviewing and approving the appropriate peer group companies for purposes of evaluating the Company's compensation competitiveness;
- reviewing, and approving where appropriate, equity-based compensation plans;
- causing the Board to perform a periodic performance evaluation of our CEO;
- recommending to the independent members of the Board corporate goals and objectives under the Company's compensation plans, compensation packages (e.g., annual base salary level, annual cash incentive award, long-term incentive award and any employment agreement, severance arrangement, change-in-control arrangement, equity grant, or special or supplemental benefits, and any material amendment to any of the foregoing) applicable to our CEO, and compensation payouts for our CEO;
- annually reviewing with our CEO the performance of the Company's other executive officers in light of the Company's executive compensation goals and objectives and approving the compensation packages and compensation payouts for such individuals;
- reviewing and recommending for appropriate Board action all cash, equity-based and other compensation packages, and compensation payouts applicable to the chair and other non-employee members of the Board;
- overseeing management's determination as to whether the compensation policies and practices, including those related to pay equity laws, create risks that are reasonably likely to have a material adverse effect on the Company;
- reviewing the results of "Say on Pay" votes and considering whether any adjustments to the Company's executive compensation program are appropriate; and
- establishing stock ownership guidelines applicable to the Company's executive officers and recommending to the Board stock ownership guidelines applicable to the chair and other members of the Board.

The committee is authorized to delegate its authority and responsibilities as it deems proper and consistent with legal requirements to its members, any other committee of the Board and/or one or more officers of the Company, in accordance with the provisions of the Delaware General Corporation Law. For additional information on the committee's responsibilities and authorities, see "*Governance Matters - Corporate Governance - Board Committees - Compensation and Human Resources Committee*" above.

In order to carry out these responsibilities, the committee receives and reviews information, analyses, and proposals prepared by our management and by the committee's compensation consultant (see "*Role of Committee Advisors*" below).

Role of Committee Advisors

The committee is authorized to engage its own independent advisors to assist in carrying out its responsibilities. The committee has engaged the services of Compensia, Inc. ("Compensia"), a national compensation consulting firm, as the committee's compensation consultant. Compensia provides the committee with independent and objective guidance regarding the amount and types of compensation for our chair, non-employee directors, and executive officers, and how these amounts and types of compensation compare to other companies' compensation practices, as well as guidance on market trends, evolving regulatory requirements, compensation of our non-employee directors, peer group composition, and other matters as requested by the committee.

Representatives of Compensia regularly attend committee meetings (including executive sessions without management present), communicate with the committee chair outside of meetings, and assist the committee with its consideration of performance metrics and goals. Compensia reports to the committee, not to management. At the committee's request, Compensia meets with members of management to gather and discuss information that is relevant to advising the committee. The committee may replace Compensia or hire additional advisors at any time. Compensia has not provided any other services to the committee or to our management, and has received no compensation from us other than with respect to the services described above. The committee assessed the independence of Compensia pursuant to SEC rules and Nasdaq listing standards, including the following factors: (1) the absence of other services provided by it to the Company; (2) the fees paid to it by the Company as a percentage of its total revenue; (3) its policies and procedures

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7   For purposes of this CD&A, a reference to a compensation action or decision by the committee with respect to our CEO means an action or decision by the independent members of our Board after considering the recommendation of the committee and, in the case of all other NEOs, an action or decision by the committee.

to prevent conflicts of interest; (4) the absence of any business or personal relationships with committee members; (5) the fact that it does not own any Lam common stock; and (6) the absence of any business or personal relationships with our executive officers. The committee assessed this information and concluded that the work of Compensia had not raised any conflict of interest.

Role of Management

Our CEO, with support from our human resources and finance organizations, develops recommendations for the compensation of our other executive officers. Typically, these recommendations cover base salaries, annual incentive program target award opportunities, long-term incentive program target award opportunities, and the criteria upon which these award opportunities may be earned, as well as actual payout amounts under the annual and long-term incentive programs.

The committee considers our CEO's recommendations within the context of competitive compensation data, the Company's compensation philosophy and objectives, current business conditions, the advice of Compensia, and any other factors it considers relevant.

Our CEO attends committee meetings at the request of the committee but leaves the meeting for any deliberations related to and decisions regarding his own compensation, when the committee meets in executive session, and at any other time requested by the committee.

Peer Group Practices and Survey Data

In establishing the total compensation levels of our executive officers, as well as the mix and weighting of individual compensation elements, the committee monitors compensation data from a group of comparably sized companies in the technology industry (the "Peer Group"), which may differ from peer groups used by stockholder advisory firms. The committee selects the companies constituting our Peer Group based on their comparability to our lines of business and industry, annual revenue, and market capitalization, and our belief that we are likely to compete with them for executive talent. Our Peer Group is focused on public semiconductor, semiconductor equipment and materials companies that file standard reports with the SEC as domestic issuers, and similarly-sized high-technology equipment and hardware companies with a global presence and a significant investment in research and development. The table below summarizes how the calendar year 2023 Peer Group companies compare to the Company:

Figure 29. Peer Group Revenue and Market Capitalization

Metric	Lam Research ($M)	Target for Peer Group	Peer Group Median ($M)
Revenue (last completed reported four quarters as of July 5, 2022)	16,737	Approximately 0.33 to 3 times Lam	18,918
Market Capitalization (30-day average as of July 5, 2022)	64,664	Approximately 0.33 to 3 times Lam	75,385

Based on these criteria, the Peer Group and targets may be modified from time to time. Our Peer Group was reviewed in August 2022 to ensure that our Peer Group continues to fit within our Peer Group criteria outlined above, and no changes were made for calendar year 2023 compensation decisions. Our Peer Group consists of the companies listed as follows:

Figure 30. Peer Group Companies for Calendar Year 2023

Advanced Micro Devices, Inc.	Broadcom Inc.	Microchip Technology Incorporated	Qualcomm Incorporated
Agilent Technologies, Inc.	Corning Incorporated	Micron Technology, Inc.	Seagate Technology Holdings Plc
Analog Devices, Inc.	Intel Corporation	NVIDIA Corporation	Texas Instruments Inc.
Applied Materials, Inc.	KLA Corporation	NXP Semiconductors N.V.	Western Digital Corporation

We derive revenue, market capitalization, and NEO compensation data from public filings made by our Peer Group companies with the SEC and from other publicly available sources. Radford Technology Survey data may be used to supplement compensation data from public filings as needed. The committee reviews compensation practices and selected data on base salary, bonus targets, total cash compensation, equity awards, and total compensation drawn from the Peer Group companies and/or the Radford Technology Survey as a reference to help ensure compensation packages are consistent with market norms.

Base pay levels for each executive officer are generally set with reference to market-competitive levels and in reflection of each officer's skills, experiences, and performance. Variable pay target award opportunities and total direct compensation for each executive officer are generally designed to deliver market-competitive compensation for the achievement of stretch goals, with downside risk for underperforming and upside reward for overperforming. For those executive officers who are new to their roles, compensation arrangements may be designed to deliver below-market compensation for a period of time. However, the committee

does not "target" pay at any specific percentile. Rather, individual pay positioning depends on a variety of factors, such as prior job performance, job scope and responsibilities, skill set, prior experience, time in position, internal comparisons of pay levels for similar skill levels or positions, our goals to attract and retain executive talent, Company performance, and general market conditions.

Assessment of Compensation Risk

Management, with the assistance of Compensia, the committee's independent compensation consultant, conducted a compensation risk assessment in 2023 and concluded that risks arising from the Company's current employee compensation programs are not reasonably likely to have a material adverse effect on the Company.

Tax and Accounting Considerations

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that "disqualified individuals" within the meaning of the Code (which generally includes certain officers, directors and employees of the Company) may be subject to additional tax if they receive payments or benefits in connection with a change in control of the Company that exceed certain prescribed limits. The Company or its successor may also forfeit a deduction on the amounts subject to this additional tax.

We did not provide any of our executive officers, any director, or any other service provider with a "gross-up" or other reimbursement payment for any tax liability that the individual might owe as a result of the application of sections 280G or 4999 during fiscal year 2023, and we have not agreed and are not otherwise obligated to provide any individual with such a "gross-up" or other reimbursement as a result of the application of sections 280G and 4999.

Internal Revenue Code Section 409A

Section 409A of the Code imposes significant additional taxes on an executive officer, director, or service provider that receives non-compliant "deferred compensation" that is within the scope of section 409A. Among other things, section 409A potentially applies to cash awards under the LTIP, if any, the Elective Deferred Compensation Plan, certain equity awards, and severance arrangements.

To assist our employees in avoiding additional taxes under section 409A, we have structured the LTIP, the Elective Deferred Compensation Plan, and our equity awards in a manner intended to qualify them for exemption from, or compliance with, section 409A.

Accounting for Stock-Based Compensation

We follow ASC 718 for accounting for our stock options and other stock-based awards. ASC 718 requires companies to calculate the grant date "fair value" of their stock option grants and other equity awards using a variety of assumptions. This calculation is performed for accounting purposes. ASC 718 also requires companies to recognize the compensation cost of stock option grants and other stock-based awards in their income statements over the period that an employee is required to render service in exchange for the option or other equity award.

III. PRIMARY COMPONENTS OF NEO COMPENSATION; CY2022 COMPENSATION PAYOUTS; CY2023 COMPENSATION TARGETS AND METRICS

This section describes the components of our executive compensation program. It also describes, for each component, the payouts to our NEOs for calendar year 2022 and the forward-looking actions taken with respect to our NEOs in calendar year 2023.

Base Salary

Adjustments to base salary are generally considered by the committee each year in February.

For calendar years 2023 and 2022, base salaries for NEOs were determined by the committee in February of each year, based on the factors described in Figure 25 above. The base salaries for calendar year 2022 became effective on March 1 or the first day of the pay period that included March 1 (if earlier). No base salary adjustments for the NEOs were made for calendar year 2023 due to the weakness in the business environment at the beginning of the calendar year. The base salaries of the NEOs for calendar years 2023 and 2022 are shown below.

Figure 31. NEO Annual Base Salaries

Named Executive Officer	Annual Base Salary 2023 ($)	Annual Base Salary 2022[1] ($)
Timothy M. Archer	1,150,000	1,150,000
Douglas R. Bettinger	705,000	705,000
Patrick J. Lord	577,661	577,661
Vahid Vahedi	537,151	537,151
Seshasayee (Sesha) Varadarajan	537,151	537,151

[1] Effective February 21, 2022

Annual Incentive Program

Annual Incentive Program Components

The components of our annual incentive program, each of which plays a role in determining actual payments made, are described in Figure 32 below. For calendar year 2023, the committee approved the addition of a new component to our annual incentive program, the Profitability Performance Factor.

Figure 32. Annual Incentive Program Components



Funding Factor
- Creates a maximum payout amount from which payouts may be made.
- Achievement of a minimum level of performance against the Funding Factor goal is required to fund any program payments
- For CY2022 and CY2023, metric was non-GAAP operating income as a percentage of revenue

Corporate Performance Factor
- A corporate-wide metric and goal that is designed to be a stretch goal. Applies to all NEOs.
- For CY2022 and CY2023, metric was non-GAAP operating income as a percentage of revenue

Individual Performance Factor
- Based primarily on our performance relative to corporate-level annual operating plan goals, with weightings for each NEO
- Annual operating plan goals are designed to be stretch goals
- See Figure 37 for additional detail

Profitability Performance Factor
- Newly added for CY2023
- A corporate-wide metric and goal that is designed to be a stretch goal. Applies to all NEOs.
- For CY2023, metric was non-GAAP gross margin as a percentage of revenue

The Funding Factor is set by the committee to create a maximum payout amount from which annual incentive program payouts may be made. The committee may exercise negative (but not positive) discretion against the Funding Factor result, and generally the entire funded amount is not paid out. Achievement of a minimum level of performance against the Funding Factor goal is required to fund any program payments. As a guide for using negative discretion against the Funding Factor result and for making payout decisions, the committee primarily tracks the results of the Performance Factors, which are generally weighted equally, and against which discretion may be applied in a positive or negative direction, provided the Funding Factor result is not exceeded.

The metrics and goals for the annual incentive program are set annually in connection with our annual business planning cycle, and are directly connected to our annual business plans and goals. Goals are set depending on the business environment and the Company's annual objectives and strategies, encompassed in the Annual Operating Plans for the Company and the organizations managed by each of the NEOs, to ensure that they remain stretch goals regardless of changes in the business environment, which

can vary significantly from year-to-year in our industry. Accordingly, as business conditions improve, goals are calibrated to require better performance, and if business conditions deteriorate, goals are calibrated to incentivize stretch performance under more difficult conditions. The interplay between our corporate planning cycle and our compensation planning and evaluation cycle is summarized in Figure 33 below.

Figure 33. Annual Planning and Compensation Decision Cycle



We believe that, over time, outstanding business results create stockholder value. Consistent with this belief, multiple performance-based metrics (non-GAAP operating income, non-GAAP gross margin, product market share, and strategic, operational, and organizational metrics embodied in organizational Annual Operating Plans) are established for our NEOs as part of the annual incentive program.

The specific metrics and goals and the relative weightings for the Performance Factors are determined by the committee considering the recommendation of our CEO, other than the metrics and goals for the Individual Performance Factor, which are determined by our CEO, or in the case of the CEO, by the committee. Generally, the Performance Factors are weighted equally.

In recent years, including calendar year 2022, the committee used a Corporate Performance Factor, with the metric of non-GAAP operating income[8] as a percentage of revenue ("non-GAAP operating margin"), and an Individual Performance Factor, based primarily on our performance to corporate-level Annual Operating Plan goals, with each of the Corporate Performance Factor and Individual Performance Factor weighted equally. The committee selected non-GAAP operating margin as the Corporate Performance Factor metric because the committee believes that it is the performance metric that best reflects core operating results. Non-GAAP operating margin is considered useful to investors for analyzing business trends and comparing performance to prior periods. By excluding certain costs and expenses that are not indicative of core results, non-GAAP results are more useful for analyzing business trends over multiple periods. See "*Figure 37. Individual Performance Factor Components for Calendar Year 2022*" below for additional detail regarding the determination of the Individual Performance Factor for calendar year 2022.

For calendar year 2023, in light of the focus by the Board, committee and management team on the profitability of the Company, the committee determined to add a third factor, the Profitability Performance Factor, to the 2023 annual incentive program, with the metric of non-GAAP gross margin as a percentage of revenue. The committee selected non-GAAP gross margin as a percentage of revenue as the Profitability Performance Factor metric because the committee believes that it is the performance metric that has the largest impact on the overall profitability of the Company. Non-GAAP gross margin as a percentage of revenue is considered useful to investors for analyzing the core profitability of the Company's business and comparing performance to prior periods. Under the calendar year 2023 annual incentive program, the Corporate Performance Factor, Profitability Performance Factor and Individual Performance Factor will be weighted equally; however, the program was designed to cause Profitability Performance Factor results to scale up and down more rapidly (as compared to the Corporate Performance Factor) in the event that the Company's non-GAAP gross margin as a percentage of revenue were to outperform or underperform relative to the goal for calendar year 2023, thereby increasing both the risk and potential reward associated with the program as compared to prior year programs that only incorporated the Corporate Performance Factor and Individual Performance Factor.

The committee establishes individual target award opportunities for each NEO as a percentage of base salary. Specific target award opportunities are determined based on job scope and responsibilities, as well as an assessment of Peer Group data. Awards have a maximum payment amount defined as a multiple of the target award opportunity.

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[8]   Non-GAAP operating income is derived from results determined in accordance with generally accepted accounting principles ("GAAP"), with charges and credits in the following line items excluded from GAAP results for applicable quarters during fiscal years 2023 and 2022: amortization related to intangible assets acquired through certain business combinations; product rationalization costs; restructuring charges; transformational costs; and elective deferred compensation-related liability net increase or decrease.

We believe the metrics and goals set under this program have been effective to motivate our NEOs and the organizations they lead, and to achieve pay-for-performance results.

Figure 34. Annual Incentive Program Payouts for Calendar Years 2020-2022

Calendar Year	Average NEO's Annual Incentive Payout as % of Target Award Opportunity	Business Environment
2022	96	Strong revenue, profitability, and operating cash generation performance despite global supply chain constraints and inflationary pressures. Our installed base grew, and semiconductor investments increased across both memory and foundry/logic segments.
2021	168	Strong revenue, profitability, and operating cash generation performance, with growth in our served available market, market share, and installed base. Semiconductor equipment investments increased across both memory and foundry/logic segments.
2020	137	Strong revenue and profitability performance, with growth in our served available market, market share, and installed base. Demand for semiconductor equipment increased across both memory and foundry/logic segments.

Calendar Year 2022 Annual Incentive Program Parameters and Payout Decisions

In February 2022, the committee established the metrics and goals for the Funding Factor and the Corporate Performance Factor, set the calendar year 2022 target award opportunities, determined that the Corporate Performance Factor and the Individual Performance Factor should be weighted equally, and established the metrics and goals for the Individual Performance Factors for each then-employed NEO. In February 2023, the committee considered the actual results under these factors and made payout decisions for the calendar year 2022 program.

2022 Annual Incentive Program Funding Factor and Corporate Performance Factor. In February 2022, the committee set non-GAAP operating margin as the metric for the Funding Factor and Corporate Performance Factor for calendar year 2022.

For the Funding Factor, the committee set the following parameters for calendar year 2022:

- a minimum achievement of 5% non-GAAP operating margin was required to fund any program payments; and
- achievement of non-GAAP operating margin greater than or equal to 20% would result in the maximum funding of 225% of target;
- with actual funding levels interpolated between those points.

For the Corporate Performance Factor, the committee set the following parameters:

- a goal of non-GAAP operating margin of 32.0% for the year, which was designed to be a stretch goal, and which would result in a Corporate Performance Factor of 1.0; and
- achievement of non-GAAP operating margin greater than or equal to 37% would result in the maximum Corporate Performance Factor of 1.50 for the maximum payout;
- with the actual performance result interpolated linearly between and below those points, subject to the minimum set by the Funding Factor.

The Corporate Performance Factor goal was designed to be a stretch goal. As is discussed above in "*Annual Incentive Program Components*", goals are set annually depending on the business environment and the Company's annual objectives and strategies, to ensure that they remain stretch goals regardless of changes in the business environment, which can vary significantly from year-to-year in our industry. As shown in Figure 35, over the five years through calendar year 2022, the committee raised the Corporate Performance Factor goal year-over-year each year as our outlook and the industry outlook improved, with the exception of calendar year 2019, when a weakened industry outlook for wafer fabrication equipment spending was reflected in a Corporate Performance Factor goal that was slightly below that of the prior year.

Figure 35. Corporate Performance Factor Goals for Calendar Years 2018-2022



Actual non-GAAP operating margin was 31.7% for calendar year 2022. This performance resulted in a Funding Factor of 225% of target and a Corporate Performance Factor of 0.97 for calendar year 2022.

2022 Annual Incentive Program Target Award Opportunities. The annual incentive program target award opportunities for calendar year 2022 for each NEO were as set forth below in Figure 36 in accordance with the principles described above under "*Executive Compensation Governance and Procedures - Peer Group Practices and Survey Data.*" The target award opportunities (as a percentage of base salary) for each of our NEOs remained the same for calendar year 2022 relative to the prior year, with the exception of Mr. Archer, Dr. Vahedi and Mr. Varadarajan, whose target award opportunities were increased in order to increase the competitiveness of cash compensation while continuing to align compensation with performance. The committee also set a maximum award opportunity, which for calendar year 2022 was equal to 2.25 times the target award opportunity, consistent with prior years.

Figure 36. Annual Incentive Program Target Award Opportunities for Calendar Year 2022

Named Executive Officer	Target Award Opportunity (% of Base Salary)	Target Award Opportunity ($)[1]
Timothy M. Archer	200	2,300,000
Douglas R. Bettinger	115	810,750
Patrick J. Lord	110	635,427
Vahid Vahedi	100	537,151
Seshasayee (Sesha) Varadarajan	100	537,151

[1]   Calculated by multiplying each NEO's annual base salary as of October 1, 2022 by their respective target award opportunity percentage.

2022 Annual Incentive Program Individual Performance Factors. For calendar year 2022, as shown in Figure 37 below, the committee determined the Individual Performance Factor for each NEO (other than Mr. Archer) using a formula that took into consideration two elements: a weighted score for each NEO based on the Company's performance relative to corporate-level annual operating plan goals, with weightings for each NEO based on the extent to which they (and the organizations managed by them) were expected to contribute to and be accountable for that corporate-level performance; and an individual score reflecting the extent to which individual NEOs provided exceptional contributions during the year.

Figure 37. Individual Performance Factor Components for Calendar Year 2022

	Rationale for Inclusion	Contribution to Individual Performance Factor
Corporate Scorecard Weighted Achievement	Reflects the Company's performance relative to corporate-level annual operating plan goals, weighted according to the expected contributions of individual NEOs (and the organizations managed by them)	80%
Individual Achievement	Reflects the extent to which individual NEOs provide exceptional contributions during the year	20%

The committee evaluated the Company's performance relative to corporate-level annual operating plan goals, and determined to assign the scores shown in Figure 38 below.

Figure 38. Corporate Scorecard for Calendar Year 2022

Corporate Goal Area	Objectives	Score
Market Performance and Execution	Relate to: growth in our served addressable market; success of new product launches; penetration of new market opportunities and defense of established positions; and achievement of market share targets.	97%
Safety, Quality and Customer Satisfaction	Relate to: safety; quality; growth of Customer Support Business Group revenue; on-time delivery of products; and customer satisfaction.	93%
Human Capital Management & ESG	Relate to: employee engagement, as measured by employee survey; employee inclusion, as measured by employee survey; employee diversity; talent retention; and recognition of ESG progress through continued inclusion in the Dow Jones Sustainability Index for North America.	95%
Financial Performance	Relate to: operating income; earnings per share; and gross margin.	93%

The committee assigned weightings for each corporate goal area for each of the NEOs (other than Mr. Archer), which were combined with the corporate-level scores to determine a weighted achievement score, as shown in Figure 39 below.

Figure 39. Corporate Scorecard Weightings and Achievements for Calendar Year 2022

	Individual Weightings				
	Market Performance and Execution	**Safety, Quality and Customer Satisfaction**	**Human Capital Management & ESG**	**Financial Performance**	**Corporate Scorecard Weighted Achievement**
Douglas R. Bettinger	20%	20%	20%	40%	93.8%
Patrick J. Lord	20%	40%	20%	20%	93.8%
Vahid Vahedi	30%	30%	20%	20%	94.2%
Seshasayee (Sesha) Varadarajan	30%	30%	20%	20%	94.2%

The committee also determined the individual achievement scores for each NEO (other than Mr. Archer), as shown in Figure 40 below. The corporate scorecard weighted achievements for each such NEO were then combined with the individual achievements at a weighting of 80% and 20%, respectively, as described in Figure 37 above, to yield the Individual Performance Factors shown in Figure 40 below.

In determining Mr. Archer's Individual Performance Factor, the independent members of the Board evaluated the Company's performance against its corporate-level goals, Mr. Archer's individual performance, and the performance of the other members of the management team reporting to him, and determined to assign him an Individual Performance Factor equal to the average of the Individual Performance Factors of the executive and senior vice presidents reporting directly to him, rounded to three decimal places, as shown in Figure 40 below. The committee declined to exercise its discretion to recommend an adjustment to Mr. Archer's Individual Performance Factor.

Figure 40. Individual Performance Factors for Calendar Year 2022

Named Executive Officer	Corporate Scorecard Weighted Achievement (80%)	Individual Achievement (20%)	Individual Performance Factor
Timothy M. Archer	n/a[1]	n/a[1]	0.954
Douglas R. Bettinger	93.8%	100%	0.950
Patrick J. Lord	93.8%	100%	0.950
Vahid Vahedi	94.2%	100%	0.954
Seshasayee (Sesha) Varadarajan	94.2%	100%	0.954

[1] As is discussed above, Mr. Archer's Individual Performance Factor was determined as the average of the Individual Performance Factors of the executive and senior vice presidents reporting directly to him.

Calendar Year 2022 Annual Incentive Program Payout Decisions. Based on the above results and decisions, for the calendar year 2022 annual incentive program, the committee approved the payouts for each NEO as shown below in Figure 41, which were less than the maximum payout available under the Funding Factor and below each NEO's target award opportunity:

Figure 41. Annual Incentive Program Payouts for Calendar Year 2022

Named Executive Officer	Target Award Opportunity ($)[1]	Maximum Payout under Funding Factor (225.0% of Target Award Opportunity) ($)[2]	Individual Performance Factor	Corporate Performance Factor	Actual Payouts ($)[3]
Timothy M. Archer	2,300,000	5,175,000	0.954	0.970	2,212,600
Douglas R. Bettinger	810,750	1,824,188	0.950	0.970	778,320
Patrick J. Lord	635,427	1,429,711	0.950	0.970	610,010
Vahid Vahedi	537,151	1,208,590	0.954	0.970	516,739
Seshasayee (Sesha) Varadarajan	537,151	1,208,590	0.954	0.970	516,739

[1] Calculated by multiplying each NEO's annual base salary as of October 1, 2022 by their respective target award opportunity percentage.
[2] The Funding Factor resulted in a potential payout of up to 225.0% of target award opportunity for the calendar year (based on the actual non-GAAP operating margin results detailed under "*2022 Annual Incentive Program Corporate Performance Factor*" above and the specific goal described in the second paragraph under "*2022 Annual Incentive Program Funding Factor and Corporate Performance Factor*" above).
[3] Calculated by multiplying each NEO's target award opportunity, in dollars, by the average of (x) the Corporate Performance Factor of 0.970 and (y) that NEO's Individual Performance Factor.

Calendar Year 2023 Annual Incentive Program Parameters

In February 2023, the committee set the target award opportunity for each NEO as a percentage of base salary, and set a maximum award opportunity equal to 2.50 times the target award opportunity. For calendar year 2023, target award opportunities for the NEOs remained unchanged compared to the prior year. The target award opportunity for each NEO is shown below. The maximum award of 2.50 times target for calendar year 2023 was increased from prior years, when it was set at 2.25 times target. The committee's decision to increase the maximum award for calendar year 2023 was based on the committee's view that the addition of the Profitability Performance Factor to the calendar year 2023 annual incentive program as a second corporate-level goal would make the achievement of target award opportunities more difficult for each NEO to achieve, including by requiring enhanced coordination of execution across the Company. The committee also considered that the design of the Profitability Performance Factor element of the program would result in payouts increasing or decreasing more rapidly in the event of outperformance or underperformance relative to the goal for calendar year 2023, thereby increasing both the risk and potential reward associated with the program as compared to prior year programs that only incorporated the Corporate Performance Factor and Individual Performance Factor. The committee's view was that balancing that increased difficulty and risk with the potential for larger maximum awards would serve the committee's and the program's objective of incentivizing and rewarding outperformance.

Figure 42. Annual Incentive Program Target Award Opportunities for Calendar Year 2023

Named Executive Officer	Target Award Opportunity (% of Base Salary)
Timothy M. Archer	200
Douglas R. Bettinger	115
Patrick J. Lord	110
Vahid Vahedi	100
Seshasayee (Sesha) Varadarajan	100

As noted above, the committee also determined to add an additional Performance Factor, the Profitability Performance Factor, to the annual incentive program for calendar year 2023. The committee approved non-GAAP operating margin as the annual metric for the Funding Factor and the Corporate Performance Factor, approved non-GAAP gross margin as a percentage of revenue as the annual metric for the Profitability Performance Factor, and set the annual goals for the Funding Factor, the Corporate Performance Factor, and the Profitability Performance Factor. Consistent with the program design, the Corporate Performance Factor and Profitability Performance Factor goals are more difficult to achieve than the Funding Factor goal. Individual Performance Factor metrics and goals were also established for each NEO, based upon corporate-level annual operating plan goals and individual performance. All Corporate, Profitability and Individual Performance Factor goals were designed to be stretch goals.

Design

Our LTIP is designed to attract and retain top talent, provide competitive levels of compensation, align pay with achievement of business objectives and with stock performance over a multi-year period, reward our NEOs for outstanding Company performance, and create stockholder value over the long-term.

Under the current long-term incentive program, at the beginning of each multi-year performance period, target award opportunities (expressed as a U.S. dollar value), performance metrics and the mix of vehicles used are established for the program.

Prior to our 2022/2024 long-term incentive program, 50% of the total target award opportunity was generally awarded in Market-based PRSUs, and the remaining 50% was awarded in a combination of stock options and service-based RSUs with at least 10% of the award in each of these two vehicles. The specific percentage of service-based RSUs and stock options was reviewed annually to determine whether service-based RSUs or stock options would be the more efficient form of equity for the majority of the award based on criteria such as the business environment and the potential value to motivate and retain the executives. We consider Market-based PRSUs and stock options to be performance-based, but do not classify service-based RSUs as performance-based.

Beginning with our 2022/2024 long-term incentive program, the committee determined to substantially increase the weighting of Market-based PRSUs relative to prior years, with the aim of furthering the committee's objective of aligning pay with performance. The committee also determined that it would be appropriate to provide for a different mix for the CEO and NEOs who are executive presidents than for NEOs who are senior vice presidents. Beginning with the 2022/2024 long-term incentive program, of the total target award opportunity for the CEO and NEOs who are executive vice presidents, 60% was awarded in Market-based PRSUs, 20% was awarded in stock options, and 20% was awarded in service-based RSUs; while for NEOs who are senior vice presidents, 55% was awarded in Market-based PRSUs, 15% was awarded in stock options, and 30% was awarded in service-based RSUs. Primarily as a result of this change, the percentage of the average NEO's target pay mix which is performance-based increased from 59% in calendar year 2021 to 73% in calendar year 2022.

While service-based RSUs and stock options vest on an annual basis over three years, Market-based PRSUs cliff vest after three years. Cliff, rather than annual, vesting provides for both retention and for aligning NEOs with longer-term stockholder interests.

Equity Vehicles

The equity vehicles used in our 2023/2025 long-term incentive program are as follows:

Figure 43. 2023/2025 LTIP Program Equity Vehicles

Equity Vehicles	Vesting	Terms
Market-based PRSUs • CEO/EVPs: 60% of Target Award Opportunity • SVPs: 55% of Target Award Opportunity	• Awards cliff vest three years from the March 1, 2023 grant date (the "Grant Date") subject to satisfaction of a minimum performance requirement and continued employment. • Awards that vest at the end of the performance period are distributed in shares of our common stock.	• The number of Market-based PRSUs granted is determined by dividing the applicable percentage of the target opportunity by the 30 trading day average of the closing price of our common stock prior to the Grant Date, $497.18, rounded down to the nearest share. • The number of shares represented by the Market-based PRSUs that can be earned over the performance period is determined according to the performance parameters described in Figure 44 below.
Stock Options • CEO/EVPs: 20% of Target Award Opportunity • SVPs: 15% of Target Award Opportunity	• Awards vest one-third on the first, second, and third anniversaries of the Grant Date, subject to continued employment. • Awards are exercisable upon vesting. • Expiration is on the seventh anniversary of the Grant Date.	• The number of stock options granted is determined by dividing the applicable percentage of the target opportunity by the 30 trading day average of the closing price of our common stock prior to the Grant Date, $497.18, rounded down to the nearest share and multiplying the result by three. The ratio of three options for every RSU is based on a Black Scholes fair value accounting analysis. • The exercise price of stock options is the closing price of our common stock on the Grant Date.
Service-based RSUs • CEO/EVPs: 20% of Target Award Opportunity • SVPs: 30% of Target Award Opportunity	• Awards vest one-third on the first, second, and third anniversaries of the Grant Date, subject to continued employment. • Awards are distributed in shares of our common stock upon vesting.	• The number of RSUs granted is determined by dividing the applicable percentage of the target opportunity by the 30 trading day average of the closing price of our common stock prior to the Grant Date, $497.18, rounded down to the nearest share.

Figure 44. 2023/2025 Market-based PRSU Performance Parameters

Parameter	Terms
Performance Period	Three years from the first business day in February (February 1, 2023 through January 31, 2026).
Performance Index	PHLX Semiconductor Sector Total Return Index, or "XSOX index"
Number of Shares	• Based on our "total return" stock price performance compared to the market price performance of the Performance Index, subject to a ceiling as described below. The stock price performance or market price performance is measured using the average closing price for the 50 trading days prior to the dates the performance period begins and ends, assuming that any dividends paid on our common stock are reinvested on the ex-dividend date (consistent with the treatment of dividends in the Performance Index). • The target number of shares represented by the Market-based PRSUs is increased by 2% of target for each 1% that our stock price performance exceeds the market price performance of the Performance Index; similarly, the target number of shares represented by the Market-based PRSUs is decreased by 2% of target for each 1% that our stock price performance trails the market price performance of the Performance Index. The result of the vesting formula is rounded down to the nearest whole number. • A table reflecting the potential payouts depending on various comparative results is shown below in Figure 45.
Award Ceiling/Minimum	The final shares awarded cannot exceed 150% of target (requiring a positive percentage change in our stock price performance compared to that of the market price performance of the Performance Index equal to or greater than 25 percentage points) and can be as little as 0% of target (requiring a percentage change in our stock price performance compared to that of the market price performance of the Performance Index equal to or lesser than negative 50 percentage points).

Figure 45. Market-based PRSU Potential Payouts

Lam's Total Return % Change Performance Compared to XSOX Index % Change Performance	Market-based PRSUs That Can Be Earned (% of Target)[1]
+ 25% or more	150
10%	120
0% (equal to index)	100
- 10%	80
- 25%	50
- 50% or less	0

[1] The results of the vesting formula (reflecting the number of Market-Based PRSUs that can be earned) are linearly interpolated between the stated percentages using the formula described in the third row of Figure 44.

Target Award Opportunity

Under the long-term incentive program, the committee sets a target award opportunity for each participant based on the NEO's position and responsibilities and an assessment of competitive compensation data. The target award opportunities for each participant are expressed in a U.S. dollar value. The target amounts for each NEO under the program cycles affecting fiscal year 2023 are shown below. The year-over-year increases in the target award opportunities as shown below for the NEOs, other than the CEO, were made to remain competitive relative to our peer group.

Figure 46. LTIP Target Award Opportunities

Named Executive Officer	Target Award Opportunity ($) by Long-Term Incentive Program			
	2020/2022[1]	2021/2023[2]	2022/2024[3]	2023/2025[4]
Timothy M. Archer	9,500,000	11,000,000	15,000,000	15,000,000
Douglas R. Bettinger	2,750,000	3,050,000	3,750,000	4,250,000
Patrick J. Lord	2,500,000	2,500,000	3,000,000	3,500,000
Vahid Vahedi	2,150,000	2,250,000	2,750,000	3,000,000
Seshasayee (Sesha) Varadarajan	2,150,000	2,250,000	2,750,000	3,250,000

[1] The three-year performance period for the 2020/2022 LTIP began on February 3, 2020 and ended on February 2, 2023.
[2] The three-year performance period for the 2021/2023 LTIP began on February 1, 2021 and ends on January 31, 2024.
[3] The three-year performance period for the 2022/2024 LTIP began on February 1, 2022 and ends on January 31, 2025.
[4] The three-year performance period for the 2023/2025 LTIP began on February 1, 2023 and ends on January 31, 2026.

Calendar Year 2020/2022 LTIP Award Parameters and Payouts

On March 2, 2020, the committee granted to each NEO, as part of the calendar year 2020/2022 CEO staff long-term incentive program (the "2020/2022 LTIP Awards"), Market-based PRSUs, and service-based RSUs and stock options, with a total target award opportunity shown below. The service-based RSUs and stock options vested over three years, one-third on each anniversary of the grant date. The Market-based PRSUs cliff vested three years from the grant date. The terms of the Market-based PRSUs and service-based RSUs granted to all the NEOs as part of the 2020/2022 LTIP Awards were the same.

Figure 47. 2020/2022 LTIP Award Grants

Named Executive Officer	Target Award Opportunity ($)	Market-based PRSUs Award (#)[1]	Stock Options Award (#)	Service-based RSUs Award (#)
Timothy M. Archer	9,500,000	15,178	12,140	12,142
Douglas R. Bettinger	2,750,000	4,393	3,512	3,515
Patrick J. Lord	2,500,000	3,994	3,192	3,195
Vahid Vahedi	2,150,000	3,435	2,748	2,748
Seshasayee (Sesha) Varadarajan	2,150,000	3,435	2,748	2,748

[1]   The number of Market-based PRSUs awarded is reflected at target. The final number of shares that may be earned is 0% to 150% of target.

In February 2023, the committee determined the payouts for the calendar year 2020/2022 LTIP Awards of Market-based PRSUs. The number of shares represented by the Market-based PRSUs earned over the performance period was based on our stock price performance compared to the market price performance of the XSOX index.

Based on the above formula and Market-based PRSU Vesting Summary set forth in Figures 44 and 45, the Company's stock price performance over the three-year performance period was equal to 64.76% and the performance of the XSOX index (based on market price) over the same three-year performance period was equal to 57.18%. Lam's stock price outperformed the XSOX index by 7.58%, which resulted in a performance payout of 115.17% of the target number of Market-based PRSUs granted to each NEO. Based on such results, the committee made the following payouts to each NEO for the 2020/2022 LTIP Award of Market-based PRSUs.

Figure 48. 2020/2022 LTIP Market-based PRSU Award Payouts

Named Executive Officer	Target Market-based PRSUs (#)	Actual Payout of Market-based PRSUs (115.17% of Target Award Opportunity) (#)
Timothy M. Archer	15,178	17,480
Douglas R. Bettinger	4,393	5,059
Patrick J. Lord	3,994	4,599
Vahid Vahedi	3,435	3,956
Seshasayee (Sesha) Varadarajan	3,435	3,956

Calendar Year 2023 LTIP Awards

Calendar Year 2023 decisions for the 2023/2025 long-term incentive program. On March 1, 2023, the committee made a grant under the 2023/2025 long-term incentive program, of Market-based PRSUs, stock options, and service-based RSUs on the terms set forth in Figures 43 and 44 with a combined value equal to the NEO's total target award opportunity, as shown below.

Figure 49. 2023/2025 LTIP Award Grants

Named Executive Officer	Target Award Opportunity ($)	Market-based PRSUs Award (#)[1]	Stock Options Award (#)	Service-based RSUs Award (#)
Timothy M. Archer	15,000,000	18,102	18,102	6,034
Douglas R. Bettinger	4,250,000	5,128	5,127	1,709
Patrick J. Lord	3,500,000	4,223	4,221	1,407
Vahid Vahedi	3,000,000	3,318	2,715	1,810
Seshasayee (Sesha) Varadarajan	3,250,000	3,595	2,940	1,961

[1]   The number of Market-based PRSUs awarded is reflected at target. The final number of shares that may be earned will be 0% to 150% of target.

Compensation Recovery, or "Clawback" Policy

Our executive officers covered by section 16 of the Exchange Act are subject to the Company's compensation recovery, or "clawback," policy. The clawback policy was adopted in August 2014 and took effect starting in calendar year 2015. It enables us, in the event that a material restatement of financial results is required, to recover, within 36 months of the issuance of the original financial statements, the excess amount of cash incentive-based compensation issued to covered individuals. A covered individual's fraud must have materially contributed to the need to issue restated financial statements in order for the clawback policy to apply to that individual. The recovery of compensation is not the exclusive remedy available in the event that the clawback policy is triggered. Our Board intends to adopt a new or revised clawback policy that complies with the new SEC and Nasdaq requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act prior to the December 1, 2023 compliance deadline under Nasdaq's final listing standards.

Stock Ownership Guidelines

For senior vice presidents and above, we also have stock ownership guidelines that foster a long-term orientation. Our stock ownership guidelines for our NEOs and certain other senior executives are shown below. The requirements are specified in the alternative of shares or dollars to allow for stock price volatility. The dollar alternative is translated into a number of shares by dividing the applicable multiple of base salary by the average closing price of our common stock for the 30 trading days through June 30 of the most recently-completed fiscal year as of the measurement date. Under our guidelines, unearned performance awards and unexercised options (or portions thereof) are not included towards meeting the requirements. Ownership levels as shown below must be achieved within five years of appointment to one of the below positions. Increased requirements due to promotions or an increase in the ownership guideline must be achieved within five years of promotion or a change in the guidelines. Our ownership guidelines are reviewed by the committee on an annual basis. At the end of fiscal year 2023, all NEOs were in compliance with our stock ownership guidelines or have a period of time remaining under the guidelines to meet the required ownership level.

Figure 50. Executive Stock Ownership Guidelines

Position	Guidelines (lesser of)
President and Chief Executive Officer	6x base salary or 50,000 shares
Executive Vice Presidents	2x base salary or 10,000 shares
Senior Vice Presidents	1x base salary or 5,000 shares

Severance/Change in Control Arrangements

The Company has adopted an executive severance policy and executive change in control policy, which are intended to help attract and retain our NEOs, and to facilitate a smooth transaction and transition planning in connection with change in control events. The severance policy provides for designated payments in the event of an involuntary termination of employment, death or disability, as such terms are defined in the policy. The change in control policy provides for designated payments in the case of a change in control or an acquisition by the Company, in each case when coupled with an involuntary termination (i.e., a double trigger is required before payment is made due to a change in control or acquisition by the Company), as such terms are defined in the policy.

For additional information about these arrangements and detail about post-termination payments under these arrangements, see the *"Executive Compensation Tables – Potential Payments upon Termination or Change in Control"* section below.

Other Benefits Not Available to All Employees

Senior Executive Transition Policy

The Company has adopted a senior executive transition policy (the "transition policy"), which is intended to promote an orderly transition of senior executives and provide eligible executives with an opportunity to work a mutually-agreed reduced schedule in anticipation of subsequent retirement. Executives eligible to participate in the transition policy include those serving as our CEO, president, executive vice president or senior vice president, and who have attained a minimum age of 55, completed at least 5 years of service, and the sum of whose age and years of service is equal to or greater than 70.

Eligible executives who wish to commence a transition under the terms of the transition policy must provide at least 12 months' prior non-binding notice of their intent to consider a transition and, prior to the start of their transition, must have entered into a transition agreement with the Company setting forth the material terms of the transition. The executive will continue employment during the transition period on either a full or part time schedule (which is not to be less than 10 hours per week). During the transition period, the executive will receive a base salary commensurate with the transition role and will continue to be eligible to participate in the

annual incentive program and benefit programs (if permitted under their terms), and any equity awards the executive holds will continue to vest in accordance with their terms. During the transition, the executive must not compete with the Company or solicit any Company employees.

The transition policy is administered by the Committee (or, as it pertains to the CEO, by the independent members of the Board) and may be modified or ended by the Company in its complete and absolute discretion prior to an executive's execution of a transition agreement.

Elective Deferred Compensation Plan

The Company maintains an Elective Deferred Compensation Plan that allows eligible employees (including all the NEOs) to voluntarily defer receipt of all or a portion of base salary and certain incentive compensation payments until a date or dates elected by the participating employee. This allows the employee to defer taxes on designated compensation amounts. In addition, the Company is obligated to pay a limited Company contribution to the plan for all eligible employees.

Supplemental Health and Welfare

We provide certain health and welfare benefits not generally available to other employees, including the payment of premiums for supplemental long-term disability insurance and Company-provided coverage in the amount of $1 million for both life and accidental death and dismemberment insurance for all NEOs.

We also provide post-retirement medical and dental insurance coverage for eligible former executive officers under our Retiree Health Plans, subject to certain eligibility requirements. The program was closed to executive officers who joined the Company or became executive officers through promotion effective on or after January 1, 2013. We have an independent actuarial valuation of post-retirement benefits for eligible NEOs conducted annually in accordance with GAAP. The most recent valuation was conducted in June 2023 and reflected the retirement benefit obligation for the NEOs as shown below.

Figure 51. NEO Post-Retirement Benefit Obligations

Named Executive Officer	As of June 25, 2023 ($)
Timothy M. Archer	825,000
Douglas R. Bettinger[1]	—
Patrick J. Lord[1]	—
Vahid Vahedi	811,000
Seshasayee (Sesha) Varadarajan[1]	—

[1]   Mr. Bettinger, Dr. Lord and Mr. Varadarajan are not eligible to participate under the terms of the program.

Compensation Committee Report

The compensation and human resources committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K. Based on this review and discussion, the compensation and human resources committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K.

This Compensation Committee Report shall not be deemed "filed" with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company's past or future SEC filings. The report shall not be deemed soliciting material.

MEMBERS OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

Eric K. Brandt (Chair)
Jyoti K. Mehra
Abhijit Y. Talwalkar
Lih Shyng (Rick L.) Tsai

Compensation Committee Interlocks and Insider Participation

None of the compensation and human resources committee members has ever been an officer or employee of Lam Research. No interlocking relationship exists as of the date of this proxy statement or existed during fiscal year 2023 between any member of our compensation and human resources committee and any member of any other company's board of directors or compensation committee.

Executive Compensation Tables

The following tables (Figures 52-57) show compensation information for our named executive officers:

Figure 52. Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[3]	Total ($)
Timothy M. Archer *President and Chief Executive Officer*	2023	1,150,000	—	11,291,907	3,643,192	2,212,600[4]	12,400	18,310,099
	2022	1,084,615	—	10,079,176	2,669,527	3,096,188[5]	11,650	16,941,156
	2021	1,050,000	—	11,071,172	1,195,482	2,170,382[6]	8,700	15,495,736
Douglas R. Bettinger *Executive Vice President and Chief Financial Officer*	2023	705,000	—	3,198,654	1,031,855	778,320[4]	12,183	5,726,012
	2022	687,984	—	2,519,532	667,118	1,304,012[5]	11,564	5,190,210
	2021	666,046	—	3,069,258	331,314	898,530[6]	11,288	4,976,436
Patrick J. Lord *Executive Vice President and Chief Operating Officer*	2023	577,661	—	2,633,964	849,515	610,010[4]	11,392	4,682,542
	2022	543,324	—	2,015,730	596,912	995,107[5]	11,255	4,162,328
	2021	515,145	—	2,515,577	292,852	639,360[6]	10,370	3,973,304
Vahid Vahedi *Senior Vice President and Chief Technology Officer*	2023	537,151	—	2,402,604	546,418	516,739[4]	11,312	4,014,224
	2022	514,174	—	1,977,102	410,119	792,700[5]	9,124	3,703,219
	2021	487,875	—	2,264,555	263,825	556,021[6]	13,835	3,586,111
Seshasayee (Sesha) Varadarajan *Senior Vice President, Global Products Group*	2023	537,151	6,400[7]	2,603,133	520,842	516,739[4]	9,312	4,193,577
	2022	514,174	1,600[7]	1,977,102	366,757	792,700[5]	11,124	3,663,457
	2021	487,875	1,600[7]	2,264,555	244,598	556,021[6]	8,387	3,563,036

[1] The amounts shown in this column represent the value of service-based RSU and Market-based PRSU awards granted, under the LTIP, in accordance with ASC 718. However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. For fiscal year 2023, the aggregate grant date fair value of the RSU and Market-based PRSU awards that may be earned by each NEO assuming the highest level of performance conditions for the Market-based PRSU awards will be achieved is as follows: Mr. Archer: $15,511,393; Mr. Bettinger: $4,393,965; Dr. Lord: $3,618,324; Dr. Vahedi: $3,176,013; and Mr. Varadarajan $3,441,110. The fair value of service-based RSUs was calculated based on the fair market value of the Company's common stock at the date of grant, discounted for dividends. The fair value of Market-based PRSUs was calculated using a Monte Carlo simulation model using, for awards granted in fiscal year 2023, the assumptions shown below. For additional details regarding the grants see "Grants of Plan-Based Awards for Fiscal Year 2023" below.

Market-based PRSU Award Valuation Assumptions			
Expected Volatility	Risk-free Interest Rate	Expected Term (Years)	Dividend Yield
44.8%	4.58%	2.92	1.41%

[2] The amounts shown in this column represent the value of the stock option awards granted, under the LTIP, in accordance with ASC 718. However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. The fair value of stock options granted in fiscal year 2023 was calculated using a Black-Scholes option valuation model using the assumptions shown below. For additional details regarding the grants see "*Grants of Plan-Based Awards for Fiscal Year 2023*" below.

Stock Option Award Valuation Assumptions			
Expected Volatility	Risk-free Interest Rate	Expected Term (Years)	Dividend Yield
42.4%	4.21%	5.62	1.41%

[3] Please refer to "*All Other Compensation Table for Fiscal Year 2023,*" which immediately follows this table, for additional information.
[4] Represents the amount earned and subsequently paid under the calendar year 2022 AIP.
[5] Represents the amount earned and subsequently paid under the calendar year 2021 AIP.
[6] Represents the amount earned and subsequently paid under the calendar year 2020 AIP.
[7] Represents patent awards.

Figure 53. All Other Compensation Table for Fiscal Year 2023

	Company Matching Contribution to the Company's Section 401(k) Plan ($)	Company Contribution to the Elective Deferred Compensation Plan ($)	Other ($)	Total ($)
Timothy M. Archer	9,900	2,500	—	12,400
Douglas R. Bettinger	9,683	2,500	—	12,183
Patrick J. Lord	9,392	—	2,000 [1]	11,392
Vahid Vahedi	9,312	—	2,000 [1]	11,312
Seshasayee (Sesha) Varadarajan	9,312	—	—	9,312

[1] Represents a matching charitable contribution made by the Company pursuant to its employee gift match and volunteerism program, which is available to all Company employees.

Figure 54. Grants of Plan-Based Awards for Fiscal Year 2023

Name	Award Type	Grant Date	Approved Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)[1]	Maximum ($)[1]	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)[2]	Maximum (#)[2]	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
Timothy M. Archer	Annual Incentive Program	N/A	2/8/23	2,300,000	5,750,000						
	LTIP-Equity										
	Market-based PRSUs	3/1/23	2/8/23			18,102[4]	27,153[4]				8,438,971
	Service-based RSUs	3/1/23	2/8/23					6,034[5]			2,852,936
	Stock Options	3/1/23	2/8/23						18,102[6]	490.92	3,643,192
Douglas R. Bettinger	Annual Incentive Program	N/A	2/7/23	810,750	2,026,875						
	LTIP-Equity										
	Market-based PRSUs	3/1/23	2/7/23			5,128[4]	7,692[4]				2,390,622
	Service-based RSUs	3/1/23	2/7/23					1,709[5]			808,032
	Stock Options	3/1/23	2/7/23						5,127[6]	490.92	1,031,855
Patrick J. Lord	Annual Incentive Program	N/A	2/7/23	635,427	1,588,568						
	LTIP-Equity										
	Market-based PRSUs	3/1/23	2/7/23			4,223[4]	6,334[4]				1,968,720
	Service-based RSUs	3/1/23	2/7/23					1,407[5]			665,244
	Stock Options	3/1/23	2/7/23						4,221[6]	490.92	849,515
Vahid Vahedi	Annual Incentive Program	N/A	2/7/23	537,151	1,342,878						
	LTIP-Equity										
	Market-based PRSUs	3/1/23	2/7/23			3,318[4]	4,977[4]				1,546,818
	Service-based RSUs	3/1/23	2/7/23					1,810[5]			855,786
	Stock Options	3/1/23	2/7/23						2,715[6]	490.92	546,418
Seshasayee (Sesha) Varadarajan	Annual Incentive Program	N/A	2/7/23	537,151	1,342,878						
	LTIP-Equity										
	Market-based PRSUs	3/1/23	2/7/23			3,595[4]	5,392[4]				1,675,953
	Service-based RSUs	3/1/23	2/7/23					1,961[5]			927,180
	Stock Options	3/1/23	2/7/23						2,940[6]	490.92	520,842

[1] The calendar year 2023 AIP target and maximum estimated future payouts reflected in this table were calculated using the base salary for calendar year 2023. Awards payouts range from 0% to 250% of target.

[2] The amounts reported represent the target and maximum number of Market-based PRSUs that may vest on the terms described in "*Executive Compensation and Other Information – Compensation Discussion and Analysis*" above. The number of shares that may be earned is equal to from 0% to 150% of target.

[3] The amounts reported represent the fair value of Market-based PRSU, service-based RSU, and stock option awards granted during fiscal year 2023 in accordance with ASC 718. However, pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. For details regarding the assumptions used to calculate the fair value of awards granted during fiscal year 2023, see notes 1 and 2 to the "*Summary Compensation Table*" above.

(4) The Market-based PRSUs will vest on the third anniversary of the grant date, subject to continued employment. The actual conversion of Market-based PRSUs into shares of Lam common stock following the conclusion of the three-year performance period will range from 0% to 150% of the target amount, depending upon Lam's "total return" stock price performance (assuming any dividends paid are reinvested on the ex-dividend date) compared to the market price performance of the XSOX index over the applicable three-year performance period.

(5) The RSUs will vest in three equal installments on the first, second, and third anniversaries of the grant date, subject to continued employment.

(6) The stock options will become exercisable in three equal installments on the first, second, and third anniversaries of the grant date, subject to continued employment.

Figure 55. Outstanding Equity Awards at Fiscal Year 2023 Year-End

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
	3/1/2023(2)		18,102	490.92	3/1/30				
	3/1/2023(3)					6,034	3,673,258		
	3/1/2023(4)							18,102	11,019,774
	3/1/2022(2)	5,066	10,132	540.57	3/1/29				
	3/1/2022(3)					3,378	2,056,391		
	3/1/2022(4)							15,200	9,253,152
Timothy M. Archer	3/1/2021(2)	3,998	1,999	598.81	3/1/28				
	3/1/2021(3)					2,666	1,622,954		
	3/1/2021(4)							9,998	6,086,382
	3/2/2020(2)	12,140		300.33	3/2/27				
	3/1/2019(2)	11,330		176.75	3/1/26				
	12/6/2018(5)	19,347		145.73	12/6/25				
	3/1/2018(2)	10,524		190.07	3/1/25				
	3/1/2023(2)		5,127	490.92	3/1/30				
	3/1/2023(3)					1,709	1,040,371		
	3/1/2023(4)							5,128	3,121,721
	3/1/2022(2)	1,266	2,532	540.57	3/1/29				
	3/1/2022(3)					844	513,793		
Douglas R. Bettinger	3/1/2022(4)							3,800	2,313,288
	3/1/2021(2)	1,108	554	598.81	3/1/28				
	3/1/2021(3)					739	449,874		
	3/1/2021(4)							2,772	1,687,483
	3/2/2020(2)	1,171		300.33	3/2/27				
	3/1/2023(2)		4,221	490.92	3/1/30				
	3/1/2023(3)					1,407	856,525		
	3/1/2023(4)							4,223	2,570,793
	3/1/2022(2)	1,013	2,026	540.57	3/1/29				
	3/1/2022(3)					676	411,522		
Patrick J. Lord	3/1/2022(4)							3,040	1,850,630
	3/1/2021(2)	908	454	598.81	3/1/28				
	3/1/2021(3)					606	368,909		
	3/1/2021(4)							2,272	1,383,103
	3/2/2020(2)	2,128		300.33	3/2/27				
	3/1/2019(2)	2,832		176.75	3/1/26				

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Vahid Vahedi	3/1/2023 [2]		2,715	490.92	3/1/30				
	3/1/2023 [3]					1,810	1,101,856		
	3/1/2023 [4]							3,318	2,019,866
	3/1/2022 [2]	696	1,392	540.57	3/1/29				
	3/1/2022 [3]					929	565,538		
	3/1/2022 [4]							2,554	1,554,773
	3/1/2021 [2]	818	409	598.81	3/1/28				
	3/1/2021 [3]					546	332,383		
	3/1/2021 [4]							2,045	1,244,914
	3/2/2020 [2]	2,748		300.33	3/2/27				
	3/1/2019 [2]	7,432		176.75	3/1/26				
	3/1/2018 [2]	3,576		190.07	3/1/25				
Seshasayee (Sesha) Varadarajan	3/1/2023 [2]		2,940	490.92	3/1/30				
	3/1/2023 [3]					1,961	1,193,778		
	3/1/2023 [4]							3,595	2,188,492
	3/1/2022 [2]	696	1,392	540.57	3/1/29				
	3/1/2022 [3]					929	565,538		
	3/1/2022 [4]							2,554	1,554,773
	3/1/2021 [2]	818	409	598.81	3/1/28				
	3/1/2021 [3]					546	332,383		
	3/1/2021 [4]							2,045	1,244,914
	3/2/2020 [2]	2,748		300.33	3/2/27				
	3/1/2019 [2]	7,432		176.75	3/1/26				
	3/1/2018 [2]	3,576		190.07	3/1/25				

[1] Calculated by multiplying the number of not vested units by $608.76, the closing price of our common stock on June 23, 2023.

[2] The stock options will become exercisable in three equal installments on the first, second, and third anniversaries of the grant date, subject to continued employment.

[3] The RSUs will vest in three equal installments on the first, second, and third anniversaries of the grant date, subject to continued employment.

[4] The Market-based PRSUs will vest on the third anniversary of the grant date, subject to continued employment. The Market-based PRSUs are shown at their target amount. The actual conversion of the Market-based PRSUs into shares of Lam common stock following the conclusion of the three-year performance period will range from 0% to 150% of that target amount, depending upon Lam's "total return" stock price performance (assuming any dividends paid are reinvested on the ex-dividend date) compared to the market price performance of the XSOX index over the applicable three-year performance period.

[5] The stock options will become exercisable over four years (one quarter on the one-year anniversary of the grant date and the remainder on a pro-rated basis on the sixth day of every month thereafter for the next 36 months), subject to continued employment.

Figure 56. Option Exercises and Stock Vested During Fiscal Year 2023[1]

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Timothy M. Archer	—	—	28,010	13,607,457
Douglas R. Bettinger	53,188	16,536,875	14,265	6,610,745
Patrick J. Lord	—	—	6,607	3,238,184
Vahid Vahedi	—	—	5,881	2,882,521
Seshasayee (Sesha) Varadarajan	—	—	5,881	2,882,521

[1] The table shows all stock options exercised and the value realized upon exercise, and all RSUs and Market-based PRSUs vested and the value realized upon vesting.

Figure 57. Nonqualified Deferred Compensation

Name	Executive Contributions in FY 2023 ($)[1]	Registrant Contributions in FY 2023 ($)[2]	Aggregate Earnings in FY 2023 ($)[3]	Aggregate Balance at 2023 Fiscal Year-End ($)[4]
Timothy M. Archer	615,020	2,500	630,214	10,460,027
Douglas R. Bettinger	176,250	2,500	398,490	5,841,938
Patrick J. Lord	—	—	—	—
Vahid Vahedi	—	—	—	—
Seshasayee (Sesha) Varadarajan	—	—	—	—

[1] The entire amount of each executive's contributions in fiscal year 2023 is reported in each respective NEO's compensation in our fiscal year 2023 "*Summary Compensation Table*" above.

[2] Represents the amount that Lam credited to the Elective Deferred Compensation Plan (the "EDCP"), which is 3% of the executive's salary contribution during calendar years 2022 and 2023, to a maximum annual benefit of $2,500. These amounts are included in the "*Summary Compensation Table*" and "*All Other Compensation Table for Fiscal Year 2023*" above.

[3] The NEOs did not receive above-market or preferential earnings in fiscal year 2023.

[4] The fiscal year-end balance includes $7,249,577 for Mr. Archer and $3,879,590 for Mr. Bettinger that were previously reported in our Summary Compensation Tables in previous years. The fiscal year-end balance includes $9,570,784 for Mr. Archer and $5,841,938 for Mr. Bettinger that was contributed after December 31, 2004, or constitutes earnings on such contributions, and which is subject to distribution in the event of a Change in Control (as defined in the EDCP) as described in "*Potential Payments upon Termination or Change in Control - Elective Deferred Compensation Plan*" below.

Potential Payments upon Termination or Change in Control

On December 22, 2020, the independent members of our Board adopted an executive severance policy (the "severance policy") and an executive change in control policy (the "change in control policy"), effective as of January 1, 2021. The policies are applicable to our NEOs. The following is a summary of the policies.

Executive Severance Policy

The severance policy applies to individuals serving as our CEO, president, executive vice president, and senior vice president (each, a "covered executive"), including each of our NEOs. However, certain provisions of the severance policy apply only to individuals serving as CEO, president or executive vice president (each, a "Tier 1 executive"), currently including Mr. Archer, Mr. Bettinger and Dr. Lord.

The severance policy provides that if an Involuntary Termination (as defined in the severance policy) of a Tier 1 executive's employment occurs, other than in connection with a Change in Control or an Acquisition (each as defined in the severance policy), the Tier 1 executive will be entitled to: (1) a lump-sum cash payment equal to 100% (150% for our CEO) of the Tier 1 executive's then-current annual base salary, plus an amount equal to 50% (100% for our CEO) of the average of the last five annual payments made to the Tier 1 executive under the short-term variable compensation or any predecessor or successor programs (the "Short-Term Program," and such average, the "Five-Year Average Amount"), plus an amount equal to the pro-rata amount the Tier 1 executive would have earned under the Short-Term Program for the calendar year in which the Tier 1 executive's employment is terminated had the Tier 1 executive's employment continued until the end of such calendar year, such pro-rata portion to be calculated based on the performance results achieved under the Short-Term Program and the number of full months elapsed prior to the termination date; (2) certain medical

benefits; (3) vesting, as of the date of termination, of a pro rata portion of the unvested stock option or RSU awards that are solely service-based granted to the Tier 1 executive at least 12 months prior to the termination date; and (4) a cash payment equal to the product of (x) a pro rata portion (based on the time from the first day of the Performance Period (as defined in the award agreements) until the earlier of the termination date or the last day of the Performance Period) of the unvested Market-based PRSU and/or other performance-based RSU awards granted to the Tier 1 executive, as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the earlier of the termination date or the last day of the Performance Period and (y) the closing stock price on the date of termination.

If the Company carries out an Acquisition (as defined in the severance policy) during the period of a covered executive's employment, and if there is an Involuntary Termination of the covered executive's employment on or after the date of the initial public announcement of, or within the 24 months following the consummation of, the Acquisition, the covered executive will be entitled to: (1) a lump-sum cash payment equal to 150% (200% for our CEO) of the covered executive's then current annual base salary, plus an amount equal to 150% (200% for our CEO) of the Five-Year Average Amount, plus an additional amount equal to a pro rata amount (based on the number of full months worked in the calendar year during which the termination occurs) of the Five-Year Average Amount; (2) certain medical benefits; (3) vesting, as of the date of termination, of the unvested stock option or RSU awards that are solely service-based granted to the covered executive prior to the Acquisition; and (4) a cash payment equal to the product of (x) the sum of (i) a pro rata portion (based on time from the first day of the Performance Period until the earlier of the closing of the Acquisition or the last day of the Performance Period) of the unvested Market-based PRSUs/performance-based RSUs as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the closing of the acquisition and (ii) a pro rata portion (based on time from the day following the closing of the Acquisition until the last day of the Performance Period) of the target number of unvested Market-based PRSUs/performance-based RSUs (i.e. unadjusted for performance) and (y) the closing stock price on the closing date of the Acquisition.

If a Tier 1 executive's employment is terminated due to disability or in the event of the Tier 1 executive's death, the Tier 1 executive (or the Tier 1 executive's estate) will be entitled to: (1) the pro rata amount the Tier 1 executive would have earned under the Short-Term Program for the calendar year in which the Tier 1 executive's employment is terminated had the Tier 1 executive's employment continued until the end of such calendar year, such pro rata portion to be calculated based on the performance results achieved under the Short-Term Program and the number of full months elapsed prior to the termination date; (2) certain medical benefits; (3) vesting, as of the date of termination, of any unvested stock option and RSU awards, that are solely service-based, granted to the Tier 1 executive prior to the date of termination; and (4) vesting, as of the date of termination, of a portion of the unvested Market-based PRSU/performance-based RSU awards granted to the Tier 1 executive, as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the earlier of the termination date or the last day of the Performance Period.

If the employment of a covered executive who is not a Tier 1 executive is terminated due to disability or in the event of the covered executive's death, the covered executive (or the covered executive's estate) will be entitled to: (1) vesting, as of the date of termination, of any unvested stock option and RSU awards, that are solely service-based, granted to the covered executive prior to the date of termination; and (2) vesting, as of the date of termination, of a portion of the unvested Market-based PRSU/performance-based RSU awards granted to the covered executive, as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the earlier of the termination date or the last day of the Performance Period.

If a covered executive voluntarily resigns, the covered executive will be entitled to no additional benefits (except as the covered executive may be eligible for under the Company's Retiree Health Plans), outstanding stock options, RSUs and Market-based PRSUs/performance-based RSUs will cease to vest on the termination date, and stock options will be canceled unless they are exercised within ninety days after the termination date. All RSUs and Market-based PRSUs/performance-based RSUs will be canceled on the termination date.

The severance policy conditions all payments and benefits upon a covered executive's performance in all material respects of their confidentiality and non-compete obligations to the Company. The severance policy also requires a covered executive to execute a release in favor of the Company, which includes a non-solicitation obligation for a period of six months following the termination of the covered executive's employment, to receive the payments described above. Any compensation that is paid to a covered executive by the Company is subject to any applicable compensation recovery policy.

The severance policy may be amended at any time; provided, however, that any amendment that would adversely affect a covered executive will not be applicable without such covered executive's consent until the later of (i) 18 months following the date of such amendment, or (ii), if the amendment occurs during the Change In Control Protection Period (as defined in the change in control policy), the end of the Change In Control Protection Period.

Executive Change in Control Policy

The change in control policy applies to individuals serving as covered executives, including each of our NEOs.

The change in control policy provides that if a Change in Control of the Company (as defined in the change in control policy) occurs during the period of a covered executive's employment, and if there is an Involuntary Termination of the covered executive's employment on or after the date of the initial public announcement of the transaction or within the 24 months following the Change in Control, the covered executive will be entitled to: (1) a lump-sum cash payment equal to 150% (200% for our CEO) of the covered executive's then current annual base salary, plus an amount equal to 150% (200% for our CEO) of the Five-Year Average Amount, plus an additional amount equal to a pro rata amount (based on the number of full months worked in the calendar year during which the termination occurs) of the Five-Year Average Amount; (2) certain medical benefits; (3) vesting, as of the date of termination, of the unvested stock option or RSU awards that are solely service-based granted to the covered executive prior to the Change in Control; and (4) conversion of any Market-based PRSUs/performance-based RSUs outstanding as of the Change in Control into a cash award payable at time of termination calculated as set forth in the award agreements (pursuant to the Company's current form of Market-based PRSU award agreement, the cash award would be equal to the product of (x) the sum of (i) a pro rata portion (based on time from the first day of the Performance Period until the earlier of the closing of the Change in Control or the last day of the Performance Period) of the unvested Market-based PRSUs/performance-based RSUs as adjusted for the Company's performance (calculated as set forth in the award agreements) over the time from the first day of the Performance Period until the closing of the Change in Control and (ii) a pro rata portion (based on time from the day following the closing of the Change in Control until the last day of the Performance Period) of the target number of unvested Market-based PRSUs/performance-based RSUs (i.e. unadjusted for performance) and (y) the closing stock price on the closing date of the Change in Control).

If the Company is acquired by another entity in connection with a Change in Control of the Company (as defined in the severance policy) during the period of a covered executive's employment, and there is or will be no market for the Company's common stock, and if the acquiring company does not provide the covered executive with stock options and RSU awards comparable to the unvested stock option or RSU awards that are not performance-based that are granted to the covered executive prior to the Change in Control, then regardless of whether the covered executive's employment is terminated, the covered executive will be entitled to the vesting, immediately prior to the Change in Control, of all such unvested stock option or RSU awards that are not performance-based that are granted to the covered executive prior to the Change in Control.

The change in control policy conditions all payments and benefits upon a covered executive's performance in all material respects of their confidentiality and non-compete obligations to the Company. The change in control policy also requires a covered executive to execute a release in favor of the Company, which includes a non-solicitation obligation for a period of six months following the termination of the covered executive's employment, to receive the payments described above. Any compensation that is paid to a covered executive by the Company is subject to any applicable compensation recovery policy.

The change in control policy may be amended at any time; provided, however, that any amendment that would adversely affect a covered executive will not be applicable without such covered executive's consent until the later of (i) 18 months following the date of such amendment, or (ii) if the amendment occurs during the Change In Control Protection Period, the end of the Change In Control Protection Period.

Executive Transition Policy

As described above in "III. Primary Components of NEO Compensation; CY2022 Compensation Payouts; CY2023 Compensation Targets and Metrics - Other Benefits Not Available to All Employees - Senior Executive Transition Policy" the Company has a senior executive transition policy that provides eligible executives with an opportunity to work a mutually-agreed reduced schedule in anticipation of subsequent retirement. An eligible executive who wishes to commence a transition under the terms of the transition policy must, among other things, have entered into a transition agreement with the Company setting forth the material terms of the transition, including, among other things, the executive's acknowledgement that (1) the executive's provision of notice of their intent to consider a transition does not constitute notice of their voluntary resignation under the severance policy or change in control policy, and that (2) neither (i) the termination of the executive's employment, voluntarily or involuntarily, for any or no cause, at the end of the mutually-agreed upon period of the transition, nor (ii) any reduction in the scope of the executive's duties or responsibilities, change to the person or persons to whom the executive reports, and/or reduction in salary, benefits or compensation (target or actual) in the course of the transition that is consistent with the terms of the transition policy, does or will constitute an involuntary termination for any purpose, including, without limitation, under the severance policy, change in control policy, any stock incentive plan, or any equity award agreement.

Equity Plans

In addition to the above, certain of our stock plans provide for accelerated benefits after certain events. While the applicable triggers under each plan vary, these events generally include: (1) a merger or consolidation in which the Company is not the surviving entity, (2) a sale of substantially all of the Company's assets, including a liquidation or dissolution of the Company, or (3) a change in the ownership of more than 50% of our outstanding securities by tender offer or similar transaction. After a designated event, the vesting of some or all of the awards granted under these plans may be immediately accelerated in full, or certain awards may be assumed, substituted, replaced, or settled in cash by a surviving corporation or its parent. The specific treatment of awards in a particular transaction will be determined by the Board and/or the terms of the applicable transaction documents.

Potential Payments to Named Executive Officers upon Termination or Change in Control

The tables below summarize the potential payments to our NEOs, assuming an employment termination or change in control of the Company as of the end of fiscal year 2023. These amounts are calculated assuming that the employment termination or change in control occurs on the last day of fiscal year 2023, June 25, 2023. The closing price per share of our common stock on June 23, 2023, which was the last trading day of fiscal year 2023, was $608.76. The short-term incentive program pro rata amounts are calculated by multiplying the applicable pro rata percentage by the target. Actual performance will not be known until after the end of calendar year 2023.

Figure 58. Potential Payments to NEOs upon Termination or Change in Control

Potential Payments to Mr. Archer upon Termination or Change in Control as of June 25, 2023					
		Involuntary Termination			
	Voluntary Termination ($)	Disability or Death ($)	For Cause ($)	Not for Cause ($)	Change in Control or Acquisition by Lam ($)
Compensation					
Severance	—	—	—	1,725,000	2,300,000
Short-term Incentive (5-year average)	—	—	—	2,022,302	4,044,605
Short-term Incentive (pro rata)	—	958,333	—	958,333	842,626
Long-term Incentives:					
Stock Options (Unvested and Accelerated)	—	2,843,931	—	91,294	2,843,931
Service-based Restricted Stock Units (Unvested and Accelerated)	—	7,352,603	—	662,331	7,352,603
Performance-based Restricted Stock Units (Unvested and Accelerated)	—	26,966,242	—	10,452,410	26,183,985
Benefits and Perquisites					
Health Benefit Continuation/Retiree Health Plans	825,000	825,000	825,000	825,000	825,000
Total	**825,000**	**38,946,109**	**825,000**	**16,736,670**	**44,392,750**

Potential Payments to Mr. Bettinger upon Termination or Change in Control as of June 25, 2023					
		Involuntary Termination			
	Voluntary Termination ($)	Disability or Death ($)	For Cause ($)	Not for Cause ($)	Change in Control or Acquisition by Lam ($)
Compensation					
Severance	—	—	—	705,000	1,057,500
Short-term Incentive (5-year average)	—	—	—	433,724	1,301,173
Short-term Incentive (pro rata)	—	337,813	—	337,813	361,437
Long-term Incentives:					
Stock Options (Unvested and Accelerated)	—	782,335	—	22,921	782,335
Service-based Restricted Stock Units (Unvested and Accelerated)	—	2,004,038	—	175,932	2,004,038
Performance-based Restricted Stock Units (Unvested and Accelerated)	—	7,304,511	—	2,793,600	7,076,835
Benefits and Perquisites					
Health Benefit Continuation/COBRA Benefit	—	30,122	—	30,122	30,122
Total	**—**	**10,458,819**	**—**	**4,499,112**	**12,613,440**

Potential Payments to Dr. Lord upon Termination or Change in Control as of June 25, 2023					
		Involuntary Termination			
	Voluntary Termination ($)	**Disability or Death ($)**	**For Cause ($)**	**Not for Cause ($)**	**Change in Control or Acquisition by Lam ($)**
Compensation					
Severance	—	—	—	577,661	866,492
Short-term Incentive (5-year average)	—	—	—	317,851	953,554
Short-term Incentive (pro rata)	—	264,761	—	264,761	264,876
Long-term Incentives:					
Stock Options (Unvested and Accelerated)	—	640,073	—	18,376	640,073
Service-based Restricted Stock Units (Unvested and Accelerated)	—	1,636,956	—	143,059	1,636,956
Performance-based Restricted Stock Units (Unvested and Accelerated)	—	5,955,499	—	2,270,065	5,767,392
Benefits and Perquisites					
Health Benefit Continuation/COBRA Benefit	—	45,182	—	45,182	45,182
Total	**—**	**8,542,471**	**—**	**3,636,955**	**10,174,525**

Potential Payments to Dr. Vahedi upon Termination or Change in Control as of June 25, 2023					
		Involuntary Termination			
	Voluntary Termination ($)	**Disability or Death ($)**	**For Cause ($)**	**Not for Cause ($)**	**Change in Control or Acquisition by Lam ($)**
Compensation					
Severance	—	—	—	—	805,727
Short-term Incentive (5-year average)	—	—	—	—	821,218
Short-term Incentive (pro rata)	—	—	—	—	228,116
Long-term Incentives:					
Stock Options (Unvested and Accelerated)	—	418,926	—	—	418,926
Service-based Restricted Stock Units (Unvested and Accelerated)	—	1,999,777	—	—	1,999,777
Performance-based Restricted Stock Units (Unvested and Accelerated)	—	4,928,522	—	—	4,783,027
Benefits and Perquisites					
Health Benefit Continuation/Retiree Health Plans	811,000	811,000	811,000	811,000	811,000
Total	**811,000**	**8,158,225**	**811,000**	**811,000**	**9,867,791**

Potential Payments to Mr. Varadarajan upon Termination or Change in Control as of June 25, 2023					
		Involuntary Termination			
	Voluntary Termination ($)	**Disability or Death ($)**	**For Cause ($)**	**Not for Cause ($)**	**Change in Control or Acquisition by Lam ($)**
Compensation					
Severance	—	—	—	—	805,727
Short-term Incentive (5-year average)	—	—	—	—	820,640
Short-term Incentive (pro rata)	—	—	—	—	227,955
Long-term Incentives:					
Stock Options (Unvested and Accelerated)	—	445,440	—	—	445,440
Service-based Restricted Stock Units (Unvested and Accelerated)	—	2,091,699	—	—	2,091,699
Performance-based Restricted Stock Units (Unvested and Accelerated)	—	5,114,194	—	—	4,953,480
Benefits and Perquisites					
Health Benefit Continuation/COBRA Benefit	—	43,588	—	43,588	43,588
Total	**—**	**7,694,921**	**—**	**43,588**	**9,388,529**

Elective Deferred Compensation Plan

As described above in "*Compensation Discussion and Analysis - Primary Components of NEO Compensation; CY2022 Compensation Payouts; CY2023 Compensation Targets and Metrics - Other Benefits Not Available to All Employees - Elective Deferred Compensation Plan*", the Company maintains an Elective Deferred Compensation Plan in which all of the NEOs are eligible to participate. In addition to the potential payments shown in Figure 58, in the event of a Change in Control (as defined in the Elective Deferred Compensation Plan), all amounts credited to a participating NEO's account (other than amounts contributed through December 31, 2004, and earnings thereon) will be distributed in a lump sum payment on the first business day of the 18th month following such Change in Control. The balance, and applicable amounts, of each NEO's account as of the end of fiscal year 2023 are set forth in note 4 to *"Figure 57. Nonqualified Deferred Compensation"*. Under the Elective Deferred Compensation Plan, amounts may be withdrawn or distributed from the plan through pre-scheduled payments or upon death, retirement, disability or a separation from service, as elected in advance by the participant in accordance with the terms of the plan.

CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO, to the median of the annual total compensation of our employees (other than our CEO). The fiscal year 2023 annual total compensation of our CEO, Mr. Archer, was $18,310,099, the fiscal year 2023 annual total compensation of our median compensated employee (other than our CEO) was $81,126, and the ratio of these amounts was 226 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our human resources system of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

For purposes of identifying our median compensated employee in fiscal year 2023, we used our global employee population as of June 25, 2023, identified based on our human resources systems of record. We used total direct compensation as our consistently applied compensation measure for such population. In this context, total direct compensation means the sum of the applicable annual base salaries determined as of June 25, 2023, the incentive cash target amount payable for service in calendar year 2023, and the approved value of the annual equity awards granted during fiscal year 2023 for our global employee population. We annualized the annual base salary and incentive cash target amounts for all employees who did not work for the entire year. Given its global population, the Company used the foreign currency exchange rates in effect at the end of fiscal year 2023 to determine the annual total direct compensation and therefore the median compensated employee. After identifying our median compensated employee, we then calculated the annual total direct compensation for our median compensated employee for fiscal year 2023 using the same methodology used for our CEO as set forth in the "*Summary Compensation Table*" of this proxy statement.

Pay Versus Performance

The following disclosure has been prepared in accordance with the pay versus performance disclosure requirements set forth in Item 402(v) of Regulation S-K under the Exchange Act, which requires the presentation of certain information about the relationship between the compensation of our NEOs and our performance. Amounts reported as "Compensation Actually Paid" differ from the compensation amounts disclosed elsewhere in this proxy statement and do not reflect the value of the compensation actually received by the NEOs, including our CEO, who serves as our principal executive officer ("PEO"). For information about how our executive compensation program seeks to align pay with performance, please refer to "*Executive Compensation and Other Information – Compensation Discussion and Analysis*" beginning on page 28.

Figure 59. Pay Versus Performance

| Fiscal Year | Summary Compensation Table Total for PEO ($)[1] | Compensation Actually Paid to PEO ($)[1][2] | Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)[1] | Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[1][2] | Value of Initial Fixed $100 Investment Based On: [3] | | Net Income ($ in thousands) | Non-GAAP Operating Income as a Percentage of Revenue (%)[5] |
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[4]		
2023	18,310,099	35,457,770	4,654,089	8,924,931	209	190	4,510,931	30.7
2022	16,941,156	10,266,747	4,179,804	3,029,959	152	145	4,605,286	31.3
2021	15,495,736	56,855,461	4,171,767	17,871,377	211	171	3,908,458	31.5

[1]   Timothy M. Archer was our CEO for each of the years presented. Our other NEOs, other than the CEO, during the years presented were as follows:

- FY 2023: Douglas R. Bettinger, Patrick J. Lord, Vahid Vahedi and Seshasayee (Sesha) Varadarajan
- FY 2022: Douglas R. Bettinger, Patrick J. Lord, Vahid Vahedi and Seshasayee (Sesha) Varadarajan
- FY 2021: Douglas R. Bettinger, Richard A. Gottscho, Patrick J. Lord and Vahid Vahedi

[2]   The following table presents the amounts deducted from and added to our CEO's total compensation for each year, as well as the average amounts deducted from and added to the average of the total compensation for the other NEOs, other than the CEO, for each year, as reported in the Summary Compensation Table, in order to determine the "compensation actually paid" to our CEO and the average "compensation actually paid" to the other NEOs, in accordance with SEC rules. Neither our CEO nor the other NEOs participated in any defined benefit or actuarial pension plans (including supplemental plans) during the years presented, and no such plans are reported in the Summary Compensation Table. As a result, no information regarding deductions or additions related to pension plans is presented.

For purposes of these adjustments, the fair value of equity awards was determined as follows: (i) for service-based RSUs at fiscal year-end, using the closing price of the Company's common stock on the last trading day preceding the fiscal year-end; (ii) for Market-based PRSUs at fiscal year-end, using a Monte Carlo simulation model with assumptions for expected volatility, risk-free interest rate, expected term and dividend yield determined as of the fiscal year-end; (iii) for service-based RSUs and Market-based PRSUs upon vesting, using the closing price of the Company's common stock on the vesting date; (iv) for stock option awards at fiscal year-end, using a Black-Scholes option valuation model with assumptions for expected volatility, risk-free interest rate, expected term and dividend yield determined as of the fiscal year-end; and (v) for stock option awards upon vesting, using a Black-Scholes option valuation model with assumptions for expected volatility, risk-free interest rate, expected term and dividend yield determined as of the vesting date.

				Other NEOs (Average)		
Summary Compensation Table (SCT) Total	18,310,099	16,941,156	15,495,736	4,654,089	4,179,804	4,171,767
(Deduct): SCT "Stock Awards" column value	(11,291,907)	(10,079,176)	(11,071,172)	(2,709,589)	(2,122,367)	(2,591,242)
(Deduct): SCT "Option Awards" column value	(3,643,192)	(2,669,527)	(1,195,482)	(737,158)	(510,227)	(295,211)
Add: year-end fair value of equity awards granted in the applicable fiscal year that are outstanding and unvested as of the applicable fiscal year-end	18,979,835	11,041,230	13,042,142	4,391,629	2,280,231	3,081,156
Add (Deduct): year-over-year change in fair value of equity awards granted in prior years that are outstanding and unvested as of the applicable fiscal year-end	7,625,472	(7,109,304)	27,474,359	1,681,231	(1,644,600)	8,431,240
Add: vesting date fair value of equity awards granted and vested in the applicable fiscal year	—	—	—	—	—	—
Add (Deduct): year-over-year change in fair value of equity awards granted in prior years that vested in the applicable fiscal year	5,477,463	2,142,368	13,109,878	1,644,729	847,118	5,073,667
(Deduct): fair value as of prior year-end of equity awards granted in prior years that failed to vest in the applicable fiscal year	—	—	—	—	—	—
Add: dollar value of dividends/earnings paid on equity awards in the applicable fiscal year	—	—	—	—	—	—
Compensation Actually Paid	35,457,770	10,266,747	56,855,461	8,924,931	3,029,959	17,871,377

(3) Total shareholder return is calculated based on the value of an initial fixed investment of $100 on June 26, 2020 through the end of the listed fiscal year, and assuming dividends are reinvested.

(4) The peer group used is the PHLX Semiconductor Sector Total Return Index, which is the same peer group used in Part II, Item 5 of our Form 10-K.

(5) Appendix A contains a reconciliation of non-GAAP operating income as a percentage of revenue to the results reported in our financial statements.

Relationship Between Compensation Actually Paid and Performance

The following graphs present the relationships between: (i) "compensation actually paid" ("CAP"), as disclosed in the Pay Versus Performance table, compared to our total shareholder return ("TSR"); (ii) our TSR compared to the TSR of the PHLX Semiconductor Sector Total Return Index, which is the Company's "peer group" for purposes of the Pay Versus Performance table; (iii) CAP as disclosed in the Pay Versus Performance table compared to our net income; and (iv) CAP as disclosed in the Pay Versus Performance table compared to our non-GAAP operating income as a percentage of revenue.[9]

Figure 60. Relationships Between Compensation Actually Paid and Performance and Company TSR and Peer Group TSR



---

9   Appendix A contains a reconciliation of non-GAAP operating income as a percentage of revenue to the results reported in our financial statements.



(1) Total shareholder return is calculated based on the value of an initial fixed investment of $100 on June 26, 2020 through the end of the listed fiscal year, and assuming dividends are reinvested.

(2) Appendix A contains a reconciliation of non-GAAP operating income as a percentage of revenue to the results reported in our financial statements.

Tabular List of Financial Performance Measures

The following table includes an unranked list of the financial performance measures that, in our assessment, represent the most important financial performance measures used by us to link compensation actually paid to our NEOs, for fiscal year 2023, to our performance. For more information about how these measures factor into our executive compensation program, please refer to "*Executive Compensation and Other Information – Compensation Discussion and Analysis*" beginning on page 28.

Figure 61. Financial Performance Measures

Non-GAAP operating income as a percentage of revenue (Company-Selected Measure)
Relative TSR (defined as the Company's TSR relative to the TSR of the PHLX Semiconductor Sector Total Return Index)
Non-GAAP gross margin as a percentage of revenue

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information, as of June 25, 2023, regarding securities authorized for issuance under the Company's equity compensation plans. The Company's equity compensation plans include the 1999 Employee Stock Purchase Plan (the "1999 ESPP") and the 2015 Stock Incentive Plan (the "2015 Plan"), each as amended and as may be amended.

Figure 62. Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[1] ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,343,794[2]	362.83	12,628,849[3]
Equity compensation plans not approved by security holders	—	—	—
Total	**1,343,794**	**362.83**	**12,628,849**

[1] Weighted-average exercise prices do not include service-based RSUs or Market-based PRSUs, which are settled for no consideration.

[2] Includes shares issuable upon service-based RSUs vesting, Market-based PRSUs vesting or stock option exercises under the 2015 Plan. The share total assumes shares will be issued at the maximum vesting amount for outstanding Market-based PRSUs.

[3] Includes 7,265,101 shares available for future issuance under the 2015 Plan and 5,363,748 shares available for future issuance under the 1999 ESPP. All of the shares available for future issuance under the 1999 ESPP are available to purchase during the current purchase period, but the actual number of shares that can be purchased depends on the purchase price, which is not fixed until the end of the purchase period, and is subject to limits on purchases by individuals. The number of shares that may be purchased by an individual in the current purchase period under the 1999 ESPP cannot exceed 10,000 shares and the total fair market value of shares that can be purchased by an individual during a calendar year cannot exceed $25,000.

Audit Matters

Audit Committee Report

The audit committee operates under a written charter adopted by the Board that outlines its purpose and responsibilities. The audit committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends to the Board changes to its charter to reflect the evolving role of the audit committee. The charter of the audit committee is available on the Investors section of our website at *investor.lamresearch.com/corporate-governance*.

The audit committee is composed entirely of directors who meet the independence requirements of Nasdaq and the SEC, and who otherwise satisfy the requirements for audit committee service imposed by the Exchange Act. Each member of the audit committee is able to read and understand fundamental financial statements as required by the Nasdaq listing standards. Further, the Board has determined that Mr. Cannon and Mss. Mayer and Varon are "audit committee financial experts" as defined in the SEC rules.

The Company's management, audit committee, and independent registered public accounting firm (Ernst & Young LLP) have specific but different responsibilities relating to Lam's financial reporting. Lam's management is responsible for the preparation, presentation and integrity of financial statements and for the system of internal control and the financial reporting process. Ernst & Young LLP ("EY") has the responsibility to express an opinion on the financial statements and the system of internal control over financial reporting, based on the audit they conducted in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) (the "PCAOB"). The audit committee is responsible for monitoring and overseeing these processes. The audit committee relies on the expertise and knowledge of management, the internal audit department, and the independent auditor in carrying out its oversight responsibilities.

In accordance with applicable law, the audit committee has ultimate authority and responsibility for selecting, compensating, evaluating, and, when appropriate, replacing the Company's independent audit firm, and evaluates its independence. The audit committee has the authority to engage its own outside advisors, including experts as the committee considers necessary to carry out its responsibilities, apart from counsel or advisors hired by management.

In this context and in connection with the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 2023, the audit committee took the following actions:

- Received and discussed the audited financial statements with Company management;

- Discussed with EY the matters required to be discussed by applicable requirements of the PCAOB and the SEC;

- Received and discussed the written disclosures and the letter from EY as per applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and discussed with EY its independence; and

- Based on the foregoing reviews and discussions, recommended to the Board that the audited financial statements be included in the Company's 2023 Annual Report on Form 10-K for the fiscal year ended June 25, 2023 for filing with the SEC.

This Audit Committee Report shall not be deemed "filed" with the SEC for purposes of federal securities law, and it shall not, under any circumstances, be incorporated by reference into any of the Company's past or future SEC filings. The report shall not be deemed soliciting material.

MEMBERS OF THE AUDIT COMMITTEE
Sohail U. Ahmed
Michael R. Cannon
Bethany J. Mayer
Leslie F. Varon (Chair)

Relationship with Independent Registered Public Accounting Firm

EY has audited the Company's consolidated financial statements since the Company's inception.

Annual Evaluation and Selection of Independent Registered Public Accounting Firm

The audit committee annually evaluates the performance of the Company's independent registered public accounting firm, including the senior audit engagement team, and determines whether to reengage the current accounting firm or consider other audit firms. Factors considered by the audit committee in deciding whether to retain EY include: (1) EY's global capabilities to handle the breadth and complexity of the Company's global operations; (2) EY's technical expertise and knowledge of the Company's industry and global operations; (3) the quality and candor of EY's communications with the audit committee and management; (4) EY's independence; (5) the quality and efficiency of the services provided by EY, including input from management on EY's performance and how effectively EY demonstrated its independent judgment, objectivity and professional skepticism; (6) the appropriateness of EY's fees; and (7) EY's tenure as our independent auditor, including the benefits of that tenure, and the controls and processes in place (such as rotation of key partners) that help ensure EY's continued independence in light of such tenure.

Figure 63. Independent Registered Public Accounting Firm Evaluation and Selection Highlights

Independence Controls
Audit Committee Oversight – Oversight includes regular private sessions with EY, discussions with EY about the scope of its audit and business imperatives, a comprehensive annual evaluation when determining whether to engage EY, and direct involvement by the audit committee and its chair in the selection of a new global coordinating partner in connection with the mandated rotation of this position.
Limits on Non-Audit Services – The audit committee preapproves all professional services (including audit services and permissible non-audit services) provided by EY in accordance with its pre-approval policy.
EY's Internal Independence Process – EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account, and rotates the lead assurance engagement partner, the global coordinating partner, and other partners on the engagement consistent with independence and rotation requirements established by the PCAOB and SEC.
Strong Regulatory Framework – EY, as an independent registered public accounting firm, is subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

Benefits of Longer Tenure
Enhanced Audit Quality – EY's significant institutional knowledge of, and deep expertise in, the Company's semiconductor equipment industry and global business, accounting policies and practices, and internal control over financial reporting enhances audit quality.
Competitive Fees – Because of EY's familiarity with the Company and the industry, audit and other fees are competitive with peer independent registered public accounting firms.
Avoid Costs Associated with New Auditor – Bringing on a new independent registered public accounting firm would be costly and require a significant time commitment, which could lead to management distractions.

Fees Billed by Ernst & Young LLP

The table below shows the fees billed by EY for audit and other services provided to the Company in fiscal years 2023 and 2022.

Figure 64. Fees Billed by Ernst & Young LLP

	Fiscal Year 2023 ($)	Fiscal Year 2022 ($)
Audit Fees[1]	6,084,223	5,293,103
Audit-Related Fees[2]	91,000	129,000
Tax Fees[3]	154,974	195,558
All Other Fees[4]	254,960	—
TOTAL	**6,585,157**	**5,617,661**

[1]   Audit Fees represent fees for professional services provided in connection with the audits of annual financial statements. Audit Fees also include reviews of quarterly financial statements, audit services related to other statutory or regulatory filings or engagements, and fees related to EY's audit of the effectiveness of the Company's internal control over financial reporting pursuant to section 404 of the Sarbanes-Oxley Act.

(2) Audit-Related Fees represent fees for assurance and related services that are reasonably related to the audit or review of the Company's financial statements and are not reported above under "Audit Fees". These fees principally include services provided for agreed upon procedures related to financial assurance certification for certain costs related to local regulatory requirements and accounting due diligence review associated with business acquisitions.

(3) Tax Fees represent fees for professional services for tax planning, tax compliance and review services related to foreign tax compliance and assistance with tax audits and appeals.

(4) All Other Fees represent fees for permitted services other than the services reported in audit fees, audit-related fees, and tax fees.

The audit committee reviewed summaries of the services provided by EY and the related fees during fiscal year 2023 and has determined that the provision of non-audit services was compatible with maintaining the independence of EY as the Company's independent registered public accounting firm. The audit committee or its delegate approved 100% of the services and related fee amounts for services provided by EY during fiscal year 2023.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services

It is the responsibility of the audit committee to approve, in accordance with sections 10A(h) and (i) of the Exchange Act and the rules and regulations of the SEC, all professional services to be provided to us by our independent registered public accounting firm, provided that the audit committee may not approve any non-audit services proscribed by section 10A(g) of the Exchange Act in the absence of an applicable exemption.

It is our policy that the audit committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm, consistent with the criteria set forth in the audit committee charter and applicable laws and regulations. The audit committee has delegated to the chair of the audit committee the authority to pre-approve such services, provided that the chair shall report any decisions to pre-approve such services to the full audit committee at its next regular meeting. These services may include audit services, audit-related services, tax services, and other services. Our independent registered public accounting firm and our management are required to periodically report to the audit committee regarding the extent of services provided by our independent registered public accounting firm pursuant to any such pre-approval.

Certain Relationships and Related Party Transactions

The audit committee is responsible for the review and oversight of all related party transactions required to be disclosed to the public under SEC rules pursuant to its written charter. In addition, the Company maintains a written code of ethics that requires all employees, officers and directors to act ethically when handling any actual or apparent conflicts of interest in personal and professional relationships and to promptly report any such issues to the Company's legal department.

No family relationships exist as of the date of this proxy statement or existed during fiscal year 2023 among any of our directors and executive officers. The Company participated in one transaction (including employment and compensation associated therewith) since the beginning of fiscal year 2023 in which a director, director nominee, executive officer, or one of their immediate family members had a material interest and the amount involved exceeded $120,000. Specifically, the brother-in-law of Ava Hahn, our Senior Vice President, Chief Legal Officer and Secretary, Eric Samulon, is employed by the Company as a senior manager of engineering in the Global Products Group. In fiscal year 2023, the aggregate compensation paid to Dr. Samulon, including salary, incentive compensation, long-term incentive awards, and the value of any health and other benefits contributed to or paid for by the Company, was less than $350,000. Dr. Samulon's aggregate compensation is similar to the aggregate compensation of other employees holding equivalent positions.

On February 3, 2023, BlackRock Inc. ("BlackRock") filed an amendment to Schedule 13G reporting the beneficial ownership, together with certain subsidiaries, of 11,026,970 shares of our common stock, or approximately 8.34% of the shares outstanding on September 8, 2023. As a result of beneficially owning more than 5% of our common stock, BlackRock may be deemed to have been a related person of the Company during fiscal year 2023. The Company invests in certain BlackRock money market funds. The Company received approximately $16.6 million in interest and/or dividends from these funds during fiscal year 2023.

Voting Proposals

Proposal No. 1: Election of Directors

This first proposal relates to the election to the Board of eleven nominees who are directors of the Company as of the date of this proxy statement. In general, the eleven nominees identified in this proposal who receive the highest number of "for" votes will be elected. However, any nominee who fails to receive affirmative approval from holders of a majority of the votes cast in such nominee's election at the annual meeting, either by proxy or in person, will not be elected to the Board, even if they are among the top eleven nominees in total "for" votes. This requirement reflects the majority vote provisions implemented by the Company in November 2009. The term of office of each person elected as a director will be until the next annual meeting of stockholders, or until their successor is elected and qualified or their earlier resignation or removal.

Unless otherwise instructed, the people named on the proxy card as proxy holders (the "Proxy Holders") will vote the proxies received by them for the eleven nominees named below, each of whom is currently a director of the Company. The proxies cannot be voted for more than eleven nominees, whether or not there are additional nominees. If any nominee of the Company should decline or be unable to serve as a director as of the time of the annual meeting, then unless otherwise instructed, the proxies will be voted for any substitute nominee designated by the then-current Board to fill the vacancy. The Company is not aware of any nominee who will be unable, or will decline, to serve as a director.

The nominees for election or reelection have been nominated for election to the Board in accordance with the criteria and procedures discussed above in "*Governance Matters - Corporate Governance.*"

Appointment of New Directors. As part of its Board refreshment planning and continued focus on diversity, the Board identified the desirability of augmenting its skills and experiences in two areas: with the addition of a former executive of a major customer; and with the addition of a member with extensive senior executive leadership experience, broad international expertise with products that require high levels of engineering and manufacturing in complex global supply chains, and public company board experience.

The Board identified Dr. Kang as a candidate without the involvement of a search firm. Dr. Kang was introduced by Mr. Archer and selected as a director because of his experience as a former executive of one of the Company's major customers, who had significant experience working with the Company as well as extensive knowledge of and experience in the semiconductor industry and semiconductor engineering and development.

The Board retained a third-party search firm in connection with the second identified area of need, and selected Mr. Dineen as having significant executive leadership and public company directorship experience.The Board identified Mr. Dineen as a valuable addition to the Board due to his extensive global management and operations experience, and his experience serving on public company boards with global operations.

Over the course of several months, Dr. Kang and Mr. Dineen each met with our chairman, nominating and governance committee chair, members of the nominating and governance committee, additional board members, and our president and CEO, as well as representatives of the Company's executive team. Following those meetings, the nominating and governance committee separately recommended each of Dr. Kang and Mr. Dineen for appointment to the Board. The Board, after discussing each of the recommendations and increasing the size of the Board, approved each recommendation of the committee and appointed Dr. Kang and Mr. Dineen to the Board.

Information Regarding Each Nominee. In addition to the biographical information concerning each nominee's specific experience, attributes, positions and qualifications and age as of September 8, 2023, we believe that each of our nominees, while serving as a director and/or officer of the Company, has devoted adequate time to the Board and performed their duties with critical attributes such as honesty, integrity, wisdom, and an adherence to high ethical standards. Each nominee has demonstrated strong business acumen, an ability to make independent analytical inquiries, to understand the Company's business environment and to exercise sound judgment, as well as a commitment to the Company and its core values. We believe the nominees have diverse viewpoints, skills, backgrounds, and experiences that will encourage a robust decision-making process for the Board.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE ELEVEN DIRECTOR NOMINEES SET FORTH BELOW.**



Sohail U. Ahmed

Director since 2019
Age 65

Board Committees:
- Audit
  - *Member since 2022*
- Compensation and Human Resources
  - *Member: 2020–2022*

Experience

Sohail U. Ahmed is the former Senior Vice President and General Manager of the Technology and Manufacturing Group at Intel Corporation, a leading producer of microchips, computing and communications products, where he was responsible for overseeing the research and development and deployment of next-generation silicon logic technologies for production of future Intel microprocessors. He held that position from January 2015 to October 2018. Immediately prior to that, he was Corporate Vice President and General Manager, Logic Technology Department at Intel from 2004 to January 2015. Mr. Ahmed joined Intel in 1984, working as a process engineer, and held progressive technical and management positions in logic process development.

Mr. Ahmed earned an M.S. degree in chemical engineering from the University of California, Davis, and a B.S. degree in chemical engineering from the University of Southern California.

Qualifications

The Board has concluded that Mr. Ahmed should serve as a director of the Company because of his extensive knowledge and experience acquired as an executive of a major semiconductor manufacturer focused on next-generation silicon logic technologies, his deep knowledge and understanding of semiconductor processing equipment technologies, and his experience as a senior executive of a major Company customer.

Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Leadership Experience
- Global Business Experience
- Human Capital Management Experience
- Manufacturing/Operations Experience



Timothy M. Archer
Director since 2018
Age 56

Experience

Timothy M. Archer has served as the Company's President and Chief Executive Officer since December 5, 2018. Mr. Archer joined the Company in June 2012 as our executive vice president, chief operating officer; and was promoted to president and chief operating officer in January 2018. Prior to joining us, he spent 18 years at Novellus Systems, Inc. in various technology development and business leadership roles, including most recently as chief operating officer from January 2011 to June 2012; executive vice president of Worldwide Sales, Marketing, and Customer Satisfaction from September 2009 to January 2011; and executive vice president of the PECVD and Electrofill Business Units from November 2008 to September 2009. His tenure at Novellus also included assignments as senior director of technology for Novellus Systems Japan from 1999 to 2001 and senior director of technology for the Electrofill Business Unit from April 2001 to April 2002. He started his career in 1989 at Tektronix, where he was responsible for process development for high-speed bipolar integrated circuits.

Mr. Archer currently serves on the International Board of Directors for SEMI, the global industry association representing the electronics manufacturing and design supply chain. From 2020 to 2022, Mr. Archer served as chairman of the board for the National GEM Consortium, a nonprofit organization that is dedicated to increasing the participation of underrepresented groups at the master's and doctoral levels in engineering and science.

Mr. Archer completed the Program for Management Development at the Harvard Graduate School of Business and earned a B.S. degree in applied physics from the California Institute of Technology.

Qualifications

The Board has concluded that Mr. Archer should serve as a director of the Company because of his strong leadership; his knowledge and experience acquired from his current service as President, Chief Executive Officer and a director of the Company, and his past service as President and Chief Operating Officer, and as Executive Vice President and Chief Operating Officer of the Company; his deep knowledge and understanding of semiconductor processing equipment technologies; his understanding of our customers' markets and needs; and his mergers and acquisitions experience.

Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



Eric K. Brandt
Director since 2010
Age 61

Board Committees:
- Audit
  ◦ *Chair: 2014–2020*
  ◦ *Member: 2010–2014*
- Compensation and Human Resources
  ◦ *Chair since 2020*
- Nominating and Governance
  ◦ *Member since 2019*

Public company directorships in last five years:
- Gen Digital Inc.
- Dentsply Sirona Inc.
- The Macerich Company
- Altaba Inc. (former)

Experience

Eric K. Brandt is the former Executive Vice President and Chief Financial Officer of Broadcom Corporation, a global supplier of semiconductor devices, a position he held from March 2007 until its merger with Avago Technologies Limited in February 2016. From September 2005 to March 2007, Mr. Brandt served as President and Chief Executive Officer of Avanir Pharmaceuticals, Inc., a pharmaceutical company. Prior to Avanir Pharmaceuticals, Mr. Brandt was Executive Vice President-Finance and Technical Operations and Chief Financial Officer of Allergan Inc., a global specialty pharmaceutical company, where he also held a number of other senior positions following his arrival there in May 1999.

Mr. Brandt has served as a member of the board of directors of: Gen Digital Inc. (formerly NortonLifeLock, Inc.), a consumer cyber security provider, since February 2020, where he is the chair of the audit committee; The Macerich Company, a real estate investment trust focused on regional malls, since June 2018, where he is the chair of the capital allocation committee and a member of the compensation committee; Altaba Inc. (formerly Yahoo! Inc.), a private company that remained, and was subsequently renamed, following the completion of Yahoo!'s sale of its operating businesses in June 2017 (and which is in the process of a stockholder approved plan of dissolution and liquidation), since its inception, where he is the lead independent director and chair of the audit committee, and has served as chairman of the board, chair of the nominating and governance committee, and a member of the compensation committee; and Dentsply Sirona Inc. (formerly Dentsply International, Inc.), a manufacturer and distributor of dental product solutions, since 2004, where he is the non-executive chairman of the board and a member of the corporate governance and nominating committee, and has served as chair of the executive committee and a member of the human resources committee and the audit and finance committee.

He previously served on the board of directors of: MC10, Inc., a privately-held medical device Internet of Things (IoT) company, from March 2016 until February 2018, where he was chair of the compensation committee and governance committee; Yahoo! Inc., a digital information discovery company, from March 2016 to June 2017, where he was chairman of the board and chair of the audit and finance committee; Vertex Pharmaceuticals, Inc., a pharmaceutical company, from 2002 to 2009, where he was chair of the audit committee, and a member of the nominating and governance committee; and Avanir Pharmaceuticals from 2005 to 2007.

Mr. Brandt earned an M.B.A. degree from the Harvard Graduate School of Business and a B.S. degree in chemical engineering from the Massachusetts Institute of Technology.

Qualifications

The Board has concluded that Mr. Brandt should serve as a director of the Company because of his financial expertise including as a former chief financial officer of a publicly traded company that is a customer of our customers; his knowledge of and experience in the semiconductor industry and other technology industries; his mergers and acquisitions experience; his board governance experience from service on other public company boards, including as an audit committee member and chair, a compensation committee member and a nominating and governance committee member and chair; and his cybersecurity expertise.

Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



Michael R. Cannon
Director since 2011
Age 70

Board Committees:
- Audit
  - *Member since 2013*
- Compensation and
  Human Resources
  - *Member: 2010–2013*
- Nominating and
  Governance
  - *Chair since 2019*
  - *Member: 2011–2019*

**Public company
directorships in last
five years:**
- Seagate Technology
  Holdings plc
- Dialog Semiconductor
  Plc (former)

Experience

Michael R. Cannon is the General Partner of MRC & LBC Partners, LLC, a private management consulting company. From February 2007 until his retirement in January 2009, Mr. Cannon served as President of Global Operations of Dell Inc., a computer systems manufacturer and services provider; and from January 2009 to January 2011, he served as a consultant to Dell. Prior to joining Dell, he was President and Chief Executive Officer of Solectron Corporation, an electronic manufacturing services company, from January 2003 to February 2007. From July 1996 to January 2003, Mr. Cannon served as President and Chief Executive Officer of Maxtor Corporation, a disk drive and storage systems manufacturer. Prior to joining Maxtor, Mr. Cannon held senior management positions at International Business Machines Corp. (IBM), a global services, software and systems company.

Mr. Cannon has served as a member of the board of directors of Seagate Technology Holdings public limited company, a disk drive and storage solutions company, since February 2011, where he became chairman of the board in July 2020, is a member of the nominating and corporate governance committee and the compensation committee, and has served as lead independent director, as the chair of the nominating and corporate governance committee, and as a member of the audit and finance committees.

He previously served on the board of directors of Dialog Semiconductor Plc, a mixed signal integrated circuits company, from February 2013 until it was acquired in August 2021, where he served as the chair of the remuneration committee and as a member of the nomination committee; Adobe Systems Inc., a diversified software company, from December 2003 to April 2016, where he had been a member of the audit committee and chair of the compensation committee; Elster Group SE, a precision metering and smart grid technology company, from October 2010 until the company was acquired in August 2012; Solectron Corporation, an electronic manufacturing services company, from January 2003 to January 2007; and Maxtor Corporation, a disk drive and storage solutions company, from July 1996 until Seagate acquired Maxtor in May 2006.

Mr. Cannon studied mechanical engineering at Michigan State University and completed the Advanced Management Program at the Harvard Graduate School of Business.

Qualifications

The Board has concluded that Mr. Cannon should serve as a director of the Company because of his industry knowledge; his marketing experience; his experience as President at a public corporation that is a customer of our customers; his finance experience; his 20 years of international business experience; his experience with mergers and acquisitions; and his extensive board experience as a director on other public company boards, including service on audit, compensation and nominating and governance committees.

Key Skills and Experiences

- Industry Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



John M. Dineen
Director since 2023
Age 60

Public company directorships in last five years:
- Cognizant Technology Solutions Corporation
- Syneos Health, Inc.
- Merrimack Pharmaceuticals, Inc. (former)

Experience

John M. Dineen served as an Operating Advisor at Clayton, Dubilier & Rice LLC, a private equity investment firm, from January 2015 to December 2022. Previously, Mr. Dineen served in various senior leadership roles at General Electric Company (GE), a global digital industrial company, from 1986 to 2014, where he managed several key business divisions of GE. Most recently, from 2008 to 2014, he was president and chief executive officer of London-based GE Healthcare, a leading provider of medical imaging, diagnostics, and other health information technology. Before that, he served as president and chief executive officer of GE Transportation from 2005 to 2008. In addition, he served in several international management roles in Asia and Europe during his time at GE.

Mr. Dineen has served as a member of the boards of directors of: Cognizant Technology Solutions Corporation, a professional services company, since April 2017, where he is the chair of the finance and strategy committee and a member of the audit committee and has served as a member of the nominating, governance, and public affairs committee; Syneos Health, Inc., a fully integrated biopharmaceutical solutions company, from December 2018, where he serves as the chair of the board; Carestream Dental LLC, a privately-held provider of digital imaging, software, and practice management solutions for dental practitioners, where he has served as the chair of the board since April 2017; and Healogics, Inc., a privately-held provider of advanced wound care, since June 2015.

He previously served on the boards of directors of: Merrimack Pharmaceuticals, Inc., a pharmaceutical company specializing in the development of drugs for the treatment of cancer, from June 2015 to October 2019, where he served as the chair of the organization and compensation committee; and Torque Therapeutics, Inc., a privately-held developer of immunotherapies to address cancers, that was since combined with Cogen Immune Medicine and renamed Repertoire Immune Medicines, from January 2016 to December 2019.

Mr. Dineen earned a B.S. degree in computer science and biological sciences from the University of Vermont.

Qualifications

The Board has concluded that Mr. Dineen should serve as a director of the Company because of his leadership skills and his extensive global management and operations experience across several industries, including healthcare, technology, and international management, and his board governance experience from service on public company boards with global operations.

Key Skills and Experiences

- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



Ho Kyu Kang
Director since 2023
Age 61

Experience

Ho Kyu Kang has served as the Chair Professor in the Department of Systems Semiconductor Engineering at Yonsei University since March 2021. Prior to his current position, Dr. Kang served as Executive Vice President and Head of Research at the Semiconductor R&D Center of Samsung Electronics Co., Ltd., (Samsung), a manufacturer of consumer electronics, information technology and mobile communications products, and semiconductor devices, from 2017 to 2021. Before that, he served as Executive Vice President and leader of process development at the Semiconductor R&D Center from 2015 to 2017, as Senior Vice President and team leader from 2010 to 2015, and as Vice President responsible for the system large-scale integration process architecture team and advanced technology development from 2003 to 2010. Dr. Kang joined Samsung as a research and development engineer in 1985. He is the author or co-author of numerous international papers.

Dr. Kang previously served on the boards of directors of: the Semiconductor Research Corporation (SRC), a U.S.-based, non-profit, multinational research and development consortium, from 2017 to 2020; SEMATECH, a U.S.-based, non-profit, multinational research and development consortium, from 2010 to 2015.

Dr. Kang earned a Ph.D. in material science and engineering from Stanford University, a M.S. degree in material science and engineering from Korea Advanced Institute of Science and Technology (KAIST), and a B.S. degree in metallurgical engineering from Hanyang University.

Qualifications

The Board has concluded that Dr. Kang should serve as a director of the Company because of his decades of experience in semiconductor engineering and development; his extensive knowledge and experience acquired as an executive of a major semiconductor manufacturer; his deep knowledge and understanding of the semiconductor equipment industry and technologies; and his experience as a senior executive of Samsung, a major company customer.

Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Leadership Experience
- Global Business Experience
- Manufacturing/Operations Experience



Bethany J. Mayer
Director since 2019
Age 61

Board Committees:
- Audit
  - *Member since 2019*
- Nominating and Governance
  - *Member since 2022*

Public company directorships in last five years:
- Box, Inc.
- Sempra Energy Inc.
- Hewlett Packard Enterprise Company
- Marvell Technology Group Ltd. (former)

Experience

Bethany J. Mayer has served as an Executive Advisor of Siris Capital Group LLC, a private equity firm, since May 2021, where she previously served as an Executive Partner from January 2018 to April 2021. She was the Executive Vice President, Corporate Development and Technology of Sempra Energy, an energy services holding company, from November 2018 to January 2019. From September 2014 to December 2017, Ms. Mayer was the President and Chief Executive Officer of Ixia, a test, visibility, security solutions, network testing tools and virtual network security solutions provider for applications across physical and virtual networks that was ultimately acquired by Keysight Technologies in 2017. From May 2011 to May 2014, Ms. Mayer served as Senior Vice President and General Manager of Hewlett-Packard Company's (HP) Networking business unit and the Network Function Virtualization business unit. From 2010 until 2011, she served as Vice President, Worldwide Marketing and Alliances of HP's Enterprise Servers Storage and Networking Group. Prior to joining HP, she held leadership roles at Blue Coat Systems, Inc., a hardware, software, and services provider for cybersecurity and network management; Cisco Systems, Inc., an internet technology company; and Apple Computer, Inc., a technology company.

She has served as a member of the boards of directors of: Hewlett Packard Enterprise Company, a multinational information technology company, since June 2023, where she is a member of the technology committee; Celestial AI, a privately-held software computing and memory company, since April 2023; Ambri Inc., a battery manufacturing company, since November 2022; Box, Inc., a cloud content management and file sharing service for businesses, since April 2020, where she is the chair of the board, chair of the compensation committee, and a member of the operating committee; Sempra Energy since June 2019 after serving from February 2017 to November 2018, where she is the chair of the safety, sustainability and technology committee and a member of the executive committee; and Electronics for Imaging Inc., a privately held print technology company, since July 2019.

Ms. Mayer previously served on the boards of directors of: Marvell Technology Group Ltd, a infrastructure semiconductor solutions company, from May 2018 to June 2022, where she was a member of the executive compensation committee, nominating and governance committee, and audit committee; Pulse Secure, LLC, a privately-held provider of access and mobile security solutions to both enterprises and service providers, from September 2019 to December 2020, where she was the chairperson of the board, and previously served as a member from January 2018 to November 2018; SnapRoute, Inc., a privately-held developer of open source network stacks for enterprises, from May 2018 to July 2019; DataStax, Inc., a privately-held database software provider for cloud applications, from May 2018 to April 2019; Delphi Automotive PLC, an auto parts supplier, from August 2015 to April 2016; and Ixia from September 2014 to December 2017.

Ms. Mayer earned an M.S. degree in Cybersecurity Risk and Strategy from New York University, an M.B.A. degree from CSU-Monterey Bay and a B.S. degree in political science from Santa Clara University.

Qualifications

The Board has concluded that Ms. Mayer should serve as a director of the Company because of her leadership skills and her experience in operational roles at companies in various technology industries, including networks, network management, servers, security solutions, cybersecurity and internet technology; and her board governance experience from service on other boards.

Key Skills and Experiences

- Industry Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



Jyoti K. Mehra

Director since 2021
Age 47

Board Committee:
- Compensation and
  Human Resources
  ◦ *Member since 2022*

Experience

Jyoti K. Mehra has served as the Executive Vice President of Human Resources of Gilead Sciences, Inc., a biopharmaceutical company, since July 2019. She previously served as Vice President of Human Resources of Gilead from October 2017 to July 2019. Prior to joining Gilead, she held positions of increasing responsibility with Novartis Pharmaceuticals Corporation, a pharmaceutical company, and its affiliates, from 2005 through October 2017, most recently as Vice President of Human Resources of Novartis from July 2014 to October 2017.

Ms. Mehra earned an M.A. degree in politics from Jawaharlal Nehru University, and a B.A. degree in political science from Delhi University.

Qualifications

The Board has concluded that Ms. Mehra should serve as a director of the Company because of her leadership and international business experience in a high-technology industry; her substantial human capital and talent development experience, including experience as the head of human resources of a public company with global operations; her governance experience; and her cybersecurity experience.

Key Skills and Experiences

- Leadership Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Cybersecurity Experience
- Human Capital Management Experience



Abhijit Y. Talwalkar
Chairman
Director since 2011
Age 59

Board Committees:
- Compensation and Human Resources
  - *Chair: 2012–2015*
  - *Member since 2015, previously 2011–2012*
- Nominating and Governance
  - *Chair: 2015–2019*
  - *Member since 2019, previously 2015–2015, 2011–2014*

Public company directorships in last five years:
- Advanced Micro Devices Inc.
- iRhythm Technologies Inc.
- TE Connectivity Ltd.

Experience

Abhijit Y. Talwalkar is the former President and Chief Executive Officer of LSI Corporation, a leading provider of silicon, systems and software technologies for the storage and networking markets, a position he held from May 2005 until the completion of LSI's merger with Avago Technologies in May 2014. From 1993 to 2005, Mr. Talwalkar was employed by Intel Corporation, a leading producer of microchips, computing and communications products. At Intel, he held a number of senior management positions, including as Corporate Vice President and Co-General Manager of the Digital Enterprise Group, which was comprised of Intel's business client, server, storage and communications business, and as Vice President and General Manager for the Intel Enterprise Platform Group, where he focused on developing, marketing, and supporting Intel business strategies for enterprise computing. Prior to joining Intel, Mr. Talwalkar held senior engineering and marketing positions at Sequent Computer Systems, a multiprocessing computer systems design and manufacturer that later became a part of IBM; Bipolar Integrated Technology, Inc., a very-large-scale integration (VLSI) bipolar semiconductor company; and Lattice Semiconductor Inc., a service driven developer of programmable design solutions widely used in semiconductor components.

Mr. Talwalkar has served as a member of the board of directors of: Advanced Micro Devices Inc., a developer of high performance computing, graphics and visualization technologies, since June 2017, where he is a member of the compensation and leadership resources committee, chair of the innovation and technology committee and has served as a member of the nominating and corporate governance committee and the innovation and technology committee; TE Connectivity Ltd, a connectivity and sensor solutions company, since March 2017, where he is the chair of the management development and compensation committee and has served as a member of the audit committee; and iRhythm Technologies Inc., digital health care solutions company, since May 2016, where he is the chairman of the board and a member of the compensation and human capital management committee and the nominating and corporate governance committee, and has served as a member of the audit committee.

He previously served as a member of the board of directors of LSI from May 2005 to May 2014 and the U.S. Semiconductor Industry Association from May 2005 to May 2014. He was additionally a member of the U.S. delegation for World Semiconductor Council proceedings.

Mr. Talwalkar earned a B.S. degree in electrical engineering from Oregon State University.

Qualifications

The Board has concluded that Mr. Talwalkar should serve as a director of the Company because of his experience in the semiconductor industry, including as the former chief executive officer of a semiconductor company and his previous role in the semiconductor industry's trade association; his technology experience; his business and operations leadership roles at other semiconductor companies that include a customer of the Company; his finance experience; his global business experience; his mergers and acquisitions experience; his board governance experience from service on other public company boards, including as chairman of another board; and his cybersecurity expertise.

Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Human Capital Management Experience
- Risk Management Experience



**Lih Shyng
(Rick L.) Tsai**
Director since 2016
Age 72

Board Committees:
• Compensation and
  Human Resources
  ◦ *Member since 2019*

**Public company
directorships in last
five years:**
• MediaTek Inc.
• USI Corporation
  (former)

Experience

Rick L. Tsai has served as the CEO of MediaTek Inc., a Taiwanese-listed global fabless semiconductor company, since February 2018. He was Co-CEO of MediaTek from June 2017 to February 2018. He is the former Chief Executive Officer of Chunghwa Telecom Co., Ltd., a Taiwanese integrated telecom service provider, a position he held from January 2014 until December 2016. From August 2011 to January 2014, Dr. Tsai concurrently served as Chief Executive Officer of TSMC Solar Ltd., a provider of high-performance solar modules, and TSMC Solid State Lighting Ltd. (SSL), a company providing lighting solutions that combine its parent's expertise in semiconductor manufacturing and rigorous quality control with its own integrated capabilities spanning epi-wafers, chips, emitter packaging and extensive value-added modules and light engines, both of which are wholly-owned subsidiaries of Taiwan Semiconductor Manufacturing Company, Limited (TSMC). Prior to these positions, Dr. Tsai was TSMC's President of New Businesses from June 2009 to July 2011 and President and CEO of TSMC from July 2005 to June 2009. Dr. Tsai held other key executive positions, such as COO, EVP of Worldwide Sales and Marketing, and EVP of Operations, since joining TSMC in 1989. Dr. Tsai served as President of TSMC's affiliate, Vanguard International Semiconductor, from 1999 to 2000. Prior to joining TSMC, Dr. Tsai held various technical positions at Hewlett Packard, an international information technology company, from 1981 to 1989.

Dr. Tsai has served as a member of the board of directors of MediaTek Inc. since June 2017.

He previously served on the board of directors of: USI Corporation, a Taiwanese-listed polyethylene manufacturer, from June 2014 until March 2019; NXP Semiconductors N.V., from July 2014 until June 2017; Chunghwa Telecom from January 2014 until December 2016, where he served as chairman; TSMC from 2003 to 2013; TSMC Solar and TSMC SSL from August 2011 to January 2014, where he served as their chairman; and Taiwan Semiconductor Industry Association (TSIA) from June 2009 to March 2013, where he served as chairman.

Dr. Tsai earned a Ph.D. degree in material science and engineering from Cornell University and a B.S. degree in physics from the National Taiwan University in Taipei, Taiwan.

Qualifications

The Board has concluded that Dr. Tsai should serve as a director of the Company because of his substantial operational and leadership experience in global businesses, particularly through his service as President, CEO and director of TSMC, a major customer of the Company; his knowledge of the semiconductor and semiconductor equipment industry; his extensive executive and board experience for global technology companies, including NXP Semiconductor, Chunghwa Telecom and MediaTek; and his mergers and acquisitions experience.

Key Skills and Experiences

- Industry Knowledge
- Customer/Deep Technology Knowledge
- Marketing, Disruptive Technology, and Strategy Experience
- Leadership Experience
- Finance Experience
- Global Business Experience
- M&A Experience
- Comparative Board/Governance Experience
- Human Capital Management Experience
- Risk Management Experience
- Manufacturing/Operations Experience



Leslie F. Varon
Director since 2019
Age 66

Board Committees:
• Audit
  ◦ *Chair since 2020*
  ◦ *Member 2019–2020*

Public company directorships in last five years:
• Dentsply Sirona Inc.
• Hamilton Lane

Experience

Leslie F. Varon is the former Chief Financial Officer of Xerox Corporation, a document solutions company, a position she held from November 2015 until December 2016. From January 2017 until March 2017, when she retired from the company, she was a Special Advisor to the then new Xerox Chief Executive Officer. Her previous leadership roles during her tenure at Xerox include: Vice President, Investor Relations from March 2015 until October 2015; Vice President, Finance and Corporate Controller from July 2006 until February 2015, where she oversaw global financial operating executives and had responsibility for corporate financial planning and analysis, accounting, internal audit, risk management, global real estate and worldwide shared services centers; Vice President, North America Finance and Operational Support from October 2004 until June 2006; Vice President, Investor Relations and Corporate Secretary from 1997 until September 2004; and Director of Corporate Audit from 1993 until 1997.

Ms. Varon has served as a member of the boards of directors of: Dentsply Sirona, Inc., a manufacturer and distributor of dental product solutions, since January 2018, where she chairs the audit and finance committee; and Hamilton Lane, a private markets investment company, since May 2017, where she is the chair of the audit committee. She previously served on the board of directors of Xerox International Partners, a joint venture of Xerox and Fuji Xerox, from July 2006 until March 2017.

Ms. Varon earned an M.B.A. degree from Virginia Tech, and a B.S. degree in Psychology from Binghamton University.

Qualifications

The Board has concluded that Ms. Varon should serve as a director of the Company because of her substantial finance experience; her qualifications as an audit committee financial expert; her leadership experience as a former chief financial officer; her board governance experience on other public company boards, including her service as a current chair of two other public company audit committees; and her mergers and acquisitions experience.

Key Skills and Experiences

• Industry Knowledge
• Leadership Experience
• Finance Experience
• Global Business Experience
• M&A Experience
• Comparative Board/Governance Experience
• Risk Management Experience

Proposal No. 2: Advisory Vote to Approve Our Named Executive Officer Compensation, or "Say on Pay"

Section 14A of the Exchange Act enables the Company's stockholders to vote to approve, on an advisory or non-binding basis, our named executive officer compensation, as disclosed in this proxy statement in accordance with SEC rules. Although the vote is advisory and is not binding on us or on our Board, our compensation and human resources committee and, as appropriate, our Board, will take into account the outcome of the vote when considering future executive compensation decisions and will evaluate whether any actions are necessary to address stockholder concerns.

We believe that our compensation philosophy has allowed us to attract, retain, and motivate qualified executive officers who have contributed to our success. For more information regarding the compensation of our named executive officers, our compensation philosophy, our 2022 Say on Pay results and our response, we encourage you to read the section of this proxy statement entitled "*Compensation Matters - Executive Compensation and Other Information - Compensation Discussion and Analysis*," the compensation tables, and the narrative following the compensation tables for a more detailed discussion of our compensation policies and practices.

We are asking for stockholder approval, on an advisory or non-binding basis, of the following resolution:

'**RESOLVED**, that the stockholders of Lam Research Corporation (the Company) hereby approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of SEC Regulation S-K, including the "*Compensation Discussion and Analysis*," the compensation tables and any related narrative disclosure included in the proxy statement.'

Each proxy received by the Proxy Holders will be voted "FOR" the advisory vote to approve the compensation of our named executive officers, unless the stockholder provides other instructions.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement.

We provide for annual advisory votes to approve the compensation of our named executive officers. Unless modified, the next advisory vote to approve our named executive officer compensation will be at the 2024 annual meeting.

Stockholder approval of Proposal No. 2 requires the affirmative vote of the holders of a majority of the outstanding shares of common stock having voting power present, in person or by proxy, at the annual meeting.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY OR NON-BINDING BASIS, OF OUR NAMED EXECUTIVE OFFICER COMPENSATION.**

Proposal No. 3: Advisory Vote to Approve the Frequency of Holding Future Stockholder Advisory Votes on Our Named Executive Officer Compensation, or "Say on Frequency"

Section 14A of the Exchange Act enables our stockholders to indicate, at least once every six years, how frequently we should seek a non-binding advisory vote on our named executive officer compensation. By voting on this Proposal No. 3, stockholders may indicate whether they would prefer to hold a non-binding advisory vote on our named executive officer compensation once every one, two, or three years.

After careful consideration, our compensation and human resources committee and Board have determined that a non-binding advisory vote on our named executive officer compensation that occurs annually is the most appropriate alternative for the Company and our stockholders, and therefore our Board recommends that you vote for a one-year interval for the non-binding advisory vote on our named executive officer compensation, or "Say on Frequency."

We believe that an annual vote will continue to allow our stockholders the ability to frequently communicate to us their position on the compensation of our named executive officers through a non-binding advisory vote on named executive officer compensation. An annual vote further aligns to our annual cash program and the metric that guides that program as well as to our annual granting of long-term equity compensation to the NEOs.

If none of the frequency options (once every "one year", "two years", or "three years") receives a majority vote, we will consider the frequency option that receives the highest number of votes cast by stockholders to be the frequency for the advisory vote on our named executive officer compensation that has been selected by stockholders. However, because this vote is advisory and not binding on the Company, the compensation and human resources committee or the Board, the Board may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on our named executive officer compensation more or less frequently than the option approved by our stockholders, and we will disclose the Board's frequency decision as required by the SEC.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY OR NON-BINDING BASIS, OF HOLDING ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS EVERY "ONE YEAR".**

Proposal No. 4: Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2024

Stockholders are being asked to ratify the appointment of EY as the Company's independent registered public accounting firm for fiscal year 2024. Although the audit committee has the sole authority to appoint the Company's independent registered public accounting firm, as a matter of good corporate governance, the Board submits its selection to our stockholders for ratification. If the stockholders do not ratify the appointment of EY, the audit committee will contemplate whether to reconsider the appointment. Even if the stockholders ratify the appointment, the audit committee may, in its discretion, appoint a different independent auditor at any time if it determines that such change would be in the Company's best interests and in the best interests of our stockholders. EY has been the Company's independent registered public accounting firm (independent auditor) since fiscal year 1981.

Each proxy received by the Proxy Holders will be voted "FOR" the ratification of the appointment of EY, unless the stockholder provides other instructions.

Our audit committee meets periodically with EY to review both audit and non-audit services performed by EY, as well as the fees charged for those services. Among other things, the committee examines the effect that the performance of non-audit services, if any, may have upon the independence of the independent registered public accounting firm. All professional services provided by EY, including non-audit services, if any, are subject to approval by the audit committee in accordance with applicable securities laws, rules, and regulations. For more information, see "*Audit Matters - Audit Committee Report*" and "*Audit Matters - Relationship with Independent Registered Public Accounting Firm*" above.

 A representative of EY is expected to be present at the annual meeting and will have an opportunity to make a statement if they so desire. The representative will also be available to respond to appropriate questions from the stockholders.

Stockholder approval of Proposal No. 4 requires the affirmative vote of the holders of a majority of the outstanding shares of common stock having voting power present, in person or by proxy, at the annual meeting.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2024.**

Other Voting Matters

We are not aware of any other matters to be submitted at the annual meeting. If any other matters properly come before the annual meeting, the Proxy Holders intend to vote the shares they represent as the Board may recommend or, if the Board does not make a recommendation, as the Proxy Holders decide in their reasonable judgment. It is important that your stock holdings be represented at the meeting, regardless of the number of shares you hold. We urge you to complete and return the accompanying proxy card in the enclosed envelope, or vote your shares by telephone or internet, as described in the materials accompanying this proxy statement.

Voting and Meeting Information

Information Concerning Solicitation and Voting

Our Board solicits your proxy for the 2023 Annual Meeting of Stockholders and any adjournment or postponement of the meeting, for the purposes described in the "*Notice of 2023 Annual Meeting of Stockholders.*" The sections below show important details about the annual meeting and voting.

Record Date

Only stockholders of record at the close of business on September 8, 2023 (the "Record Date") are entitled to receive notice of and to vote at the annual meeting.

Shares Outstanding

As of the Record Date, 132,222,362 shares of common stock were outstanding.

Quorum

Stockholders who hold shares representing a majority of our shares of common stock outstanding and entitled to vote on the Record Date must be present in person or represented by proxy to constitute a quorum. A quorum is required to transact business at the annual meeting. Virtual attendance at the annual meeting constitutes presence in person for purposes of a quorum at the annual meeting.

Inspector of Elections

The Company will appoint an inspector of elections to determine whether a quorum is present. The inspector will also tabulate the votes cast at the annual meeting, whether cast in person or by proxy.

Voting by Proxy

Stockholders may direct the Proxy Holders on how to cast votes on their behalf by internet, telephone, or mail, per the instructions on the accompanying proxy card.

Voting at the Meeting

This year's annual meeting will be a virtual meeting. Stockholders of record may vote electronically during the meeting by visiting the meeting website at *virtualshareholdermeeting.com/LRCX2023*. To vote during the meeting, a stockholder will need the 16-digit control number included on their Notice of Internet Access or proxy card. A beneficial owner of shares (i.e. an owner who is not the record holder of their shares) should refer to the voting instructions provided by the beneficial owner's brokerage firm, bank, or other stockholder of record holding such shares for the beneficial owner. Voting electronically during the meeting by a stockholder as described here will replace any previous votes of that stockholder submitted by proxy.

Changing Your Vote

Stockholders of record may change their votes by revoking their proxies at any time before the polls close by (1) submitting a later-dated proxy by the internet, telephone or mail, or (2) submitting a vote electronically during the annual meeting. Before the annual meeting, stockholders of record may also deliver voting instructions to: Lam Research Corporation, Attention: Secretary, 4650 Cushing Parkway, Fremont, California 94538. If a beneficial owner holds shares through a bank or brokerage firm, or another stockholder of record, the beneficial owner must contact the stockholder of record in order to revoke any prior voting instructions.

Voting Instructions

If a stockholder completes and submits proxy voting instructions, the Proxy Holders will follow the stockholder's instructions. If a stockholder votes by means of the proxy solicited by this proxy statement and does not instruct the Proxy Holders how to vote, the Proxy Holders will vote: "FOR" all individuals nominated by the Board; "FOR" approval, on an advisory basis, of our named executive officer compensation; for approval, on an advisory basis, of an every "ONE YEAR" frequency of holding future advisory votes on our named executive officer compensation; and "FOR" the ratification of EY as the Company's independent registered public accounting firm for fiscal year 2024. The Proxy Holders will vote on any other matters properly presented at the annual meeting in accordance with their best judgment.

Voting on Proposals

Pursuant to Proposal No. 1, Board members will be elected at the annual meeting to fill eleven seats on the Board to serve until the next annual meeting of stockholders, and until their respective successors are elected and qualified, under a "majority vote" standard. The majority voting standard means that, even though there are eleven nominees in total for the eleven Board seats, a nominee will be elected only if they receive an affirmative "for" vote from stockholders owning, as of the Record Date, at least a majority of the shares present and voted at the meeting in such nominee's election by proxy or in person. If an incumbent fails to receive the required majority, their previously submitted resignation will be promptly considered by the Board. Each stockholder may cast one vote ("for", "against" or "abstain"), per share held, for each of the eleven nominees. Stockholders may not cumulate votes in the election of directors.

Each share is entitled to one vote on Proposals No. 2, 3 and 4. Votes may be cast "for," "against" or "abstain" on Proposals No. 2 and 4. Approval of Proposals No. 2 and 4 requires the affirmative vote of a majority of the shares of common stock having voting power present, in person or represented by proxy, at the meeting. Votes may be cast for "one year", "two years", "three years" or "abstain" on Proposal No. 3, and the option of one year, two years, or three years that receives the highest number of votes cast will be the frequency of the vote that has been approved by stockholders on an advisory basis, even if that alternative does not receive a majority of the votes cast.

Effect of Abstentions and Broker Non-Votes

Shares voted "abstain" and broker non-votes (shares held by brokers that do not receive voting instructions from the beneficial owner of the shares, and do not have discretionary authority to vote on a matter) will be counted as present for purposes of determining whether we have a quorum. For purposes of voting results, abstentions will have no effect with respect to the election of directors or Proposal No. 3, but will have the effect of "against" votes with respect to other proposals, and broker non-votes will not be counted with respect to any proposal.

Voting by 401(k) Plan Participants

Participants in Lam's Savings Plus Plan, Lam Research 401(k) (the "401(k) Plan") who held Lam common stock in their personal 401(k) Plan accounts as of the Record Date, will receive this proxy statement, so that each participant may vote, by proxy, their interest in Lam's common stock as held by the 401(k) Plan. The 401(k) Plan trustee will aggregate and vote proxies in accordance with the instructions in the proxies of employee participants that it receives.

Voting Results

We will announce preliminary results at the annual meeting. We will report final voting results at *investor.lamresearch.com* and in a Form 8-K to be filed shortly after the annual meeting.

Availability of Proxy Materials

Beginning on September 27, 2023, this proxy statement and the accompanying proxy card and 2023 Annual Report on Form 10-K to Stockholders will be mailed to stockholders entitled to vote at the annual meeting who have designated a preference for a printed copy. Stockholders who previously chose to receive proxy materials electronically were sent an email with instructions on how to access this year's proxy materials and the proxy voting site.

We have also provided our stockholders access to our proxy materials over the internet in accordance with rules and regulations adopted by the SEC. These materials are available on our website at *investor.lamresearch.com*. We will furnish, without charge, a printed copy of these materials and our 2023 Annual Report (including exhibits) on request by telephone (510-572-1615), by mail (to Investor Relations, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538), or by email (to *investor.relations@lamresearch.com*).

A Notice of Internet Availability of Proxy Materials will be mailed beginning on September 27, 2023 to all stockholders entitled to vote at the meeting. The notice will have instructions for stockholders on how to access our proxy materials through the internet and how to request that a printed copy of the proxy materials be mailed to them. The notice will also have instructions on how to elect to receive all future proxy materials electronically or in printed form. If you choose to receive future proxy materials electronically, you will receive an email each year with instructions on how to access the proxy materials and proxy voting site.

Proxy Solicitation Costs

The Company will bear the cost of all proxy solicitation activities. Our directors, officers and other employees may solicit proxies personally or by telephone, email or other communication means, without any cost to Lam Research. We are required to request that brokers and nominees who hold stock in their names furnish our proxy materials to the beneficial owners of the stock, and we must reimburse these brokers and nominees for the expenses of doing so in accordance with statutory fee schedules.

Other Meeting Information

Annual Meeting Admission

All stockholders entitled to vote as of the Record Date are entitled to attend the annual meeting virtually. Stockholders of record may attend the meeting by visiting the meeting website at *virtualshareholdermeeting.com/LRCX2023*. To attend, a stockholder will need the 16-digit control number included on their Notice of Internet Access or proxy card. A beneficial owner of shares (i.e. an owner who is not the record holder of their shares) who wishes to attend the meeting should refer to the instructions provided by the beneficial owner's brokerage firm, bank, or other stockholder of record holding such shares for the beneficial owner.

Asking Questions

Stockholders who wish to submit a question during the annual meeting may log into the virtual meeting platform at *virtualshareholdermeeting.com/LRCX2023*, beginning at 9:00 a.m. Pacific Standard Time on November 7, 2023, type their question where indicated, and click to submit.

We ask that you limit your questions to those that are relevant to the annual meeting or our business. Questions may not be addressed if they are, among other things, irrelevant to our business, related to pending or threatened litigation, disorderly, or repetitious of statements already made. In addition, questions may be grouped by topic by our management. Questions will be addressed during the appropriate portions of the meeting, and we may also respond by posting answers on our website after the annual meeting.

Stockholder Accounts Sharing the Same Last Name and Address; Stockholders Holding Multiple Accounts

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Lam Research stock but who share the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only one copy of our proxy statement and annual report unless one of the stockholders notifies our investor relations department that one or more of them want to receive separate copies. This procedure reduces duplicate mailings and therefore saves printing and mailing costs, as well as natural resources. Stockholders who participate in householding will continue to have access to all proxy materials at *investor.lamresearch.com*, as well as the ability to submit separate proxy voting instructions for each account through the internet or by telephone.

Stockholders holding multiple accounts of Lam common stock may request separate copies of the proxy materials by contacting us by telephone (510-572-1615), by mail (to Investor Relations, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538) or by email (to *investor.relations@lamresearch.com*). Stockholders may also contact us by telephone, mail or email to request consolidation of proxy materials mailed to multiple accounts at the same address.

Stockholder-Initiated Proposals and Nominations for 2024 Annual Meeting

Proposals submitted under SEC rules for inclusion in the Company's proxy statement. Stockholder-initiated proposals (other than director nominations) may be eligible for inclusion in our proxy statement for next year's 2024 annual meeting of stockholders (in accordance with SEC Rule 14a-8) and for consideration at the 2024 annual meeting of stockholders. The Company must receive a stockholder proposal no later than May 30, 2024 for the proposal to be eligible for inclusion. Any stockholder interested in submitting a proposal or nomination is advised to contact legal counsel familiar with the detailed securities law requirements for submitting proposals or nominations for inclusion in a company's proxy statement.

Proposed nominations of directors under Company bylaws for Proxy Access. Our bylaws provide for "Proxy Access." Pursuant to the Proxy Access provisions of our bylaws, a stockholder, or a group of up to 20 stockholders, owning at least 3% of our outstanding common stock continuously for at least three years can nominate and include in our proxy materials director nominees constituting up to the greater of two individuals or 20% of the Board, provided that the stockholders and the nominees satisfy the requirements specified in our bylaws. If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in our proxy statement for the 2024 annual meeting of stockholders pursuant to Proxy Access, all of the information required by our bylaws must be received by the Secretary of the Company no earlier than April 30, 2024, and no later than May 30, 2024.

Proposals and nominations under Company bylaws for presentation at the annual meeting but for which the proponent does not seek to include materials in our proxy statement. Stockholders may also submit proposals for consideration and nominations of director candidates for election at the 2024 annual meeting by following certain requirements set forth in our bylaws. These proposals will not be eligible for inclusion in the Company's proxy statement for the 2024 annual meeting

of stockholders unless they are submitted in compliance with then applicable SEC rules or pursuant to the Proxy Access described above; however, they will be presented for consideration at the 2024 annual meeting of stockholders if the requirements established by our bylaws for stockholder proposals and nominations have been satisfied.

Our bylaws establish requirements for stockholder proposals and nominations not included in our proxy statement to be considered at the annual meeting. Assuming that the 2024 annual meeting of stockholders takes place at roughly the same date next year as the 2023 annual meeting (and subject to any change in our bylaws—which would be publicly disclosed by the Company—and to any provisions of then-applicable SEC rules), a stockholder of record not seeking to include materials in our proxy statement must submit the proposal or nomination in writing and it must be received by the Secretary of the Company no earlier than July 14, 2024, and no later than August 13, 2024.

In addition to satisfying the requirements under our bylaws and providing the information required thereunder to the Company, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act to comply with the universal proxy rules, which notice must be postmarked or transmitted electronically to us at our principal executive offices no later than September 8, 2024. However, if the date of the 2024 annual meeting is changed by more than 30 calendar days from the anniversary date of the 2023 annual meeting, then notice must be provided by the later of 60 calendar days prior to the date of the 2024 annual meeting or the 10th calendar day following the day on which public announcement of the date of the 2024 annual meeting is first made.

For a full description of the requirements for submitting a proposal or nomination, see the Company's bylaws. Submissions or questions should be sent to: Secretary, Lam Research Corporation, 4650 Cushing Parkway, Fremont, California 94538.

By Order of the Board of Directors,

Ava M. Hahn
Secretary

Fremont, California
Dated: September 27, 2023

Appendices

Appendix A—Information Regarding Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). However, the Company's management uses certain non-GAAP financial measures to evaluate the Company's operating and financial results. The Company believes the presentation of non-GAAP results is useful to investors for analyzing business trends and comparing performance to prior periods, along with enhancing investors' ability to view the Company's results from management's perspective. These non-GAAP financial measures are provided as supplemental information to the financial measures the Company discloses that are calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. The Company's definitions of its non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies.

The compensation and human resources committee has elected to use non-GAAP operating income as a percentage of revenue, in connection with assessing and making determinations related to executive compensation matters. Non-GAAP operating income as a percentage of revenue is determined by dividing non-GAAP operating income, which is a non-GAAP financial measure, by revenue, which is a GAAP financial measure. The GAAP measure most directly comparable to non-GAAP operating income is GAAP operating income. Non-GAAP operating income includes adjustments to the most comparable GAAP financial measure, GAAP operating income, to exclude the impact of certain items as further indicated below.

Non-GAAP Operating Income

Non-GAAP operating income is derived from results determined in accordance with GAAP with charges and credits in the following line items excluded from GAAP results:

- for fiscal year 2023: amortization related to intangible assets acquired through certain business combinations; product rationalization costs; restructuring charges; transformational costs; and elective deferred compensation-related liability increase;
- for fiscal year 2022: amortization related to intangible assets acquired through certain business combinations; and elective deferred compensation-related liability decrease; and
- for fiscal year 2021: amortization related to intangible assets acquired through certain business combinations; elective deferred compensation-related liability increase; and product rationalization costs.

GAAP to Non-GAAP Reconciliation

The following are reconciliations of GAAP operating income to non-GAAP operating income, as well as a presentation of GAAP operating income as a percentage of revenue and non-GAAP operating income as a percentage of revenue, for the fiscal years ended June 25, 2023, June 26, 2022, and June 27, 2021:

(UNAUDITED)
(in thousands, except percentages)

	June 25, 2023	June 26, 2022	June 27, 2021
U.S. GAAP operating income	$5,174,860	$5,381,822	$4,482,023
Pre-tax non-GAAP items:			
Amortization related to intangible assets acquired through certain business combinations	15,337	51,822	54,152
Elective deferred compensation-related liability valuation increase (decrease)	22,087	(35,175)	62,238
Restructuring charges, net	120,316	—	—
Product rationalization costs	13,522	—	6,200
Transformational costs	9,178	—	—
Non-GAAP operating income	$5,355,300	$5,398,469	$4,604,613
U.S. GAAP operating income as percent of revenue	29.7%	31.2%	30.6%
Non-GAAP operating income as a percent of revenue	30.7%	31.3%	31.5%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 25, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

Commission file number: 0-12933

LAM RESEARCH CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**94-2634797**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
4650 Cushing Parkway, Fremont, California	**94538**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (510) 572-0200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.001 Per Share	**LRCX**	**The Nasdaq Stock Market**
		(Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the Registrant's Common Stock, $0.001 par value, held by non-affiliates of the Registrant, as of December 25, 2022, the last business day of the most recently completed second fiscal quarter, was $46,244,310,674. Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock has been excluded from this computation based on the assumption that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination of such status for other purposes.

As of August 10, 2023, the Registrant had 132,511,701 outstanding shares of Common Stock.

Documents Incorporated by Reference

Parts of the Registrant's Proxy Statement for the Annual Meeting of Stockholders expected to be held on or about November 7, 2023, are incorporated by reference into Part III of this Form 10-K. Except as expressly incorporated by reference herein, the Registrant's proxy statement shall not be deemed to be part of this report.

LAM RESEARCH CORPORATION
2023 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

With the exception of historical facts, the statements contained in this discussion are forward-looking statements, which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Certain, but not all, of the forward-looking statements in this report are specifically identified as forward-looking, by use of phrases and words such as "believe," "estimated," "anticipate," "expect," "probable," "intend," "plan," "aim," "may," "should," "could," "would," "will," "continue," and other future-oriented terms. The identification of certain statements as "forward-looking" does not mean that other statements not specifically identified are not forward-looking. Forward-looking statements include but are not limited to statements that relate to: trends and opportunities in the global economic environment; trends and opportunities in the semiconductor industry, including in the end markets and applications for semiconductors, and in device complexity; growth or decline in the industry and the market for, and spending on, wafer fabrication equipment; the anticipated levels of, and rates of change in, margins, market share, served available market, capital expenditures, research and development expenditures, international sales, revenue (actual and/or deferred), operating expenses and earnings generally; management's plans and objectives for our current and future operations and business focus; restructuring activities; business process improvements and initiatives; volatility in our quarterly results; the makeup of our customer base; customer and end user requirements and our ability to satisfy those requirements; customer spending and demand for our products and services, and the reliability of indicators of change in customer spending and demand; the effect of variability in our customers' business plans or demand for our products and services; our competition, and our ability to defend our market share and to gain new market share; the success of joint development and collaboration relationships with customers, suppliers, or others; outsourced activities; our supply chain and the role of suppliers in our business, including the impacts of supply chain constraints and material costs; our leadership and competency, and our ability to facilitate innovation; our research and development programs, our ability to create sustainable differentiation; technology inflections in the industry and our ability to identify those inflections and to invest in research and development programs to meet them; our ability to deliver multi-product solutions; the resources invested to comply with evolving standards and the impact of such efforts; changes in state, federal and international tax laws, our estimated annual tax rate and the factors that affect our tax rates; legal and regulatory compliance; the estimates we make, and the accruals we record, in order to implement our critical accounting policies (including but not limited to the adequacy of prior tax payments, future tax benefits or liabilities, and the adequacy of our accruals relating to them); hedging transactions; debt or financing arrangements; our investment portfolio; our access to capital markets; uses of, payments of, and impact of interest rate fluctuations on, our debt; our intention to pay quarterly dividends and the amounts thereof, if any; our ability and intention to repurchase our shares; credit risks; controls and procedures; recognition or amortization of expenses; our ability to manage and grow our cash position; our strategic relevance with our customers; our ability to scale our operations to respond to changes in our business; the value of our patents; the materiality of potential losses arising from legal proceedings; the probability of making payments under our guarantees; the impact of the COVID-19 pandemic, and the sufficiency of our financial resources or liquidity to support future business activities (including but not limited to operations, investments, debt service requirements, dividends, and capital expenditures). Such statements are based on current expectations and are subject to risks, uncertainties, and changes in condition, significance, value, and effect, including without limitation those discussed below under the heading "Risk Factors" within Item 1A and elsewhere in this report and other documents we file from time to time with the Securities and Exchange Commission ("SEC"), such as our quarterly reports on Form 10-Q and our current reports on Form 8-K. Such risks, uncertainties, and changes in condition, significance, value, and effect could cause our actual results to differ materially from those expressed in this report and in ways not readily foreseeable. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based on information currently and reasonably known to us. We do not undertake any obligation to release the results of any revisions to these forward-looking statements, which may be made to reflect events or circumstances that occur after the date of this report or to reflect the occurrence or effect of anticipated or unanticipated events.

Item 1.   *Business*

Incorporated in 1980, Lam Research Corporation ("Lam Research," "Lam," "we," "our," "us," or the "Company") is a Delaware corporation, headquartered in Fremont, California. We maintain a network of facilities throughout Asia, Europe, and the United States in order to meet the needs of our dynamic customer base.

Additional information about Lam Research is available on our website at www.lamresearch.com. The content on any website referred to in this Form 10-K is not a part of or incorporated by reference in this Form 10-K unless expressly noted.

Our Annual Report on Form 10-K, Quarterly Reports on Forms 10-Q, Current Reports on Forms 8-K, Proxy Statements and all other filings we make with the SEC are available on our website, free of charge, as soon as reasonably practical after we file them with or furnish them to the SEC and are also available online at the SEC's website at www.sec.gov.

The Lam Research logo, Lam Research, and all product and service names used in this report are either registered trademarks or trademarks of Lam Research Corporation or its subsidiaries in the United States and/or other countries. All other marks mentioned herein are the property of their respective holders.

We are a global supplier of innovative wafer fabrication equipment and services to the semiconductor industry. We have built a strong global presence with core competencies in areas such as nanoscale applications enablement, chemistry, plasma and fluidics, advanced systems engineering, and a broad range of operational disciplines. Our products and services are designed to help our customers build smaller and better performing devices that are used in a variety of electronic products, including mobile phones, personal computers, servers, wearables, automotive vehicles, and data storage devices.

Our customer base includes leading semiconductor memory, foundry, and integrated device manufacturers ("IDMs") that make products such as non-volatile memory ("NVM"), dynamic random-access memory ("DRAM"), and logic devices. Their continued success is part of our commitment to driving semiconductor breakthroughs that define the next generation. Our core technical competency is integrating hardware, process, materials, software, and process control enabling results on the wafer.

Semiconductor manufacturing, our customers' business, involves the complete fabrication of multiple dies or integrated circuits ("ICs") on a wafer. This involves the repetition of a set of core processes and can require hundreds of individual steps. Fabricating these devices requires highly sophisticated process technologies to integrate an increasing array of new materials with precise control at the atomic scale. Along with meeting technical requirements, wafer processing equipment must deliver high productivity and be cost-effective.

Demand from cloud computing (the "Cloud"), the Internet of Things ("IoT"), and other markets is driving the need for increasingly powerful and cost-efficient semiconductors. At the same time, there are growing technical challenges with traditional two-dimensional scaling. These trends are driving significant inflections in semiconductor manufacturing, such as the increasing importance of vertical scaling strategies like three-dimensional ("3D") architectures as well as multiple patterning to enable shrinks.

We believe we are in a strong position with our leadership and expertise in deposition, etch, and clean to facilitate some of the most significant innovations in semiconductor device manufacturing. Several factors create opportunity for sustainable differentiation for us: (i) our focus on research and development, with several on-going programs relating to sustaining engineering, product and process development, and concept and feasibility; (ii) our ability to effectively leverage cycles of learning from our broad installed base; (iii) our collaborative focus with semi-ecosystem partners; (iv) our ability to identify and invest in the breadth of our product portfolio to meet technology inflections; and (v) our focus on delivering our multi-product solutions with a goal to enhance the value of Lam's solutions to our customers.

We also address processes for back-end wafer-level packaging ("WLP"), which is an alternative to traditional wire bonding and can offer a smaller form factor, increased interconnect speed and bandwidth, and lower power consumption, among other benefits. We offer advanced packaging solutions that support fan-out panel-level packaging, a process in which chips or chiplets are cut from a large format substrate sheet several times the size of a traditional silicon wafer, which increases yield and reduces waste and solutions that meet the need for 3D stacking of high bandwidth memory ("HBM"). In addition, our products are well-suited for related markets that rely on semiconductor processes and require production-proven manufacturing capability, such as complementary metal-oxide-semiconductor image sensors ("CIS") and micro-electromechanical systems ("MEMS").

Our Customer Support Business Group ("CSBG") provides products and services to maximize installed equipment performance, predictability, and operational efficiency. We offer a broad range of services to deliver value throughout the lifecycle of our equipment, including customer service, spares, upgrades, and new and refurbished non-leading edge products in our deposition, etch, and clean markets. Many of the technical advances that we introduce in our newest products are also available as upgrades, which provide customers with a cost-effective strategy for extending the performance and capabilities of their existing wafer fabrication lines. Service offerings include addressing productivity needs for our customers including, but not limited to, system uptime or availability optimization, throughput improvements, and defect reduction. Additionally, within CSBG, our Reliant® product line offers new and refurbished non-leading edge products in deposition, etch and clean markets for those applications that do not require the most advanced wafer processing capability.

Products

Market	Process/Application	Technology	Products
Deposition	Metal Films	Electrochemical Deposition ("ECD") (Copper & Other)	SABRE® family
		Chemical Vapor Deposition ("CVD") Atomic Layer Deposition ("ALD") (Tungsten)	ALTUS® family
	Dielectric Films	Plasma-enhanced CVD ("PECVD") ALD Gapfill High-Density Plasma CVD ("HDP-CVD")	VECTOR® family Striker® family SPEED® family
Etch	Conductor Etch	Reactive Ion Etch	Kiyo® family, Versys® Metal family
	Dielectric Etch	Reactive Ion Etch	Flex® family Vantex® family
	Through-silicon Via ("TSV") Etch	Deep Reactive Ion Etch	Syndion® family
Clean	Wafer Cleaning	Wet Clean	EOS®, DV-Prime®, Da Vinci®, SP Series
	Bevel Cleaning	Dry Plasma Clean	Coronus® family

Deposition Processes and Product Families

Deposition processes create layers of dielectric (insulating) and metal (conducting) materials used to build a semiconductor device. Depending on the type of material and structure being made, different techniques are employed. Electrochemical deposition creates the copper wiring (interconnect) that links devices in an integrated circuit ("IC" or "chip"). Plating of copper and other metals is also used for TSV and WLP applications. Tiny tungsten connectors and thin barriers are made with the precision of chemical vapor deposition and atomic layer deposition, which adds only a few layers of atoms at a time. Plasma-enhanced CVD, high-density plasma CVD, and ALD are used to form the critical insulating layers that isolate and protect all of these electrical structures. Lastly, post-deposition treatments such as ultraviolet thermal processing are used to improve dielectric film properties.

ALTUS® Product Family

Tungsten and/or Molybdenum deposition is used to form conductive features such as contacts, vias, and wordlines on a chip. These features are small, often narrow, and use only a small amount of metal, so minimizing resistance and achieving complete fill can be difficult. At these nanoscale dimensions, even slight imperfections can impact device performance or cause a chip to fail. Our ALTUS® systems combine CVD and ALD technologies to deposit the highly conformal or selective films as needed for advanced tungsten metallization applications in both logic and memory. The Multi-Station Sequential Deposition architecture enables nucleation layer formation and bulk CVD/ALD fill to be performed in the same chamber ("in situ"). Our ALD technologies are used in the deposition of barrier films to achieve high step coverage with reduced thickness at lower temperatures relative to a conventional process.

SABRE® Product Family

Copper deposition lays down the electrical wiring for most semiconductor devices. Even the smallest defect - say, a microscopic pinhole or dust particle - in these conductive structures can impact device performance, from loss of speed to complete failure. The SABRE® ECD product family, which helped pioneer the copper interconnect transition, offers the precision needed for copper damascene manufacturing in logic and memory. System capabilities include cobalt deposition for logic applications and copper deposition directly on various liner materials, which is important for next-generation metallization schemes. For advanced WLP applications, such as forming conductive bumps, redistribution layers, TSV filing, and wafer level bonding, the SABRE® 3D family combines Lam's SABRE Electrofill® technology with additional innovation to deliver the high-quality films needed at high productivity. The modular architecture can be configured with multiple plating and pre/post-treatment cells, providing flexibility to address a variety of packaging applications, including HBM.

SPEED® Product Family

Dielectric gapfill processes deposit critical insulation layers between conductive and/or active areas by filling openings of various aspect ratios between conducting lines and between devices. With advanced devices, the structures being filled can be very tall and narrow. As a result, high-quality dielectric films are especially important due to the ever-increasing possibility of cross-talk and device failure. Our SPEED® HDP-CVD products provide a multiple dielectric film solution for high-quality gapfill with industry-leading throughput and reliability. SPEED® products have excellent particle performance, and their design allows large batch sizes between cleans and faster cleans.

Striker® Product Family

The latest memory, logic, and imaging devices require extremely thin, highly conformal dielectric films for continued device performance improvement and scaling. For example, ALD films are critical for spacer-based multiple patterning schemes where the spacers help define critical dimensions, as well as for insulating liners and gapfill in high aspect ratio features, which have little tolerance for voids and even the smallest defect. The Striker® single-wafer ALD products provide dielectric film solutions for these challenging requirements through application-specific material, process and hardware options that deliver film technology and defect performance.

VECTOR® Product Family

Dielectric film deposition processes are used to form some of the most difficult-to-produce insulating layers in a semiconductor device, including those used in the latest transistors and 3D structures. In some applications, these films require dielectric films to be exceptionally smooth and defect free since slight imperfections are multiplied greatly in subsequent layers. Our VECTOR® PECVD products are designed to provide the performance and flexibility needed to create these enabling structures within a wide range of challenging device applications. As a result of its design, VECTOR® produces superior thin film quality, along with exceptional within-wafer and wafer-to-wafer uniformity.

Etch Processes and Product Families

Etch processes help create chip features by selectively removing dielectric (insulating), metal, silicon and poly silicon (conducting/semiconducting) materials that have been added during deposition. These processes involve fabricating increasingly small, complex, and narrow features using many types of materials. The primary technology, reactive ion etch, bombards the wafer surface with ions (charged particles) to remove material. For the smallest features, atomic-layer etching ("ALE") removes a few atomic layers of material at a time. While conductor etch processes precisely shape critical electrical components like transistors, dielectric etch forms the insulating structures that protect conducting parts.

Flex® Product Family

Dielectric etch carves patterns in insulating materials to create barriers between the electrically conductive parts of a semiconductor device. For advanced devices, these structures can be extremely tall and thin and involve complex, sensitive materials. Slight deviations from the target feature profile - even at the atomic level - can negatively affect electrical properties of the device. To precisely create these challenging structures, our Flex® product family offers differentiated technologies and application-focused capabilities for critical dielectric etch applications. Uniformity, repeatability, and tunability are enabled by a unique multi-frequency, small-volume, confined plasma design. Flex® offers in situ multi-step etch and continuous plasma capability that delivers high productivity with low defectivity.

Vantex® Product Family

Dielectric etch processes remove non-conductive materials during the manufacturing of a semiconductor device. Leading-edge memory devices have especially challenging structures, such as extremely deep holes and trenches, that must be manufactured with tight tolerances. Our latest dielectric etch system, Vantex® creates high aspect ratio device features while maintaining critical dimension ("CD") uniformity and selectivity. Vantex® is part of our Sense.i® platform and offers advanced RF technology and repeatable wafer-to-wafer performance enabled by Equipment Intelligence® to meet the needs of advanced memory manufacturing, primarily in 3D NAND high aspect ratio hole, trench, contact, and capacitor cell applications.

Kiyo® Product Family

Conductor etch helps shape the electrically active materials used in the parts of a semiconductor device. Even a slight variation in these miniature structures can degrade device performance. In fact, these structures are so tiny and sensitive that etch processes push the boundaries of the basic laws of physics and chemistry. Our Kiyo® product family delivers the high-performance capabilities needed to precisely and consistently form these features precisely and with high productivity. Proprietary Hydra technology in Kiyo® products improves CD uniformity by correcting for incoming pattern variability, and atomic-scale variability control with production-worthy throughput is achieved with plasma-enhanced ALE capability.

Syndion® Product Family

Plasma etch processes used to remove single crystal silicon and other materials deep into the wafer are collectively referred to as deep silicon etch. These may be deep trenches for CMOS image sensors, trenches for power and other devices, TSVs for HBM and advanced packaging, and other high aspect ratio features. These are created by etching through multiple materials sequentially, where each new material involves a change in the etch process. The Syndion® etch product family is optimized for deep silicon etch, providing the fast process switching with depth and cross-wafer uniformity control required to achieve precision etch results. The systems support both conventional single-step etch and rapidly alternating process, which minimizes damage and delivers precise depth uniformity.

Versys® Metal Product Family

Metal etch processes play a key role in connecting the individual components that form an IC, such as forming wires and electrical connections. These processes can also be used to drill through metal hardmasks that are used to form the wiring for advanced devices. To enable these critical etch steps, the Versys® Metal product family provides high-productivity capability on a flexible platform. Superior CD, profile uniformity, and uniformity control are enabled by a symmetrical chamber design with independent process tuning features.

Clean Processes and Product Families

Clean techniques are used between manufacturing steps to clear away particles, contaminants, residues and other unwanted material that could later lead to defects and to prepare the wafer surface for subsequent processing. Wet processing technologies can be used for wafer cleaning and etch applications. Plasma bevel cleaning is used to enhance die yield by removing unwanted materials from the wafer's edge that could impact the device area.

Coronus® Product Family

Bevel cleaning removes unwanted masks, residues, and films from the edge of a wafer between manufacturing steps. If not cleaned, these materials become defect sources. For instance, they can flake off and re-deposit on the device area during subsequent processes. Even a single particle that lands on a critical part of a device can ruin the entire chip. By inserting bevel clean processes at strategic points, these potential defect sources can be eliminated and more functional chips produced. By combining the precise control and flexibility of plasma with technology that protects the active die area, the Coronus® bevel clean family cleans the wafer's edge to enhance die yield. The systems provide active die area protection by using plasma processing with proprietary confinement technology. Applications include post-etch, pre- and post-deposition, pre-lithography, and metal film removal to prevent arcing during plasma etch or deposition steps.

DV-Prime®, Da Vinci®, EOS®, and SP Series Product Families

Wafer cleaning is performed repeatedly during semiconductor device manufacturing and is a critical process that affects product yield and reliability. Unwanted microscopic materials - some no bigger than the tiny structures themselves - need to be cleaned effectively. At the same time, these processes must selectively remove residues that are chemically similar to the device films. For advanced WLP, the wet clean steps used between processes that form the package and external wiring have surprisingly complex requirements. These processes are called on to completely remove specific materials and leave other fragile structures undisturbed. In IoT products that include power devices, MEMS and image sensors, there is a unique requirement for wafer backside wet etch to uniformly thin the silicon wafer while protecting the device side of the wafer.

Based on our pioneering single-wafer spin technology, the DV-Prime® and Da Vinci® products provide the process flexibility needed with high productivity to address a wide range of wafer cleaning steps throughout the manufacturing process flow. As the latest of Lam's wet clean products, EOS® delivers exceptionally low on-wafer defectivity and high throughput to address progressively demanding wafer cleaning applications. With a broad range of process capability, our SP Series products deliver cost-efficient, production-proven wet clean and silicon wet etch solutions for challenging WLP and IoT applications.

Fiscal Periods Presented

All references to fiscal years apply to our fiscal years, which ended June 25, 2023, June 26, 2022, and June 27, 2021.

Research and Development

The market for semiconductor capital equipment is characterized by rapid technological change and product innovation. Our ability to achieve and maintain our competitive advantage depends in part on our continued and timely development of new products and enhancements to existing products. Accordingly, we devote a significant portion of our personnel and financial resources to research and development ("R&D") programs and seek to maintain close and responsive relationships with our customers and suppliers.

We believe current challenges for customers at various points in the semiconductor manufacturing process present opportunities for us. We expect to continue to make substantial investments in R&D to meet our customers' product needs, support our growth strategy and enhance our competitive position.

Marketing, Sales, and Service

Our marketing, sales, and service efforts are focused on building long-term relationships with our customers and targeting product and service solutions designed to meet their needs. These efforts are supported by a team of product marketing and sales professionals as well as equipment and process engineers who work closely with individual customers to develop solutions for their wafer processing needs. We maintain ongoing service relationships with our customers and have an extensive network of service engineers in place throughout the United States, China, Europe, India, Japan, Korea, Southeast Asia, and Taiwan. We believe that comprehensive support programs and close working relationships with customers are essential to maintaining high customer satisfaction and our competitiveness in the marketplace.

We provide standard warranties for our systems. The warranty provides that systems will be free from defects in material and workmanship and will conform to agreed-upon specifications. The warranty is limited to repair of the defect or replacement with new or like-new equivalent goods and is valid when the buyer provides prompt notification within the warranty period of the claimed defect or non-conformity and also makes the items available for inspection and repair. We also offer extended warranty packages to our customers to purchase as desired.

International Sales

A significant portion of our sales and operations occur outside the United States ("U.S.") and, therefore, may be subject to certain risks, including but not limited to compliance with U.S. and international laws and regulations, including U.S. export restrictions; tariffs and other barriers; difficulties in staffing and managing non-U.S. operations; adverse tax consequences; foreign currency exchange rate fluctuations; changes in currency controls; and economic and political conditions. Any of these factors may have a material adverse effect on our business, financial position, and results of operations and cash flows. For geographical reporting, revenue is attributed to the geographic location in which the customers' facilities are located. Refer to Note 20 of our Consolidated Financial Statements, included in Part II, Item 8 of this 2023 Form 10-K, for the attribution of revenue by geographic region.

Long-lived Assets

Refer to Note 20 of our Consolidated Financial Statements, included in Part II, Item 8 of this 2023 Form 10-K, for information concerning the geographic locations of long-lived assets.

Customers

Our customers include many of the world's leading semiconductor manufacturers. Customers continue to establish joint ventures, alliances, and licensing arrangements which have the potential to positively or negatively impact our competitive position and market opportunities. Refer to Note 9 of our Consolidated Financial Statements, included in Part II, Item 8 of this report, for information concerning customer concentrations. Our most significant customers during the fiscal years ending June 25, 2023, June 26, 2022, and June 27, 2021 included Intel Corporation; Kioxia Corporation; Micron Technology, Inc.; Samsung Electronics Company, Ltd.; and Taiwan Semiconductor Manufacturing Company. Additionally, SK hynix Inc, and Yangtze Memory Technologies Co., Ltd. were significant customers during the fiscal years ending June 26, 2022, and June 27, 2021.

A material reduction in orders from our customers could adversely affect our results of operations and projected financial condition. Our business depends upon the expenditures of semiconductor manufacturers. Semiconductor manufacturers' businesses, in turn, depend on many factors, including their economic capability, the current and anticipated market demand for ICs, and the availability of equipment capacity to support that demand.

Manufacturing

Our manufacturing operations mainly consist of assembling and testing components, sub-assemblies, and modules that are then integrated into finished systems prior to shipment to or at the location of our customers. The assembly and testing of our products is conducted predominately in cleanroom environments.

We have agreements with third parties to outsource certain aspects of our manufacturing, production warehousing, and logistics functions. These outsourcing contracts may provide us more flexibility to scale our operations up or down in a timely and cost-effective manner. We believe that we have selected reputable providers and have secured their performance on terms documented in written contracts. However, it is possible that one or more of these providers could fail to perform as we expect, and such failure could have an adverse impact on our business and have a negative effect on our operating results and financial condition. Overall, we believe we have effective mechanisms to manage risks associated with our outsourcing relationships. Refer to Note 17 of our Consolidated Financial Statements, included in Part II, Item 8 of this report, for further information concerning our outsourcing commitments, reported as a component of purchase obligations.

Certain components and sub-assemblies that we include in our products may only be obtained from a single supplier. In response to supply chain constraints, we are engaged in efforts to obtain and qualify alternative sources to supply these products and in some circumstances protect against potential supply challenges by carrying inventory in excess of current need. Any prolonged inability to obtain these components could have an adverse effect on our operating results and could unfavorably impact our customer relationships.

Compliance with Government Regulations

As a public company with global operations, we are subject to a variety of governmental regulations across multiple jurisdictions, including those related to export controls, financial and other disclosures, corporate governance, anti-trust, intellectual property, privacy, anti-bribery, anti-corruption, anti-boycott, tax, labor, health and safety, conflict minerals, human trafficking, the management of hazardous materials, and carbon emissions, among others. Each of these regulations imposes costs on our business and has the potential to divert our management's time and attention from revenue-generating and other profit maximizing activities to those associated with compliance. Efforts to comply with new and changing regulations have resulted in, and are likely to continue to result in, decreased net income and increased capital expenditures. If we are alleged or found by a court or regulatory agency not to be in compliance with regulations, we may be subject to fines, restrictions on our actions, reputational damage, and harm to our

competitive position, and our business, financial condition, and/or results of operations could be adversely affected. For additional details, please refer to "Legal, Regulatory and Tax Risks – We Are Exposed to Various Risks from Our Regulatory Environment" in Item 1A: Risk Factors.

Regulations that impact trade, including tariffs, export controls, taxes, trade barriers, sanctions, the termination or modification of trade agreements, trade zones, and other duty mitigation initiatives, have the potential to increase our manufacturing costs, decrease margins, reduce the competitiveness of our products, or inhibit our ability to sell products or purchase necessary equipment and supplies, which could have a material adverse effect on our business, results of operations, or financial conditions. For additional details regarding the impacts of compliance with trade laws and regulations, please refer to "Business and Operational Risks – Our Future Success Depends Heavily on International Sales and the Management of Global Operations" and "Legal, Regulatory and Tax Risks – Our Sales to Customers in China, a Significant Region for Us, Have Been Impacted, and are Likely to be Materially and Adversely Affected by Export License Requirements and Other Regulatory Changes, or Other Governmental Actions in the Course of the Trade Relationship Between the U.S. and China" in Item 1A: Risk Factors.

We are subject to income, transaction, and other taxes in the United States and various foreign jurisdictions that impact our tax rate and profitability. For additional details regarding the impacts of compliance with tax laws and regulations, please refer to "Legal, Regulatory and Tax Risks – Our Financial Results May Be Adversely Impacted by Higher than Expected Tax Rates or Exposure to Additional Tax Liabilities" in Item 1A: Risk Factors.

An important element of our management strategy is to review acquisition prospects that would complement our existing products, augment our market coverage and distribution ability, enhance our technological capabilities, or accomplish other strategic objectives. However, for regulatory reasons, we may not be successful in our attempts to acquire or dispose of businesses, products, or technologies. For additional details regarding the impacts of regulations on acquisitions or dispositions we may attempt, please refer to "Business and Operational Risks – If We Choose to Acquire or Dispose of Businesses, Product Lines, and Technologies, We May Encounter Unforeseen Costs and Difficulties That Could Impair Our Financial Performance" in Item 1A: Risk Factors.

We are subject to a variety of domestic and international governmental regulations related to the handling, discharge, and disposal of toxic, volatile, or otherwise hazardous chemicals. For additional details regarding the impacts of compliance with environmental laws and regulations, please refer to "Legal, Regulatory and Tax Risks – A Failure to Comply with Environmental Regulations May Adversely Affect Our Operating Results" in Item 1A: Risk Factors.

Environmental, Social, and Governance

We strive to incorporate environmental, social and governance ("ESG") considerations into everything we do – from our operations and workplace practices, to how we source our materials and design our products. Our ESG report for calendar year 2022 details, among other items, a number of ESG goals. One such goal is to achieve net zero emissions by 2050, which we intend to achieve in part by meeting a number of interim targets related to our environmental impact. There have been no material impacts to capital expenditures or our results of operations associated with this goal, and there are no material cash commitments associated with the goal as of the fiscal year ended June 25, 2023.

Information contained on our website or in our annual ESG Report is not incorporated by reference into this or any other report we file with the Securities and Exchange Commission, or the SEC. Refer to "Item 1A. Risk Factors" for a discussion of risks and uncertainties we face related to ESG.

Competition

The semiconductor capital equipment industry is characterized by rapid change and is highly competitive throughout the world. To compete effectively, we invest significant financial resources targeted to strengthen and enhance our product and services portfolio and to maintain customer service and support locations globally. Semiconductor manufacturers evaluate capital equipment suppliers in many areas, including but not limited to process performance, productivity, defect control, customer support, and overall cost of ownership, which can be affected by many factors such as equipment design, reliability, software advancements, and similar factors. Our ability to succeed in the marketplace depends upon our ability to manufacture and ship products on a timeline that meets our customers' needs, maintain existing products, and introduce product enhancements and new products that meet customer requirements on a timely basis. In addition, semiconductor manufacturers must make a substantial investment to qualify and integrate new capital equipment into semiconductor production lines. As a result, once a semiconductor manufacturer has selected a particular supplier's equipment and qualified it for production, the manufacturer generally maintains that selection for that specific production application and technology node as long as the supplier's products demonstrate performance to specification in the installed base. Accordingly, we may experience difficulty in selling to a given customer if that customer has qualified a competitor's equipment. We must also continue to meet the expectations of our installed base of customers through the delivery of high-quality and cost-efficient spare parts in the presence of competition from third-party spare parts providers.

We face significant competition with all of our products and services. Our primary competitor in the dielectric and metals deposition market is Applied Materials, Inc. For ALD and PECVD, we also compete against ASM International and Wonik IPS. In the etch market, our primary competitors are Applied Materials, Inc.; Hitachi, Ltd.; and Tokyo Electron, Ltd., and our primary competitors in the wet clean market are Screen Holding Co., Ltd.; Semes Co., Ltd.; and Tokyo Electron, Ltd.

We face competition from a number of established and emerging companies in the industry. We expect our competitors to continue to improve the design and performance of their current products and processes, to introduce new products and processes with enhanced price/performance characteristics, and to provide more comprehensive offerings of products. If our competitors make acquisitions or enter into strategic relationships with leading semiconductor manufacturers, or other entities, covering products similar to those we sell, our ability to sell our products to those customers could be adversely affected. Strategic investments to encourage local semiconductor manufacturing and supply chain in China could increase competition from domestic equipment manufacturers in China. Additionally, the U.S. Government has enacted a number of export controls regulating the sales of certain technologies to customers in China, which provides an advantage to our international competitors. There can be no assurance that we will continue to compete successfully in the future.

Patents and Licenses

Our policy is to seek patents on inventions relating to new or enhanced products and processes developed as part of our ongoing research, engineering, manufacturing, and support activities. We currently hold a number of U.S. and foreign patents and applications covering various aspects of our products and processes. Our patents, which cover material aspects of our past and present core products, have current durations ranging from approximately one to twenty years. We believe that, although the patents we own and may obtain in the future will be of value, they alone will not determine our success. Our success depends principally upon our research and development, engineering, marketing, support, and delivery skills. However, in the absence of patent protection, we may be vulnerable to competitors who attempt to imitate our products, manufacturing techniques, and processes and may be more limited in our ability to exclude competitors than would otherwise be the case. In addition, other companies and inventors may receive patents that contain claims applicable to our products and processes. The sale of products covered by patents of others could require licenses that may not be available on terms acceptable to us, or at all. For further discussion of legal matters, see Item 3, "Legal Proceedings," of this report.

Human Capital

We endeavor to be a great place to work globally by investing in a multi-faceted strategy that is rooted in building an inclusive and diverse workplace. To support our employees, we tailor our programs to meet the unique cultural needs and priorities within different regions around the world.

As of August 10, 2023, we had approximately 17,200 regular full-time employees, of which over 28% were engaged in research and development. Approximately 45% of our regular full-time employees are located in the United States, 48% in Asia, and 7% in Europe.

Inclusion and Diversity

To achieve their full potential, we believe it is important for every employee to feel valued, included, and empowered. We embrace inclusion and diversity ("I&D") and proactively create opportunities to attract, retain, develop, and reward our employees. I&D is one of our strategic focus areas for the company. The three core pillars of our strategy include fostering inclusion, increasing diversity, and sharing our progress. We employ an executive leader of I&D who is responsible for driving our I&D strategy, building partnerships, and aligning with best practices.

Employment, Recruitment and Development

Our talented people are what makes our success possible. Many of our recruitment efforts are carried out through partnerships with key universities. In fact, many of our senior executives began their careers with us right out of college, demonstrating that programs that recruit university students have the potential to contribute to our leadership pipeline. To tap into the best and brightest students, we prioritize core initiatives including an internship program, campus events, and thesis awards and scholarships. We accelerate employee development, broaden career opportunities, and expand professional networks for employees through our mentorship, coaching, and rotation programs. Additionally, we offer leadership development programs which are designed to scale leadership across our business by guiding managers to motivate, inspire, and lead employees through change.

Employee Engagement

Employee engagement (i.e. satisfaction) and voice are critical to Lam's culture. We conduct a global survey at a regular cadence to gather input from employees on culture, I&D, career opportunity, and manager effectiveness. We also solicit employee feedback through in-person and online employee forums, engagement sessions, all-employee meetings, conversations with managers, and our Human Resource Support and Employee Relations programs.

Total Rewards

Our Total Rewards program incorporates a comprehensive compensation and benefits package aimed at supporting employees' financial, physical, and mental well-being. We conduct an annual review of salaries and benefits packages using third-party benchmarking surveys to ensure that our offerings are aligned with the marketplace and attractive to top talent. We offer our employees a competitive 401(k) benefit, an employee stock purchase plan, and annual cash bonuses. Stock awards are offered to executives and select employees.

We recognize the importance of time away from work for personal reasons, and we offer annual paid holidays and time off. Additionally, we offer paid parental leave benefits for parents welcoming a new child to the family through birth, adoption, or foster care placement.

Employee Health and Safety

Prioritizing the health, safety, and well-being of our employees is critical to our ongoing success. We invest in education, awareness, monitoring, and prevention programs to help recognize and control safety hazards. Our goal is to apply our environmental health and safety ("EHS") policies, programs, and response plans to anywhere we operate and to extend them to anyone who works on our sites with the intent to provide a safe environment during both routine and extraordinary circumstances. People managers in field support, manufacturing, R&D, warehouse, and logistics operations undergo formal safety leadership training biannually to enhance their skills in safety management and communication. We screen contractors' safety performance and require contractor compliance with specified safety standards.

We monitor our safety performance at the enterprise, regional, and site levels. By using our global incident tracking system, our corporate EHS team can assess and monitor safety trends to report to business units and executive leadership as a part of quarterly reviews. We maintain multi-site certifications for ISO 45001, the globally recognized standard for occupational health and safety management systems.

Information about our Executive Officers

As of August 10, 2023, the executive officers of Lam Research were as follows:

Name	Age	Title
Timothy M. Archer	56	President and Chief Executive Officer
Douglas R. Bettinger	56	Executive Vice President and Chief Financial Officer
Patrick J. Lord	57	Executive Vice President and Chief Operating Officer
Neil J. Fernandes	56	Senior Vice President, Global Customer Operations
Ava M. Hahn	50	Senior Vice President, Chief Legal Officer and Secretary
Vahid Vahedi	57	Senior Vice President and Chief Technology Officer
Seshasayee (Sesha) Varadarajan	48	Senior Vice President Global Products Group

Timothy M. Archer has been our president and chief executive officer since December 2018. Prior to this, he served as our president and chief operating officer, from January 2018 to November 2018. Mr. Archer joined us in June 2012 as our executive vice president, chief operating officer. Prior to joining us, he spent 18 years at Novellus Systems, Inc., ("Novellus") in various technology development and business leadership roles, including most recently as chief operating officer from January 2011 to June 2012; executive vice president of Worldwide Sales, Marketing, and Customer Satisfaction from September 2009 to January 2011; and executive vice president of the PECVD and Electrofill Business Units from November 2008 to September 2009. His tenure at Novellus also included assignments as senior director of technology for Novellus Systems Japan from 1999 to 2001 and senior director of technology for the Electrofill Business Unit from April 2001 to April 2002. He started his career in 1989 at Tektronix, where he was responsible for process development for high-speed bipolar ICs. Mr. Archer currently serves on the International Board of Directors for SEMI, the global industry association representing the electronics manufacturing and design supply chain. From 2020 to 2022, Mr. Archer served as chairman of the board for the National GEM Consortium, a nonprofit organization that is dedicated to increasing the participation of underrepresented groups at the master's and doctoral levels in engineering and science. Mr. Archer completed the Program for Management Development at the Harvard Graduate School of Business and earned a B.S. degree in applied physics from the California Institute of Technology.

Douglas R. Bettinger is our executive vice president and chief financial officer with responsibility for Finance, Tax, Treasury, and Investor Relations. Prior to joining the Company in 2013, Mr. Bettinger served as senior vice president and chief financial officer of Avago Technologies from 2008 to 2013. From 2007 to 2008, he served as vice president of Finance and corporate controller at Xilinx, Inc., and from 2004 to 2007, he was chief financial officer at 24/7 Customer, a privately held company. Mr. Bettinger worked at Intel Corporation from 1993 to 2004, where he held several senior-level finance positions, including corporate planning and reporting controller and Malaysia site operations controller. Mr. Bettinger currently serves on the Board of Directors of Lattice Semiconductor Corporation, the SEMI Board of Industry Leaders, and the Industrial Advisory Board of the University of Wisconsin School of Engineering. Mr. Bettinger earned an M.B.A. degree in finance from the University of Michigan and a B.S. degree in economics from the University of Wisconsin in Madison.

Patrick J. Lord is our executive vice president and chief operating officer, a position he has held since March 2023. In this role, Dr. Lord is responsible for several functions including, Global Operations; Customer Support; Global Quality; Environmental Health and Safety; Information Technology; and Global Resilience, Security, and Transformation. Dr. Lord previously served as executive vice president of CSBG and Global Operations from September 2020 to February 2023; and senior vice president and general manager of CSBG from December 2016 to September 2020. Prior to that, Dr. Lord held the position of group vice president and deputy general manager of the Global Products Group from September 2013 to December 2016. He served as the head of the Direct Metals, GapFill, Surface Integrity Group, and Integrated Metals ("DGSI") Business Units between June 2012 and September 2013. Prior to

our acquisition of Novellus in June 2012, Dr. Lord was senior vice president and general manager of the DGSI Business Units at Novellus. Additionally, Dr. Lord held the position of senior vice president of Business Development and Strategic Planning. He joined Novellus in 2001 and held a number of other positions, including senior vice president and general manager of the CMP Business Unit, senior director of Business Development, senior director of Strategic Marketing, and acting vice president of Corporate Marketing. Before joining Novellus, Dr. Lord spent six years at KLA-Tencor in various product marketing and management roles. He earned his Ph.D., M.S., and B.S. degrees in mechanical engineering from the Massachusetts Institute of Technology.

Neil J. Fernandes is our senior vice president of Global Customer Operations, a position he has held since March 2023. Previously, he was global vice president of business development and sales operations and held other senior sales and customer-focused leadership positions at Lam. He joined the company in 2012 through the acquisition of Novellus, where he was the vice president of sales operations. Prior to that role, he held range of management positions in product marketing and process engineering at Novellus, Gasonics and Watkins-Johnson. Neil earned an M.S. degree in mechanical engineering from the University of Texas at Austin and a B.E. in mechanical engineering from the Manipal Institute of Technology.

Ava M. Hahn is our senior vice president, chief legal officer and secretary. She joined us in January 2020 and is responsible for global legal matters, ethics and compliance, global trade and government affairs. Prior to joining us, Ms. Hahn served as executive vice president, chief compliance officer, general counsel and secretary of CA Technologies, an enterprise software company, from February 2019 to November 2019 (until its acquisition by Broadcom Corp.), general counsel and secretary of Aruba Networks from April 2013 to June 2016 (until its acquisition by Hewlett Packard Enterprise), general counsel and secretary of ShoreTel, Inc. from 2007 to 2013, and general counsel and secretary of Genesis Microchip from 2002 to 2007. Ms. Hahn also served as general counsel of venture capital firms Kleiner Perkins and Felicis Ventures. She started her career at the law firm of Wilson Sonsini Goodrich & Rosati, where she practiced corporate and securities law. Ms. Hahn earned a J.D. from Columbia Law School and a B.A. in history from the University of California at Berkeley.

Vahid Vahedi is our senior vice president and chief technology officer, a position he has held since March 2023. Dr. Vahedi previously served as senior vice president and general manager of the Etch business unit beginning February 2018; and group vice president of the Etch product group beginning March 2012. Previously, he served as vice president of Etch Business Product Management and Marketing, vice president of Dielectric Etch, vice president of Conductor and 3DIC Etch, and director of Conductor Etch Technology Development. He joined us in 1995. He earned his Ph.D., M.S., and B.S. degrees in electrical engineering and computer science from the University of California at Berkeley.

Sesha Varadarajan is our senior vice president of the Global Products Group, a position he has held since March 2023. Mr. Varadarajan previously served as senior vice president and general manager of the Deposition Business Unit beginning February 2018; and group vice president of the Deposition product group beginning September 2013. Previously, he served as the head of the PECVD/Electrofill Business Unit between June 2012 and September 2013. Prior to our acquisition of Novellus in June 2012, Mr. Varadarajan was senior vice president and general manager of Novellus' PECVD and Electrofill Business Units. He joined Novellus in 1999 as a process engineer with the Electrofill Business Unit and held various roles in that business unit before being appointed director of technology in 2004. Between 2006 and 2008, he worked in the PECVD Business Unit, initially as director of technology, until being promoted to product general manager. In 2009, he returned to the Electrofill Business Unit as vice president and general manager. In mid-2011, he was promoted to senior vice president and general manager, where he was also responsible for the PECVD Business Unit. Mr. Varadarajan earned an M.S. degree in manufacturing engineering and material science from Boston University and a B.S. degree in mechanical engineering from the University of Mysore.

Item 1A. *Risk Factors*

In addition to the other information in this Annual Report on Form 10-K ("2023 Form 10-K"), the following risk factors should be carefully considered in evaluating us and our business because such factors may significantly impact our business, operating results, and financial condition. As a result of these risk factors, as well as other risks discussed in our other SEC filings, our actual results could differ materially from those projected in any forward-looking statements. No priority or significance is intended by, nor should be attached to, the order in which the risk factors appear.

INDUSTRY AND CUSTOMER RISKS

The Semiconductor Capital Equipment Industry Is Subject to Variability and Periods of Rapid Growth or Decline; We Therefore Face Risks Related to Our Strategic Resource Allocation Decisions

The semiconductor capital equipment industry has historically been characterized by rapid changes in demand. Variability in our customers' business plans may lead to changes in demand for our equipment and services, which could negatively impact our results. The variability in our customers' investments during any particular period is dependent on several factors, including but not limited to electronics demand, economic conditions (both general and in the semiconductor and electronics industries), industry supply and demand, prices for semiconductors, and our customers' ability to develop and manufacture increasingly complex and costly semiconductor devices. The changes in demand may require our management to adjust spending and other resources allocated to operating activities.

During periods of rapid growth or decline in demand for our products and services, we face significant challenges in maintaining adequate financial and business controls, management processes, information systems, and procedures for training, assimilating, and managing our workforce, and in appropriately sizing our supply chain infrastructure and facilities, work force, and other components of our business on a timely basis. If we do not adequately meet these challenges during periods of increasing or declining demand, our gross margins and earnings may be negatively impacted.

We continuously reassess our strategic resource allocation choices in response to the changing business environment. If we do not adequately adapt to the changing business environment, we may lack the infrastructure and resources to scale up our business to meet customer expectations and compete successfully during a period of growth, or we may expand our capacity and resources too rapidly and/or beyond what is appropriate for the actual demand environment, resulting in excess fixed costs.

Especially during transitional periods, resource allocation decisions can have a significant impact on our future performance, particularly if we have not accurately anticipated industry changes. Our success will depend, to a significant extent, on the ability of our executive officers and other members of our senior management to identify and respond to these challenges effectively.

Future Declines in the Semiconductor Industry, and the Overall World Economic Conditions on Which It Is Significantly Dependent, Could Have a Material Adverse Impact on Our Results of Operations and Financial Condition

Our business depends on the capital equipment expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits. With the consolidation of customers within the industry, the semiconductor capital equipment market may experience rapid changes in demand driven both by changes in the market generally and the plans and requirements of particular customers. The economic, regulatory, political, and business conditions occurring nationally, globally, or in any of our key sales regions, which are often unpredictable, have historically impacted customer demand for our products and normal commercial relationships with our customers, suppliers, and creditors. Additionally, in times of economic uncertainty, our customers' budgets for our products, or their ability to access credit to purchase them, could be adversely affected. This would limit their ability to purchase our products and services. As a result, changing economic, regulatory, political or business conditions can cause material adverse changes to our results of operations and financial condition, including but not limited to:

- a decline in demand for our products or services;
- an increase in reserves on accounts receivable due to our customers' inability to pay us;
- an increase in reserves on inventory balances due to excess or obsolete inventory as a result of our inability to sell such inventory;
- valuation allowances on deferred tax assets;
- restructuring charges;
- asset impairments including the potential impairment of goodwill and other intangible assets;
- a decline in the value of our investments;
- exposure to claims from our suppliers for payment on inventory that is ordered in anticipation of customer purchases that do not come to fruition;
- a decline in the value of certain facilities we lease to less than our residual value guarantee with the lessor; and
- challenges maintaining reliable and uninterrupted sources of supply.

Fluctuating levels of investment by semiconductor manufacturers may materially affect our aggregate shipments, revenues, operating results, and earnings. Where appropriate, we will attempt to respond to these fluctuations with cost management programs aimed at aligning our expenditures with anticipated revenue streams, which sometimes result in restructuring charges. Even during periods of reduced revenues, we must continue to invest in R&D and maintain extensive ongoing worldwide customer service and support capabilities to remain competitive, which may temporarily harm our profitability and other financial results.

We Have a Limited Number of Key Customers

Sales to a limited number of large customers constitute a significant portion of our overall revenue, shipments, cash flows, collections, and profitability. As a result, the actions of even one customer may subject us to variability in those areas that is difficult to predict. In addition, large customers may be able to negotiate requirements that result in decreased pricing, increased costs, and/or lower margins for us and limitations on our ability to share technology with others. Similarly, significant portions of our credit risk may, at any given time, be concentrated among a limited number of customers so that the failure of even one of these key customers to pay its obligations to us could significantly impact our financial results.

We Face a Challenging and Complex Competitive Environment

We face significant competition from multiple competitors, and with increased consolidation efforts in our industry, as well as the emergence and strengthening of new, regional competitors, we may face increasing competitive pressures. Other companies continue to develop systems and/or acquire businesses and products that are competitive to ours and may introduce new products and product capabilities that may affect our ability to sell and support our existing products. We face a greater risk if our competitors enter into strategic relationships with leading semiconductor manufacturers covering products similar to those we sell or may develop, as this could adversely affect our ability to sell products to those manufacturers.

We believe that to remain competitive we must devote significant financial resources to offer products that meet our customers' needs, to maintain customer service and support centers worldwide, and to invest in product and process R&D. Technological changes and developing technologies have required, and are expected to continue to require, new and costly investments. Certain of our competitors, including those that are created and financially backed by foreign governments, have substantially greater financial resources and more extensive engineering, manufacturing, marketing, and customer service and support resources than we do and therefore have the potential to offer customers a more comprehensive array of products and/or product capabilities and to therefore achieve additional relative success in the semiconductor equipment industry. These competitors may deeply discount or give away products similar to those that we sell, challenging or even exceeding our ability to make similar accommodations and threatening our ability to sell those products. We also face competition from our own customers, who in some instances have established affiliated entities that manufacture equipment similar to ours. In addition, we face competition from companies that exist in a more favorable legal or regulatory environment than we do, who are able to sell products for certain applications at certain customers that we are prohibited from selling to under applicable export controls, allowing the freedom of action in ways that we may be unable to match. In many cases speed to solution is necessary for customer satisfaction and our competitors may be better positioned to achieve these objectives. For these reasons, we may fail to continue to compete successfully worldwide.

In addition, our competitors may be able to develop products comparable or superior to those we offer or may adapt more quickly to new technologies or evolving customer requirements. In particular, while we continue to develop product enhancements that we believe will address future customer requirements, we may fail in a timely manner to complete the development or introduction of these additional product enhancements successfully, or these product enhancements may not achieve market acceptance or be competitive. Accordingly, competition may intensify, and we may be unable to continue to compete successfully in our markets, which could have a material adverse effect on our revenues, operating results, financial condition, and/or cash flows.

Once a Semiconductor Manufacturer Commits to Purchase a Competitor's Semiconductor Manufacturing Equipment, the Manufacturer Typically Continues to Purchase That Competitor's Equipment, Making It More Difficult for Us to Sell Our Equipment to That Customer

Semiconductor manufacturers must make a substantial investment to qualify and integrate wafer processing equipment into a semiconductor production line. We believe that once a semiconductor manufacturer selects a particular supplier's processing equipment, the manufacturer generally relies upon that equipment for that specific production line application for an extended period of time, especially for customers that are more focused on tool reuse. Accordingly, we expect it to be more difficult to sell our products to a given customer for a product line application if that customer initially selects a competitor's equipment for the same product line application.

We Depend on Creating New Products and Processes and Enhancing Existing Products and Processes for Our Success; Consequently, We Are Subject to Risks Associated with Rapid Technological Change

Rapid technological changes in semiconductor manufacturing processes subject us to increased pressure to develop technological advances that enable those processes. We believe that our future success depends in part upon our ability to develop and offer new products with improved capabilities and to continue to enhance our existing products. If new products or existing products have reliability, quality, design, or safety problems, our performance may be impacted by reduced orders, higher manufacturing costs, delays in acceptance of and payment for new products, and additional service and warranty expenses. We may be unable to develop and manufacture products successfully, or products that we introduce may fail in the marketplace. For more than 25 years, the primary driver of technology advancement in the semiconductor industry has been to shrink the lithography that prints the circuit design on semiconductor chips. That driver could be approaching its technological limit, leading semiconductor manufacturers to investigate more complex changes in multiple technologies in an effort to continue technology development. In addition, the emergence of "big data" and new tools such as machine learning and artificial intelligence that capitalize on the availability of large data sets is leading semiconductor manufacturers and equipment manufacturers to pursue new products and approaches that exploit those tools to advance technology development. In the face of uncertainty on which technology solutions will become successful, we will need to focus our efforts on developing the technology changes that are ultimately successful in supporting our customers' requirements. Our failure to develop and offer the correct technology solutions in a timely manner with productive and cost-effective products could adversely affect our business in a material way. Our failure to commercialize new products in a timely manner could result in loss of market share, unanticipated costs, and inventory obsolescence, which would adversely affect our financial results.

In order to develop new products and processes and enhance existing products and processes, we expect to continue to make significant investments in R&D, to investigate the acquisition of new products and technologies, to invest in or acquire such businesses or technologies, and to pursue joint development relationships with customers, suppliers, or other members of the industry. Our investments and acquisitions may not be as successful as we may expect, particularly in the event that we invest in or acquire product lines and technologies that are new to us. We may find that acquisitions are not available to us, for regulatory or other reasons, and that we must therefore limit ourselves to collaboration and joint venture development activities, which do not have the same benefits as acquisitions. Pursuing development through collaboration and/or joint development activities rather than through an acquisition poses substantial challenges for management, including those related to aligning business objectives; sharing confidential information, intellectual property and data; sharing value with third parties; and realizing synergies that might have been available in an acquisition but are not available through a joint development project. We must manage product transitions and joint development relationships successfully, as the introduction of new products could adversely affect our sales of existing products and certain jointly developed technologies may be subject to restrictions on our ability to share that technology with other customers, which could limit our market for products incorporating those technologies. Future technologies, processes, or product developments

may render our current product offerings obsolete, leaving us with non-competitive products, obsolete inventory, or both. Moreover, customers may adopt new technologies or processes to address the complex challenges associated with next-generation devices. This shift may result in a reduction in the size of our addressable markets or could increase the relative size of markets in which we either do not compete or have relatively low market share.

Strategic Alliances and Customer Consolidation May Have Negative Effects on Our Business

Semiconductor manufacturing companies from time to time enter into strategic alliances or consolidate with one another to expedite the development of processes and other manufacturing technologies and/or achieve economies of scale. The outcomes of such an alliance can be the definition of a particular tool set for a certain function and/or the standardization of a series of process steps that use a specific set of manufacturing equipment, while the outcomes of consolidation can lead to an overall reduction in the market for semiconductor manufacturing equipment as customers' operations achieve economies of scale and/or increased purchasing power based on their higher volumes. In certain instances, this could work to our disadvantage if a competitor's tools or equipment become the standard equipment for such functions or processes. Additional outcomes of such consolidation may include our customers re-evaluating their future supplier relationships to consider our competitors' products and/or gaining additional influence over the pricing of products and the control of intellectual property or data.

Similarly, our customers may partner with, or follow the lead of, educational or research institutions that establish processes for accomplishing various tasks or manufacturing steps. If those institutions utilize a competitor's equipment when they establish those processes, it is likely that customers will tend to use the same equipment in setting up their own manufacturing lines. Even if they select our equipment, the institutions and the customers that follow their lead could impose conditions on acceptance of that equipment, such as adherence to standards and requirements or limitations on how we license our proprietary rights, that increase our costs or require us to take on greater risk. These actions could adversely impact our market share and financial results.

BUSINESS AND OPERATIONAL RISKS

Our Revenues and Operating Results Are Variable

Our revenues and operating results may fluctuate significantly from quarter to quarter or year to year due to a number of factors, not all of which are in our control. We manage our expense levels based in part on our expectations of future revenues. Because our operating expenses are based in part on anticipated future revenues, and a certain amount of those expenses are relatively fixed, a change in the timing of recognition of revenue and/or the level of gross profit from a small number of transactions can unfavorably affect operating results in a particular quarter or year. Factors that may cause our financial results to fluctuate unpredictably include but are not limited to:

- legal, tax, accounting, or regulatory changes (including but not limited to changes in import/export regulations and tariffs, such as regulations imposed by the U.S. government restricting exports to China) or changes in the interpretation or enforcement of existing requirements;
- macroeconomic, industry, and market conditions, including those caused by the Russian invasion of Ukraine or bank failures, and geopolitical issues;
- changes in average selling prices, customer mix, and product mix;
- foreign currency exchange rate fluctuations;
- economic conditions in the electronics and semiconductor industries in general and specifically the semiconductor equipment industry;
- the size and timing of orders from customers;
- changes in our deferred revenue balance, including as a result of factors such as volume purchase agreements, multi-year service contracts, back orders, and down payments toward purchases;
- consolidation of the customer base, which may result in the investment decisions of one customer or market having a significant effect on demand for our products or services;
- procurement shortages;
- the failure of our suppliers or outsource providers to perform their obligations in a manner consistent with our expectations;
- manufacturing difficulties;
- customer cancellations or delays in shipments, installations, customer payments, and/or customer acceptances;
- the extent that customers continue to purchase and use our products and services in their business;
- our customers' reuse of existing and installed products, to the extent that such reuse decreases their need to purchase new products or services;
- our ability to develop, introduce, and market new, enhanced, and competitive products in a timely manner;
- our competitors' introduction of new products;
- legal or technical challenges to our products and technologies;
- transportation, communication, demand, information technology, or supply disruptions based on factors outside our control, such as strikes, acts of God, wars, terrorist activities, widespread outbreak of illness, natural or man-made disasters, or climate change;
- management of supply chain risks;
- rising inflation or interest rates; and
- changes in our estimated effective tax rate.

Our Future Success Depends Heavily on International Sales and the Management of Global Operations

Non-U.S. sales, as reflected in Part II Item 7. Results of Operations of this 2023 Form 10-K, accounted for approximately 91%, 92%, and 94% of total revenue in fiscal years 2023, 2022, and 2021, respectively. We expect that international sales will continue to account for a substantial majority of our total revenue in future years.

We are subject to various challenges related to international sales and the management of global operations including, but not limited to:

- domestic and international trade regulations, policies, practices, relations, disputes and issues;
- domestic and international tariffs, export controls and other barriers;
- developing customers and/or suppliers, who may have limited access to capital resources;
- global or national economic and political conditions;
- changes in currency controls;
- differences in the enforcement of intellectual property and contract rights in varying jurisdictions;
- our ability to respond to customer and foreign government demands for locally sourced systems, spare parts, and services and develop the necessary relationships with local suppliers;
- changes in and compliance with U.S. and international laws and regulations affecting foreign operations, including U.S. and international trade restrictions and sanctions, anti-bribery, anti-corruption, anti-boycott, environmental, tax, and labor laws;
- fluctuations in interest and foreign currency exchange rates;
- the need for technical support resources in different locations; and
- our ability to secure and retain qualified people, and effectively manage people, in all necessary locations for the successful operation of our business.

There is inherent risk, based on the complex relationships among China, Japan, Korea, Taiwan, and the United States, that political, diplomatic and national security influences can lead to trade disputes, impacts and/or disruptions, in particular those affecting the semiconductor industry. This can adversely affect our business with China, Japan, Korea, and/or Taiwan and perhaps the entire Asia Pacific region or global economy. A significant trade dispute, impact and/or disruption in any area where we do business could have a materially adverse impact on our future revenue and profits.

Tariffs, export controls, additional taxes, trade barriers, sanctions, the termination or modification of trade agreements, trade zones, and other duty mitigation initiatives, and any reciprocal retaliatory actions, can increase our manufacturing costs, decrease margins, reduce the competitiveness of our products, disrupt our supply chain operations, or inhibit our ability to sell products or provide services, which has had and in the future could have a material adverse effect on our business, results of operations, or financial conditions. Certain of our international sales depend on our ability to obtain export licenses from the U.S. or foreign governments, and our inability to obtain such licenses, or an expansion of the number or kinds of sales for which export licenses are required, has limited and could in the future further limit the market for our products and has had and could in the future have an adverse impact on our revenues. As is discussed below under the heading "Our Sales to Customers in China, a Significant Region for Us, Have Been Impacted, and are Likely to Be Materially and Adversely Affected by Export License Requirements and Other Regulatory Changes, or Other Governmental Actions in the Course of the Trade Relationship Between the U.S. and China," the U.S. government has recently imposed new controls, including expanded export license requirements, that significantly impact trade with China. In addition, the U.S. government has an ongoing process of assessing technologies that may be subject to new or additional export controls, and it is possible that such additional controls, if and when imposed, could further adversely impact our ability to sell our products outside the U.S. The implementation by the U.S. government of broad export controls restricting access to our technology (such as recent controls limiting exports to China) may cause customers with international operations to reconsider their use of and reliance on our products, which could adversely impact our future revenue and profits. Furthermore, there are risks that foreign governments may, among other things, take retaliatory actions; insist on the use of local suppliers; compel companies to partner with local companies to design and supply equipment on a local basis, requiring the transfer of intellectual property rights and/or local manufacturing; utilize their influence over their judicial systems to respond to intellectual property disputes or issues; and provide special incentives to government-backed local customers to buy from local competitors, even if their products are inferior to ours; all of which could adversely impact our revenues and margins.

We are exposed to potentially adverse movements in foreign currency exchange rates. The majority of our sales and expenses are denominated in U.S. dollars. However, we are exposed to foreign currency exchange rate fluctuations primarily related to revenues denominated in Japanese yen and expenses denominated in euro, Korean won, Malaysian ringgit, and Indian rupee. Further, in periods in which the U.S. dollar is strong relative to the local currencies of our international customers, this can potentially reduce demand for our products, which may compound the adverse effect of foreign exchange translation on our revenue. Currently, we hedge certain anticipated foreign currency cash flows, primarily anticipated revenues denominated in Japanese yen and expenses dominated in euro, Korean won, Malaysian ringgit, and Indian rupee. In addition, we enter into foreign currency hedge contracts to minimize the short-term impact of the foreign currency exchange rate fluctuations on certain foreign currency denominated monetary assets and liabilities, primarily third-party accounts receivables, accounts payables, and intercompany receivables and payables. We believe these are our primary exposures to currency rate fluctuation. We expect to continue to enter into hedging transactions, for the purposes outlined, for the foreseeable future. However, these hedging transactions may not achieve their desired effect because differences between the actual timing of the underlying exposures and our forecasts of those exposures may leave us either over or under hedged on any given transaction. Moreover, by hedging these foreign currency denominated revenues, expenses, monetary

assets, and liabilities, we may miss favorable currency trends that would have been advantageous to us but for the hedges. Additionally, we are exposed to short-term foreign currency exchange rate fluctuations on non-U.S. dollar-denominated monetary assets and liabilities (other than those currency exposures previously discussed), and currently we do not enter into foreign currency hedge contracts against these exposures. In addition, our currency hedges do not necessarily mitigate the potential negative impact of a strong U.S. dollar on demand for our products. Therefore, we are subject to potential unfavorable foreign currency exchange rate fluctuations to the extent that we transact business (including intercompany transactions) in these currencies.

The magnitude of our overseas business also affects where our cash is generated. Certain uses of cash, such as share repurchases, payment of dividends, or the repayment of our notes, can usually only be made with onshore cash balances. Since the majority of our cash is generated outside of the United States, this may impact certain business decisions and outcomes.

Our Business Relies on Technology, Data, Intellectual Property and Other Sensitive Information That is Susceptible to Cybersecurity and Other Threats or Incidents

Our business is dependent upon the use and protection of technology, data, intellectual property and other sensitive information, which may be owned by, or licensed to, us or third parties, such as our customers and vendors. We maintain and rely upon certain critical information systems for the creation, transmission, use and storage of much of this information, and for the effective operation of our business. These information systems include but are not limited to, telecommunications, the Internet, our corporate intranet, various computer hardware and software applications, (some of which may be integrated into the products that we sell or be required in order to provide the services that we offer), network communications, and email. These information systems may be owned and maintained by us, our outsourced providers, or third parties such as vendors, contractors, customers and Cloud providers. In addition, we make use of Software-as-a-Service (SaaS) products for certain important business functions that are provided by third parties and hosted on their own networks and servers, or third-party networks and servers, all of which rely on networks, email and/or the Internet for their function.

The technology, data, intellectual property and other sensitive information we seek to protect are subject to loss, release, misappropriation or misuse, and the information systems containing or transmitting such technology, data, intellectual property and other sensitive information are subject to disruption, breach or failure, in each case as a result of various possible causes. Such causes may include mistakes or unauthorized actions by our employees or contractors, phishing schemes and other third-party attacks, and degradation or loss of service or access to data due to viruses, malware, denial of service attacks, destructive or inadequate code, power failures, or physical damage to computers, hard drives, communication lines, or networking equipment. Such causes may also include the use of techniques that change frequently or may be disguised or difficult to detect, or designed to remain dormant until a triggering event, or that may continue undetected for an extended period of time.

We have experienced cybersecurity and other threats and incidents in the past. Although past threats and incidents have not resulted in a material adverse effect, we may incur material losses related to cybersecurity and other threats or incidents in the future. If we were subject to a cybersecurity or other incident, it could have a material adverse effect on our business. Such adverse effects might include:

- loss of (or inability to access, e.g. through ransomware) confidential and/or sensitive information stored on these critical information systems or transmitted to or from those systems;
- the disruption of the proper function of our products, services and/or operations;
- the failure of our or our customers' manufacturing processes;
- errors in the output of our work or our customers' work;
- the loss or public exposure of the personal or other confidential information of our employees, customers or other parties;
- the public release of customer financial and business plans, customer orders and operational results;
- exposure to claims from our employees or third parties who are adversely impacted by such incidents;
- misappropriation or theft of our or a customer's, supplier's or other party's assets or resources, including technology data, intellectual property or other sensitive information and costs associated therewith;
- reputational damage;
- diminution in the value of our investment in research, development and engineering; or
- our failure to meet, or violation of, regulatory or other legal obligations, such as the timely publication or filing of financial statements, tax information and other required communications.

While we have implemented ISO 27001 compliant security procedures and virus protection software, intrusion prevention systems, identity and access control, and emergency recovery processes, and we carefully select our third-party providers of information systems, to mitigate risks to the information systems that we rely on and to the technology, data, intellectual property and other sensitive information we seek to protect, those security procedures and mitigation and protection systems cannot be guaranteed to be fail-safe, and we may still suffer cybersecurity and other incidents. It has been difficult and may continue to be difficult to hire and retain employees with substantial cybersecurity acumen. In addition, there have been and may continue to be instances of our policies and procedures not being effective in enabling us to identify risks, threats and incidents in a timely manner, or at all, or to respond expediently, appropriately and effectively when incidents occur and repair any damage caused by such incidents, and such occurrences could have a material adverse effect on our business.

We May Not Achieve the Expected Benefits of Our Restructuring Plans and Business Transformation Initiatives, and These Efforts Could Have a Material Adverse Effect on Our Business, Operations, Financial Condition, Results of Operations and Competitive Position

In January 2023 we announced that we are implementing a restructuring plan consisting of a workforce reduction, and that we anticipate undertaking, and may in the future undertake, additional business restructuring, realignment and transformation initiatives. We expect to incur material costs and charges in connection with these plans and initiatives. While the restructuring plan is intended to better align our cost structure with the current economic environment and future business opportunities, and our anticipated transformation initiatives have the goal of strengthening our operations and achieving operational efficiencies, there can be no assurance that we will be successful in these plans and initiatives. Implementation of these plans and initiatives may be costly and disruptive to our business, we may not be able to complete them at the cost or within the time frame contemplated, and we may not be able to obtain the anticipated benefits within the projected timing or at all. Restructuring and transformation may adversely affect our internal programs and our ability to recruit and retain skilled and motivated personnel, may result in a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, may require a significant amount of management and other employees' time and focus, and may be distracting to employees and management, which may divert attention from operating and growing our business. Additionally, reductions in our workforce may cause a reduction in our production output capabilities which could impact our ability to manufacture or ship products to customers within a mutually beneficial timeline. If we fail to achieve some or all of the expected benefits, it could have a material adverse effect on our business, operations, financial condition, results of operations and competitive position. For more information about our restructuring plan, see Note 22 of our Consolidated Financial Statements in Part II, Item 8 of this 2023 Form 10-K.

Disruptions to Our Supply Chain and Outsource Providers Could Impact Our Ability to Meet Demand, Increase Our Costs, and Adversely Impact Our Revenue and Operating Results

Our supply chain has played and will continue to play a key role in our product development, manufacturing operations, field installation and support. Our business depends on our timely supply of products and services to meet the demand from our customers, which depends in significant part on the timely delivery of parts, materials and services, including components and subassemblies, from our direct suppliers to us, and to our direct suppliers by other companies. In addition, outsource providers have played and will continue to play a key role both in the manufacturing and customer-focused operations described above, and in many of our transactional and administrative functions, such as information technology, facilities management, and certain elements of our finance organization. These providers and suppliers might suffer financial setbacks, be acquired by third parties, become subject to exclusivity arrangements that preclude further business with us, or be unable to meet our requirements or expectation due to their independent business decisions or force majeure events that could interrupt or impair their continued ability to perform as we expect. We may also experience significant interruptions of our manufacturing operations, delays in our ability to deliver or install products or perform services or to recognize revenue, increased costs or customer order cancellations as a result of:

- the failure or inability to accurately forecast demand and obtain sufficient quantities of quality parts on a cost-effective basis;
- volatility in the availability and cost of parts, materials or services, including increased costs due to rising inflation or interest rates or other market conditions;
- difficulties or delays in obtaining required import or export approvals;
- shipment delays and increased costs of shipment due to transportation interruptions, capacity constraints, or fuel shortages;
- shortages of semiconductor or other components or materials as a result of increases in demand;
- information technology or infrastructure failures, including those of a third-party supplier or service provider; and
- transportation or supply disruptions based on factors outside our control, such as strikes, acts of God, wars, terrorist activities, widespread outbreak of illness, natural or man-made disasters, or climate change.

Demand for electronic products and other factors, such as the COVID-19 pandemic, have resulted in, and may in the future result in, a shortage of parts, materials and services needed to manufacture, deliver and install our products, as well as delays in and unpredictability of shipments due to transportation interruptions. Such shortages, delays and unpredictability have adversely impacted, and may in the future impact, our suppliers' ability to meet our demand requirements. Difficulties in obtaining sufficient and timely supply of parts, materials or services, and delays in and unpredictability of shipments due to transportation interruptions, have adversely impacted, and may in the future adversely impact, our manufacturing operations and our ability to meet customer demand. In addition, difficulties in obtaining parts, materials or services necessary to deliver or install products or perform services have adversely impacted, and may in the future adversely impact, our ability to recognize revenue, our gross margins on the revenue we recognize, and our other operating results. Although we are endeavoring to pass along some of the impact of increased costs to our customers to counteract adverse impacts to our gross margins and other operating results, such measures could be unsuccessful, or could have the effect of reducing demand, which would adversely impact our revenue.

Further, increased restrictions imposed on a class of chemicals known as per- and polyfluoroalkyl substances ("PFAS"), which are widely used in a large number of products, including parts and materials that are incorporated into our products, may negatively impact our supply chain due to the potentially decreased availability, or non-availability, of PFAS-containing products. Proposed regulations under consideration could require that we transition away from the usage of PFAS-containing products, which could adversely impact our business, operations, revenue, costs, and competitive position. There is no assurance that suitable replacements for PFAS-containing parts and materials will be available at similar costs, or at all.

Although we attempt to select reputable providers and suppliers and we attempt to secure their performance on terms documented in written contracts, it is possible that one or more of these providers or suppliers could fail to perform as we expect, or fail to secure or protect intellectual property rights, and such failure could have an adverse impact on our business. In some cases, the requirements of our business mandate that we obtain certain components and sub-assemblies included in our products from a single supplier or a limited group of suppliers. Where practical, we endeavor to establish alternative sources to mitigate the risk that the failure of any single provider or supplier will adversely affect our business, but this is not feasible in all circumstances. Some key parts are subject to long lead-times or available only from a single supplier or limited group of suppliers, and some sourcing or subassembly is provided by suppliers located in countries other than the countries where we conduct our manufacturing. There is therefore a risk that a prolonged inability to obtain certain components or secure key services could impair our ability to manage operations, ship products, and generate revenues, which could adversely affect our operating results and damage our customer relationships.

The COVID-19 Pandemic Adversely Impacted, and May in the Future Adversely Impact, Our Business, Operations, and Financial Results

The COVID-19 pandemic and efforts by national, state and local governments worldwide to control its spread resulted in measures aimed at containing the disease such as quarantines, travel bans, shutdowns, and shelter in place or "stay at home" orders, which collectively significantly restricted the movement of people and goods and the ability of businesses to operate. These restrictions and measures, incidents of confirmed or suspected infections within our workforce or those of our suppliers or other business partners, and our efforts to act in the best interests of our employees, customers, and suppliers, affected and in the future may affect our business and operations by, among other things, causing facility closures, production delays and capacity limitations; disrupting production by our supply chain; disrupting the transport of goods from our supply chain to us and from us to our customers; requiring modifications to our business processes; requiring the implementation of business continuity plans; requiring the development and qualification of alternative sources of supply; requiring the implementation of social distancing measures that impede manufacturing processes; disrupting business travel; disrupting our ability to staff our on-site manufacturing and research and development facilities; delaying capital expansion projects; and necessitating teleworking by portions of our workforce. These impacts caused and in the future may cause delays in product shipments and product development, increases in costs, and decreases in revenue, profitability and cash from operations, which caused and in the future may cause an adverse effect on our results of operations that may be material. The pandemic resulted at various times in significant disruption of global financial markets, increases in levels of unemployment, and economic uncertainty, which adversely impacted our business and may do so in the future, and may lead to significant negative impacts on customer spending, demand for our products, the ability of our customers to pay, our financial condition and the financial condition of our suppliers, and our access to external sources of financing to fund our operations and capital expenditures.

We Face Risks Related to the Disruption of Our Primary Manufacturing and R&D Facilities

While we maintain business continuity plans, our manufacturing and R&D facilities are concentrated in a limited number of locations. These locations are subject to disruption for a variety of reasons, such as natural or man-made disasters, widespread outbreaks of illness, war, terrorist activities, political or governmental unrest or instability, disruptions of our information technology resources, utility interruptions, the effects of climate change, or other events beyond our control. Such disruptions may cause delays in developing or shipping our products, in engaging with customers on new product applications, or in supporting customers, which could result in the loss of business or customer trust, adversely affecting our business and operating results.

We Are Subject to Risks Relating to Product Concentration and Lack of Product Revenue Diversification

We derive a substantial percentage of our revenues from a limited number of products. Our products are priced up to the tens of millions of dollars per system. As a result, the inability to recognize revenue on even a few systems can cause a significantly adverse impact on our revenues for a given quarter, and, in the longer term, the continued market acceptance of these products is critical to our future success. Our business, operating results, financial condition, and cash flows could therefore be adversely affected by:

- a decline in demand for even a limited number of our products;
- a failure to achieve continued market acceptance of our key products;
- export restrictions or other regulatory or legislative actions that could limit our ability to sell those products to key customers or customers within certain markets;
- an improved version of products being offered by a competitor in the markets in which we participate;
- increased pressure from competitors that offer broader product lines;
- increased pressure from regional competitors;
- technological changes that we are unable to address with our products; or
- a failure to release new or enhanced versions of our products on a timely basis.

In addition, the fact that we offer limited product lines creates the risk that our customers may view us as less important to their business than our competitors that offer additional products and/or product capabilities, including new products that take advantage of "big data" or other new technologies such as machine learning and artificial intelligence. This may impact our ability to maintain or expand our business with certain customers. Such product concentration may also subject us to additional risks associated with technology changes. Our business is affected by our customers' use of our products in certain steps in their wafer fabrication processes. Should technologies change so that the manufacture of semiconductors requires fewer steps using our products, this could have a larger impact on our business than it would on the business of our less concentrated competitors.

We May Fail to Protect Our Critical Proprietary Technology Rights, Which Could Affect Our Business

Our success depends in part on our proprietary technology and our ability to protect key components of that technology through patents, copyrights, trade secrets and other forms of protection. Protecting our key proprietary technology helps us achieve our goals of developing technological expertise and new products and systems that give us a competitive advantage; increasing market penetration and growth of our installed base; and providing comprehensive support and service to our customers. As part of our strategy to protect our technology, we currently hold a number of U.S. and foreign patents and pending patent applications, and we keep certain information, processes, and techniques confidential and/or as trade secrets. However, other parties may challenge or attempt to invalidate or circumvent any patents the U.S. or foreign governments issue to us; these governments may fail to issue patents for pending applications; or we may lose trade secret protection over valuable information due to our or third parties' intentional or unintentional actions or omissions or even those of our own employees. Additionally, intellectual property litigation can be expensive and time-consuming and even when patents are issued, or trade secret processes are followed, the legal systems in certain of the countries in which we do business might not enforce patents and other intellectual property rights as rigorously or effectively as the United States or may favor local entities in their intellectual property enforcement. The rights granted or anticipated under any of our patents, pending patent applications, or trade secrets may be narrower than we expect or, in fact, provide no competitive advantages. Moreover, because we selectively file for patent protection in different jurisdictions, we may not have adequate protection in all jurisdictions based on such filing decisions. Any of these circumstances could have a material adverse impact on our business.

Our Ability to Attract, Retain, and Motivate Key Employees Is Critical to Our Success

Our ability to compete successfully depends in large part on our ability to attract, retain, and motivate key employees with the appropriate skills, experiences and competencies. This is an ongoing challenge due to intense competition for top talent, fluctuations in industry or business economic conditions, as well as increasing geographic expansion, and these factors in combination may result in cycles of hiring activity and workforce reductions. Our success in hiring depends on a variety of factors, including the attractiveness of our compensation and benefit programs, global economic or political and industry conditions, our organizational structure, global competition for talent and the availability of qualified employees, the availability of career development opportunities, the ability to obtain necessary authorizations for workers to provide services outside their home countries, and our ability to offer a challenging and rewarding work environment. We periodically evaluate our overall compensation and benefit programs and make adjustments, as appropriate, to maintain or enhance their competitiveness. If we are not able to successfully attract, retain, and motivate key employees, we may be unable to capitalize on market opportunities and our operating results may be materially and adversely affected.

If We Choose to Acquire or Dispose of Businesses, Product Lines, and Technologies, We May Encounter Unforeseen Costs and Difficulties That Could Impair Our Financial Performance

An important element of our management strategy is to review acquisition prospects that would complement our existing products, augment our market coverage and distribution ability, enhance our technological capabilities, or accomplish other strategic objectives. As a result, we may seek to make acquisitions of complementary companies, products, or technologies, or we may reduce or dispose of certain product lines or technologies that no longer fit our long-term strategies. For regulatory or other reasons, we may not be successful in our attempts to acquire or dispose of businesses, products, or technologies, resulting in significant financial costs, reduced or lost opportunities, and diversion of management's attention. Managing an acquired business, disposing of product technologies, or reducing personnel entails numerous operational and financial risks, including difficulties in assimilating acquired operations and new personnel or separating existing business or product groups, diversion of management's attention away from other business concerns, amortization of acquired intangible assets, adverse customer reaction to our decision to cease support for a product, and potential loss of key employees or customers of acquired or disposed operations. There can be no assurance that we will be able to achieve and manage successfully any such integration of potential acquisitions, disposition of product lines or technologies, or reduction in personnel, or that our management, personnel, or systems will be adequate to support continued operations. Any such inabilities or inadequacies could have a material adverse effect on our business, operating results, financial condition, and/or cash flows.

In addition, any acquisition could result in changes such as potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, the amortization of related intangible assets, and goodwill impairment charges, any of which could materially adversely affect our business, financial condition, results of operations, cash flows, and/or the price of our Common Stock.

LEGAL, REGULATORY AND TAX RISKS

Our Sales to Customers in China, a Significant Region for Us, Have Been Impacted, and are Likely to Be Materially and Adversely Affected by Export License Requirements and Other Regulatory Changes, or Other Governmental Actions in the Course of the Trade Relationship Between the U.S. and China

China represents a large and fast-developing market for the semiconductor equipment industry and therefore is important to our business. Revenue in China, which includes global customers and domestic Chinese customers with manufacturing facilities in China, represented approximately 26%, 31%, and 35% of our total revenue for fiscal years 2023, 2022, and 2021, respectively. The U.S. and China have historically had a complex relationship that has included actions that have impacted trade between the two countries. Recently, these actions have included an expansion of export license requirements imposed by the U.S. government, which have limited the market for our products, adversely impacted our revenues, and increased our exposure to foreign competition,

and could potentially do so to an even greater extent in the future. Most recently, the U.S. government has enacted new rules aimed at restricting China's ability to manufacture advanced semiconductors, which include restrictions on exports, reexports or transfers to, or shipping, transmitting, transferring, or facilitating such movement to, or performing services at, customer facilities in China engaged in certain technology end-uses, without appropriate authorizations obtained from U.S. authorities. In addition, the U.S. Department of Commerce has enacted new rules that have expanded export license requirements for U.S. companies to sell certain items to companies and other end-users in China that are designated as military end-users or have operations that could support military end uses; has added additional Chinese companies to its restricted entity list and unverified list under suspicion of military-civil fusion, support of Russia, or other factors associated with a broadening scope of national security concerns (including Semiconductor Manufacturing International Corporation, or SMIC, and related entities, and Yangtze Memory Technologies Co., Ltd., or YMTC, and related entities); and has expanded an existing rule (referred to as the foreign direct product rule) in a manner that could cause foreign-made wafers, chipsets, and certain related items produced with many of our products to be subject to U.S. licensing requirements if Huawei Technologies Co. Ltd ("Huawei") or its affiliates are parties to a transaction involving the items. These rules have required and may require us to apply for and obtain additional export licenses to supply certain of our products to customers in China, such as SMIC, YMTC and ChangXin Memory Technologies, Inc., and there is no assurance that we will be issued licenses that we apply for on a timely basis or at all. In addition, our customers (including but not limited to Chinese customers) may require U.S. export licenses for the use of our products in order to manufacture products, including semiconductor wafers and integrated circuits, for those of their customers (i.e. Huawei and its affiliates) that are subject to the expanded foreign direct product rule, which may adversely impact the demand for our products. The U.S. Department of Commerce could in the future add additional Chinese companies to its restricted entity list or unverified list or take other actions that could expand licensing requirements or otherwise impact the market for our products and our revenue. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain and evolving, and these rules, other regulatory actions or changes, and other actions taken by the governments of either the U.S. or China, or both, that have occurred and may occur in the future could materially and adversely affect our results of operations.

We Are Exposed to Various Risks from Our Regulatory Environment

We are subject to various risks related to (1) new, different, inconsistent, or even conflicting laws, rules, and regulations that may be enacted by legislative or executive bodies and/or regulatory agencies in the countries that we operate; (2) disagreements or disputes related to international trade; and (3) the interpretation and application of laws, rules, and regulations. As a public company with global operations, we are subject to the laws of multiple jurisdictions and the rules and regulations of various governing bodies, including those related to export controls, financial and other disclosures, corporate governance, privacy, anti-corruption, such as the Foreign Corrupt Practices Act and other local laws prohibiting corrupt payments to governmental officials, anti-boycott compliance, conflict minerals or other social responsibility legislation, immigration or travel regulations, antitrust regulations, and laws or regulations relating to carbon emissions, as well as other laws or regulations imposed in response to climate change concerns, among others. Each of these laws, rules, and regulations imposes costs on our business, including financial costs and potential diversion of our management's attention associated with compliance, and may present risks to our business, including potential fines, restrictions on our actions, and reputational damage if we do not fully comply.

To maintain high standards of corporate governance and public disclosure, we intend to invest appropriate resources to comply with evolving standards. Changes in or ambiguous interpretations of laws, regulations, and standards may create uncertainty regarding compliance matters. Efforts to comply with new and changing regulations have resulted in, and are likely to continue to result in, reduced operating income, and a diversion of management's time and attention from revenue-generating activities to compliance activities. If we are found by a court or regulatory agency not to be in compliance with the laws and regulations, our business, financial condition, and/or results of operations could be adversely affected.

Intellectual Property, Indemnity, and Other Claims Against Us Can Be Costly and We Could Lose Significant Rights That Are Necessary to Our Continued Business and Profitability

Third parties may assert infringement, misappropriation, unfair competition, product liability, breach of contract, or other claims against us. From time to time, other persons send us notices alleging that our products infringe or misappropriate their patent or other intellectual property rights. In addition, law enforcement authorities may seek criminal charges relating to intellectual property or other issues. We also face risks of claims arising from commercial and other relationships. In addition, our bylaws and other indemnity obligations provide that we will indemnify officers and members of our Board of Directors against losses that they may incur in legal proceedings resulting from their service to us. From time to time, in the normal course of business, we indemnify third parties with whom we enter into contractual relationships, including customers and suppliers, with respect to certain matters. We have agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that our products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. In such cases, it is our policy either to defend the claims or to negotiate licenses or other settlements on commercially reasonable terms. However, we may be unable in the future to negotiate necessary licenses or reach agreement on other settlements on commercially reasonable terms, or at all, and any litigation resulting from these claims by other parties may materially and adversely affect our business and financial results, and we may be subject to substantial damage awards and penalties. Moreover, although we have insurance to protect us from certain claims and cover certain losses to our property, such insurance may not cover us for the full amount of any losses, or at all, and may be subject to substantial exclusions and deductibles.

Our Financial Results May Be Adversely Impacted by Higher than Expected Tax Rates or Exposure to Additional Tax Liabilities

We are subject to income, transaction, and other taxes in the United States and various foreign jurisdictions, and significant judgment is required to determine worldwide tax liabilities. The amount of taxes we pay is subject to ongoing audits in various jurisdictions, and a material assessment by a governing tax authority could affect our profitability. As a global company, our effective tax rate is highly dependent upon the geographic composition of worldwide earnings and tax regulations governing each region. Changes in the split of earnings between countries with differing statutory tax rates, in the valuation allowance of deferred tax assets, in tax laws, in material audit assessments, or in expirations of agreements with tax authorities could adversely affect our effective tax rate. In particular, the carrying value of deferred tax assets, which are predominantly in the United States, is dependent upon our ability to generate future taxable income in the United States.

On August 16, 2022, the Inflation Reduction Act (the "IRA") was signed into law. In general, the provisions of the IRA will be effective beginning with our fiscal year 2024, with certain exceptions. The IRA includes a new 15% corporate minimum tax. We have evaluated the potential impacts of the IRA and do not expect it to have a material impact on our effective tax rate. However, we expect future guidance from the Treasury Department and will further analyze when the guidance is issued.

Recommendations made by the Organization for Economic Co-operation and Development's Base Erosion and Profit Shifting 2.0 ("BEPS 2.0") project have the potential to lead to changes in the tax laws in numerous countries, including the implementation of a global minimum tax. Several countries around the world have enacted or proposed changes to their existing tax laws based on these recommendations. As each country in which we operate evaluates their alignment with the recommendations, the timing and ultimate impact of any such changes on our effective tax rate remain uncertain. When fully enacted, such changes could have a material impact on our effective tax rate. We will continue to monitor the progress of the BEPS 2.0 implementation.

In addition, the U.S. has made several corporate income tax proposals, including changes in the taxation of non-U.S. income. If enacted, such changes could have a material impact on our effective tax rate.

Increasing and Evolving Environmental Regulations May Adversely Affect Our Operating Results

We are subject to a variety of domestic and international governmental regulations related to the handling, discharge, sale, and disposal of toxic, volatile, or otherwise hazardous or potentially hazardous substances, and the regulatory environment is dynamic. Failure to comply with present or future environmental regulations (such as future regulations imposed on the use or sale of PFAS or PFAS-containing products) could result in fines being imposed on us, require us to undertake remediation activities, suspend production, and/or cease operations, or cause our customers to not accept our products. These regulations could require us to alter or discontinue our current operations in certain jurisdictions, acquire significant additional equipment, incur substantial other expenses to comply with environmental regulations, or take other actions. Compliance obligations, as well as any failure to comply with current or future regulations governing the use, handling, sale, transport, or disposal of hazardous or potentially hazardous substances (including, but not limited to, PFAS) could subject us to future costs and liabilities that may adversely affect our operating results, financial condition, and ability to operate our business.

Our Bylaws Designate the Court of Chancery of the State of Delaware as the Sole and Exclusive Judicial Forum for Certain Legal Actions Between the Company and its Stockholders, Which May Discourage Lawsuits with Respect to Such Claims

Our bylaws provide that, unless we consent otherwise, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for lawsuits asserting certain stockholder claims (including claims asserted derivatively for our benefit), such as claims against directors and officers for breach of a fiduciary duty, claims arising under any provision of the General Corporation Law of Delaware or our certificate of incorporation or our bylaws, or claims governed by the internal affairs doctrine. This is a general summary of the bylaw provision; you should refer to the language of the bylaws for details. While the forum provision does not generally apply to direct claims arising under the Securities Exchange Act of 1934 or the Securities Act of 1933, derivative lawsuits that assert legal claims arising under these statutes could fall within the provision, as recent court decisions have held.

As a Delaware corporation, Delaware law controls issues of our internal affairs, including duties that our directors, officers, employees, and others owe to the Company and its stockholders. We believe that our exclusive forum provision benefits us, and our stockholders, by permitting relatively prompt resolution of lawsuits concerning our internal affairs, promoting consistent application of Delaware law in these lawsuits, and reducing the possibility of duplicative, costly, multi-jurisdictional litigation with the potential for inconsistent outcomes. However, the forum provision limits a stockholder's ability to bring a claim in a judicial forum that it believes may be more favorable than Delaware, and this could discourage the filing of such lawsuits.

FINANCIAL, ACCOUNTING AND CAPITAL MARKETS RISKS

The Market for Our Common Stock Is Volatile, Which May Affect Our Ability to Raise Capital or Make Acquisitions or May Subject Our Business to Additional Costs

The market price for our Common Stock is volatile and has fluctuated significantly over the past years. The trading price of our Common Stock could continue to be highly volatile and fluctuate widely in response to a variety of factors, many of which are not within our control or influence. These factors include but are not limited to the following:

- general market, semiconductor, or semiconductor equipment industry conditions;
- economic or political events, trends, and unexpected developments occurring nationally, globally, or in any of our key sales regions;
- macroeconomic, industry and market conditions, including those caused by the Russian invasion of Ukraine or bank failures; and geopolitical issues;
- variations in our quarterly operating results and financial condition, including our liquidity;
- variations in our revenues, earnings, or other business and financial metrics from forecasts by us or securities analysts or from those experienced by other companies in our industry;
- announcements of restructurings, reductions in force, departure of key employees, and/or consolidations of operations;
- margin trading, short sales, hedging and derivative transactions involving our Common Stock;
- government regulations;
- developments in, or claims relating to, patent or other proprietary rights;
- technological innovations and the introduction of new products by us or our competitors;
- commercial success or failure of our new and existing products; or
- disruptions of relationships with key customers or suppliers.

In addition, the stock market experiences significant price and volume fluctuations. Historically, we have witnessed significant volatility in the price of our Common Stock due in part to the price of and markets for semiconductors. These and other factors have adversely affected and may again adversely affect the price of our Common Stock, regardless of our actual operating performance. In the past, following volatile periods in the price of their stock, many companies became the object of securities class action litigation. If we are sued in a securities class action, we could incur substantial costs, and it could divert management's attention and resources and have an unfavorable impact on our financial performance and the price for our Common Stock.

We May Incur Impairments to Goodwill or Long-lived Assets

We review our goodwill identified in business combinations for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may exceed the fair value. We review all other long-lived assets, including finite-lived intangible assets, whenever events or changes in circumstance indicate that these assets may not be recoverable. The process of evaluating the potential impairment of goodwill and other long-lived assets requires significant judgement. Negative industry or economic trends, including reduced market prices of our Common Stock, reduced estimates of future cash flows, disruptions to our business, slower growth rates, or lack of growth in our relevant business units, could lead to impairment charges against our long-lived assets, including goodwill and other intangible assets.

When evaluating goodwill, if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative impairment test is performed and we may be required to record an impairment charge in that period, which could adversely affect our result of operations.

When evaluating other long-lived assets, if we conclude that the estimated undiscounted cash flows attributable to the assets are less than their carrying value, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, which could adversely affect our results of operations.

Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. We operate in a highly competitive environment and projections of future operating results and cash flows may vary significantly from actual results. Additionally, if our analysis indicates potential impairment, we may be required to record additional charges to earnings in our financial statements, which could negatively affect our results of operations.

Our Leverage and Debt Service Obligations May Adversely Affect Our Financial Condition, Results of Operations, and Earnings per Share

We have $5.0 billion in aggregate principal amount of senior unsecured notes outstanding. Additionally, we have funding available to us under our $1.5 billion commercial paper program and our $1.5 billion revolving credit facility, which serves as a backstop to our commercial paper program. Our revolving credit facility also includes an option to increase the amount up to an additional $600.0 million, for a potential total commitment of $2.1 billion. We may, in the future, decide to enter into additional debt arrangements.

In addition, we have entered, and in the future may enter, into derivative instrument arrangements to hedge against the variability of cash flows due to changes in the benchmark interest rate of fixed rate debt. We could be exposed to losses in the event of nonperformance by the counterparties to our derivative instruments.

Our indebtedness could have adverse consequences, including:

- risk associated with any inability to satisfy our obligations;
- a portion of our cash flows that may have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions, or general corporate or other purposes; and
- impairment of our ability to obtain additional financing in the future.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory, and other factors. Furthermore, our operations may not generate sufficient cash flows, to enable us to meet our expenses and service our debt. As a result, we may need to enter into new financing arrangements to obtain the necessary funds. If we determine it is necessary to seek additional funding for any reason, we may not be able to obtain such funding or, if funding is available, obtain it on acceptable terms. If we fail to make a payment on our debt, we could be in default on such debt, and this default could cause us to be in default on our other outstanding indebtedness.

Our Credit Agreements Contain Covenant Restrictions That May Limit Our Ability to Operate Our Business

We may be unable to respond to changes in business and economic conditions, engage in transactions that might otherwise be beneficial to us, or obtain additional financing because our debt agreements contain, and any of our other future similar agreements may contain, covenant restrictions that limit our ability to, among other things:

- incur additional debt, assume obligations in connection with letters of credit, or issue guarantees;
- create liens;
- enter into transactions with our affiliates;
- sell certain assets; and
- merge or consolidate with any person.

Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. In addition, our failure to comply with these covenants could result in a default under the Senior Notes, or our other debt, which could permit the holders to accelerate such debt. If any of our debt is accelerated, we may not have sufficient funds available to repay such debt, which could materially and negatively affect our financial condition and results of operation.

There Can Be No Assurance That We Will Continue to Declare Cash Dividends or Repurchase Our Shares at All or in Any Particular Amounts

Our Board of Directors has declared quarterly dividends since April 2014. Our intent to continue to pay quarterly dividends and to repurchase our shares is subject to capital availability and periodic determinations by our Board of Directors that cash dividends and share repurchases are in the best interest of our stockholders and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends or the repurchasing of shares by us. Future dividends and share repurchases may also be affected by, among other factors, our views on potential future capital requirements for investments in acquisitions and the funding of our research and development; legal risks; changes in federal, state, and international tax laws or corporate laws; contractual restrictions, such as financial or operating covenants in our debt arrangements; availability of onshore cash flow; and changes to our business model. Our dividend payments and share repurchases may change from time to time, and we cannot provide assurance that we will continue to declare dividends or repurchase shares at all or in any particular amounts. A reduction or suspension in our dividend payments or share repurchases could have a negative effect on the price of our Common Stock.

If One or More of Our Counterparty Financial Institutions Default on Their Obligations To Us or Fail, We May Incur Significant Losses.

As part of our hedging activities, we enter into transactions involving derivative financial instruments, which may include forward contracts, option contracts, collars and swaps with various financial institutions. In addition, we have significant amounts of cash, cash equivalents and other investments on deposit or in accounts with banks or other financial institutions both in and out of the United States. As a result, we are exposed to the risk of default by or failure of counterparty financial institutions, which may be heightened during economic downturns and periods of uncertainty in the financial markets. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default, or our assets deposited or held in accounts with such counterparty, may be limited by the counterparty's liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition.

Item 1B.   *Unresolved Staff Comments*

None.

Item 2.   *Properties*

Our executive offices and principal operating and R&D facilities are located in Fremont and Livermore, California; Tualatin, Oregon; Yongin, Gyeonggi Province, Korea; Bengaluru, India; Salzburg, Austria; and Villach, Austria. In addition, we lease or own properties for our service, technical support, and sales personnel throughout the United States, China, Europe, India, Japan, Korea, Southeast Asia, and Taiwan and lease or own manufacturing facilities located in California, Ohio, Oregon, Austria, Korea, Malaysia, and Taiwan. The Company owns two properties in Fremont, as well as the majority of the Tualatin facilities. The majority of the Fremont and Livermore facilities are held under finance leases expiring in September 2027. Our Fremont, Livermore, and Villach leases include options to renew or purchase the facilities. Our facilities lease obligations are subject to periodic increases. We believe that our existing facilities are well-maintained and in good operating condition.

Item 3.   *Legal Proceedings*

Please refer to the subsection entities "Legal Proceedings" within Note 17: Commitments and Contingencies to our Consolidated Financial Statements included in Part II, Item 8 of this 2023 Form 10-K.

Item 4.   *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Stock Information

Our Common Stock is traded on the Nasdaq Global Select Market^{SM} under the symbol "LRCX." As of August 10, 2023, we had 439 stockholders of record.

Dividends

Our Board of Directors has declared quarterly dividends since April 2014. Our intent to continue to pay quarterly dividends is subject to capital availability and periodic determinations by our Board of Directors that cash dividends are in the best interest of our stockholders and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us. During fiscal year 2023, our quarterly dividend declared was $1.725 per share.

Repurchases of Company Shares

In May 2022, the Board of Directors authorized management to repurchase up to an additional $5.0 billion of Common Stock; this authorization supplements the remaining balance from any prior authorization. These repurchases can be conducted on the open market or as private purchases and may include the use of derivative contracts with large financial institutions, in all cases subject to compliance with applicable law. This repurchase program has no termination date and may be suspended or discontinued at any time.

Accelerated Share Repurchase Agreements

On June 2, 2022, we entered into an accelerated share repurchase agreement (the "June 2022 ASR") with two financial institutions to repurchase a total of $500 million of Common Stock. We took an initial delivery of approximately 717 thousand shares, which represented 75% of the prepayment amount divided by our closing stock price on June 2, 2022. The total number of shares received under the June 2022 ASR was based upon the average daily volume weighted average price of our Common Stock during the repurchase period, less an agreed upon discount. Final settlement of the June 2022 ASR occurred in September 2022, resulting in the receipt of approximately 433 thousand additional shares, which yielded a weighted-average share price of $435.20 for the transaction period.

Share repurchases, including those under the repurchase program, were as follows:

Period	Total Number of Shares Repurchased [1]	Average Price Paid per Share [2,3]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Amount Available Under Repurchase Program
		(in thousands, except per share data)		
Available balance as of June 26, 2022				$ 5,514,636
Quarter ended September 25, 2022	686	$ 433.47	675	5,409,654
Quarter ended December 25, 2022	1,133	$ 429.27	1,125	4,926,428
Quarter ended March 26, 2023	1,165	$ 477.15	1,017	4,443,010
March 27, 2023 - April 23, 2023	379	$ 508.62	377	4,251,363
April 24, 2023 - May 21, 2023	608	$ 535.36	603	3,928,585
May 22, 2023 - June 25, 2023	638	$ 615.18	636	3,537,217
Total	4,609	$ 560.47 [4]	4,433	$ 3,537,217

(1) During the fiscal year ended June 25, 2023, we acquired 176 thousand shares at a total cost of $85.4 million which we withheld through net share settlements to cover minimum tax withholding obligations upon the vesting of restricted stock unit awards granted under our equity compensation plans. The shares retained by us through these net share settlements are not a part of the Board-authorized repurchase program but instead are authorized under our equity compensation plan.

(2) Average price paid per share excludes the effect of accelerated share repurchase activities. See additional disclosure above regarding our accelerated share repurchase activity during the fiscal year.

(3) As of January 1, 2023, our net share repurchases are subject to a 1% excise tax under the Inflation Reduction Act. Excise tax incurred reduces the amount available under repurchase programs, as applicable, and is included in the cost of shares repurchased in the Consolidated Statement of Stockholders' Equity and the calculation of the average price paid per share.

(4) Average price paid per share presented is for the quarter ended June 25, 2023.

Cumulative Five-Year Return

The graph below compares Lam Research Corporation's cumulative five-year total shareholder return on Common Stock with the cumulative total returns of the Philadelphia Semiconductor Sector Total Return Index, the Nasdaq Composite Total Return index, and the Standard & Poor's ("S&P") 500 (TR) index. The graph tracks the performance of a $100 investment in our Common Stock and in each of the indices (with the reinvestment of all dividends) for the five years ended June 25, 2023.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

Among Lam Research Corporation, the
Philadelphia Semiconductor Sector Total Return
Index, the Nasdaq Composite Total Return Index,
and the S&P 500 (TR) Index.



■— S&P 500 (TR) Index

--▲-- Nasdaq Composite Total Return Index

····○···· Philadelphia Semiconductor Sector Total Return Index

■— Lam Research Corporation

*$100 invested on June 24, 2018 in stock or index, including reinvestment of dividends.

	June 24, 2018	June 30, 2019	June 28, 2020	June 27, 2021	June 26, 2022	June 25, 2023
Lam Research Corporation	$ 100.00	$ 110.38	$ 181.00	$ 381.27	$ 275.29	$ 377.48
Philadelphia Semiconductor Sector Total Return Index	$ 100.00	$ 108.74	$ 145.86	$ 249.32	$ 211.77	$ 277.14
Nasdaq Composite Total Return Index	$ 100.00	$ 105.24	$ 129.57	$ 192.09	$ 156.35	$ 183.37
S&P 500 (TR) Index	$ 100.00	$ 108.98	$ 113.68	$ 164.28	$ 152.31	$ 172.25

Item 6.   *[Reserved]*

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations contains forward-looking statements, which are subject to risks, uncertainties, and changes in condition, significance, value, and effect. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this 2023 Form 10-K and other documents we file from time to time with the Securities and Exchange Commission. (See "Cautionary Statement Regarding Forward-Looking Statements" in Part I of this 2023 Form 10-K.)

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") provides a description of our results of operations and should be read in conjunction with our Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements included in Part II, Item 8 of this 2023 Form 10-K. MD&A consists of the following sections:

Executive Summary provides a summary of the key highlights of our results of operations and our management's assessment of material trends and uncertainties relevant to our business.

Results of Operations provides an analysis of operating results.

Critical Accounting Policies and Estimates discusses accounting policies that reflect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Liquidity and Capital Resources provides an analysis of cash flows, contractual obligations, and financial position.

Executive Summary

Lam Research Corporation is a global supplier of innovative wafer fabrication equipment and services to the semiconductor industry. We have built a strong global presence with core competencies in areas like nanoscale applications enablement, chemistry, plasma and fluidics, advanced systems engineering and a broad range of operational disciplines. Our products and services are designed to help our customers build smaller, and better performing devices that are used in a variety of electronic products, including mobile phones, personal computers, servers, wearables, automotive vehicles, and data storage devices.

Our customer base includes leading semiconductor memory, foundry, and integrated device manufacturers that make products such as NVM, DRAM, and logic devices. Their continued success is part of our commitment to driving semiconductor breakthroughs that define the next generation. Our core technical competency is integrating hardware, process, materials, software, and process control enabling results on the wafer.

Semiconductor manufacturing, our customers' business, involves the complete fabrication of multiple dies or integrated circuits on a wafer. This involves the repetition of a set of core processes and can require hundreds of individual steps. Fabricating these devices requires highly sophisticated process technologies to integrate an increasing array of new materials with precise control at the atomic scale. Along with meeting technical requirements, wafer processing equipment must deliver high productivity and be cost-effective.

Demand from cloud computing, 5G, the Internet of Things, and other markets is driving the need for increasingly powerful and cost-efficient semiconductors. At the same time, there are growing technical challenges with traditional two-dimensional scaling. These trends are driving significant inflections in semiconductor manufacturing, such as the increasing importance of vertical scaling strategies like three-dimensional architecture as well as multiple patterning to enable shrinks.

We believe we are in a strong position with our leadership and expertise in deposition, etch, and clean to facilitate some of the most significant innovations in semiconductor device manufacturing. Our Customer Support Business Group provides products and services to maximize installed equipment performance, predictability and operational efficiency. Several factors create opportunity for sustainable differentiation for us: (i) our focus on research and development, with several on-going programs relating to sustaining engineering, product and process development, and concept and feasibility; (ii) our ability to effectively leverage cycles of learning from our broad installed base; (iii) our collaborative focus with semi-ecosystem partners; (iv) our ability to identify and invest in the breadth of our product portfolio to meet technology inflections; and (v) our focus on delivering our multi-product solutions with a goal to enhance the value of Lam's solutions to our customers.

During fiscal year 2023, customer demand weakened in the second half of the year due to wafer fabrication equipment spending reductions resulting primarily from incremental demand weakness in memory. In addition, the U.S. government's restrictions on sales of equipment, parts, and service for specific technologies and customers in China further impacted equipment demand in the year. While we did experience supply chain constraints in the first half of fiscal year 2023, there were improvements and we were able to fulfill shipments of nearly all our outstanding back order systems in the second half of the year. As a result of the expected reduced business levels, we initiated a restructuring plan in the quarter-ended March 26, 2023 designed to better align the Company's cost structure with our outlook. We incurred a charge for the workforce actions associated with the restructuring plan of approximately $107 million in fiscal year 2023. Over the course of calendar year 2023, we are projecting expenditures in the range of $250 million

associated with various business process improvements and initiatives, inclusive of the fiscal year 2023 restructuring activity. Risks and uncertainties related to trade restrictions, supply chain challenges, and inflationary pressures may continue to negatively impact our revenue and gross margin. Over the longer term, we believe that secular demand for semiconductors combined with technology inflections in our industry, including 3D device scaling, multiple patterning, process flow, and advanced packaging chip integration, will drive sustainable growth and lead to an increase in the served available market for our products and services in the deposition, etch, and clean businesses.

The following table summarizes certain key financial information for the periods indicated below:

	Year Ended			Change			
	June 25, 2023	June 26, 2022	June 27, 2021	FY23 vs. FY22		FY22 vs. FY21	
	(in thousands, except per share data and percentages)						
Revenue	$17,428,516	$17,227,039	$14,626,150	$ 201,477	1.2 %	$ 2,600,889	17.8 %
Gross margin	$ 7,776,925	$ 7,871,807	$ 6,805,306	$ (94,882)	(1.2)%	$ 1,066,501	15.7 %
Gross margin as a percent of total revenue	44.6 %	45.7 %	46.5 %	(1.1)%		(0.8)%	
Total operating expenses	$ 2,602,065	$ 2,489,985	$ 2,323,283	$ 112,080	4.5 %	$ 166,702	7.2 %
Net income	$ 4,510,931	$ 4,605,286	$ 3,908,458	$ (94,355)	(2.0)%	$ 696,828	17.8 %
Net income per diluted share	$ 33.21	$ 32.75	$ 26.90	$ 0.46	1.4 %	$ 5.85	21.7 %

Fiscal year 2023 revenue was slightly higher than fiscal year 2022. Customer support-related revenue increased in fiscal year 2023 due to continued strength in specialty node investments, which was offset by a decline in our systems revenue as a result of semiconductor demand weakness, largely in the memory market. Gross margin as a percentage of revenue decreased due to inflationary cost pressures that led to higher spending on material costs, as well as costs associated with restructuring related activities, partially offset by favorable customer and product mix. The increase in operating expenses in fiscal year 2023 compared to fiscal year 2022 was driven by higher deferred compensation plan-related costs, restructuring-related charges, employee-related costs as a result of increased headcount, depreciation and amortization, and supplies, partially offset by a decrease in amortization of intangible assets as the intangible assets associated with the acquisition of Novellus have fully amortized.

Fiscal year 2022 revenue increased over 17% compared to fiscal year 2021, reflecting continued strong customer demand for semiconductor equipment. Gross margin as a percentage of revenue decreased due to inflationary cost pressures that led to higher spending on material costs, freight and logistics, and labor-related expenses, as well as unfavorable customer and product mix, partially offset by decreased variable compensation. The increase in operating expenses in fiscal year 2022 compared to fiscal year 2021 was mainly driven by higher employee-related costs as a result of increased headcount, supplies expense, rent, repair and utilities expense, and outside services spending, partially offset by lower deferred compensation plan-related costs.

We aim to balance the requirements of our customers with the availability of resources, as well as performance to our operational and financial objectives. As a result, from time to time, we exercise discretion and judgment as to the timing and prioritization of manufacturing and deliveries of products, which has impacted, including in the current fiscal year, and may in the future impact, the timing of revenue recognition with respect to such products.

Our cash and cash equivalents, investments, and restricted cash and investments balances totaled approximately $5.6 billion as of June 25, 2023, compared to $3.9 billion as of June 26, 2022. Cash flows provided from operating activities was $5.2 billion for fiscal year 2023 compared to $3.1 billion for fiscal year 2022. Cash flows provided from operating activities in fiscal year 2023 was primarily used for $2.0 billion in treasury stock purchases, including net share settlement on employee stock-based compensation; $908 million in dividends paid to our stockholders; and $502 million of capital expenditures.

Results of Operations

Revenue

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
Revenue (in millions)	$ 17,429	$ 17,227	$ 14,626
China	26 %	31 %	35 %
Korea	20 %	23 %	27 %
Taiwan	20 %	17 %	14 %
Japan	10 %	9 %	9 %
United States	9 %	8 %	6 %
Southeast Asia	8 %	8 %	6 %
Europe	7 %	4 %	3 %

Revenue increased in fiscal year 2023 compared to fiscal year 2022 mainly due to higher revenue from CSBG related to strength in mature node equipment. Revenue increased in fiscal year 2022 compared to fiscal year 2021 primarily due to the increased investment by our customers in semiconductor capital equipment as well as from CSBG for spares, services, upgrades and mature node equipment. While the overall Asia region continued to account for a majority of our revenues, the U.S. and Europe regions increased in each of fiscal years 2023 and 2022 compared to the prior fiscal year as these regions prioritized domestic capacity investments for semiconductor manufacturing.

The deferred revenue balance was $1.8 billion as of June 25, 2023 compared to $2.2 billion as of June 26, 2022. Advance deposit additions from newer customers increased in fiscal year 2023, compared to fiscal year 2022, offsetting the decline in deferred balances related to shipments we completed of tools that had critical parts outstanding.

The following table presents our revenue disaggregated between system and customer support-related revenue:

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
	(in thousands)		
Systems Revenue	$ 10,695,897	$ 11,322,271	$ 9,764,845
Customer support-related revenue and other	6,732,619	5,904,768	4,861,305
	$ 17,428,516	$ 17,227,039	$ 14,626,150

Please refer to Note 4: Revenue of our Consolidated Financial Statements in Part II, Item 8 of this 2023 Form 10-K for additional information regarding the composition of the two categories into which revenue has been disaggregated.

The percentage of leading- and non-leading-edge equipment and upgrade revenue from each of the markets we serve was as follows:

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
Memory	42 %	60 %	61 %
Foundry	38 %	26 %	32 %
Logic/integrated device manufacturing	20 %	14 %	7 %

Gross Margin

	Year Ended			Change			
	June 25, 2023	June 26, 2022	June 27, 2021	FY23 vs. FY22		FY22 vs. FY21	
	(in thousands, except percentages)						
Gross margin	$ 7,776,925	$ 7,871,807	$ 6,805,306	$ (94,882)	(1.2)%	$ 1,066,501	15.7 %
Percent of revenue	44.6 %	45.7 %	46.5 %	(1.1)%		(0.8)%	

The decrease in gross margin as a percentage of revenue for fiscal year 2023 compared to fiscal year 2022 was due to inflationary cost pressures that led to higher spending on material costs, partially offset by favorable customer and product mix.

The decrease in gross margin as a percentage of revenue for fiscal year 2022 compared to fiscal year 2021 was due to inflationary cost pressures that led to higher spending on material costs, freight and logistics, and labor-related expenses, as well as unfavorable customer and product mix, partially offset by decreased variable compensation.

Research and Development

	Year Ended			Change			
	June 25, 2023	June 26, 2022	June 27, 2021	FY23 vs. FY22		FY22 vs. FY21	
	(in thousands, except percentages)						
Research & development	$ 1,727,162	$ 1,604,248	$ 1,493,408	$ 122,914	7.7 %	$ 110,840	7.4 %
Percent of revenue	9.9 %	9.3 %	10.2 %	0.6%		(0.9)%	

We continued to make significant R&D investments focused on leading-edge deposition, etch, clean, and other semiconductor manufacturing processes. The increase in R&D expense during fiscal year 2023 compared to fiscal year 2022 was primarily driven by

an increase of $43 million in employee-related costs as a result of increased headcount, $26 million in deferred compensation plan-related costs, $22 million in spending for supplies, and $14 million of depreciation and amortization.

The increase in R&D expense during fiscal year 2022 compared to fiscal year 2021 was mainly driven by an increase of $89 million in employee-related costs due in part to increased headcount and $43 million in spending for supplies, partially offset by a decrease of $44 million in deferred compensation plan-related costs.

Selling, General, and Administrative

	Year Ended			Change			
	June 25, 2023	June 26, 2022	June 27, 2021	FY23 vs. FY22		FY22 vs. FY21	
	(in thousands, except percentages)						
Selling, general, and administrative ("SG&A")	$ 832,753	$ 885,737	$ 829,875	$ (52,984)	(6.0)%	$ 55,862	6.7 %
Percent of revenue	4.8 %	5.1 %	5.7 %	(0.3)%		(0.6)%	

The decrease in SG&A expense during fiscal year 2023 compared to fiscal year 2022 was primarily driven by a decrease of $44 million in amortization of intangible assets, as the intangible assets associated with the acquisition of Novellus have fully amortized, as well as from $12 million in lower employee-related costs, partially offset by $17 million in higher deferred compensation plan-related costs.

The increase in SG&A expense during fiscal year 2022 compared to fiscal year 2021 was primarily driven by an increase of $28 million in outside service costs, $28 million in spending for rent, repair and utilities, and $26 million in employee-related costs due in part to increased headcount, partially offset by a decrease of $29 million in deferred compensation plan-related costs.

Restructuring Charges, Net

	Year Ended			Change			
	June 25, 2023	June 26, 2022	June 27, 2021	FY23 vs. FY22		FY22 vs. FY21	
	(in thousands, except percentages)						
Restructuring charges, net	$ 120,316	$ —	$ —	$ 120,316	100.0 %	$ —	— %
Percent of revenue	0.7 %	— %	— %	0.7%		—%	

In fiscal year 2023, we initiated a restructuring plan designed to better align our cost structure with our outlook for the economic environment and business opportunities. Under the plan we terminated approximately 1,650 employees, incurring expenses related to employee severance and separation costs. Employee severance and separation costs primarily relate to severance, non-cash severance, including equity award compensation expense, pension and other termination benefits. Additionally, we made a strategic decision to relocate certain manufacturing activities to pre-existing facilities and incurred costs to move inventory and equipment and exit selected supplier arrangements.

During fiscal year 2023 net restructuring costs of $78 million and $42 million were recorded in restructuring charges, net - cost of goods sold, and restructuring charges, net - operating expenses, respectively of our Consolidated Financial Statements. Please refer to Note 22: Restructuring charges, net of our Consolidated Financial Statements in Part II, Item 8 of this 2023 Form 10-K for additional information.

Other Income (Expense), Net

Other income (expense), net, consisted of the following:

	Year Ended			Change			
	June 25, 2023	June 26, 2022	June 27, 2021	FY23 vs. FY22		FY22 vs. FY21	
	(in thousands, except percentages)						
Interest income	$ 138,984	$ 15,209	$ 19,687	$ 123,775	813.8 %	$ (4,478)	(22.7)%
Interest expense	(186,462)	(184,759)	(208,597)	$ (1,703)	0.9 %	$ 23,838	(11.4)%
Gains (losses) on deferred compensation plan related assets, net	20,186	(38,053)	61,838	$ 58,239	(153.0)%	$ (99,891)	(161.5)%
Foreign exchange (losses) gains, net	(7,078)	(723)	(6,962)	$ (6,355)	879.0 %	$ 6,239	(89.6)%
Other, net	(31,280)	19,618	22,815	$ (50,898)	(259.4)%	$ (3,197)	(14.0)%
	$ (65,650)	$ (188,708)	$ (111,219)	$ 123,058	(65.2)%	$ (77,489)	69.7 %

Interest income increased in fiscal year 2023 compared to fiscal year 2022 primarily because of higher yields and higher cash balances. Interest income decreased in fiscal year 2022 compared to fiscal year 2021 as a result of lower cash balances.

Interest expense in fiscal year 2023 was flat compared to fiscal year 2022. Interest expense decreased in fiscal year 2022 compared to fiscal year 2021 primarily due to the payoff of $800 million of senior notes in June 2021.

The gains or losses on deferred compensation plan related assets, net were driven by fluctuations in the fair market value of the underlying funds for all periods presented.

Foreign exchange fluctuations were primarily due to currency movements against portions of our unhedged balance sheet exposures for all periods presented.

The variation in other, net for the fiscal year 2023 compared to fiscal years 2022 and 2021 was primarily driven by fluctuations in the fair market value of equity investments.

Income Tax Expense

Our provision for income taxes and effective tax rate for the periods indicated were as follows:

	Year Ended			Change			
	June 25, 2023	June 26, 2022	June 27, 2021	FY23 vs. FY22		FY22 vs. FY21	
	(in thousands, except percentages)						
Income tax expense	$ 598,279	$ 587,828	$ 462,346	$ 10,451	1.8 %	$ 125,482	27.1 %
Effective tax rate	11.7 %	11.3 %	10.6 %	0.4%		0.7%	

The increase in the effective tax rate in fiscal year 2023 as compared to fiscal year 2022 and the increase in the effective tax rate in fiscal year 2022 compared to fiscal year 2021 was primarily due to the change in level and proportion of income in higher and lower tax jurisdictions.

International revenues account for a significant portion of our total revenues, such that a material portion of our pre-tax income is earned and taxed outside the United States. International pre-tax income is taxable in the United States at a lower effective tax rate than the federal statutory tax rate. Please refer to Note 7 of our Consolidated Financial Statements in Part II, Item 8 of this 2023 Form 10-K.

Beginning in our fiscal year 2023, a provision enacted as part of the 2017 Tax Cuts & Jobs Act requires us to capitalize research and experimental expenditures for tax purposes. Due to this provision, we expect our cash tax payments to increase significantly in the near term and stabilize in future years as the capitalized expenditures continue to amortize.

On August 16, 2022, the IRA was signed into law. In general, the provisions of the IRA will be effective beginning with our fiscal year 2024, with certain exceptions. The IRA includes a new 15% corporate minimum tax. The impact on income taxes due to changes in legislation is required under the authoritative guidance of Accounting Standard Codification ("ASC") 740, Income Taxes, to be recognized in the period in which the law is enacted. We have evaluated the potential impacts of the IRA and do not expect it to have a material impact on our effective tax rate. However, we expect future guidance from the Treasury Department and will further analyze when the guidance is issued.

Deferred Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. Our gross deferred tax assets were $1,303 million and $1,103 million at the end of fiscal years 2023 and 2022, respectively. These gross deferred tax assets were offset by gross deferred tax liabilities of $238 million and $234 million and a valuation allowance primarily representing our entire California deferred tax asset balance due to the single sales factor apportionment resulting in lower taxable income in California of $352 million and $309 million at the end of fiscal years 2023 and 2022, respectively. The change in gross deferred tax assets, gross deferred tax liabilities, and valuation allowance between fiscal year 2023 and 2022 is primarily due to increases in gross deferred tax assets for outside basis differences of foreign subsidiaries, tax credits, and capitalized research and experimental expenditures.

We evaluate if the deferred tax assets are realizable on a quarterly basis and will continue to assess the need for changes in valuation allowances, if any.

Uncertain Tax Positions

We re-evaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Any change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Critical Accounting Policies and Estimates

A critical accounting policy is defined as one that has both a material impact on our financial condition and results of operations and requires us to make difficult, complex and/or subjective judgments, often as a result of the need to make estimates about matters that are inherently uncertain. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make certain judgments, estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on historical experience and on various other assumptions we believe to be applicable and evaluate them on an ongoing basis to ensure they remain reasonable under current conditions. Actual results could differ significantly from those estimates, which could have a material impact on our business, results of operations, and financial condition. Our critical accounting estimates include:

- the recognition and valuation of revenue from arrangements with multiple performance obligations which impacts revenue;
- the valuation of inventory, which impacts gross margin;
- the valuation of warranty reserves, which impacts gross margin;
- the recognition and measurement of current and deferred income taxes, including the measurement of uncertain tax positions, which impact our provision for income tax expenses; and
- the valuation and recoverability of long-lived assets, which impacts gross margin and operating expenses when we record asset impairments or accelerate their depreciation or amortization.

We believe that the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements regarding the critical accounting estimates indicated above. See Note 2: Summary of Significant Accounting Policies of our Consolidated Financial Statements in Part II, Item 8 of this 2023 Form 10-K for additional information regarding our accounting policies.

Revenue Recognition: We recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services by following a five-step process, (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when or as we satisfy a performance obligation, as further described below.

Identify the contract with a customer. We generally consider documentation of terms with an approved purchase order as a customer contract, provided that collection is considered probable, which is assessed based on the creditworthiness of the customer as determined by credit checks, payment histories, and/or other circumstances.

Identify the performance obligations in the contract. Performance obligations include sales of systems, spare parts, and services. In addition, our customer contracts contain provisions for installation and training services which have been deemed immaterial in the context of the contract.

Determine the transaction price. The transaction price for our contracts with customers consists of both fixed and variable consideration provided it is probable that a significant reversal of revenue will not occur when the uncertainty related to variable consideration is resolved. Fixed consideration includes amounts to be contractually billed to the customer while variable consideration includes estimates for discounts and credits for future usage which are based on contractual terms outlined in volume purchase agreements and other factors known at the time. We generally invoice customers at shipment and for professional services either as

provided or upon meeting certain milestones. Customer invoices are generally due within 30 to 90 days after issuance. Our contracts with customers typically do not include significant financing components as the period between the transfer of performance obligations and timing of payment are generally within one year.

Allocate the transaction price to the performance obligations in the contract. For contracts that contain multiple performance obligations, we allocate the transaction price to the performance obligations in the contract on a relative standalone selling price basis. Standalone selling prices are based on multiple factors including, but not limited to historical discounting trends for products and services and pricing practices in different geographies.

Recognize revenue when or as we satisfy a performance obligation. Revenue for systems and spares are recognized at a point in time, which is generally upon shipment or delivery. Revenue from services is recognized over time as services are completed or ratably over the contractual period of generally one year or less.

Inventory Valuation: Our policy is to assess the valuation of all inventories including manufacturing raw materials, work-in-process, finished goods, and spare parts in each reporting period. Obsolete inventory or inventory in excess of management's estimated usage requirement is written down to its estimated net realizable value if less than cost. Estimates of market value include but are not limited to management's forecasts related to our future manufacturing schedules, customer demand, technological and/or market obsolescence, general semiconductor market conditions, and possible alternative uses. If future customer demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of goods sold in the period in which the revision is made.

Warranty: We record a provision for estimated warranty expenses to cost of sales for each system when we recognize revenue. We periodically monitor the performance and cost of warranty activities, if actual costs incurred are different than our estimates, we may recognize adjustments to provisions in the period in which those differences arise or are identified. We do not maintain general or unspecified reserves; all warranty reserves are related to specific systems.

Income Taxes: Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Realization of our net deferred tax assets is dependent on future taxable income. We believe it is more likely than not that such assets will be realized; however, ultimate realization could be negatively impacted by market conditions and other variables not known or anticipated at this time. In the event that we determine that we will not be able to realize all or part of our net deferred tax assets, an adjustment will be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the deferred tax assets will be realized, then the previously provided valuation allowance will be reversed.

We recognize the benefit from a tax position only if it is more likely than not that the position will be sustained upon audit based solely on the technical merits of the tax position. Our policy is to include interest and penalties related to uncertain tax positions as a component of income tax expense.

Long-lived Assets: We review goodwill at least annually for impairment during the fourth quarter of each fiscal year and if certain events or indicators of impairment occur between annual impairment tests. The process of evaluating the potential impairment of goodwill requires significant judgment. When reviewing goodwill for impairment, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In performing a qualitative assessment, we consider business conditions and other factors including, but not limited to (i) adverse industry or economic trends, (ii) restructuring actions and lower projections that may impact future operating results, (iii) sustained decline in share price, and (iv) overall financial performance and other events affecting the reporting units. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative impairment test is performed by estimating the fair value of the reporting unit and comparing it to its carrying value, including goodwill allocated to that reporting unit.

We determine the fair value of our reporting units by using an income approach. Under the income approach, we determine fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn.

In estimating the fair value of a reporting unit, we make estimates and judgments about the future cash flows of our reporting units, including estimated growth rates and assumptions about the economic environment. Although our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying businesses, there is significant judgment involved in determining the cash flows attributable to a reporting unit. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

If after completing the quantitative assessment the carrying value of a reporting unit exceeds its fair value, we would record an impairment charge equal to the excess of the carrying value of the reporting unit over its fair value, up to the amount of the goodwill assigned to the reporting unit.

For other long-lived assets, we review them whenever events or changes in circumstances indicate the carrying value of an asset or asset group may not be recoverable. If such indicators are present, we determine whether the sum of the estimated undiscounted cash flows attributable to the assets is less than their carrying value. If the sum is less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. We recognize an impairment charge to the extent the present value of anticipated net cash flows attributable to the asset is less than the asset's carrying value. The fair value of the asset then becomes the asset's new carrying value, which we depreciate over the remaining estimated useful life of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value. In addition, for fully amortized intangible assets, we de-recognize the gross cost and accumulated amortization in the period we determine the intangible asset no longer enhances future cash flows.

Recent Accounting Pronouncements

For a description of recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see Note 3: Recent Accounting Pronouncements of our Consolidated Financial Statements, included in Part II, Item 8 of this 2023 Form 10-K.

Liquidity and Capital Resources

Total gross cash, cash equivalents, investments, and restricted cash and investments balances were $5.6 billion at the end of fiscal year 2023 compared to $3.9 billion at the end of fiscal year 2022. This increase was primarily due to cash provided by operating activities, partially offset by Common Stock repurchases in connection with our stock repurchase program, dividends paid, and capital expenditures.

Cash Flow from Operating Activities

Net cash provided by operating activities of $5.2 billion during fiscal year 2023 consisted of (in thousands):

Net income	$	4,510,931
Non-cash charges:		
Depreciation and amortization		342,432
Deferred income taxes		(172,061)
Equity-based compensation expense		286,600
Changes in operating asset and liability accounts		158,738
Other		52,298
	$	5,178,938

Significant changes in operating asset and liability accounts, net of foreign exchange impact, included the following sources of cash: decreases in accounts receivable of $1.5 billion, deferred profit of $163 million, and prepaid expenses and other assets of $136 million; partially offset by the following uses of cash: increase in inventories of $962 million, and decreases in accounts payable of $522 million, and accrued expenses and other liabilities of $109 million.

Cash Flow from Investing Activities

Net cash used for investing activities during fiscal year 2023 was $535 million, primarily consisting of $502 million in capital expenditures and $120 million net cash disbursed for business acquisitions, partially offset by proceeds from sales and maturities of available-for-sale securities of $98 million.

Cash Flow from Financing Activities

Net cash used for financing activities during fiscal year 2023 was $2.8 billion, primarily consisting of $2.0 billion in Common Stock repurchases, including net share settlement on employee stock-based compensation; and $908 million of dividends paid; partially offset by $121 million of stock issuance and treasury stock reissuances associated with our employee stock-based compensation plans.

Liquidity

Given that the semiconductor industry is highly competitive and has historically experienced rapid changes in demand, we believe that maintaining sufficient liquidity reserves is important to support sustaining levels of investment in R&D and capital infrastructure. Anticipated cash flows from operations based on our current business outlook, combined with our current levels of cash, cash equivalents, and short-term investments as of June 25, 2023, are expected to be sufficient to support our anticipated levels of operations, investments, debt service requirements, capital expenditures, capital redistributions, and dividends through at least the next twelve months. However, factors outside of our control, including uncertainty in the global economy and the semiconductor industry, as well as disruptions in credit markets, have in the past, are currently, and could in the future, impact customer demand for our products, as well as our ability to manage normal commercial relationships with our customers, suppliers, and creditors.

In the longer term, liquidity will depend to a great extent on our future revenues and our ability to appropriately manage our costs based on demand for our products and services. While we have substantial cash balances, we may require additional funding and need or choose to raise the required funds through borrowings or public or private sales of debt or equity securities. We believe that, if necessary, we will be able to access the capital markets on terms and in amounts adequate to meet our objectives. However, domestic and global macroeconomic and political conditions could cause disruptions to the capital markets and otherwise make any financing more challenging, and there can be no assurance that we will be able to obtain such financing on commercially reasonable terms or at all.

Off-Balance Sheet Arrangements and Contractual Obligations

We have certain obligations to make future payments under various contracts, some of which are recorded on our balance sheet and some of which are not. Certain obligations that are recorded on our balance sheet in accordance with GAAP include our long-term debt, operating leases and finance leases; refer to Notes 14 and 15 of our Consolidated Financial Statements in Part II, Item 8 of this 2023 Form 10-K for further discussion. Our off-balance sheet arrangements and our transition tax liability are presented as purchase obligations, refer to Note 17 of our Consolidated Financial Statements in Part II, Item 8 of this 2023 Form 10-K for further discussion.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Investments

We maintain an investment portfolio of various holdings, types, and maturities. As of June 25, 2023, our mutual funds are classified as trading securities. Investments classified as trading securities are recorded at fair value based upon quoted market prices. Any material differences between the cost and fair value of trading securities are recognized as other income (expense), net in our Consolidated Statement of Operations. All of our other investments are classified as available-for-sale and consequently are recorded in the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of tax.

Interest Rate Risk

Fixed-Income Securities

Our investments in various interest-earning securities carry a degree of market risk for changes in interest rates. At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our fixed-income investment portfolio. Conversely, declines in interest rates could have a material adverse impact on interest income for our investment portfolio. We target to maintain a conservative investment policy, which focuses on the safety and preservation of our capital by limiting default risk, market risk, reinvestment risk, and concentration risk. As of June 25, 2023, our fixed income securities total $37.6 million. Market changes with hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS, with a minimum interest rate of zero BPS, are not significant.

We mitigate default risk by investing in high credit quality securities and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to achieve portfolio liquidity and maintain a prudent amount of diversification.

Long-Term Debt

As of June 25, 2023, we had $5.0 billion in principal amount of fixed-rate long-term debt outstanding, with a fair value of $4.4 billion. The fair value of our Notes is subject to interest rate risk and market risk. Generally, the fair value of Notes will increase as interest rates fall and decrease as interest rates rise. The interest and market value changes affect the fair value of our Notes but do not impact our financial position, cash flows, or results of operations due to the fixed nature of the debt obligations. We do not carry the Notes at fair value but present the fair value of the principal amount of our Notes for disclosure purposes.

Equity Price Risk

Publicly Traded Securities

The values of our investments in publicly traded securities, including mutual funds related to our obligations under our deferred compensation plans, are subject to market price risk. As of June 25, 2023, our publicly traded securities total $106.7 million. Potential fluctuations in the price of each security in the portfolio of plus or minus 10%, 15%, or 25% are not significant.

Foreign Currency Exchange ("FX") Risk

We conduct business on a global basis in several major international currencies. As such, we are potentially exposed to adverse as well as beneficial movements in foreign currency exchange rates. The majority of our revenues and expenses are denominated in U.S. dollars. However, we are exposed to foreign currency exchange rate fluctuations on non-U.S. dollar transactions or cash flows.

We enter into foreign currency forward contracts to minimize the short-term impact of exchange rate fluctuations on certain foreign currency denominated monetary assets and liabilities, primarily cash, third-party accounts receivable, accounts payable, and intercompany receivables and payables. In addition, we hedge certain anticipated foreign currency cash flows.

To protect against adverse movements in value of anticipated non-U.S. dollar transactions or cash flows, we enter into foreign currency forward and option contracts that generally expire within 12 months and no later than 24 months. The option contracts include collars, an option strategy that is comprised of a combination of a purchased put option and a written call option with the same expiration dates and notional amounts but with different strike prices. These foreign currency hedge contracts are designated as cash flow hedges and are carried on our balance sheet at fair value, with the effective portion of the contracts' gains or losses included in accumulated other comprehensive income (loss) and subsequently recognized in earnings in the same period the hedged revenue and/or expense is recognized. We also enter into foreign currency forward contracts to hedge the gains and losses generated by the remeasurement of certain non-U.S.-dollar denominated monetary assets and liabilities, primarily cash, third-party accounts receivable, accounts payable, and intercompany receivables and payables. The change in fair value of these balance sheet hedge contracts is recorded into earnings as a component of other income (expense), net, and offsets the change in fair value of the foreign currency denominated monetary assets and liabilities also recorded in other income (expense), net, assuming the hedge contract fully covers the hedged items. The unrealized gain of our outstanding forward and option contracts that are designated as cash flow hedges, as of June 25, 2023, and the change in fair value of these cash flow hedges assuming a hypothetical foreign currency exchange rate movement of plus or minus 10 percent and plus or minus 15 percent are not significant.

The unrealized loss of our outstanding foreign currency forward contracts that are designated as balance sheet hedges, as of June 25, 2023, and the change in fair value of these balance sheet hedges, assuming a hypothetical foreign currency exchange rate movement of plus or minus 10 percent and plus or minus 15 percent are not significant. These changes in fair values would be offset in other income (expense), net, by corresponding change in fair values of the foreign currency denominated monetary assets and liabilities, assuming the hedge contract fully covers the intercompany and trade receivable balances.

Item 8.   *Financial Statements and Supplementary Data*

There were no retrospective changes to the Consolidated Statements of Operation for any quarters in the two most recent fiscal years that would require disclosure under Item 302 of Regulation S-K.

Index to Consolidated Financial Statements

LAM RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
Revenue	$ 17,428,516	$ 17,227,039	$ 14,626,150
Cost of goods sold	9,573,425	9,355,232	7,820,844
Restructuring charges, net - cost of goods sold	78,166	—	—
Total cost of goods sold	9,651,591	9,355,232	7,820,844
Gross margin	7,776,925	7,871,807	6,805,306
Research and development	1,727,162	1,604,248	1,493,408
Selling, general, and administrative	832,753	885,737	829,875
Restructuring charges, net - operating expenses	42,150	—	—
Total operating expenses	2,602,065	2,489,985	2,323,283
Operating income	5,174,860	5,381,822	4,482,023
Other income (expense), net	(65,650)	(188,708)	(111,219)
Income before income taxes	5,109,210	5,193,114	4,370,804
Income tax expense	(598,279)	(587,828)	(462,346)
Net income	$ 4,510,931	$ 4,605,286	$ 3,908,458
Net income per share:			
Basic	$ 33.30	$ 32.92	$ 27.22
Diluted	$ 33.21	$ 32.75	$ 26.90
Number of shares used in per share calculations:			
Basic	135,472	139,899	143,609
Diluted	135,834	140,628	145,320

See Notes to Consolidated Financial Statements

LAM RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
Net income	$ 4,510,931	$ 4,605,286	$ 3,908,458
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	6,858	(50,342)	14,398
Cash flow hedges:			
Net unrealized gains during the period	10,413	30,849	22,139
Net gains reclassified into net income	(9,411)	(29,054)	(3,468)
	1,002	1,795	18,671
Available-for-sale investments:			
Net unrealized gains (losses) during the period	1,491	(4,638)	(4,098)
Net (gains) losses reclassified into net income	(158)	1,390	786
	1,333	(3,248)	(3,312)
Defined benefit plans, net change in unrealized component	83	5,941	326
Other comprehensive income (loss), net of tax	9,276	(45,854)	30,083
Comprehensive income	$ 4,520,207	$ 4,559,432	$ 3,938,541

See Notes to Consolidated Financial Statements

LAM RESEARCH CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	June 25, 2023	June 26, 2022
ASSETS:		
Cash and cash equivalents	$ 5,337,056	$ 3,522,001
Investments	37,641	135,731
Accounts receivable, less allowance of $5,344 as of June 25, 2023 and $5,606 as of June 26, 2022	2,823,376	4,313,818
Inventories	4,816,190	3,966,294
Prepaid expenses and other current assets	214,149	347,391
Total current assets	13,228,412	12,285,235
Property and equipment, net	1,856,672	1,647,587
Restricted cash and investments	250,316	251,534
Goodwill	1,622,489	1,515,113
Intangible assets, net	168,454	101,850
Other assets	1,655,300	1,394,313
Total assets	$ 18,781,643	$ 17,195,632
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Trade accounts payable	$ 470,702	$ 1,011,208
Accrued expenses and other current liabilities	2,010,637	1,974,272
Deferred profit	1,695,221	1,571,898
Current portion of long-term debt and finance lease obligations	8,358	7,381
Total current liabilities	4,184,918	4,564,759
Long-term debt and finance lease obligations, less current portion	5,003,183	4,998,449
Income taxes payable	882,084	931,117
Other long-term liabilities	501,286	422,941
Total liabilities	10,571,471	10,917,266
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, at par value of $0.001 per share; authorized - 5,000 shares, none outstanding	—	—
Common stock, at par value of $0.001 per share; authorized 400,000 shares as of June 25, 2023 and June 26, 2022; issued and outstanding 133,297 shares as of June 25, 2023, and 136,975 shares as of June 26, 2022	133	137
Additional paid-in capital	7,809,002	7,414,916
Treasury stock, at cost, 161,380 shares as of June 25, 2023, and 157,087 shares as of June 26, 2022	(21,530,353)	(19,481,429)
Accumulated other comprehensive loss	(100,706)	(109,982)
Retained earnings	22,032,096	18,454,724
Total stockholders' equity	8,210,172	6,278,366
Total liabilities and stockholders' equity	$ 18,781,643	$ 17,195,632

See Notes to Consolidated Financial Statements

	Year Ended		
	June 25, 2023	**June 26, 2022**	**June 27, 2021**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,510,931	$ 4,605,286	$ 3,908,458
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	342,432	333,739	307,151
Deferred income taxes	(172,061)	(257,438)	(151,477)
Equity-based compensation expense	286,600	259,064	220,164
Other, net	52,298	(44,751)	(17,392)
Changes in operating asset and liability accounts:			
Accounts receivable, net of allowance	1,452,256	(1,287,680)	(928,928)
Inventories	(961,968)	(1,351,344)	(792,591)
Prepaid expenses and other assets	136,016	(53,121)	(59,189)
Trade accounts payable	(522,200)	167,884	184,615
Deferred profit	163,467	604,573	508,008
Accrued expenses and other liabilities	(108,833)	123,462	409,344
Net cash provided by operating activities	5,178,938	3,099,674	3,588,163
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures and intangible assets	(501,568)	(546,034)	(349,096)
Business acquisitions, net of cash acquired	(119,955)	—	—
Purchases of available-for-sale securities	—	(567,819)	(3,389,388)
Proceeds from maturities of available-for-sale securities	91,295	190,269	2,381,758
Proceeds from sales of available-for-sale securities	6,837	1,543,434	1,472,152
Other, net	(11,171)	(7,575)	(42,155)
Net cash (used for) provided by investing activities	(534,562)	612,275	73,271

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments on long-term debt and finance lease obligations and payments for debt issuance costs	$ (23,206)	$ (11,889)	$ (862,060)
Treasury stock purchases	(2,017,012)	(3,865,663)	(2,697,704)
Dividends paid	(907,907)	(815,290)	(726,992)
Reissuances of treasury stock related to employee stock purchase plan	109,899	108,178	97,764
Proceeds from issuance of common stock	11,111	5,682	24,123
Other, net	(3,552)	45	(2,113)
Net cash used for financing activities	(2,830,667)	(4,578,937)	(4,166,982)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	128	(30,227)	7,215
Net increase (decrease) in cash, cash equivalents and restricted cash	1,813,837	(897,215)	(498,333)
Cash, cash equivalents and restricted cash at beginning of year	3,773,535	4,670,750	5,169,083
Cash, cash equivalents and restricted cash at end of year	$ 5,587,372	$ 3,773,535	$ 4,670,750
Schedule of non-cash transactions			
Accrued payables for stock repurchases, including applicable excise tax	$ 45,486	$ 46	$ 20,005
Accrued payables for capital expenditures	31,899	80,296	61,392
Dividends payable	231,267	205,615	185,431
Transfers of finished goods inventory to property and equipment	76,856	75,068	80,252
Supplemental disclosures:			
Cash payments for interest	$ 174,745	$ 175,528	$ 203,932
Cash payments for income taxes, net	809,748	807,669	518,567

Reconciliation of cash, cash equivalents, and restricted cash	June 25, 2023	June 26, 2022	June 27, 2021
Cash and cash equivalents	$ 5,337,056	$ 3,522,001	$ 4,418,263
Restricted cash and cash equivalents	250,316	251,534	252,487
Total cash, cash equivalents, and restricted cash	$ 5,587,372	$ 3,773,535	$ 4,670,750

See Notes to Consolidated Financial Statements

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at June 28, 2020	145,331	$ 145	$ 6,695,858	$ (12,949,889)	$ (94,211)	$11,520,591	$ 5,172,494
Issuance of common stock	1,089	1	24,122	—	—	—	24,123
Purchase of treasury stock	(5,819)	(5)	—	(2,717,622)	—	—	(2,717,627)
Reissuance of treasury stock	484	—	76,954	20,810	—	—	97,764
Equity-based compensation expense	—	—	220,164	—	—	—	220,164
Effect of conversion of convertible notes	1,416	2	24,869	—	—	—	24,871
Reclassification from temporary to permanent equity	—	—	10,995	—	—	—	10,995
Adoption of ASU 2018-18	—	—	—	—	—	1,157	1,157
Net income	—	—	—	—	—	3,908,458	3,908,458
Other comprehensive income	—	—	—	—	30,083		30,083
Cash dividends declared ($5.20 per common share)	—	—	—	—	—	(745,294)	(745,294)
Balance at June 27, 2021	142,501	143	7,052,962	(15,646,701)	(64,128)	14,684,912	6,027,188
Issuance of common stock	795	1	5,681	—	—	—	5,682
Purchase of treasury stock	(6,574)	(7)	—	(3,845,697)	—	—	(3,845,704)
Reissuance of treasury stock	253	—	97,209	10,969	—	—	108,178
Equity-based compensation expense	—	—	259,064	—	—	—	259,064
Net income	—	—	—	—	—	4,605,286	4,605,286
Other comprehensive loss	—	—	—	—	(45,854)	—	(45,854)
Cash dividends declared ($6.00 per common share)	—	—	—	—	—	(835,474)	(835,474)
Balance at June 26, 2022	136,975	137	7,414,916	(19,481,429)	(109,982)	18,454,724	6,278,366
Issuance of common stock	615	1	11,110	—	—	—	11,111
Purchase of treasury stock	(4,609)	(5)	—	(2,062,447)	—	—	(2,062,452)
Reissuance of treasury stock	316	—	96,376	13,523	—	—	109,899
Equity-based compensation expense	—	—	286,600	—	—	—	286,600
Net income	—	—	—	—	—	4,510,931	4,510,931
Other comprehensive income	—	—	—	—	9,276	—	9,276
Cash dividends declared ($6.90 per common share)	—	—	—	—	—	(933,559)	(933,559)
Balance at June 25, 2023	133,297	$ 133	$ 7,809,002	$ (21,530,353)	$ (100,706)	$22,032,096	$ 8,210,172

See Notes to Consolidated Financial Statements

Note 1: Company and Industry Information

The Company designs, manufactures, markets, refurbishes, and services semiconductor processing equipment used in the fabrication of integrated circuits. Semiconductor manufacturing, our customers' business, involves the complete fabrication of multiple dies or integrated circuits on a wafer. This involves the repetition of a set of core processes and can require hundreds of individual steps. Fabricating these devices requires highly sophisticated process technologies to integrate an increasing array of new materials with precise control at the atomic scale. Along with meeting technical requirements, wafer processing equipment must deliver high productivity and be cost-effective.

The Company sells its products and services primarily to companies involved in the production of semiconductors in the United States, China, Europe, Japan, Korea, Southeast Asia, and Taiwan.

The semiconductor industry is cyclical in nature and has historically experienced periodic downturns and upturns. Today's leading indicators of changes in customer investment patterns, such as electronics demand, memory pricing, and foundry utilization rates, may not be any more reliable than in prior years. Demand for the Company's equipment can vary significantly from period to period as a result of various factors including, but not limited to, economic conditions; supply, demand, and prices for semiconductors; customer capacity requirements; and the Company's ability to develop and market competitive products. For these and other reasons, the Company's results of operations for fiscal years 2023, 2022, and 2021 may not necessarily be indicative of future operating results.

Note 2: Summary of Significant Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience and on various other assumptions it believes to be applicable and evaluates them on an ongoing basis to ensure they remain reasonable under current conditions. Actual results could differ significantly from those estimates.

Revenue Recognition: The Company recognizes revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services by following a five-step process, (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when or as the Company satisfies a performance obligation, as further described below.

Identify the contract with a customer. The Company generally considers documentation of terms with an approved purchase order as a customer contract provided that collection is considered probable, which is assessed based on the creditworthiness of the customer as determined by credit checks, payment histories, and/or other circumstances.

Identify the performance obligations in the contract. Performance obligations include sales of systems, spare parts, and services. In addition, customer contracts contain provisions for installation and training services which have been deemed immaterial in the context of the contract.

Determine the transaction price. The transaction price for the Company's contracts with its customers consists of both fixed and variable consideration provided it is probable that a significant reversal of revenue will not occur when the uncertainty related to variable consideration is resolved. Fixed consideration includes amounts to be contractually billed to the customer while variable consideration includes estimates for discounts and credits for future usage which are based on contractual terms outlined in volume purchase agreements and other factors known at the time. The Company generally invoices customers at shipment and for professional services either as provided or upon meeting certain milestones. Customer invoices are generally due within 30 to 90 days after issuance. The Company's contracts with customers typically do not include significant financing components as the period between the transfer of performance obligations and timing of payment are generally within one year.

Allocate the transaction price to the performance obligations in the contract. For contracts that contain multiple performance obligations, the Company allocates the transaction price to the performance obligations on a relative standalone selling price basis. Standalone selling prices are based on multiple factors including, but not limited to historical discounting trends for products and services and pricing practices in different geographies.

Recognize revenue when or as the Company satisfies a performance obligation. Revenue for systems and spares are recognized at a point in time, which is generally upon shipment or delivery. Revenue from services is recognized over time as services are completed or ratably over the contractual period of generally one year or less.

Inventory Valuation: Inventories are stated at the lower of cost or net realizable value using standard costs that approximate actual costs on a first-in, first-out basis. Finished goods are reported as inventories until the point of title transfer to the customer.

Unless specified in the terms of sale, title generally transfers at the physical transfer of the products to the freight carriers. Transfer of title for shipments to Japanese customers occurs at the time of customer acceptance.

Management evaluates the need to record adjustments for impairment of inventory at least quarterly. The Company's policy is to assess the valuation of all inventories including manufacturing raw materials, work-in-process, finished goods, and spare parts in each reporting period. Obsolete inventory or inventory in excess of management's estimated usage requirement is written down to its estimated market value if less than cost. Estimates of market value include but are not limited to management's forecasts related to the Company's future manufacturing schedules, customer demand, technological and/or market obsolescence, general semiconductor market conditions, and possible alternative uses. If future customer demand or market conditions are less favorable than the Company's projections, additional inventory write-downs may be required and would be reflected in cost of goods sold in the period in which the revision is made.

Warranty: Typically, the sale of semiconductor capital equipment includes providing parts and service warranties to customers as part of the overall price of the system. The Company provides standard warranties for its systems. The Company records a provision for estimated warranty expenses to cost of sales for each system when it recognizes revenue. The Company does not maintain general or unspecified reserves; all warranty reserves are related to specific systems. All actual or estimated parts and labor costs incurred in subsequent periods are charged to those established reserves on a system-by-system basis.

While the Company periodically monitors the performance and cost of warranty activities, if actual costs incurred are different than its estimates, the Company may recognize adjustments to provisions in the period in which those differences arise or are identified. In addition to the provision of standard warranties, the Company offers customer-paid extended warranty services. Revenues for extended maintenance and warranty services with a fixed payment amount are recognized on a straight-line basis over the term of the contract. Related costs are recorded as incurred.

Equity-based Compensation — Employee Stock Plans: The Company recognizes the fair value of equity-based compensation expense. The Company determines the fair value of its RSUs, excluding market-based performance RSUs, based upon the fair market value of Company's Common Stock at the date of grant, discounted for dividends. The Company estimates the fair value of its market-based performance RSUs using a Monte Carlo simulation model at the date of the grant. The Company estimates the fair value of its stock options using a Black-Scholes option valuation model. This model requires the input of subjective assumptions, including expected stock price volatility and the estimated life of each award. The Company amortizes the fair value of equity-based awards over the vesting periods of the award, and the Company has elected to use the straight-line method of amortization.

Income Taxes: Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Realization of its net deferred tax assets is dependent on future taxable income. The Company believes it is more likely than not that such assets will be realized; however, ultimate realization could be negatively impacted by market conditions and other variables not known or anticipated at this time. In the event that the Company determines that it will not be able to realize all or part of its net deferred tax assets, an adjustment will be charged to earnings in the period such determination is made. Likewise, if the Company later determines that it is more likely than not that the deferred tax assets will be realized, then the previously provided valuation allowance will be reversed.

The Company recognizes the benefit from a tax position only if it is more likely than not that the position will be sustained upon audit based solely on the technical merits of the tax position. The Company's policy is to include interest and penalties related to uncertain tax positions as a component of income tax expense.

Goodwill and Intangible Assets: The valuation of intangible assets acquired in a business combination requires the use of management estimates including but not limited to estimating future expected cash flows from assets acquired and determining discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. Estimates associated with the accounting for acquisitions may change as additional information becomes available. The Company amortizes intangible assets with estimable useful lives over their respective estimated useful lives.

Goodwill represents the amount by which the purchase price in each business combination exceeds the fair value of the net tangible and identifiable intangible assets acquired. Each component of the Company for which discrete financial information is available and for which management regularly reviews the results of operations is considered a reporting unit. All goodwill acquired in a business combination is assigned to one or more reporting units as of the acquisition date. Goodwill is assigned to the Company's reporting units that are expected to benefit from the synergies of the combination. The goodwill assigned to a reporting unit is the difference between the acquisition consideration assigned to the reporting unit on a relative fair value basis and the fair value of acquired assets and liabilities that can be specifically attributed to the reporting unit.

The Company reviews goodwill at least annually for impairment during the fourth quarter of each fiscal year and if certain events or indicators of impairment occur between annual impairment tests. The process of evaluating the potential impairment of goodwill requires significant judgment. When reviewing goodwill for impairment, the Company first performs a qualitative assessment to

determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In performing a qualitative assessment, it considers business conditions and other factors including, but not limited to (i) adverse industry or economic trends, (ii) restructuring actions and lower projections that may impact future operating results, (iii) sustained decline in share price, and (iv) overall financial performance and other events affecting the reporting units. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative impairment test is performed by estimating the fair value of the reporting unit and comparing it to its carrying value, including goodwill allocated to that reporting unit. The Company did not record impairments of goodwill during the years ended June 25, 2023, June 26, 2022, or June 27, 2021.

The Company determines the fair value of its reporting units by using an income approach. Under the income approach, the Company determines fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn.

In estimating the fair value of a reporting unit, the Company makes estimates and judgments about the future cash flows of its reporting units, including estimated growth rates and assumptions about the economic environment. Although the Company's cash flow forecasts are based on assumptions that are consistent with the plans and estimates it is using to manage the underlying businesses, there is significant judgment involved in determining the cash flows attributable to a reporting unit. In addition, the Company makes certain judgments about allocating shared assets to the estimated balance sheets of its reporting units. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

If after completing the quantitative assessment the carrying value of a reporting unit exceeds its fair value, the Company would record an impairment charge equal to the excess of the carrying value of the reporting unit over its fair value, up to the amount the goodwill assigned to the reporting unit.

Impairment of Long-lived Assets (Excluding Goodwill): The Company reviews intangible assets whenever events or circumstances indicate that the carrying value of an asset or asset group may not be recoverable. If such indicators are present, the Company determines whether the sum of the estimated undiscounted cash flows attributable to the assets is less than their carrying value. If the sum is less, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals, or other methods. The Company recognizes an impairment charge to the extent the fair value attributable to the asset are less than the asset's carrying value. The fair value of the asset then becomes the asset's new carrying value, which the Company depreciates over the remaining estimated useful life of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value. For the periods presented, there was no impairment of long-lived assets. In addition, for fully amortized intangible assets, we derecognize the gross cost and accumulated amortization in the period we determine the intangible asset no longer enhances future cash flows.

Fiscal Year: The Company follows a 52/53-week fiscal reporting calendar, and its fiscal year ends on the last Sunday of June each year. The Company's most recent fiscal years ended June 25, 2023, June 26, 2022, and June 27, 2021, and each included 52 weeks.

Principles of Consolidation: The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents and Investments: Investments purchased with an original maturity of three months or less are considered cash equivalents. The Company also invests in certain mutual funds, which include equity and fixed-income securities, related to its obligations under its deferred compensation plan, and such investments are classified as trading securities on the consolidated balance sheets. All of the Company's other investments are classified as available-for-sale at the respective balance sheet dates. The Company accounts for its investment portfolio at fair value. Investments classified as trading securities are recorded at fair value based upon quoted market prices. Differences between the cost and fair value of trading securities are recognized as other income (expense), net in the Consolidated Statement of Operations. The investments classified as available-for-sale are recorded at fair value based upon quoted market prices, and difference between the cost and fair value of available-for-sale securities is presented as a component of accumulated other comprehensive income (loss). Following the fiscal year 2021 adoption of Accounting Standard Codification Topic 326, under Subtopic 326-30, the Company evaluates its investments with fair value less than amortized cost by first considering whether the Company has the intent to sell the security or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. In either such situation, the difference between fair value and amortized cost is recognized as a loss in the income statement. Where such sales are not likely to occur, the Company considers whether a portion of the loss is the result of a credit loss. To the extent such losses are the result of credit losses, those amounts are recognized in the income statement. All other differences between fair value and amortized cost are recognized in other comprehensive income. No such losses were recognized through the income statement during the years ended June 25, 2023, June 26, 2022 and June 27, 2021.

Allowance for Expected Credit Losses: The Company maintains an allowance for expected losses resulting from the inability of its customers to make required payments. The Company evaluates its allowance for expected credit losses based on a combination of factors. In circumstances where specific invoices are deemed uncollectible, the Company provides a specific allowance against the amount due to reduce the net recognized receivable to the amount it reasonably believes will be collected. The Company also

provides allowances based on its write-off history. Bad debt expense was not material for fiscal years ended June 25, 2023, June 26, 2022, and June 27, 2021.

Property and Equipment: Property and equipment is stated at cost. Equipment is depreciated by the straight-line method over the estimated useful lives of the assets, generally three to five years. Furniture and fixtures are depreciated by the straight-line method over the estimated useful lives of the assets, generally five years. Software is amortized by the straight-line method over the estimated useful lives of the assets, generally three to five years. Buildings are depreciated by the straight-line method over the estimated useful lives of the assets, generally twenty-five years. Leasehold improvements are generally amortized by the straight-line method over the shorter of the life of the related asset or the term of the underlying lease. Amortization of finance leases is included with depreciation expense.

Derivative Financial Instruments: In the normal course of business, the Company's financial position is routinely subjected to market risk associated with interest rate and foreign currency exchange rate fluctuations. The Company's policy is to mitigate the effect of interest rate fluctuations on certain proposed debt instruments and exchange rate fluctuations on certain foreign currency denominated business exposures. The Company has a policy that allows the use of derivative financial instruments to hedge foreign currency exchange rate fluctuations on forecasted revenue and expenses and net monetary assets or liabilities denominated in various foreign currencies. The Company carries derivative financial instruments (derivatives) on the balance sheet at their fair values. The Company does not use derivatives for trading or speculative purposes. The Company does not believe that it is exposed to more than a nominal amount of credit risk in its interest rate and foreign currency hedges, as counterparties are large, global and well-capitalized financial institutions. The Company maintains an active currency hedging program and believes there is minimal risk that appropriate derivatives to maintain the Company's hedging program would not be available in the future.

To hedge foreign currency risks, the Company uses foreign currency exchange forward and option contracts, where possible and prudent. These hedge contracts are valued using standard valuation formulas with assumptions about future foreign currency exchange rates derived from existing exchange rates, interest rates, and other market factors.

The Company considers its most current forecast in determining the level of foreign currency denominated revenue and expenses to hedge as cash flow hedges. The Company combines these forecasts with historical trends to establish the portion of its expected volume to be hedged. The revenue and expenses are hedged and designated as cash flow hedges to protect the Company from exposures to fluctuations in foreign currency exchange rates. If the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the related hedge gains and losses on the cash flow hedge are reclassified from accumulated other comprehensive income (loss) to other income (expense), net on the Consolidated Statement of Operations at that time.

Leases: Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company includes renewals and terminations in the calculation of the right-of-use asset and liability when the provision is reasonably certain to be exercised. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future lease payments when the rate implicit in the lease is unknown.

The Company has elected the following practical expedients and accounting policy elections for accounting under ASC 842: (i) leases with an initial lease term of 12 months or less are not recorded on the balance sheet; and (ii) lease and non-lease components of a contract are accounted for as a single lease component.

Guarantees: The Company has certain finance leases that contain provisions whereby the properties subject to the finance leases may be remarketed at lease expiration. The Company has guaranteed to the lessor an amount approximating the lessor's investment in the property. Also, the Company's guarantees generally include certain indemnifications to its lessors for environmental matters, potential overdraft protection obligations to financial institutions related to one of the Company's subsidiaries, indemnifications to the Company's customers for certain infringement of third-party intellectual property rights by its products and services, indemnifications for its officers and directors, and the Company's warranty obligations under sales of its products.

Foreign Currency Translation: The Company's non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, primarily generate and expend cash in their local currency. Accordingly, all balance sheet accounts of these local functional currency subsidiaries are translated into U.S. dollars at the fiscal period-end exchange rate, and income and expense accounts are translated into U.S. dollars using average rates in effect for the period, except for costs related to those balance sheet items that are translated using historical exchange rates. The resulting translation adjustments are recorded as cumulative translation adjustments and are a component of accumulated other comprehensive income (loss). Remeasurement adjustments are recorded in other income (expense), net, where the U.S. dollar is the functional currency.

Note 3: Recent Accounting Pronouncements

Recently Adopted or Effective

In March 2020, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The ASU provides temporary optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the London Interbank Offered Rate ("LIBOR") or another

reference rate expected to be discontinued. In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform (Topic 848)," which permits entities to apply optional expedients in Topic 848 to derivative instruments modified because of discounting transition resulting from reference rate reform. In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848," extending the relief offered in this series of ASUs through December 31, 2024.

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," which requires contract assets and contract liabilities (e.g., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, "Revenue from Contracts with Customers" as if the acquirer had originated the contracts. The guidance is applied prospectively to acquisitions occurring on or after the effective date. The Company early adopted ASU No. 2021-08 during the quarter ended December 25, 2022. The adoption of the new standard did not have a material impact on the Company's Consolidated Financial Statements.

In November 2021, the FASB issued ASU 2021-10, "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance," which requires business entities to make annual disclosures, including the nature of transactions and the related accounting policy used to account for the transactions, significant terms and conditions, and line items affected, about transactions with a government (including government assistance) that are accounted for by analogizing to a grant or contribution accounting model. The Company prospectively adopted ASU 2021-10 in the fiscal year ended June 25, 2023. The adoption of the new standard did not have a material impact on the Company's Consolidated Financial Statements. Refer to Note 17: Commitments and Contingencies for additional information regarding the Company's government assistance.

In December 2022, the Company executed Amendment No. 1 To Second Amended and Restated Credit Agreement, the primary purpose of which was to change the reference rate for borrowings under the Credit Agreement by replacing LIBOR with the Secured Overnight Financing Rate ("SOFR"). The Company applied practical expedients provided in Topic 848 allowing for the changes in contractual terms to be accounted for prospectively. These modifications had no significant impact on the Company's Consolidated Financial Statements. Refer to Note 14: Long-term Debt and Other Borrowings for further information regarding the terms of the Credit Agreement.

Updates Not Yet Effective

There are no new accounting pronouncements not yet adopted or effective that are expected to have a material impact on the Company's Consolidated Financial Statements.

Note 4: Revenue

Deferred Revenue

Revenue of $1,984.6 million included in deferred profit at June 26, 2022 was recognized during fiscal year 2023, representing the majority of the $2,198.1 million of deferred revenue as of June 26, 2022.

The following table summarizes the transaction price for contracts that have not yet been recognized as revenue as of June 25, 2023 and when the Company expects to recognize the amounts as revenue:

	Less than 1 Year	1-3 Years	More than 3 Years	Total
	(in thousands)			
Deferred revenue	$ 1,624,427	$ 183,045 [1]	$ 30,435 [1]	$ 1,837,907

(1) This amount is reported in Deferred profit on the Company's Consolidated Balance Sheets as the customers can demand the liability to be performed at any time.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated between system and its customer-support related revenue:

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
	(in thousands)		
Systems Revenue	$ 10,695,897	$ 11,322,271	$ 9,764,845
Customer support-related revenue and other	6,732,619	5,904,768	4,861,305
	$ 17,428,516	$ 17,227,039	$ 14,626,150

Systems revenue includes sales of new leading-edge equipment in deposition, etch and clean markets.

Customer support-related revenue includes sales of customer service, spares, upgrades, and non-leading-edge equipment from the Company's Reliant product line.

The Company operates in one reportable business segment: manufacturing and servicing of wafer processing semiconductor manufacturing equipment. Refer to Note 20: Segment, Geographic Information, and Major Customers; for additional information regarding the Company's evaluation of reportable business segments and the disaggregation of revenue by the geographic regions in which the Company operates.

Additionally, the Company serves three primary markets: memory, foundry, and logic/integrated device manufacturing. The following table presents the percentages of leading- and non-leading-edge equipment and upgrade revenue to each of the primary markets the Company serves:

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
Memory	42 %	60 %	61 %
Foundry	38 %	26 %	32 %
Logic/integrated device manufacturing	20 %	14 %	7 %

Note 5: Equity-based Compensation Plan

The Company has stock plans that provide for grants of equity-based awards to eligible participants, including stock options and restricted stock units, of the Company's Common Stock. An option is a right to purchase Common Stock at a set price. An RSU award is an agreement to issue a set number of shares of Common Stock at the time of vesting. The Company also has an employee stock purchase plan that allows employees to purchase its Common Stock at a discount through payroll deductions.

The Lam Research Corporation 2015 Stock Incentive Plan (the "Plan") was approved by the stockholders and provides for the grant of non-qualified equity-based awards to eligible employees, consultants, advisors, and non-employee directors of the Company and its subsidiaries. As of the date of stockholder approval 19,232,068 authorized shares were available for issuance under the Plan; as of June 25, 2023, 7,265,101 shares remain available for future issuance to satisfy stock option exercises and vesting of awards.

The Company recognized the following equity-based compensation expense and benefits in the Consolidated Statements of Operations:

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
	(in thousands)		
Equity-based compensation expense	$ 286,600	$ 259,064	$ 220,164
Income tax benefit recognized related to equity-based compensation	$ 25,794	$ 37,466	$ 49,313
Income tax benefit realized from the exercise and vesting of options and RSUs	$ 46,495	$ 72,564	$ 97,275

The estimated fair value of the Company's equity-based awards, less expected forfeitures, is amortized over the awards' vesting terms on a straight-line basis.

Restricted Stock Units

During the fiscal years 2023, 2022, and 2021, the Company issued both service-based RSUs and market-based performance RSUs ("PRSUs"). Service-based RSUs typically vest annually over a period of 3 years or less. Market-based PRSUs generally vest three years from the grant date if certain performance criteria are achieved and require continued employment. Based upon the terms of such awards, the number of shares that can be earned over the performance periods is based on the Company's Common Stock price performance compared to the market price performance of a designated benchmark index, ranging from 0% to 150% of target. The designated benchmark index was the Philadelphia Semiconductor Total Return Index ("XSOX"). The stock price performance or market price performance is measured using the average closing price for the 50-trading days prior to the dates the performance period begins and ends. The target number of shares represented by the market-based PRSUs is increased by 2% of target for each 1% that Common Stock price performance exceeds the market price performance of the designated benchmark index. Market-based PRSUs utilize the XSOX, which index gives effect to the reinvestment of dividends paid on its constituent holdings, as the benchmark; and accordingly, the Company's Common Stock price performance was adjusted for the reinvestment of dividends on Common Stock on the ex-dividend date. The result of the vesting formula is rounded down to the nearest whole number. Total stockholder return is a measure of stock price appreciation in this performance period.

The following table summarizes the Company's combined service-based RSUs and market-based PRSUs:

	Number of Shares (in thousands)	Weighted-Average Grant Date Fair Value
Outstanding, June 26, 2022	1,101	$ 475.33
Granted	600	466.96
Vested	(544)	412.24
Forfeited or canceled	(79)	505.06
Outstanding, June 25, 2023	1,078	$ 498.79

Of the 1.1 million shares outstanding at June 25, 2023, 896.0 thousand are service-based RSUs and 182.0 thousand are market-based PRSUs. The fair value of the Company's service-based RSUs was calculated based on the fair market value of the Company's stock at the date of grant, discounted for dividends. The fair value of the Company's market-based PRSUs granted during fiscal years 2023, 2022, and 2021 was calculated using a Monte Carlo simulation model at the date of the grant, resulting in a weighted average grant-date fair value per share of $466.19, $488.68, and $640.69, respectively. The total fair value of service-based RSUs and market-based RSUs that vested during fiscal years 2023, 2022, and 2021 was $224.4 million, $195.1 million, and $177.4 million, respectively.

As of June 25, 2023, the Company had $424.1 million of total unrecognized compensation expense which is expected to be recognized over a weighted-average remaining period of approximately 2.2 years.

Stock Options

The Company granted stock options with a 7-year maximum contractual term to a limited group of executive officers during fiscal years 2023, 2022, and 2021. Stock options typically vest over a period of three years or less. The Company had 174.8 thousand options outstanding at June 25, 2023 with a weighted-average exercise price of $362.83 per share, of which 109.7 thousand were exercisable with a weighted-average exercise price of $272.59 per share. As of June 25, 2023, the Company had $10.7 million of total unrecognized compensation expense related to unvested stock options granted and outstanding which is expected to be recognized over a weighted-average remaining period of 2.3 years.

ESPP

The Company has an employee stock purchase plan (the "ESPP") which allows employees to designate a portion of their base compensation to be deducted and used to purchase the Company's Common Stock at a purchase price per share of the lower of 85% of the fair market value of the Company's Common Stock on the first or last day of the applicable purchase period. Typically, each offering period lasts 12 months and contains one interim purchase date.

During fiscal year 2023, approximately 315.8 thousand shares of the Company's Common Stock were sold to employees under the ESPP. At June 25, 2023, approximately 5.4 million shares were available for purchase, and the Company had $8.9 million of total unrecognized compensation cost, which is expected to be recognized over a remaining period of less than six months.

Note 6: Other Income (Expense), Net

The significant components of other income (expense), net, were as follows:

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
	(in thousands)		
Interest income	$ 138,984	$ 15,209	$ 19,687
Interest expense	(186,462)	(184,759)	(208,597)
Gains (losses) on deferred compensation plan related assets, net	20,186	(38,053)	61,838
Foreign exchange (losses) gains, net	(7,078)	(723)	(6,962)
Other, net	(31,280)	19,618	22,815
	$ (65,650)	$ (188,708)	$ (111,219)

Interest income in the year ended June 25, 2023, increased compared to the year ended June 26, 2022, primarily as a result of higher yields and higher cash balances. Interest income decreased in the year ended June 26, 2022, compared to the year ended June 27, 2021, as a result of lower cash balances.

Interest expense in the year ended June 25, 2023, was flat compared to the year ended June 26, 2022. The decrease in interest expense in the year ended June 26, 2022, compared to the year ended June 27, 2021, was primarily due to the payoff of $800 million of senior notes in June 2021.

The gains or losses on deferred compensation plan related assets, net in fiscal years 2023, 2022 and 2021 were driven by fluctuations in the fair market value of the underlying funds.

The variations in other, net for the year ended June 25, 2023 compared to the years ended June 26, 2022 and June 27, 2021 were primarily driven by fluctuations in the fair market value of equity investments.

Note 7: Income Taxes

The components of income before income taxes were as follows:

| | Year Ended | | |
	June 25, 2023	June 26, 2022	June 27, 2021
	(in thousands)		
United States	$ 151,759	$ 87,933	$ 120,161
Foreign	4,957,451	5,105,181	4,250,643
	$ 5,109,210	$ 5,193,114	$ 4,370,804

Significant components of the provision (benefit) for income taxes attributable to income before income taxes were as follows:

| | Year Ended | | |
	June 25, 2023	June 26, 2022	June 27, 2021
	(in thousands)		
Federal:			
Current	$ 541,416	$ 620,344	$ 437,525
Deferred	(136,178)	(226,895)	(139,531)
	405,238	393,449	297,994
State:			
Current	32,082	20,759	13,560
Deferred	(2,813)	(19,096)	(8,324)
	29,269	1,663	5,236
Foreign:			
Current	196,842	204,163	162,738
Deferred	(33,070)	(11,447)	(3,622)
	163,772	192,716	159,116
Total provision for income taxes	$ 598,279	$ 587,828	$ 462,346

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the tax effect of carryforwards. Significant components of the Company's net deferred tax assets and liabilities were as follows:

	June 25, 2023	June 26, 2022
	(in thousands)	
Deferred tax assets:		
Tax carryforwards	$ 359,505	$ 315,396
Allowances and reserves	192,374	194,410
Equity-based compensation	9,600	8,845
Inventory valuation differences	57,675	52,323
Outside basis differences of foreign subsidiaries	527,139	421,056
R&D capitalization	36,618	—
Operating lease liabilities	50,867	50,294
Finance lease assets	32,905	35,754
Intangible assets	4,108	889
Other	31,773	23,955
Gross deferred tax assets	1,302,564	1,102,922
Valuation allowance	(352,377)	(308,724)
Net deferred tax assets	950,187	794,198
Deferred tax liabilities:		
Capital assets	(121,948)	(114,644)
Amortization of goodwill	(12,515)	(13,789)
Right-of-use assets	(50,867)	(50,294)
Finance lease liabilities	(50,534)	(52,379)
Other	(1,974)	(2,395)
Gross deferred tax liabilities	(237,838)	(233,501)
Net deferred tax assets	$ 712,349	$ 560,697

The change in gross deferred tax assets, gross deferred tax liabilities, and valuation allowance between fiscal year 2023 and 2022 is primarily due to increases in gross deferred tax assets for outside basis differences of foreign subsidiaries, tax credits, and capitalized research and experimental expenditures.

The Company has an accounting policy election to record deferred taxes related to Global Intangible Low-Taxed Income ("GILTI").

Realization of the Company's net deferred tax assets is based upon the weighting of available evidence, including such factors as the recent earnings history and expected future taxable income. The Company believes it is more likely than not that such deferred tax assets will be realized with the exception of $352.4 million primarily related to California deferred tax assets. At June 25, 2023, the Company continued to record a valuation allowance to offset the entire California deferred tax asset balance due to the single sales factor apportionment resulting in lower taxable income in California.

At June 25, 2023, the Company had federal net operating loss carryforwards of $12.9 million. If not utilized, these losses will begin to expire in fiscal year 2024, and are subject to limitation on their utilization.

At June 25, 2023, the Company had state net operating loss carryforwards of $171.4 million. If not utilized, these losses will begin to expire in fiscal year 2024, and are subject to limitation on their utilization.

At June 25, 2023, the Company had foreign net operating loss carryforwards of $19.6 million. All of these losses can be carried forward indefinitely, and are subject to limitation on their utilization.

At June 25, 2023, the Company had state tax credit carryforwards of $530.3 million. Substantially all of these credits can be carried forward indefinitely.

A reconciliation of income tax expense provided at the federal statutory rate (21% in fiscal years 2023, 2022, and 2021) to actual income tax expense is as follows:

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
	(in thousands)		
Income tax expense computed at federal statutory rate	$ 1,072,934	$ 1,096,692	$ 917,869
State income taxes, net of federal tax benefit	(23,252)	(35,584)	(33,478)
Foreign income taxed at different rates	(430,314)	(407,989)	(365,886)
Settlements and reductions in uncertain tax positions	(28,968)	(51,227)	(13,613)
Tax credits	(103,019)	(96,440)	(86,709)
State valuation allowance, net of federal tax benefit	49,073	43,502	39,477
Equity-based compensation	15,816	(13,168)	(45,764)
Other permanent differences and miscellaneous items	46,009	52,042	50,450
	$ 598,279	$ 587,828	$ 462,346

Effective from fiscal year 2022, the Company has a 15-year tax incentive ruling in Malaysia for one of its foreign subsidiaries. The statutory tax rate in Malaysia is 24%. The tax incentive provides exemptions on foreign income earned and is contingent upon meeting certain conditions. The Company expects to apply for renewals upon expiration. The impact of the tax incentive decreased worldwide taxes by approximately $576.0 million for fiscal year 2023. The benefit of the tax incentive on diluted earnings per share was approximately $4.24 in fiscal year 2023.

Earnings of the Company's foreign subsidiaries included in consolidated retained earnings that are indefinitely reinvested in foreign operations aggregated to approximately $1.1 billion at June 25, 2023. If these earnings were remitted to the United States, they would be subject to foreign withholding taxes of approximately $171.1 million at the current statutory rates. The potential tax expense associated with these foreign withholding taxes would be offset by $136.9 million of foreign tax credits that would be generated in the United States upon remittance.

On August 16, 2022, the IRA was signed into law. In general, the provisions of the IRA will be effective beginning with the Company's fiscal year 2024, with certain exceptions. The IRA includes a new 15% corporate minimum tax. The impact on income taxes due to changes in legislation is required under the authoritative guidance of ASC 740, Income Taxes, to be recognized in the period in which the law is enacted. The Company has evaluated the potential impacts of the IRA and does not expect it to have a material impact on the effective tax rate. However, the Company expects future guidance from the Treasury Department and will further analyze when the guidance is issued.

The Company's gross uncertain tax positions were $640.2 million, $617.4 million, and $566.8 million as of June 25, 2023, June 26, 2022, and June 27, 2021, respectively. During fiscal year 2023, gross uncertain tax positions increased by $22.8 million. The amount of uncertain tax positions that, if recognized, would impact the effective tax rate was $550.1 million, $539.6 million, and $504.4 million, as of June 25, 2023, June 26, 2022, and June 27, 2021, respectively.

The aggregate changes in the balance of gross uncertain tax positions were as follows:

	(in thousands)
Balance as of June 28, 2020	$ 476,695
Settlements and effective settlements with tax authorities	(1,443)
Lapse of statute of limitations	(8,456)
Increases in balances related to tax positions taken during prior periods	15,986
Decreases in balances related to tax positions taken during prior periods	(2,746)
Increases in balances related to tax positions taken during current period	86,735
Balance as of June 27, 2021	566,771
Settlements and effective settlements with tax authorities	(14,440)
Lapse of statute of limitations	(8,021)
Increases in balances related to tax positions taken during prior periods	6,468
Decreases in balances related to tax positions taken during prior periods	(28,376)
Increases in balances related to tax positions taken during current period	94,971
Balance as of June 26, 2022	617,373
Settlements and effective settlements with tax authorities	(50,238)
Lapse of statute of limitations	(22,103)
Increases in balances related to tax positions taken during prior periods	5,841
Decreases in balances related to tax positions taken during prior periods	(4,316)
Increases in balances related to tax positions taken during current period	93,615
Balance as of June 25, 2023	$ 640,172

The Company recognizes interest expense and penalties related to the above uncertain tax positions within income tax expense. The Company had accrued $74.4 million, $61.2 million, and $54.6 million cumulatively for gross interest and penalties as of June 25, 2023, June 26, 2022, and June 27, 2021, respectively.

The Company is subject to audits by state and foreign tax authorities. The Company is unable to make a reasonable estimate as to when cash settlements, if any, with the relevant taxing authorities will occur.

The Company files U.S. federal, U.S. state, and foreign income tax returns. As of June 25, 2023, tax years 2005-2023 remain subject to examination in the jurisdictions where the Company operates. The Internal Revenue Service ("IRS") has examined the Company's U.S. federal income tax return for the fiscal year ended June 24, 2018. As of September 25, 2022, the IRS has proposed adjustments resulting in a tax liability increase of approximately $50.0 million, which was previously reserved. The Company has agreed to pay the amount and has made a partial cash settlement in the September quarter with the remaining settlement expected to be paid based on the IRS requirements.

The IRS is examining the Company's U.S. federal income tax returns for the fiscal years ended June 30, 2019, and June 28, 2020. To date, no significant adjustments have been proposed by the IRS. The Company is unable to make a reasonable estimate as to when cash settlements, if any, with the IRS will occur.

The Company is in various stages of examinations in connection with all of its tax audits worldwide, and it is difficult to determine when these examinations will be settled. It is reasonably possible that over the next 12-month period the Company may experience an increase or decrease in its uncertain tax positions as a result of tax examinations or lapses of statutes of limitation. The change in uncertain tax positions as a result of lapses of statutes of limitation may range up to $9.2 million.

Note 8: Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the treasury stock method, for dilutive stock options, restricted stock units, and convertible notes.

The following table reconciles the inputs to the basic and diluted computations for net income per share.

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
	(in thousands, except per share data)		
Numerator:			
Net income	$ 4,510,931	$ 4,605,286	$ 3,908,458
Denominator:			
Basic average shares outstanding	135,472	139,899	143,609
Effect of potential dilutive securities:			
Employee stock plans	362	729	1,168
Convertible notes	—	—	543
Diluted average shares outstanding	135,834	140,628	145,320
Net income per share - basic	$ 33.30	$ 32.92	$ 27.22
Net income per share - diluted	$ 33.21	$ 32.75	$ 26.90

For purposes of computing diluted net income per share, weighted-average common shares do not include potentially dilutive securities that are anti-dilutive under the treasury stock method. The impact from potentially dilutive securities, including options and RSUs, was not material for fiscal years ended June 25, 2023, June 26, 2022, and June 27, 2021.

Note 9: Financial Instruments

Fair Value

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value. The level of an asset or liability in the hierarchy is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities with sufficient volume and frequency of transactions.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active for identical assets or liabilities, or model-derived valuations techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Valuations based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities and based on non-binding, broker-provided price quotes and may not have been corroborated by observable market data.

The Company engages with pricing vendors to provide fair values for a majority of its Level 1 and Level 2 investments. The vendors provide either a quoted market price or use observable inputs without applying significant adjustments in their pricing. Significant observable inputs include interest rates and yield curves observable at commonly quoted intervals, volatility and credit risks. The fair value of derivative contracts is determined using observable market inputs such as the foreign currency rates, forward rate curves, currency volatility and interest rates and considers nonperformance risk of the Company and its counterparties.

The Company's primary financial instruments include its cash, cash equivalents, investments, restricted cash and investments, long-term investments, accounts receivable, accounts payable, long-term debt and leases, and foreign currency related derivative instruments. The estimated fair value of cash, time deposits, accounts receivable, and accounts payable approximates their carrying value due to the short period of time to their maturities. The estimated fair values of lease obligations approximate their carrying value as the majority of these obligations have interest rates that adjust to market rates on a periodic basis. Refer to Note 14: Long Term Debt and Other Borrowings for additional information regarding the fair value of the Company's senior notes.

Investments

Equity Investments measured at fair value on a non-recurring basis

As of June 25, 2023 and June 26, 2022, equity investments of $118.4 million and $125.2 million, respectively, were recognized in other assets in the Consolidated Balance Sheets.

Net gains resulting from the application of the measurement alternative to the Company's equity investments were immaterial in the fiscal years ended 2023, 2022, and 2021. During the fiscal year 2022, one of the Company's equity investees became publicly traded and the market value of that investee fluctuated throughout the fiscal year; the Company liquidated its position in this equity investee during the last quarter of the fiscal year ended June 26, 2022 and recognized an immaterial cumulative gain on disposition.

Debt and Equity Investments measured at fair value on a recurring basis

The following tables set forth the Company's cash, cash equivalents, investments, restricted cash and investments, and other assets measured at fair value on a recurring basis as of June 25, 2023, and June 26, 2022:

					June 25, 2023			
						(Reported Within)		
	Cost	**Unrealized Gain**	**Unrealized (Loss)**	**Fair Value**	**Cash and Cash Equivalents**	**Investments**	**Restricted Cash & Investments**	**Other Assets**
				(in thousands)				
Level 1:								
Money market funds	$ 2,223,642	$ —	$ —	$ 2,223,642	$ 2,223,642	$ —	$ —	$ —
Mutual funds	96,646	12,092	(2,069)	106,669	—	—	—	106,669
Level 1 Total	2,320,288	12,092	(2,069)	2,330,311	2,223,642	—	—	106,669
Level 2:								
Corporate notes and bonds	38,033	—	(392)	37,641	—	37,641	—	—
Level 2 Total	38,033	—	(392)	37,641	—	37,641	—	—
Total subject to fair value hierarchy	$ 2,358,321	$ 12,092	$ (2,461)	$ 2,367,952				
Cash				2,132,811	2,132,522	—	289	—
Time deposits				1,230,919	980,892	—	250,027	—
Total				$ 5,731,682	$ 5,337,056	$ 37,641	$ 250,316	$ 106,669

					June 26, 2022			
						(Reported Within)		
	Cost	**Unrealized Gain**	**Unrealized (Loss)**	**Fair Value**	**Cash and Cash Equivalents**	**Investments**	**Restricted Cash & Investments**	**Other Assets**
				(in thousands)				
Level 1:								
Money market funds	$ 712,076	$ —	$ —	$ 712,076	$ 712,076	$ —	$ —	$ —
Mutual funds	84,851	12,027	(1,659)	95,219	—	—	—	95,219
Level 1 Total	796,927	12,027	(1,659)	807,295	712,076	—	—	95,219
Level 2:								
Corporate notes and bonds	137,859	—	(2,128)	135,731	—	135,731	—	—
Level 2 Total	137,859	—	(2,128)	135,731	—	135,731	—	—
Total subject to fair value hierarchy	$ 934,786	$ 12,027	$ (3,787)	$ 943,026				
Cash				1,017,253	1,015,747	—	1,506	—
Time deposits				2,044,206	1,794,178	—	250,028	—
Total				$ 4,004,485	$ 3,522,001	$ 135,731	$ 251,534	$ 95,219

The Company accounts for its investment portfolio at fair value. Realized gains (losses) for investment sales are specifically identified. Management assesses the fair value of investments in debt securities that are not actively traded through consideration of interest rates and their impact on the present value of the cash flows to be received from the investments.

The Company evaluates its investments with fair value less than amortized cost by first considering whether the Company has the intent to sell the security or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. In either such situation, the difference between fair value and amortized cost is recognized as a loss in the income statement. Where such sales are not likely to occur, the Company considers whether a portion of the loss is the result of a credit loss. To the extent such losses are the result of credit losses, those amounts are recognized in the income statement. All other differences between fair value and amortized cost are recognized in other comprehensive income. No such losses were recognized through the income statement during the twelve months ended June 25, 2023, and June 26, 2022.

Gross realized gains/(losses) from sales of investments were insignificant in the fiscal years 2023, 2022, and 2021.

The following is an analysis of the Company's investments in unrealized loss positions.:

	June 25, 2023					
	Unrealized Losses Less than 12 Months		Unrealized Losses 12 Months or Greater		Total	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
	(in thousands)					
Mutual funds	$ —	$ —	$ 30,356	$ (2,069)	$ 30,356	$ (2,069)
Corporate notes and bonds	9,105	(6)	26,517	(386)	35,622	(392)
	$ 9,105	$ (6)	$ 56,873	$ (2,455)	$ 65,978	$ (2,461)

The amortized cost and fair value of cash equivalents, investments, and restricted investments with contractual maturities as of June 25, 2023, are as follows:

	Cost	Fair Value
	(in thousands)	
Due in one year or less	$ 3,489,100	$ 3,488,721
Due after one year through five years	3,494	3,481
	$ 3,492,594	$ 3,492,202

The Company has the ability, if necessary, to liquidate its investments in order to meet the Company's liquidity needs in the next 12 months. Accordingly, those investments with contractual maturities greater than 12 months from the date of purchase nonetheless are classified as short-term on the accompanying Consolidated Balance Sheets.

Derivative Instruments and Hedging

The Company carries derivative financial instruments ("derivatives") on its Consolidated Balance Sheets at their fair values. The Company enters into foreign currency forward contracts and foreign currency options with financial institutions with the primary objective of reducing volatility of earnings and cash flows related to foreign currency exchange rate fluctuations. In addition, the Company enters into interest rate swap arrangements to manage interest rate risk. The counterparties to these derivatives are large, global financial institutions that the Company believes are creditworthy, and therefore, it does not consider the risk of counterparty nonperformance to be material.

Under the master netting agreements with the respective counterparties to the Company's derivative contracts, subject to applicable requirements, the Company is allowed to net settle transactions of the same currency with a single net amount payable by one party to the other. However, the Company has elected to present the derivative assets and derivative liabilities on a gross basis on its balance sheet. As of June 25, 2023 and June 26, 2022, the potential effect of rights of offset associated with the above foreign exchange and interest rate contracts would be immaterial to the Consolidated Balance Sheets.

Cash Flow Hedges

The Company's financial position is routinely subjected to market risk associated with foreign currency exchange rate fluctuations on non-U.S. dollar transactions or cash flows. The Company's policy is to mitigate the foreign exchange risk arising from the fluctuations in the value of these non-U.S. dollar denominated transactions or cash flows through a foreign currency cash flow hedging program, using forward contracts and foreign currency options that generally expire within 12 months and no later than 24 months. These hedge contracts are designated as cash flow hedges and are carried on the Company's balance sheet at fair value with the effective portion of the contracts' gains or losses included in accumulated other comprehensive income (loss) and subsequently recognized in revenue/expense in the same period the hedged items affect earnings.

In addition, the Company has entered into interest rate swap agreements to hedge against the variability of cash flows due to changes in certain benchmark interest rates on fixed rate debt. These instruments are designated as cash flow hedges at inception and are settled in conjunction with the issuance of debt. The effective portion of the contracts' gains or losses is included in accumulated other comprehensive income (loss) and is amortized into income as the hedged item affects earnings.

At inception and at each quarter-end, hedges are tested prospectively and retrospectively for effectiveness using regression analysis. Changes in the fair value of foreign exchange contracts due to changes in time value are included in the assessment of effectiveness. To qualify for hedge accounting, the hedge relationship must meet criteria relating to both the derivative instrument and the hedged item. These criteria include identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows will be measured.

To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be tested to demonstrate an expectation of providing highly effective offsetting changes to future cash flows on hedged transactions. When derivative instruments are designated and qualify as effective cash flow hedges, the Company recognizes effective changes in the fair value of the hedging instrument within accumulated other comprehensive income (loss) until the hedged exposure is realized. Consequently, the Company's results of operations are not subject to fluctuation as a result of changes in the fair value of the derivative instruments. If hedges are not highly effective or if the Company does not believe that the underlying hedged forecasted transactions will occur, the Company may not be able to account for its derivative instruments as cash flow hedges. If this were to occur, future changes in the fair values of the Company's derivative instruments would be recognized in earnings. Additionally, related amounts previously recorded in other comprehensive income would be reclassified to earnings immediately. There were no material gains or losses during the fiscal years ended June 25, 2023, June 26, 2022, or June 27, 2021 associated with forecasted transactions that did not occur, nor any ineffectiveness recognized in the same periods.

As of June 25, 2023, the fair value of outstanding cash flow hedges was not material. Additionally, as of June 25, 2023, the Company had an immaterial net gain or loss accumulated in other comprehensive income, net of tax, related to foreign exchange cash flow hedges and interest rate contracts which it expects to reclassify from other comprehensive income into earnings over the next 12 months.

The following table provides the total notional value of cash flow hedge instruments outstanding as of June 25, 2023:

	June 25, 2023
	(In thousands)
Buy Contracts	$ 269,827
Sell Contracts	168,233

The effect of derivative instruments designated as cash flow hedges on the Company's Consolidated Statements of Operations, including accumulated other comprehensive income ("AOCI"), was as follows:

		Year Ended June 25, 2023		Year Ended June 26, 2022	
	Location of Gain (Loss) Recognized in or Reclassified into Income	Gain Recognized in AOCI	Gain (Loss) Reclassified from AOCI into Income	Gain (Loss) Recognized in AOCI	Gain (Loss) Reclassified from AOCI into Income
Derivatives in Cash Flow Hedging Relationships		(in thousands)			
Foreign exchange contracts	Revenue	$ 11,801	$ 1,810	$ 57,058	$ 45,057
Foreign exchange contracts	Cost of goods sold	1,804	3,002	(23,414)	(11,410)
Foreign exchange contracts	R&D	—	(5)	(1,948)	(10)
Foreign exchange contracts	SG&A	418	140	(6,914)	(2,434)
Interest rate contracts	Other income (expense), net	—	(1,091)	—	(4,238)
		$ 14,023	$ 3,856	$ 24,782	$ 26,965

Balance Sheet Hedges

The Company also enters into foreign currency forward contracts to hedge fluctuations associated with foreign currency denominated monetary assets and liabilities, primarily cash, third-party accounts receivable, accounts payable, and intercompany receivables and payables. These forward contracts are not designated for hedge accounting treatment. Therefore, the change in the carrying value of these derivatives is recorded as a component of other income (expense), net and offsets the change in fair value of the foreign currency denominated assets and liabilities related to remeasurement, which are also recorded in other income (expense), net. As of June 25, 2023 and June 26, 2022, the fair value of outstanding balance sheet hedges was not material.

The following table provides the total notional value of balance sheet hedge instruments outstanding as of June 25, 2023:

	June 25, 2023
	(In thousands)
Buy Contracts	$ 268,166
Sell Contracts	166,723

The effect of the Company's balance sheet hedge derivative instruments on the Company's Consolidated Statements of Operations was as follows:

| | | Year Ended | |
| | | June 25, 2023 | June 26, 2022 |
Derivatives Not Designated as Hedging Instruments:	Location of (Loss) Gain Recognized in Income	(Loss) Recognized in Income	Gain Recognized in Income
		(in thousands)	
Foreign exchange contracts	Other income (expense), net	$ (9,544)	$ 14,362

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments, restricted cash and investments, trade accounts receivable, and derivative financial instruments used in hedging activities. Cash is placed on deposit at large, global financial institutions. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company's cash are creditworthy and, accordingly, minimal credit risk exists with respect to these balances.

The Company's overall portfolio of available-for-sale securities must maintain an average minimum rating of "AA-" or "Aa3" as rated by Standard and Poor's, Fitch Ratings, or Moody's Investor Services. To ensure diversification and minimize concentration, the Company's policy limits the amount of credit exposure with any one financial institution or commercial issuer.

The Company is exposed to credit losses in the event of nonperformance by counterparties on foreign currency and interest rate hedge contracts that are used to mitigate the effect of exchange rate and interest rate fluctuations and on contracts related to structured share repurchase arrangements. These counterparties are large, global financial institutions and, to date, no such counterparty has failed to meet its financial obligations to the Company.

Credit risk evaluations, including trade references, bank references, and Dun & Bradstreet ratings, are performed on all new customers, and the Company monitors its customers' financial condition and payment performance. In general, the Company does not require collateral on sales.

As of June 25, 2023, three customers accounted for approximately 32%, 13% and 10% of accounts receivable, respectively. As of June 26, 2022, two customers accounted for approximately 20%, and 14% of accounts receivable, respectively. No other customers accounted for more than 10% of accounts receivable, respectively. The Company's balance and transactional activity for its allowance for doubtful accounts is not material as of and for the twelve months ended June 25, 2023, June 26, 2022, and June 27, 2021. Refer to Note 20: Segment, Geographic Information, and Major Customers for additional information regarding customer concentrations.

Note 10: Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. System shipments to customers in Japan, for which title does not transfer until customer acceptance, are classified as finished goods inventory and carried at cost until title transfers. Inventories consist of the following:

	June 25, 2023	June 26, 2022
	(in thousands)	
Raw materials	$ 3,196,988	$ 2,401,490
Work-in-process	325,611	471,348
Finished goods	1,293,591	1,093,456
	$ 4,816,190	$ 3,966,294

Note 11: Property and Equipment

Property and equipment, net, is presented in the table below.

	June 25, 2023	June 26, 2022
	(in thousands)	
Manufacturing and engineering equipment	$ 1,802,627	$ 1,588,805
Buildings and improvements	1,286,849	1,124,381
Computer and computer-related equipment	174,084	177,198
Land	98,739	84,733
Office equipment, furniture and fixtures	83,108	70,642
	3,445,407	3,045,759
Less: accumulated depreciation and amortization	(1,642,456)	(1,440,325)
	$ 1,802,951	$ 1,605,434

The Company has excluded $53.7 million, and $42.2 million of finance right-of-use assets recorded within property and equipment, net from the table above for the years ended June 25, 2023 and June 26, 2022, respectively. See Note 15: Leases for additional information regarding these finance lease right-of-use assets. Depreciation expense, excluding amortization of finance lease right of use assets, during fiscal years 2023, 2022, and 2021 was $282.8 million, $248.2 million, and $229.8 million, respectively.

Note 12: Goodwill and Intangible Assets

Goodwill

The balance of goodwill was $1.6 billion and $1.5 billion as of June 25, 2023 and June 26, 2022, respectively. As of June 25, 2023 and June 26, 2022, $65.4 million and $62.0 million, respectively, of the goodwill balance is tax deductible, and the remaining balance is not tax deductible due to purchase accounting and applicable foreign law. No goodwill impairments were recognized in fiscal years 2023, 2022, or 2021. Refer to Note 21: Business Combinations for additional information regarding the Company's goodwill balance.

Intangible Assets

The following table provides details of the Company's intangible assets, other than goodwill:

	June 25, 2023			June 26, 2022		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in thousands)					
Customer relationships	$ 644,138	$ (631,420)	$ 12,718	$ 633,252	$ (627,376)	$ 5,876
Existing technology	717,331	(674,549)	42,782	676,924	(664,278)	12,646
Patents and other intangible assets	199,532	(116,659)	82,873	167,821	(84,493)	83,328
Intangible assets subject to amortization	1,561,001	(1,422,628)	138,373	1,477,997	(1,376,147)	101,850
In process research and development	30,081	—	30,081	—	—	—
Total intangible assets	$ 1,591,082	$ (1,422,628)	$ 168,454	$ 1,477,997	$ (1,376,147)	$ 101,850

The Company recognized $51.5 million, $78.0 million, and $70.6 million in intangible asset amortization expense during fiscal years 2023, 2022, and 2021, respectively. No intangible asset impairments were recognized in fiscal years 2023, 2022, or 2021.

The estimated future amortization expense of intangible assets as of June 25, 2023, is reflected in the table below. The table excludes $18.9 million of capitalized costs for intangible assets that have not yet been placed into service.

Fiscal Year	Amount
	(in thousands)
2024	$ 42,007
2025	27,423
2026	17,307
2027	12,797
2028	9,259
Thereafter	10,678
	$ 119,471

Refer to Note 21: Business Combinations for additional information regarding the Company's intangible assets.

Note 13: Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	June 25, 2023	June 26, 2022
	(in thousands)	
Accrued compensation	$ 481,354	$ 481,070
Warranty reserves	256,781	232,248
Income and other taxes payable	460,630	465,601
Dividend payable	231,267	205,615
Restructuring	8,014	—
Other	572,591	589,738
	$ 2,010,637	$ 1,974,272

Note 14: Long Term Debt and Other Borrowings

As of June 25, 2023, and June 26, 2022, the Company's outstanding debt consisted of the following:

	June 25, 2023		June 26, 2022	
	Amount (in thousands)	Effective Interest Rate	Amount (in thousands)	Effective Interest Rate
Fixed-rate 3.80% Senior Notes Due March 15, 2025 ("2025 Notes")	$ 500,000	3.87 %	$ 500,000	3.87 %
Fixed-rate 3.75% Senior Notes Due March 15, 2026 ("2026 Notes")	750,000	3.86 %	750,000	3.86 %
Fixed-rate 4.00% Senior Notes Due March 15, 2029 ("2029 Notes")	1,000,000	4.09 %	1,000,000	4.09 %
Fixed-rate 1.90% Senior Note Due June 15, 2030 ("2030 Notes")	750,000	2.01 %	750,000	2.01 %
Fixed-rate 4.875% Senior Notes Due March 15, 2049 ("2049 Notes")	750,000	4.93 %	750,000	4.93 %
Fixed-rate 2.875% Senior Note Due June 15, 2050 ("2050 Notes")	750,000	2.93 %	750,000	2.93 %
Fixed-rate 3.125% Senior Note Due June 15, 2060 ("2060 Notes")	500,000	3.18 %	500,000	3.18 %
Total Senior Notes outstanding, at par	5,000,000		5,000,000	
Unamortized discount	(32,934)		(35,549)	
Fair value adjustment - interest rate contracts	3,050 [1]		4,835 [1]	
Unamortized bond issuance costs	(6,189)		(6,827)	
Other financing arrangements	1,438		—	
Total debt outstanding, at carrying value	$ 4,965,365		$ 4,962,459	
Reported as:				
Current portion of long-term debt	$ 421		$ —	
Long-term debt	$ 4,964,944		$ 4,962,459	

(1) This amount represents a cumulative fair value gain for discontinued hedging relationships, net of an immaterial amount of amortization as of the periods presented.

The Company's contractual cash obligations relating to its outstanding debt as of June 25, 2023, were as follows:

Payments Due by Fiscal Year:	Principal	Interest
	(in thousands)	
2024	$ —	$ 175,125
2025	500,000	169,425
2026	750,000	147,922
2027	—	128,000
2028	—	128,000
Thereafter	3,750,000	1,786,213
Total	$ 5,000,000	$ 2,534,685

Senior Notes

On May 5, 2020, the Company completed a public offering of $750 million aggregate principal amount of the Company's Senior Notes due June 15, 2030 (the "2030 Notes"), $750 million aggregate principal amount of the Company's Senior Notes due June 15, 2050 (the "2050 Notes"), and $500 million aggregate principal amount of the Company's Senior Notes due June 15, 2060 (the "2060 Notes"). The Company pays interest at an annual rate of 1.90%, 2.875%, and 3.125%, on the 2030, 2050, and 2060 Notes, respectively, on a semi-annual basis on June 15 and December 15 of each year.

On March 4, 2019, the Company completed a public offering of $750 million aggregate principal amount of the Company's Senior Notes due March 15, 2026 (the "2026 Notes"), $1.0 billion aggregate principal amount of the Company's Senior Notes due March 15, 2029 (the "2029 Notes"), and $750 million aggregate principal amount of the Company's Senior Notes due March 15, 2049 (the "2049 Notes"). The Company pays interest at an annual rate of 3.75%, 4.00%, and 4.875%, on the 2026, 2029, and 2049 Notes, respectively, on a semi-annual basis on March 15 and September 15 of each year.

On March 12, 2015, the Company completed a public offering of $500 million aggregate principal amount of the Company's Senior Notes due March 15, 2025 (the "2025 Notes"). The Company pays interest at an annual rate of 3.80% on the 2025 Notes on a semi-annual basis on March 15 and September 15 of each year.

The Company may redeem the 2025, 2026, 2029, 2030, 2049, 2050, and 2060 Notes (collectively the "Senior Notes") at a redemption price equal to 100% of the principal amount of such series ("par"), plus a "make whole" premium as described in the indenture in respect to the Senior Notes and accrued and unpaid interest before December 15, 2024 for the 2025 Notes, before January 15, 2026 for the 2026 Notes, before December 15, 2028 for the 2029 Notes, before March 15, 2030 for the 2030 Notes, before September 15, 2048 for the 2049 Notes, before December 15, 2049 for the 2050 Notes, and before December 15, 2059 for the 2060 Notes. The Company may redeem the Senior Notes at par, plus accrued and unpaid interest at any time on or after December 24, 2024 for the 2025 Notes, on or after January 15, 2026 for the 2026 Notes, on or after December 15, 2028 for the 2029 Notes, on or after March 15, 2030 for the 2030 Notes, on or after September 15, 2048 for the 2049 Notes, on or after December 15, 2049 for the 2050 Notes, and on or after December 15, 2059 for the 2060 Notes. In addition, upon the occurrence of certain events, as described in the indenture, the Company will be required to make an offer to repurchase the Senior Notes at a price equal to 101% of the principal amount of the respective note, plus accrued and unpaid interest.

Selected additional information regarding the Senior Notes outstanding as of June 25, 2023, is as follows:

	Remaining Amortization period	Fair Value of Notes (Level 2)
	(years)	(in thousands)
2025 Notes	1.7	$ 488,620
2026 Notes	2.7	$ 730,725
2029 Notes	5.7	$ 969,760
2030 Notes	7.0	$ 624,825
2049 Notes	25.7	$ 730,500
2050 Notes	27.0	$ 525,233
2060 Notes	37.0	$ 340,365

Revolving Credit Facility

On March 12, 2014, the Company established an unsecured Credit Agreement. This agreement was amended on November 10, 2015 (the "Amended and Restated Credit Agreement"), October 13, 2017 (the "2nd Amendment"), February 25, 2019 (the "3rd Amendment"), June 17, 2021 (the "Second Amended and Restated Credit Agreement"), and December 7, 2022 ("Amendment No.1 to Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement provides for a $1.50 billion revolving credit facility with a syndicate of lenders, along with an expansion option that will allow the Company, subject to certain requirements, to request an increase in the facility of up to an additional $600.0 million, for a potential total commitment of

$2.10 billion. The facility matures on June 17, 2026. The Amendment No.1 To Second Amended and Restated Credit Agreement replaces the benchmark reference rate, LIBOR, with term SOFR equal to the term rate determined by the Chicago Mercantile Exchange term SOFR administrator plus 0.10% ("adjusted term SOFR"), with no change to the amount or timing of contractual cash flows.

Interest on amounts borrowed under the credit facility is, at the Company's option, based on (1) a base rate, defined as the greatest of (a) prime rate, (b) Federal Funds rate plus 0.5%, or (c) adjusted term SOFR plus 1.0%, plus a spread of 0.00% to 0.30%, or (2) adjusted term SOFR, plus a spread of 0.805% to 1.30%, in each case plus a facility fee, with such spread and facility fee determined based on the rating of the Company's non-credit enhanced, senior unsecured long-term debt. Such spreads and such facility fees are further subject to sustainability adjustments as described in the Amendment No. 1 to Second Amended and Restated Credit Agreement, in each case based on the Company's performance of certain energy savings and health and safety standards metrics. Principal and any accrued and unpaid interest are due and payable upon maturity. Additionally, the Company will pay the lenders a quarterly commitment fee that varies based on the Company's credit rating. As of June 25, 2023, the Company had no borrowings outstanding under the credit facility and was in compliance with all financial covenants.

Commercial Paper Program

On November 13, 2017, the Company established a commercial paper program (the "CP Program") under which the Company may issue unsecured commercial paper notes on a private placement basis up to a maximum aggregate principal amount of $1.25 billion. In July 2021, the Company amended the CP Program size to a maximum aggregate amount outstanding at any time of $1.50 billion. The net proceeds from the CP Program will be used for general corporate purposes, including repurchases of the Company's Common Stock from time to time under the Company's stock repurchase program. Amounts available under the CP Program may be re-borrowed. The CP Program is backstopped by the Company's Revolving Credit Arrangement. As of June 25, 2023, the Company had no outstanding borrowings under the CP Program.

Interest Cost

The following table presents the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the debt discount, issuance costs, and effective portion of interest rate contracts with respect to the Senior Notes, convertible notes, and the revolving credit facility during the fiscal years ended June 25, 2023, June 26, 2022, and June 27, 2021.

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
	(in thousands)		
Contractual interest coupon	$ 175,128	$ 175,128	$ 197,367
Amortization of interest discount	2,862	2,767	3,934
Amortization of issuance costs	1,376	1,351	1,639
Effect of interest rate contracts, net	2,545	2,455	2,070
Total interest cost recognized	$ 181,911	$ 181,701	$ 205,010

Note 15: Leases

The Company leases certain office spaces, manufacturing and warehouse spaces, equipment, and vehicles. While the majority of the Company's lease arrangements are operating leases, the Company has certain leases that qualify as finance leases.

The components of lease expense were as follows for the years ended June 25, 2023, June 26, 2022, and June 27, 2021:

	Year Ended		
	June 25, 2023	June 26, 2022	June 27, 2021
	(in thousands)		
Financing lease cost:			
Amortization of right-of-use assets	$ 7,899	$ 7,439	$ 7,131
Interest on lease liabilities	863	658	697
Total finance lease cost	$ 8,762	$ 8,097	$ 7,828
Operating lease cost	$ 75,660	$ 69,250	$ 51,519
Variable lease cost	227,726	259,041	219,040

Variable lease payments are expensed as incurred and are not included within the right of use asset and lease liability calculation. Variable lease payments primarily include costs associated with the Company's third-party logistics arrangements that contain one or more embedded leases. Variable lease costs will fluctuate based on factory output and material receipt volumes. Short-term rental expense, for agreements less than one year in duration, were immaterial for the twelve months ended June 25, 2023, June 26, 2022, and June 27, 2021, respectively.

Supplemental cash flow information related to leases was as follows as of June 25, 2023, June 26, 2022, and June 27, 2021:

| | Year Ended | | |
	June 25, 2023	June 26, 2022	June 27, 2021
	(in thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows paid for operating leases	$ 74,397	$ 64,808	$ 63,895
Financing cash flows paid for principal portion of finance leases	14,985	11,513	5,952
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 91,592	$ 121,580	$ 48,993
Finance leases	20,161	13,868	29,497

Supplemental balance sheet information related to leases was as follows as of June 25, 2023 and June 26, 2022:

	June 25, 2023	June 26, 2022
	(in thousands)	
Operating leases		
Other assets	$ 242,656	$ 226,648
Accrued expenses and other current liabilities	$ 64,682	$ 54,110
Other long-term liabilities	172,886	164,613
Total operating lease liabilities	$ 237,568	$ 218,723
Finance Leases		
Property and Equipment, net	$ 53,721	$ 42,153
Current portion of long-term debt and lease liabilities	$ 7,937	$ 7,381
Long-term debt and lease liabilities, less current portion	38,239	35,990
Total finance lease liabilities	$ 46,176	$ 43,371

	June 25, 2023		June 26, 2022	
	Weighted-Average Remaining Lease Term	Weighted-Average Discount Rate	Weighted-Average Remaining Lease Term	Weighted-Average Discount Rate
	(in years)		(in years)	
Operating leases	4.9	3.80 %	5.4	3.05 %
Finance leases	5.2	2.56 %	6.4	2.01 %

As of June 25, 2023, the maturities of lease liabilities are as follows:

	Operating Leases	Finance Leases
	(in thousands)	
2024	$ 72,035	$ 8,796
2025	53,620	7,867
2026	41,303	7,429
2027	30,264	7,025
2028	22,748	12,617
Thereafter	44,718	5,444
Total lease payments	$ 264,688	$ 49,178
Less imputed interest	(27,120)	(3,002)
Total	$ 237,568	$ 46,176

Selected Leases and Related Guarantees

The Company leases the some of its administrative, research and development and manufacturing facilities, regional sales/service offices, and certain equipment under non-cancelable leases. Certain of the Company's facility leases for buildings located at its Fremont, California headquarters; Tualatin, Oregon campus; and certain other facility leases provide the Company with options to extend the leases for additional periods or to purchase the facilities. Certain of the Company's facility leases provide for periodic rent increases based on the general rate of inflation.

The Company has finance leases for certain improved properties in Fremont and Livermore, California (the "California Facility Leases"). The Company is required to maintain cash collateral in an aggregate of approximately $250 million in separate interest-bearing accounts as security for the Company's obligations. These amounts are recorded with other restricted cash and investments in the Company's Consolidated Balance Sheets as of June 25, 2023 and June 26, 2022.

During the seven-year term of the California Facility Leases and when the terms of the California Facility Leases expire, the property subject to the California Facility Leases may be re-marketed. The Company has guaranteed to the lessor that each property will have a certain minimum residual value. The aggregate maximum guarantee made by the Company under the California Facility Leases is $298.4 million. During the fiscal year ended June 25, 2023, the Company recognized an immaterial liability associated with one of the leased properties in other long-term liabilities in its Consolidated Balances Sheets, as a result of an annual assessment of potential liability under the residual value guarantee arrangements.

Note 16: Retirement and Deferred Compensation Plans

Employee Savings and Retirement Plan

The Company maintains a 401(k) retirement savings plan for its eligible employees in the United States. Each participant in the plan may elect to contribute from 1% to 75% of annual eligible earnings to the plan, subject to statutory limitations. The Company makes matching employee contributions in cash to the plan at the rate of 50% of the first 6% of earnings contributed. Employees participating in the 401(k) retirement savings plan are fully vested in the Company matching contributions, and investments are directed by participants. The Company made matching contributions of $34.7 million, $32.6 million, and $26.9 million, in fiscal years 2023, 2022, and 2021, respectively.

Deferred Compensation Arrangements

The Company has an unfunded, non-qualified deferred compensation plan whereby executives may defer a portion of their compensation. Participants earn a return on their deferred compensation based on their allocation of their account balance among various mutual funds. The Company controls the investment of these funds, and the participants remain general creditors of the Company. Participants are able to elect the payment of benefits on a specified date at least three years after the opening of a deferral sub-account or upon retirement. Distributions are made in the form of lump sum or annual installments over a period of up to 20 years as elected by the participant. If no alternate election has been made, a lump sum payment will be made upon termination of a participant's employment with the Company. As of June 25, 2023, and June 26, 2022, the liability of the Company to the plan participants was $318.0 million and $280.0 million, respectively, which was recorded in accrued expenses and other current liabilities and other long-term liabilities on the Consolidated Balance Sheets. As of June 25, 2023, and June 26, 2022, the Company had investments in the aggregate amount of $318.1 million and $291.3 million, respectively, which correlate to the deferred compensation obligations, which were recorded in other assets on the Consolidated Balance Sheets.

Post-Retirement Healthcare Plan

The Company maintains a post-retirement healthcare plan for certain executive and director retirees. Coverage continues through the duration of the lifetime of the retiree or the retiree's spouse, whichever is longer. The benefit obligation was $33.2 million and $31.2 million as of June 25, 2023, and June 26, 2022, respectively.

Note 17: Commitments and Contingencies

The Company has certain obligations to make future payments under various contracts; some of these are recorded on its balance sheet and some are not. Obligations that are recorded on the Company's balance sheet include the Company's operating and finance lease obligations. Obligations that are not recorded on the Company's balance sheet include contractual relationships for purchase obligations and certain guarantees. The Company's commitments relating to off-balance sheet agreements are included in the tables below. These amounts exclude $582.8 million of liabilities related to uncertain tax positions (see Note 7: Income Taxes for further discussion) as of the end of the fiscal year because the Company is unable to reasonably estimate the ultimate amount or time of settlement.

Other Guarantees

The Company has issued certain indemnifications to its lessors for taxes and general liability under some of its agreements. The Company has entered into insurance contracts that are intended to limit its exposure to such indemnifications. As of June 25, 2023, the Company had not recorded any liability on its Consolidated Financial Statements in connection with these indemnifications, as it does not believe that it is probable that any material amounts will be paid under these guarantees.

Generally, the Company indemnifies, under pre-determined conditions and limitations, its customers for infringement of third-party intellectual property rights by the Company's products or services. The Company seeks to limit its liability for such indemnity to an amount not to exceed the sales price of the products or services subject to its indemnification obligations. The Company does not believe that it is probable that any material amounts will be paid under these guarantees.

The Company provides guarantees and standby letters of credit to certain parties as required for certain transactions initiated during the ordinary course of business. As of June 25, 2023, the maximum potential amount of future payments that the Company could be required to make under these arrangements and letters of credit was $141.6 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid.

In addition, the Company has entered into indemnification agreements with its directors, officers and certain other employees, consistent with its Bylaws and Certificate of Incorporation; and under local law, the Company may be required to provide indemnification to its employees for actions within the scope of their employment. Although the Company maintains insurance contracts that cover some of the potential liability associated with these indemnification agreements, there is no guarantee that all such liabilities will be covered. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under such indemnification agreements or statutory obligations.

Purchase Obligations

Purchase obligations consist of non-cancelable significant contractual obligations either on an annual basis or over multi-year periods. The contractual cash obligations and commitments table presented below contains the Company's minimum obligations at June 25, 2023, under these arrangements and others. For obligations with cancellation provisions, the amounts included in the following table were limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee. Actual expenditures will vary based on the volume of transactions and length of contractual service provided.

The Company's commitments related to these agreements as of June 25, 2023, were as follows:

Payments Due by Fiscal Year:	Purchase Obligations
	(in thousands)
2024	$ 659,074
2025	81,294
2026	3,504
2027	890
2028	359
Thereafter	320
Total	$ 745,441

Transition Tax Liability

On December 22, 2017, the "Tax Cuts & Jobs Act" was signed into law. Among other items, this U.S. tax reform assessed a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred. As a result, the Company recognized a total transition tax of $868.4 million and elected to pay the one-time tax over a period of 8 years, commencing in the twelve months ended June 30, 2019. As of September 25, 2022, this one-time tax was adjusted, resulting in a total tax liability increase of approximately $50.0 million, which was spread over the same 8-year period (see Note 7: Income Taxes for further discussion).

The Company's remaining obligation related to this arrangement as of June 25, 2023, were as follows:

Payments Due by Fiscal Year [(1)]:		Transition Tax
		(in thousands)
2024	$	137,783
2025		183,710
2026		229,638
Total	$	551,131

(1) The Company may choose to apply existing tax credits, thereby reducing the actual cash payment.

Warranties

The Company provides standard warranties on its systems. The liability amount is based on actual historical warranty spending activity by type of system, customer, and geographic region, modified for any known differences such as the impact of system reliability improvements. As of June 25, 2023, warranty reserves totaling $29.9 million were recognized in other long-term liabilities, the remainder were included in accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets.

Changes in the Company's product warranty reserves were as follows:

		Year Ended		
		June 25, 2023		June 26, 2022
		(in thousands)		
Balance at beginning of period	$	256,258	$	191,758
Warranties issued during the period		272,281		295,167
Settlements made during the period		(240,841)		(272,954)
Changes in liability for warranties issued during the period		(14,270)		14,951
Changes in liability for pre-existing warranties		13,235		27,336
Balance at end of period	$	286,663	$	256,258

Government Assistance

In the fiscal year ended June 25, 2023, the Company received government assistance from various domestic and international governments in the form of cash grants or refundable tax credits (collectively "Grant" or "Grants"). The Grants typically specify conditions that must be met in order for the Grants to be earned, such as employment or employee retention targets; completion of employee training; or the construction or acquisition of property and equipment and are often time-bound. If conditions are not satisfied or if the duration period for the arrangement is not met, the Grants are often subject to reduction, repayment, or termination.

The Company's policy is to recognize a benefit in the Consolidated Statement of Operations, as a reduction to the expense the individual Grant is designed to compensate for, over the duration of the program when the Company has reasonable assurance that it will comply with the conditions under the Grant and that the Grant will be received. Grants related to investments in property and equipment are recognized as a reduction to the cost basis of the underlying assets with an ongoing reduction to depreciation expense over the assets estimated useful life.

During the fiscal year ended June 25, 2023, the Company received an insignificant amount related to Grants. To the extent amounts have been received by the Company in advance of completion of the conditions, they have been recognized in accrued expense and other liabilities, or other long-term liabilities in the Consolidated Balance Sheets, as appropriate.

Legal Proceedings

While the Company is not currently a party to any legal proceedings that it believes material, the Company is either a defendant or plaintiff in various actions that have arisen from time to time in the normal course of business, including intellectual property claims. The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. Based on current information, the Company does not believe that a material loss from known matters is probable and therefore has not recorded an accrual of any material amount for litigation or other contingencies related to existing legal proceedings.

Note 18: Stock Repurchase Program

In May 2022, the Board of Directors authorized the Company to repurchase up to an additional $5.0 billion of Common Stock; this authorization supplements the remaining balances from any prior authorizations. These repurchases can be conducted on the open market or as private purchases and may include the use of derivative contracts with large financial institutions, in all cases subject to compliance with applicable law. This repurchase program has no termination date and may be suspended or discontinued at any time.

Repurchases under the repurchase program were as follows during the periods indicated:

Period	Total Number of Shares Repurchased	Total Cost of Repurchase [3]	Average Price Paid Per Share [1,3]	Amount Available Under Repurchase Program
	(in thousands, except per share data)			
Available balance as of June 26, 2022				$ 5,514,636
Quarter ended September 25, 2022	675 [2]	$ 104,982	$ 432.74	$ 5,409,654
Quarter ended December 25, 2022	1,125	$ 483,226	$ 429.42	$ 4,926,428
Quarter ended March 26, 2023	1,017	$ 483,418	$ 475.18	$ 4,443,010
Quarter ended June 25, 2023	1,616	$ 905,793	$ 560.43	$ 3,537,217

(1) Average price paid per share excludes the effect of accelerated share repurchase activities. See additional disclosure below regarding the Company's accelerated share repurchase activity during the fiscal year.

(2) Includes shares received at final settlement of accelerated share repurchase agreements; see additional disclosures below regarding the Company's accelerated share repurchase activity during the fiscal year.

(3) As of January 1, 2023, the Company's net share repurchases are subject to a 1% excise tax under the Inflation Reduction Act. Excise tax incurred reduces the amount available under the repurchase program, as applicable, and is included in the cost of shares repurchased in the Consolidated Statement of Stockholders' Equity and the calculation of the average price paid per share.

In addition to the shares repurchased under the Board-authorized repurchase program shown above, the Company acquired 176 thousand shares at a total cost of $85.4 million during the 12 months ended June 25, 2023, which the Company withheld through net settlements to cover minimum tax withholding obligations upon the vesting of restricted stock unit awards granted under the Company's equity compensation plans. The shares retained by the Company through these net share settlements are not a part of the Board-authorized repurchase program but instead are authorized under the Company's equity compensation plan.

Accelerated Share Repurchase Agreements

On June 2, 2022, the Company entered into an accelerated share repurchase agreement (the "June 2022 ASR") with two financial institutions to repurchase a total of $500 million of Common Stock. The Company took an initial delivery of approximately 717 thousand shares, which represented 75% of the prepayment amount divided by our closing stock price on June 2, 2022. The total number of shares received under the June 2022 ASR was based upon the average daily volume weighted average price of the Company's Common Stock during the repurchase period, less an agreed upon discount. Final settlement of the June 2022 ASR occurred in September 2022, resulting in the receipt of approximately 433 thousand additional shares, which yielded a weighted-average share price of $435.20 for the transaction period.

Note 19: Comprehensive Income (Loss)

The components of accumulated other comprehensive loss, net of tax at the end of June 25, 2023, as well as the activity during the fiscal year ended June 25, 2023, were as follows:

	Accumulated Foreign Currency Translation Adjustment	Accumulated Unrealized Gain or Loss on Cash Flow Hedges	Accumulated Unrealized Holding Gain or Loss on Available-For-Sale Investments	Accumulated Unrealized Components of Defined Benefit Plans	Total
	(in thousands)				
Balance as of June 26, 2022	$ (81,755)	$ (12,330)	$ (1,637)	$ (14,260)	$ (109,982)
Other comprehensive income before reclassifications	6,858	10,413	1,491	83	18,845
Gains reclassified from accumulated other comprehensive income (loss) to net income [1]	—	(9,411)	(158)	—	(9,569)
Net current-period other comprehensive income (loss)	6,858	1,002	1,333	83	9,276
Balance as of June 25, 2023	$ (74,897)	$ (11,328)	$ (304)	$ (14,177)	$ (100,706)

(1) Amount of after-tax gain reclassified from accumulated other comprehensive income into net income is not material individually or in the aggregate, or to any individual location in our Consolidated Statement of Operations.

Tax related to other comprehensive income, and the components thereto, for the years ended June 25, 2023, June 26, 2022, and June 27, 2021 was not material.

Note 20: Segment, Geographic Information, and Major Customers

The Company operates in one reportable business segment: manufacturing and servicing of wafer processing semiconductor manufacturing equipment. The Company's material operating segments qualify for aggregation due to their customer base and similarities in economic characteristics, nature of products and services, and processes for procurement, manufacturing, and distribution.

The Company operates in seven geographic regions: United States, China, Europe, Japan, Korea, Southeast Asia, and Taiwan. For geographical reporting, revenue is attributed to the geographic location in which the customers' facilities are located, while long-lived assets; which includes property and equipment, net, and recognized right of use assets reported in other assets in the Consolidated Balance Sheets as of June 25, 2023 and June 26, 2022; are attributed to the geographic locations in which the assets are located.

Revenues and long-lived assets by geographic region were as follows:

		Year Ended				
		June 25, 2023		June 26, 2022		June 27, 2021
Revenue:		(in thousands)				
China	$	4,462,663	$	5,411,502	$	5,137,886
Korea		3,551,742		4,037,467		3,924,685
Taiwan		3,477,862		2,936,482		2,117,999
Japan		1,758,364		1,624,573		1,363,907
United States		1,665,136		1,147,346		672,716
Southeast Asia		1,354,471		1,357,648		945,478
Europe		1,158,278		712,021		463,479
Total revenue	$	17,428,516	$	17,227,039	$	14,626,150

		June 25, 2023		June 26, 2022		June 27, 2021
Long-lived assets:		(in thousands)				
United States	$	1,367,534	$	1,276,274	$	1,137,490
Southeast Asia		339,415		248,029		129,881
Korea		215,898		183,809		62,502
Europe		93,732		77,658		77,661
Taiwan		65,432		72,845		47,279
China		8,865		7,214		9,301
Japan		8,452		8,406		13,149
	$	2,099,328	$	1,874,235	$	1,477,263

In fiscal year 2023, two customers accounted for approximately 22% and 16% of total revenues, respectively. In fiscal year 2022, four customers accounted for approximately 21%, 12%, 12%, and 11% of total revenues, respectively. In fiscal year 2021, three customers accounted for approximately 25%, 12%, and 10% of total revenues, respectively. No other customers accounted for more than 10% of total revenues.

Note 21: Business Combinations

In November 2022, the Company completed two business combination transactions acquiring the outstanding shares of two separate private companies in cash transactions collectively valued at $153.8 million as of the respective purchase dates. The Company's preliminary assessment of acquisition date fair value of the assets acquired and liabilities assumed resulted in the recognition of $102.2 million of goodwill and $81.2 million of intangible assets; all other assets acquired and all liabilities assumed were immaterial. The preliminary fair value of net tangible liabilities assumed and intangible assets acquired was based on preliminary valuations, estimates, and assumptions which are subject to change within the measurement period (up to one year from the acquisition date). The Company expensed all associated costs, as incurred, in selling, general, and administrative expense in the Consolidated Statement of Operations for the year ended June 25, 2023.

The following table is a summary of the preliminary fair value estimates of the identifiable intangible assets and their useful lives:

	Weighted-Average Useful Life	Estimated Purchase Date Fair Value
		(in thousands)
Existing technology	7 years	$ 40,294
Customer relationships	8 years	10,835
In process research and development	Indefinite	30,081
		$ 81,210

Note 22: Restructuring Charges, Net

The Company records employee severance and separation costs that meet the requirements for recognition in accordance with the relevant guidance of ASC 420, Exit or Disposal Cost Obligations, or ASC 712, Compensation - Non-retirement Post-employment Benefits, as applicable. For involuntary termination benefits that are not provided under the terms of an ongoing benefit arrangement, the liability for the current fair value of expected future costs associated with a management-approved restructuring plan is recognized in the period in which the plan is communicated to the employees and the plan is not expected to change significantly. For ongoing benefit arrangements, inclusive of statutory requirements, employee termination costs are accrued when the existing situation or set of circumstances indicates that an obligation has been incurred, it is probable the benefits will be paid, and the amount can be reasonably estimated. Termination benefits associated with employees that elected to voluntarily terminate as part of the restructuring plan are recorded when the employee irrevocably accepts the offer and the amount can be reasonably estimated. If applicable, the Company records such costs into operating expense over the terminated employees' future service period beyond any minimum or legally required retention period. The majority of restructuring charges that have been incurred but not yet paid are recorded in Accrued expenses and other current liabilities in the Consolidated Balance Sheets.

In the fiscal year ended June 25, 2023, the Company initiated a restructuring plan designed to better align the Company's cost structure with its outlook for the economic environment and business opportunities. Under the plan the Company terminated approximately 1,650 employees, incurring expenses related to employee severance and separation costs. Employee severance and separation costs primarily relate to severance, non-cash severance, including equity award compensation expense, pension and other termination benefits. Additionally, the Company made a strategic decision to relocate certain manufacturing activities to pre-existing facilities and incurred charges to move inventory and equipment and exit selected supplier arrangements.

During the fiscal year ended June 25, 2023, net restructuring costs of $78.2 million and $42.2 million were recorded in restructuring charges, net - cost of goods sold, and restructuring charges, net - operating expenses, respectively in the Consolidated Statements of Operations.

The Company anticipates the restructuring plan to be substantially complete by December 24, 2023, and estimates that incremental restructuring charges totaling approximately $18 million will be incurred in the fiscal quarters ending September 24, 2023 and December 24, 2023.

The following table is a summary of the activity related to the restructuring plan:

	Severance and Benefits	Other	Total
	(in thousands)		
Restructuring expense	$ 107,063	$ 13,253	$ 120,316
Cash payments	(96,047)	(12,378)	(108,425)
Non-cash activities	(3,027)	(629)	(3,656)
Restructuring liability as of June 25, 2023	$ 7,989	$ 246	$ 8,235

To the Stockholders and the Board of Directors of Lam Research Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lam Research Corporation (the Company) as of June 25, 2023 and June 26, 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 25, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 25, 2023 and June 26, 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 25, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 25, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Inventory - Valuation

Description of the Matter The Company's inventories totaled $4.8 billion as of June 25, 2023, representing 26% of total assets. As explained in Note 2 to the consolidated financial statements, the Company assesses the valuation of all inventories including manufacturing raw materials, work-in-process, finished goods, and spare parts in each reporting period. Obsolete inventory or inventory in excess of management's estimated usage requirement is written down to its estimated net realizable value if less than cost.

Auditing management's estimates for excess and obsolete inventory involved subjective auditor judgment because management's assessment of whether a write down is required and the measurement of any excess of cost over net realizable value is judgmental and considers a number of qualitative factors that are affected by market and economic conditions outside the Company's control.

How We Addressed the Matter in Our Audit We evaluated and tested the Company's processes and the design and operating effectiveness of internal controls addressing the identified audit risks. This included controls over management's assessment of inventory valuation, including the development of forecasted usage of inventories and consideration of how factors outside of the Company's control might affect management's judgment related to the valuation of excess and obsolete inventory.

Our audit procedures included, among others, evaluating the significant assumptions (e.g., forecasts related to the Company's future manufacturing schedules, customer demand, technological and/or market obsolescence, and possible alternative uses) and the underlying data used in management's excess and obsolete inventory valuation assessment. We evaluated inventory levels compared to forecasted demand, historical sales and specific product considerations. We also assessed the historical accuracy of management's estimates.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1981.

San Jose, California
August 15, 2023

To the Stockholders and the Board of Directors of Lam Research Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Lam Research Corporation's internal control over financial reporting as of June 25, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Lam Research Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 25, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 25, 2023 and June 26, 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 25, 2023, and the related notes and our report dated August 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
August 15, 2023

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Design of Disclosure Controls and Procedures and Internal Control over Financial Reporting

We maintain disclosure controls and procedures and internal control over final reporting that are designed to comply with Rule 13a-15 of the Exchange Act. In designing and evaluating the controls and procedures associated with each, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and that the effectiveness of controls cannot be absolute because the cost to design and implement a control to identify errors or mitigate the risk of errors occurring should not outweigh the potential loss caused by the errors that would likely be detected by the control. Moreover, we believe that a control system cannot be guaranteed to be 100% effective all of the time. Accordingly, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of June 25, 2023, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer each concluded that our disclosure controls and procedures are effective, as of June 25, 2023, at the reasonable assurance level.

We intend to review and evaluate the design and effectiveness of our disclosure controls and procedures on an ongoing basis and to correct any material deficiencies that we may discover. Our goal is to ensure that our senior management has timely access to material information that could affect our business.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate "internal control over financial reporting", as that term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework used by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on that evaluation, management has concluded that the Company's internal control over financial reporting was effective as of June 25, 2023, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Ernst & Young LLP, an independent registered public accounting firm, audited the financial statements included in this 2023 Form 10-K and has issued an attestation report on the Company's internal control over financial reporting, as stated in their report, which is included in Part II, Item 8 of this 2023 Form 10-K.

Effectiveness of Controls

While we believe the present design of our disclosure controls and procedures and internal control over financial reporting is effective at the reasonable assurance level, future events affecting our business may cause us to modify our disclosure controls and procedures or internal control over financial reporting.

Item 9B. *Other Information*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

We have omitted from this 2023 Form 10-K certain information required by Part III because we, as the Registrant, will file a definitive proxy statement with the SEC within 120 days after the end of our fiscal year, pursuant to Regulation 14A, as promulgated by the SEC, for our Annual Meeting of Stockholders expected to be held on or about November 7, 2023, (the "Proxy Statement"), and certain information included in the Proxy Statement is incorporated into this report by reference.

Item 10.   *Directors, Executive Officers and Corporate Governance*

For information regarding our executive officers, see Part I, Item 1 of this 2023 Form 10-K under the caption "Information about our Executive Officers," which information is incorporated into Part III by reference.

The information concerning our directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Voting Proposals — Proposal No. 1: Election of Directors — 2023 Nominees for Director."

The information concerning our audit committee and audit committee financial experts required by this Item is incorporated by reference to our Proxy Statement under the headings "Governance Matters — Corporate Governance — Board Committees" and "Governance Matters — Corporate Governance — Board Committees — Audit Committee."

The Company has adopted a Corporate Code of Ethics that applies to all employees, officers, and directors of the Company. Our Code of Ethics is publicly available on the Investor Relations page of our website at http://investor.lamresearch.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Ethics will promptly be disclosed to the public. To the extent permitted by applicable legal requirements, we intend to make any required public disclosure by posting the relevant material on our website in accordance with SEC rules.

Item 11.   *Executive Compensation*

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Compensation Matters — Executive Compensation and Other Information," "Compensation Matters — CEO Pay Ratio," and "Governance Matters — Director Compensation."

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Stock Ownership — Security Ownership of Certain Beneficial Owners and Management" and "Compensation Matters — Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13.   *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Audit Matters — Certain Relationships and Related Party Transactions" and "Governance Matters — Corporate Governance — Director Independence Policies."

Item 14.   *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Audit Matters — Relationship with Independent Registered Public Accounting Firm — Fees Billed by Ernst & Young LLP" and "Audit Matters — Relationship with Independent Registered Public Accounting Firm — Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services."

Item 15. *Exhibit and Financial Statement Schedules*

(a)   The following documents are filed as part of this Annual Report on Form 10-K.

Schedules have been omitted since they are not applicable, not required, not material, or the information is included elsewhere herein.

Item 16. **Form 10-K Summary**

None

LAM RESEARCH CORPORATION

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 25, 2023

EXHIBIT INDEX

Exhibit	Description
3.1	Restated Certificate of Incorporation of the Registrant, (including Certificate and Designation, Preferences and Rights of Series A Junior Participating Preferred Stock), dated November 22, 2016 which is incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on January 30, 2017 (SEC File No. 000-12933).
3.2	Bylaws of the Registrant, as amended and restated, dated May 11, 2022 which is incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on May 11, 2022 (SEC File No. 000-12933).
4.1	Indenture (including Form of Notes), dated as of February 13, 2015, between Registrant and The Bank of New York Mellon Trust Company, N.A. which is incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 filed on February 13, 2015 (SEC File No. 333-202110).
4.2	First Supplemental Indenture, dated as of March 12, 2015, by and between Lam Research Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee which is incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 12, 2015 (SEC File No. 000-12933).
4.3	Second Supplemental Indenture, dated as of June 7, 2016, by and between Lam Research Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee which is incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on June 7, 2016 (SEC File No. 000-12933).
4.4	Third Supplemental Indenture, dated as of March 4, 2019 by and between Lam Research Corporation and the Bank of New York Mellon Trust Company, N.A. as trustee which is incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 4, 2019 (SEC File No. 000-12933).
4.5	Fourth Supplemental Indenture, dated as of May 5, 2020 by and between Lam Research Corporation and the Bank of New York Mellon Trust Company, N.A. as trustee which is incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on May 5, 2020 (SEC File No. 000-12933).
4.6	Description of Common Stock, which is incorporated by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 10-K filed on August 18, 2020 (SEC File No. 000-12933).
10.1*	Form of Indemnification Agreement which is incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 3, 1988 (SEC File No. 000-12933).
10.2*	Form of Indemnification Agreement which is incorporated by reference to Exhibit 10.148 to the Registrant's Current Report on Form 8-K filed on November 13, 2008 (SEC File No. 000-12933).
10.3*	Form of Indemnification Agreement which is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 4, 2012 (SEC File No. 000-12933).
10.4*	Form of Novellus Directors and Officers Indemnification Agreement which is incorporated by reference to Exhibit 10.1 to Novellus' Current Report on Form 10-Q filed on August 13, 2002 (SEC File No. 000-17157).
10.5*	Novellus Amended Executive Voluntary Deferred Compensation Plan, as amended which is incorporated by reference to Exhibit 10.28 to Novellus' Quarterly Report on Form 10-Q filed on November 5, 2008 (SEC File No. 000-17157).
10.6*	Novellus Accelerated Stock Vesting Retirement Plan Summary which is incorporated by reference to Exhibit 10.30 to Novellus' Quarterly Report on Form 10-Q filed on November 2, 2010 (SEC File No. 000-17157).
10.7*	Novellus Systems, Inc. 2011 Stock Incentive Plan, as amended July 18, 2012 which is incorporated by reference to Exhibit 10.172 to the Registrant's Annual Report on Form 10-K filed on August 22, 2012 (SEC File No. 000-12933).
10.8*	Form of Nonstatutory Stock Option Award Agreement (U.S. Participants) — Lam Research Corporation 2007 Stock Incentive Plan which is incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on February 6, 2014 (SEC File No. 000-12933).
10.9*	Form of Nonstatutory Stock Option Award Agreement (U.S. Participants) — Lam Research Corporation (Novellus Systems, Inc.) 2011 Stock Incentive Plan (As Amended) which is incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed on February 6, 2014 (SEC File No. 000-12933).
10.10	Form of Confidentiality Agreement which is incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on February 3, 2015 (SEC File No. 000-12933).
10.11*	Form of Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.244 to the Registrant's Current Report on Form 8-K filed on November 5, 2015 (SEC File No. 000-12933).
10.12*	Form of Option Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.247 to the Registrant's Current Report on Form 8-K filed on November 5, 2015 (SEC File No. 000-12933).
10.13*	Form of Indemnification Agreement which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 24, 2017 (SEC File No. 000-12933).
10.14	Form of Commercial Paper Dealer Agreement 4(a)(2) Program between Lam Research Corporation, as issuer, and the dealer which is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 14, 2017 (SEC File No. 000-12933).

Exhibit	Description
10.15*	Lam Research Corporation 2007 Stock Incentive Plan, as amended, which is incorporated by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 10-K filed on August 27, 2013 (SEC File No. 000-12933).
10.16*	Lam Research Corporation Elective Deferred Compensation Plan which is incorporated by reference to Exhibit 4.16 to the Registrant's Annual Report on Form 10-K filed on August 19, 2011 (SEC File No. 000-12933)
10.17*	Lam Research Corporation Elective Deferred Compensation Plan II which is incorporated by reference to Exhibit 4.17 to the Registrant's Annual Report on Form 10-K filed on August 19, 2011 (SEC File No. 000-12933)
10.18	Lam Research Corporation 1999 Employee Stock Purchase Plan, as amended which is incorporated by reference to Exhibit 4.1 to the Registrant's Form S-8 filed on April 30, 2019 (SEC File No. 333-231138).
10.19*	2004 Executive Incentive Plan, as Amended and Restated which is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 9, 2023 (SEC File No. 000-12933).
10.20	2015 Stock Incentive Plan which is incorporated by reference to Exhibit 4.24 to the Registrant's Current Report on Form 8-K filed on November 5, 2015 (SEC File No. 000-12933).
10.21*	Form of Market-Based-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on October 23, 2018 (SEC File No 000-12933).
10.22*	Form of Restricted Stock Unit Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 30, 2019 (SEC File No. 000-12933).
10.23*	Form of Restricted Stock Unit Agreement (Outside Directors) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on April 30, 2019 (SEC File No. 000-12933).
10.24*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on April 30, 2019 (SEC File No. 000-12933).
10.25*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 28, 2020 (SEC File No. 000-12933).
10.26*	Executive Severance Policy which is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 28, 2020 (SEC File No. 000-12933).
10.27*	Executive Change in Control Policy which is incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 28, 2020 (SEC File No. 000-12933).
10.28	Amendment No. 1 to Second Amended and Restated Credit Agreement dated December 7, 2022, among Lam Research Corporation, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which is incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on January 30, 2023 (SEC File No. 000-12933).
10.29*	Form of Option Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.30*	Form of Restricted Stock Unit Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.31*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.32*	Form of Option Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.33*	Form of Option Award Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.34*	Form of Restricted Stock Unit Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.35*	Form of Restricted Stock Unit Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.36*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.37*	Form of Market-Based Performance Restricted Stock Unit Award Agreement (International Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K filed on August 17, 2021 (SEC File No. 000-12933).
10.38*	Non-employee Director Compensation Program which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on February 1, 2022 (SEC File No. 000-12933).

Exhibit	Description
10.39*	Lam Research Corporation Senior Executive Transition Policy which is incorporated by reference to Exhibit 10.1 to the Registrant's Current report on Form 8-K filed on May 11, 2022 (SEC File No. 000-12933)
10.40*	Form of Restricted Stock Unit Agreement (U.S. Participants) - 2015 Stock Incentive Plan which is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on January 30, 2023 (SEC File No. 000-12933).
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (See Signature page)
31.1	Rule 13a — 14(a) / 15d — 14(a) Certification (Principal Executive Officer)
31.2	Rule 13a — 14(a) / 15d — 14(a) Certification (Principal Financial Officer)
32.1	Section 1350 Certification — (Principal Executive Officer)
32.2	Section 1350 Certification — (Principal Financial Officer)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

*   Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023

LAM RESEARCH CORPORATION
(Registrant)

By: /s/ Timothy M. Archer

Timothy M. Archer
President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

By signing this Annual Report on Form 10-K below, I hereby appoint each of Timothy M. Archer and Douglas R. Bettinger, jointly and severally, as my attorney-in-fact to sign all amendments to this Form 10-K on my behalf and to file this Form 10-K (including all exhibits and other related documents) with the Securities and Exchange Commission. I authorize each of my attorneys-in-fact to (1) appoint a substitute attorney-in-fact for himself and (2) perform any actions that he believes are necessary or appropriate to carry out the intention and purpose of this Power of Attorney. I ratify and confirm all lawful actions taken directly or indirectly by my attorneys-in-fact and by any properly appointed substitute attorneys-in-fact.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
Principal Executive Officer		
/s/ Timothy M. Archer Timothy M. Archer	President, Chief Executive Officer and Director	August 15, 2023
Principal Financial Officer		
/s/ Douglas R. Bettinger Douglas R. Bettinger	Executive Vice President and Chief Financial Officer	August 15, 2023
Principal Accounting Officer		
/s/ Christina C. Correia Christina C. Correia	Corporate Vice President and Chief Accounting Officer	August 15, 2023

Other Directors

Signatures	Title	Date	Signatures	Title	Date
/s/ Abhijit Y. Talwalkar Abhijit Y. Talwalkar	Chairman	August 15, 2023	/s/ Bethany J. Mayer Bethany J. Mayer	Director	August 15, 2023
/s/ Sohail U. Ahmed Sohail U. Ahmed	Director	August 15, 2023	/s/ Jyoti K. Mehra Jyoti K. Mehra	Director	August 15, 2023
/s/ Eric K. Brandt Eric K. Brandt	Director	August 15, 2023	/s/ Lih Shyng Tsai Lih Shyng (Rick L.) Tsai	Director	August 15, 2023
/s/ Michael R. Cannon Michael R. Cannon	Director	August 15, 2023	/s/ Leslie F. Varon Leslie F. Varon	Director	August 15, 2023
/s/ Ho Kyu Kang Ho Kyu Kang	Director	August 15, 2023			

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Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

Phone: 1-510-572-0200
www.lamresearch.com

